UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

On May 10, 2016, Denbury Resources Inc. (the "Company") completed its previously announced privately negotiated exchanges with holders of $922.5 million in aggregate principal amount of its outstanding senior subordinated notes (the "Old Notes") to exchange that principal amount of Old Notes for $531.2 million in aggregate principal amount of the Company's new 9% Senior Secured Second Lien Notes due 2021 (the "New Notes") and 36.9 million shares of the Company's common stock, par value $0.001 per share (the "Shares"). Pursuant to the exchange agreements, the Company exchanged the New Notes and Shares for Old Notes consisting of $126.6 million in aggregate principal amount of its 6⅜% Senior Subordinated Notes due 2021, $351.6 million in aggregate principal amount of its 5½% Senior Subordinated Notes due 2022 and $444.2 million in aggregate principal amount of its 4⅝% Senior Subordinated Notes due 2023. The New Notes and Shares were offered in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) therein.

Indenture for the 9% Senior Secured Second Lien Notes due 2021

The New Notes were issued pursuant to an Indenture dated May 10, 2016 (the "Indenture") among the Company, certain of the Company's subsidiaries that are guarantors of the New Notes (the "Subsidiary Guarantors") and Wilmington Trust, National Association, as trustee (the "Trustee") and collateral trustee (the "Collateral Trustee"). The Company will pay interest on the New Notes semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2016, and the New Notes will mature on May 15, 2021. The Indenture contains customary covenants that restrict the Company's and its restricted subsidiaries' ability to: (i) incur additional debt; (ii) pay dividends on the Company's capital stock or redeem, repurchase or retire such capital stock or subordinated debt (including the Old Notes); (iii) make investments; (iv) create liens on the Company's assets; (v) create limitations on the Company's restricted subsidiaries' ability to pay dividends or make other payments to the Company; (vi) engage in transactions with the Company's affiliates; (vii) transfer or sell assets; and (viii) consolidate, merge or transfer all or substantially all of the Company's assets and the assets of the Company's subsidiaries. The Indenture also requires that certain of the Company's future subsidiaries guarantee the New Notes. The Indenture requires that in the case of a change of control the Company must offer to purchase all of the New Notes at a price equal to 101% of the principal amount of the New Notes plus accrued and unpaid interest. These covenants are subject to important exceptions and qualifications as described in the Indenture. If an event of default with respect to the New Notes occurs, the principal of and accrued but unpaid interest on the New Notes may be declared due and payable by the Trustee or the holders of 25% in principal amount of the outstanding New Notes in the manner provided in the Indenture.

The New Notes will be fully and unconditionally guaranteed, jointly and severally, by subsidiaries of the Company representing substantially all of the Company's assets, operations and income and will be secured by second-priority liens on substantially all of the assets that secure the Company's senior secured bank credit facility (the "Collateral"). Pursuant to the terms of the Intercreditor Agreement (as defined below), the liens on the Collateral that secure the New Notes and the guarantees are contractually subordinated to liens that secure the Company's senior secured bank credit facility and certain other priority lien debt. Consequently, the New Notes and the guarantees will be effectively subordinated to the senior secured bank credit facility and other priority lien debt, if any, to the extent of the value of such assets.

Subject to compliance with the covenant regarding indebtedness, the Company may issue more New Notes from time to time under the Indenture (the "Additional Notes"). The New Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase.

On and after December 15, 2018, the Company may redeem some or all of the New Notes in cash at the redemption prices described in the Indenture, plus accrued and unpaid interest to the date of redemption. At any time prior to December 15, 2018, the Company may redeem the New Notes in whole or in part at a price equal to 100% of the principal amount of the New Notes to be redeemed plus a "make whole" premium and accrued and unpaid interest to the date of redemption. In addition, at any time and from time to time, on or before December 15, 2018, the Company may redeem up to 35% of the New Notes (which includes Additional Notes, if any) with the proceeds of certain equity offerings, in each case at the redemption prices set forth in the Indenture, plus accrued and unpaid interest to the date of redemption.

The foregoing descriptions of the Indenture and the New Notes are qualified in their entirety by reference to the full text of the Indenture and the New Notes, which are attached as Exhibits 4.1 and 4.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Collateral Trust Agreement

On May 10, 2016, in connection with the Indenture, the Company, the Subsidiary Guarantors, the Trustee and the Collateral Trustee, entered into a collateral trust agreement (the "Collateral Trust Agreement"), pursuant to which the Collateral Trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all liens upon the Collateral for the benefit of the holders of the New Notes and other parity lien obligations, if any.

The foregoing description of the Collateral Trust Agreement is qualified in its entirety by reference to the full text of the Collateral Trust Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Intercreditor Agreement

On May 10, 2016, the Collateral Trustee and JPMorgan Chase Bank, N.A. entered into an intercreditor agreement (the "Intercreditor Agreement") to govern the relationship of holders of the New Notes and holders of other parity lien debt (if any), the lenders under the Company's senior secured bank credit facility and holders of other priority lien debt, and holders of the Company's junior lien debt with respect to the Collateral and certain other matters.

The foregoing description of the Intercreditor Agreement is qualified in its entirety by reference to the full text of the Intercreditor Agreement, which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Section 2 – Financial Information

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 above is incorporated herein by reference, insofar as it relates to the creation of a direct financial obligation.

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

The information in Item 1.01 above is incorporated herein by reference, insofar as it relates to the unregistered sale of equity securities.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
4.1*	Indenture, dated as of May 10, 2016, among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as Trustee and Collateral Trustee, with respect to $531,194,000 aggregate principal amount of 9% Senior Secured Second Lien Notes due 2021.
4.2*	Form of Global Note representing the 9% Senior Secured Second Lien Notes due 2021 (included in Exhibit 4.1).
10.1*	Collateral Trust Agreement, dated as of May 10, 2016, among the Company, the Subsidiary Guarantors, Wilmington Trust, National Association, as Trustee, the other parity lien representatives from time to time party thereto and Wilmington Trust, National Association, as Collateral Trustee.
10.2*	Intercreditor Agreement, dated as of May 10, 2016, by and between JPMorgan Chase Bank, N.A., as Priority Lien Agent, and Wilmington Trust, National Association, as Collateral Trustee.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: May 11, 2016   By: /s/ James S. Matthews
                                                    James S. Matthews
                                                    Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Indenture, dated as of May 10, 2016, among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as Trustee and Collateral Trustee, with respect to $531,194,000 aggregate principal amount of 9% Senior Secured Second Lien Notes due 2021.
4.2	Form of Global Note representing the 9% Senior Secured Second Lien Notes due 2021 (included in Exhibit 4.1).
10.1	Collateral Trust Agreement, dated as of May 10, 2016, among the Company, the Subsidiary Guarantors, Wilmington Trust, National Association, as Trustee, the other parity lien representatives from time to time party thereto and Wilmington Trust, National Association, as Collateral Trustee.
10.2	Intercreditor Agreement, dated as of May 10, 2016, by and between JPMorgan Chase Bank, N.A., as Priority Lien Agent, and Wilmington Trust, National Association, as Collateral Trustee.

DENBURY RESOURCES INC.

Issuer

9% Senior Secured Second Lien Notes Due 2021

―――――――――――――――

INDENTURE

Dated as of May 10, 2016

―――――――――――――――

WILMINGTON TRUST, NATIONAL ASSOCIATION

Trustee and Collateral Trustee

―――――――――――――――

Reference is made to the Intercreditor Agreement dated as of May 10, 2016, between JPMorgan Chase Bank, N.A., as Priority Lien Agent (as defined therein), and Wilmington Trust, National Association, as Second Lien Collateral Trustee (as defined therein) and acknowledged and agreed by Denbury Resources Inc. and certain of its subsidiaries (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "Intercreditor Agreement"). Each holder of Second Lien Indenture Notes (as defined therein), by its acceptance of such Second Lien Indenture Notes (i) consents to the subordination of Liens provided for in the Intercreditor Agreement, (ii) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (iii) authorizes and instructs the Second Lien Collateral Trustee on behalf of each Second Lien Secured Party (as defined therein) to enter into the Intercreditor Agreement as Second Lien Collateral Trustee on behalf of such Second Lien Secured Parties and (iv) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person. The foregoing provisions are intended as an inducement to the lenders under the Priority Lien Documents (as defined in the Intercreditor Agreement) to extend credit to Denbury Resources Inc., and such lenders are intended third-party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

TABLE OF CONTENTS

ARTICLE 5
Successor Company

ARTICLE 6
Defaults and Remedies

ARTICLE 7
Trustee

ARTICLE 8
Discharge of Indenture; Defeasance

ARTICLE 9
Amendments

ARTICLE 10
Collateral and Security

ARTICLE 11
Subsidiary Guarantees

ARTICLE 12
[Reserved]

ARTICLE 13

Miscellaneous

INDENTURE dated as of May 10, 2016, among DENBURY RESOURCES INC., a Delaware corporation (the "Company"), certain of the Company's subsidiaries signatory hereto (each, a "Subsidiary Guarantor" and, collectively, the "Subsidiary Guarantors"), and Wilmington Trust, National Association, as Trustee (in such capacity, together with its successors and assigns, the "Trustee") and as Collateral Trustee (the "Collateral Trustee").

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of (a) the Company's $531,194,000 aggregate principal amount of 9% Senior Secured Second Lien Notes due 2021 issued on the Issue Date (the "Original Securities") and (b) any Additional Securities (as defined herein) that may be issued after the date hereof in the form of Exhibit A (all such securities in clauses (a) and (b) being referred to collectively as the "Securities"). The Original Securities and any Additional Securities shall constitute a single series hereunder.

ARTICLE 1

Definitions and Incorporation by Reference

Section 1.01   Definitions.

"Act of Parity Lien Debtholders" means, as to any matter at any time, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Parity Lien Debt representing the Required Parity Lien Debtholders, accompanied by, if requested by the Collateral Trustee, reasonable security or indemnity to the Collateral Trustee for any losses, liabilities or expenses that may be incurred by the Collateral Trustee in connection with such direction.

"Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in the Oil and Gas Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a non-controlling interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in the Oil and Gas Business.

"Additional Secured Debt Designation" means the written agreement of the holders of any Series of Parity Lien Debt or their Parity Lien Representative, as set forth in the indenture, credit agreement, collateral trust agreement or other agreement governing such Series of Parity Lien Debt, for the benefit of (a) all holders of existing and future Priority Lien Debt, the Priority Lien Agent and each existing and future holder of Priority Liens and (b) all holders of each existing and future Series of Parity Lien Debt and the Collateral Trustee, in each case:

(1)   that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any Subsidiary Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(2)   that such Parity Lien Representative and the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Collateral Trust Agreement and the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens and Parity Liens, and the order of application of proceeds from the enforcement of Priority Liens and Parity Liens; and

(3)   appointing the Collateral Trustee and consenting to the terms of the Intercreditor Agreement and the performance by the Collateral Trustee of, and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement or applicable security documents, as applicable, and the Intercreditor Agreement together will all such powers as are reasonably incidental thereto.

"Additional Securities" means, subject to the Company's compliance with Sections 4.03 and 4.10, 9% Senior Secured Second Lien Notes due 2021 issued from time to time after the Issue Date under the terms of this Indenture (other than pursuant to Section 2.06, 2.07, 2.09, 3.06 or 9.05 of this Indenture).

"Adjusted Consolidated Net Tangible Assets" or "ACNTA" means (without duplication), as of the date of determination, (a) the sum of (i) the discounted future net revenue from proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company's most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and (B) estimated crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil, natural gas and helium reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to (C) estimated proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil, natural gas and helium reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change which is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer, (ii) the capitalized costs that are attributable to crude oil, natural gas and helium properties of the Company and its Restricted Subsidiaries to which no proved crude oil, natural gas and helium reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (I) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the date of the Company's latest audited financial statements (provided that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed), minus (b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of (i) noncontrolling interests, (ii) any natural gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (iii) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties, (iv) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto and (v) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a)(i) (utilizing the same prices utilized in the Company's year-end reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of Sections 4.05, 4.07 and 4.08 only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

"Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary. Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition: (1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary, (2) for purposes of Section 4.07 only, a disposition that constitutes a Restricted Payment permitted by Section 4.05, a disposition of all or substantially all the assets of the Company in compliance with Section 5.01 or a disposition that constitutes a Change of Control pursuant to clause (iii) of the definition thereof, (3) the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, however, that at the time of such sale or transfer such properties do not have associated with them any proved reserves, (4) the abandonment, farm-out, lease or sublease of developed or undeveloped crude oil and natural gas properties, (5) the trade or exchange by the Company or any Restricted Subsidiary of any crude oil and natural gas property owned or held by the Company or such Restricted Subsidiary for any crude oil and natural gas property owned or held by another Person, (6) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment or (7) a single transaction or series of related transactions that involve the disposition of assets with a fair market value of less than $20.0 million, in the case of clauses (1) through (7) in the ordinary course of business.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the Sale/Leaseback Transaction, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

"Bankruptcy Code" means Title 11 of the United States Code.

"Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law providing for the relief of debtors.

"Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

"Borrowing Base" means the maximum amount in United States dollars determined or re-determined from time to time by the lenders (or such of them as shall be entitled thereunder to make such determination) under the Priority Lien Credit Agreement as the Borrowing Base (as defined therein) based on such lenders' normal and customary oil and gas reserve-based lending criteria as they exist at the particular time and which are generally applied by commercial lenders with respect to similar oil and gas reserve-based credits for similarly situated borrowers, as determined either quarterly, semi-annually or annually during each year and/or on such other occasions as may be provided for by the Priority Lien Credit Agreement; provided that the majority of commitments to lend under such Priority Lien Credit Agreement are from commercial banks, and the administrative agent for the lenders is a commercial bank, in each case, engaged in oil and gas reserve based lending in the ordinary course of their businesses (it being understood that the administrative agent and all lenders under the Priority Lien Credit Agreement as of the Issue Date constitute commercial banks for purposes hereof); provided further that in no event shall the Borrowing Base exceed, as of the date of any initial determination, scheduled redetermination or interim redetermination of the Borrowing Base pursuant to the terms of the Priority Lien Credit Agreement, the Borrowing Base Cap.

"Borrowing Base Cap" means, as of the date of any initial determination, scheduled redetermination or interim redetermination of the Borrowing Base under the Priority Lien Credit Agreement pursuant to the terms thereof, an amount equal to 60% of the Net Present Value, discounted at 9% per annum, of the future net revenues (before state or federal income taxes) from Proved Reserves attributable to the Oil and Gas Properties of the Company and the Subsidiary Guarantors, as estimated in the most recent Reserve Report but calculated by the Company using Modified ACNTA Prices (after giving effect to commodity derivatives contracts in effect as of the date of determination) and otherwise prepared in accordance with SEC guidelines, after giving effect to exploration and production activities, acquisitions, dispositions and production since the date of such Reserve Report.

"Business Day" means any day excluding any Saturday, Sunday and any other day on which banking institutions in New York City or Dallas, Texas are authorized or required by law to remain closed.

"Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (however designated) in equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Carbon Dioxide Interests" means all rights, titles, interests and estates now or hereafter acquired in and to carbon dioxide (whether from natural or anthropogenic sources), including, to the extent each of the following may be related thereto, leases, fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"Cash Management Services" means each and any of the following services and products provided to the Company or any Subsidiary Guarantor by any lender under the Priority Lien Credit Agreement or any affiliate of such lender: (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, (b) treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services) and (c) any other demand deposit or operating account relationships or other cash management services, including pursuant to any agreement in respect of the foregoing.

"Cash Management Obligations" means any and all Obligations of the Company or any of Subsidiary Guarantor, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with, or in respect of, any Cash Management Services.

"Change of Control" means the occurrence of any of the following events:

(i)   any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (i), such person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such person is the beneficial owner (as defined in this clause (i)), directly or indirectly, of more than 40% of the voting power of the Voting Stock of such parent corporation);

(ii)   during any period of two consecutive years from and after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(iii)   the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company; or

(iv)   the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, lease, conveyance or transfer of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to another Person, and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means all property wherever located and whether now owned or at any time acquired after the Issue Date by the Company or any Subsidiary Guarantor as to which a Lien is granted under the Security Documents to secure the Securities or any Subsidiary Guarantee.

"Collateral Trust Agreement" means the Collateral Trust Agreement among the Collateral Trustee, the Trustee, the Company, Subsidiary Guarantors and the other parties from time to time party thereto, dated as of the Issue Date, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture.

"Collateral Trustee" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor appointed pursuant to the Collateral Trust Agreement.

"Company" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein, each other obligor on the Securities.

"Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (other than an Asset Disposition involving assets having a fair market value of less than the greater of (a) 2.5% of Adjusted Consolidated Net Tangible Assets as of the end of the Company's then most recently completed fiscal year and (b) $3.0 million), then EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition (including by way of lease) of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) of this definition if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt, (ii) capitalized interest, (iii) non-cash interest expense, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) net costs (including amortization of fees and up-front payments) associated with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being net payees as to future payouts under such caps or options, and interest rate and currency swaps and forwards for which the

Company or any of its Restricted Subsidiaries has paid a premium, (vi) dividends (excluding dividends paid in shares of Capital Stock which is not Disqualified Stock) in respect of all Disqualified Stock held by Persons other than the Company or a Wholly-Owned Subsidiary, (vii) cash interest paid in connection with the issuance or Incurrence of any Indebtedness to the extent that, pursuant to ASC 470-60, such payments are not accounted for as interest expense and (viii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on assets of the Company or any Restricted Subsidiary to the extent such Indebtedness constitutes Indebtedness of the Company or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); provided, however, "Consolidated Interest Expense" shall not include any (v) amortization of costs relating to original debt issuances other than the amortization of debt discount related to the issuance of zero coupon securities or other securities with an original issue price of not more than 90% of the principal thereof, (w) any write-off of debt issuance cost, (x) paid in kind interest added to the principal amount of any related Indebtedness following the date of its incurrence, (y) Consolidated Interest Expense with respect to any Indebtedness Incurred pursuant to Section 4.03(b)(8) and (z) non-cash interest expense Incurred in connection with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being either neutral or net payors as to future payouts under such caps or options.

"Consolidated Net Income" means, for any period, the net income of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any assets of the Company or its Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains or losses; (vi) any non-cash compensation expense realized for grants of performance shares, stock options or stock awards to officers, directors and employees of the Company or any of its Restricted Subsidiaries; (vii) any non-cash fair value adjustment pursuant to the "Derivatives and Hedging" topic of FASC; (viii) any write-downs of non-current assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and (ix) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purposes of Section 4.05 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.05(a)(3)(E).

"Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Credit Facility" or "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Priority Lien Credit Agreement) with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables) or letters of credit, including any notes, mortgages, guarantees, collateral documents, security documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, and any debt facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financings (including through the sale of receivables) or letters of credit that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under Section 4.03) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

"Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable, in whole or in part, at the option of the holder thereof, in each case described in the immediately preceding clauses (i), (ii) or (iii), on or prior to the Stated Maturity of the Securities; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Securities shall not constitute Disqualified Stock if (x) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of Sections 4.07 and 4.09 and (y) any such requirement only becomes operative after compliance with such corresponding terms applicable to the Securities, including the purchase of any Securities tendered pursuant thereto. The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price shall be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

"Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"DTC" means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depository institution hereinafter appointed by the Company.

"EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) provision for taxes based on income or profits, (b) depletion and depreciation expense, (c) amortization expense, (d) exploration expense (if applicable to the Company after the Issue Date), (e) unrealized foreign exchange losses and (f) all other non-cash charges, including non-cash charges taken pursuant to the "Derivatives and Hedging" topic of the FASC (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period except such amounts as the Company determines in good faith are nonrecurring), and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of (w) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments, (x) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, (y) unrealized foreign exchange gains and (z) all other non-cash unrealized gains, including non-cash unrealized gains taken pursuant to the "Derivatives and Hedging" topic of the FASC. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depletion, depreciation, amortization and exploration and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Existing 2021 Indenture" means the indenture dated as of February 17, 2011 governing the Company's 6⅜% Senior Subordinated Notes due 2021, as amended, supplemented or otherwise modified from time to time.

"Existing 2022 Indenture" means the indenture dated as of April 30, 2014 governing the Company's 5½% Senior Subordinated Notes due 2022, as amended, supplemented or otherwise modified from time to time.

"Existing 2023 Indenture" means the indenture dated as of February 5, 2013 governing the Company's 4⅝% Senior Subordinated Notes due 2023, as amended, supplemented or otherwise modified from time to time.

"Existing Encore Indenture" means the indenture governing the Company's 7¼% Senior Subordinated Notes due 2017, as amended, supplemented or otherwise modified from time to time.

"Existing Notes" means the Company's outstanding 7¼% Senior Subordinated Notes due 2017, 6⅜% Senior Subordinated Notes due 2021, the Company's 5½% Senior Subordinated Notes due 2022 and the Company's 4⅝% Senior Subordinated Notes due 2023.

"Existing Notes Indentures" means the Existing 2021 Indenture, the Existing 2022 Indenture, the Existing 2023 Indenture and the Existing Encore Indenture.

"FASC" means Financial Accounting Standards Codification issued by the Financial Accounting Standards Board.

"Fitch" means Fitch Ratings Ltd. and its successors.

"GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

"Guarantee" means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

"Guarantee Agreement" means a supplemental indenture, substantially in the form attached hereto as Exhibit 1, pursuant to which a Subsidiary Guarantor or any other Person becomes subject to the applicable terms and conditions of this Indenture.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Oil and Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

"Holder" or "Securityholder" means the Person in whose name a Security is registered on the Registrar's books.

"Hydrocarbon Interests" means all rights, titles, interests and estates, excluding Carbon Dioxide Interests, now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"Hydrocarbons" means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

"Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than six months after the date of taking delivery of title to such property), including all obligations of such Person for the deferred purchase price of property under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding any accrued dividends) or, with respect to any Restricted Subsidiary of such Person that is not a Subsidiary Guarantor, the amount of all obligations of such Person with respect to any Preferred Stock of such Restricted Subsidiary; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such first-mentioned Person (whether or not such obligation is assumed by such first-mentioned Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, assuming the contingency giving rise to the obligation were to have occurred on such date, of any Guarantees outstanding at such date.

None of the following shall constitute Indebtedness: (i) indebtedness arising from agreements providing for indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company, other than guarantees or similar credit support by the Company or any of its Subsidiaries of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; (ii) any trade payables or other similar liabilities to trade creditors and other accrued current liabilities incurred in the ordinary course of business as the deferred purchase price of property; (iii) any liability for Federal, state, local or other taxes owed or owing by such Person; (iv) amounts due in the ordinary course of business to other royalty and working interest owners; (v) obligations arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers incurred in the ordinary course of business; (vi) obligations (other than express Guarantees of indebtedness for borrowed money) in respect of Indebtedness of other Persons arising in connection with (A) the sale or discount of accounts receivable, (B) trade acceptances and (C) endorsements of instruments for deposit in the ordinary course of business; (vii) obligations in respect of performance bonds provided by the Company or its Subsidiaries in the ordinary course of business and refinancing thereof; (viii) obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within two Business Days of its Incurrence; (ix) obligations in respect of any obligations under workers' compensation laws and similar legislation; (x) any obligation in respect of any Oil and Gas Hedging Contract; (xi) any unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of the "Derivatives and Hedging" topic of the FASC); and (xii) any obligations relating to any Production Payments.

"Indenture" means this Indenture as amended or supplemented from time to time.

"Information Memorandum" means the Company's Confidential Information Memorandum dated May 2, 2016 related to the offer and sale of the Original Securities.

"Insolvency or Liquidation Proceeding" means:

(a)   any case commenced by or against the Company or any Subsidiary Guarantor under the Bankruptcy Code or any other Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Company or any Subsidiary Guarantor, any receivership or assignment for the benefit of creditors relating to Company or any Subsidiary Guarantor or any similar case or proceeding relative to Company or any Subsidiary Guarantor or its creditors, as such, in each case whether or not voluntary;

(b)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to Company or any Subsidiary Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(c)   any other proceeding of any type or nature (including any composition agreement) in which substantially all claims of creditors of Company or any Subsidiary Guarantor are determined and any payment or distribution is or may be made on account of such claims.

"Intercreditor Agreement" means the Intercreditor Agreement among the Collateral Trustee, the Trustee, the Priority Lien Agent, the Company, Subsidiary Guarantors and the other parties from time to time party thereto, dated as of the Issue Date, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture.

"Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

"Investment" in any Person means any direct or indirect advance, loan (other than advances to customers or joint interest partners or drilling partnerships sponsored by the Company or any Restricted Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock,

Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value. For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and Section 4.05, (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

"Investment Grade Rating" means for Moody's, a rating equal to or higher than Baa3 (or equivalent), for S&P, a rating equal to or higher than BBB- (or equivalent) and for any other Rating Agency the equivalent to the foregoing.

"Issue Date" means May 10, 2016.

"Junior Lien" means a Lien, junior to the Priority Liens and the Parity Liens as provided in the Intercreditor Agreement, granted by the Company or any Subsidiary Guarantor in favor of holders of Junior Lien Debt (or any collateral trustee or representative in connection therewith), at any time, upon any property of the Company or any Subsidiary Guarantor to secure Junior Lien Obligations.

"Junior Lien Agent" means the agent, collateral agent, trustee, collateral trustee or other representative of lenders or holders of the Initial Junior Lien Debt, together with its successors in such capacity appointed in accordance with the terms of a collateral trust agreement to be entered into among the Company, the Subsidiary Guarantors, the Junior Lien Agent and the representative of each other Series of Junior Lien Debt.

"Junior Lien Collateral Trust Agreement" means a collateral trust agreement entered into among the Company, the Subsidiary Guarantors, the Junior Lien Representatives and the Junior Lien Agent, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time, in accordance with each applicable Junior Lien Document.

"Junior Lien Debt" means any Indebtedness (other than intercompany Indebtedness owing to the Company or its Subsidiaries) of the Company or any Subsidiary Guarantor that is secured by a Junior Lien that was permitted to be Incurred and so secured under each applicable Secured Debt Document; provided that, in the case of any Indebtedness referred to in this definition:

(a)   on or before the date on which such Indebtedness is incurred by the Company or any Subsidiary Guarantor (or the date that the Company guarantees Junior Lien Debt of the Subsidiary Guarantors), such Indebtedness is designated by the Company, in an Officers' Certificate delivered to the Collateral Trustee as "Junior Lien Debt" (and in the case of the initial Series of Junior Lien Debt, as "Initial Junior Lien Debt") for the purposes of the Secured Debt Documents; provided that if such Series of Secured Debt is designated "Junior Lien Debt," it cannot also be designated as Parity Lien Debt or Priority Lien Debt (or any combination of the three);

(b)   the collateral agent or other representative with respect to such Indebtedness, the Priority Lien Agent, the Junior Lien Agent, the Collateral Trustee, the Company, and each applicable Subsidiary

Guarantor have duly executed and delivered the Intercreditor Agreement (or a joinder to the Intercreditor Agreement); and

(c)　　all other requirements set forth in the Intercreditor Agreement as to the confirmation, grant or perfection of the Liens of the holders of Junior Lien Debt to secure such Indebtedness or Obligations in respect thereof are satisfied.

"Junior Lien Documents" means, collectively, any indenture, credit agreement or other agreement or instrument pursuant to which Junior Lien Debt is incurred and the documents pursuant to which Junior Lien Obligations are granted.

"Junior Lien Obligations" means Junior Lien Debt and all other Obligations in respect thereof. Notwithstanding any other provision in the Intercreditor Agreement, the term "Junior Lien Obligations" will include accrued interest, fees, costs and other charges incurred under the Junior Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding.

"Junior Lien Representative" means with respect to any Series of Junior Lien Debt, the trustee, agent or representative of the holders of such Series of Junior Lien Debt that (i) is appointed as a representative of the holders of such Series of Junior Lien Debt (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such series of Junior Lien Debt, together with its successors in such capacity, and (ii) has become party to the Junior Lien Collateral Trust Agreement by executing a joinder in the form required under the Junior Lien Collateral Trust Agreement.

"Leverage Ratio" means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Indebtedness of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of determination, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in accordance with GAAP, to (y) the EBITDA of such Person for the then most recent four fiscal quarters ending at least 45 days prior to the date of determination, in each case with such pro forma adjustments to the amount of consolidated Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Consolidated Coverage Ratio"; provided, however, that if, as of any date of determination, the carrying amount of any consolidated Indebtedness of such Person differs from the principal amount of such consolidated Indebtedness as a result of the application of ASC 470-60, then the principal amount of such consolidated Indebtedness as of such date shall be deemed to be the amount of such consolidated Indebtedness as of such date for purposes of determining the Leverage Ratio.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Material Change" means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the Incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following shall be excluded from the calculation of Material Change: (i) any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist and (ii) any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with Section 4.07.

"Modified ACNTA" means, as of any date of determination, an amount equal to Adjusted Consolidated Net Tangible Assets calculated without giving effect to clause (a)(iv) of the definition thereof and calculated as of a date not more than 30 days prior to the date of determination (the "calculation date"), on the following basis:

(a)   in lieu of commodity pricing of future net revenues based on SEC guidelines, Modified ACNTA Prices shall be used after giving effect to commodity derivatives contracts in effect as of the date of determination, as determined in good faith by the Company, and

(b)   such calculation shall be based on then current estimates of costs determined in good faith by the Company in light of prevailing market conditions.

"Modified ACNTA Prices" means, as of any date of determination, the forward month prices for the most comparable hydrocarbon commodity applicable to such future production month for a five year period (or such shorter period if forward month prices are not quoted for a reasonably comparable hydrocarbon commodity for the full five year period), with such prices held constant thereafter based on the last quoted forward month price of such period, as such prices are (i) quoted on the NYMEX (or its successor) as of the calculation date (as defined in the definition of Modified ACNTA) and (ii) adjusted for energy content, quality and basis differentials; provided that with respect to estimated future production for which prices are defined, within the meaning of SEC guidelines, by contractual arrangements excluding escalations based upon future conditions, then such contract prices shall be applied to future production subject to such arrangements.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Mortgages" means all mortgages, deeds of trust and similar documents, instruments and agreements (and all amendments, modifications and supplements thereof) creating, evidencing, perfecting or otherwise establishing the Liens on Oil and Gas Properties and other related assets to secure payment of the Securities and the Subsidiary Guarantees or any part thereof.

"Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) in each case net of (i) all legal, title and recording tax expenses, commissions and other fees (including financial and other advisory fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to non-controlling interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters', placement agents' or dealer managers' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Net Present Value" means, with respect to any proved hydrocarbon reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations (including interpretations thereof) of the SEC in effect on the Issue Date.

"Net Working Capital" means (a) all current assets of the Company and its Restricted Subsidiaries minus (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as determined in accordance with GAAP.

"Non-recourse Purchase Money Indebtedness" means Indebtedness (other than Capital Lease Obligations) of the Company or any Subsidiary Guarantor incurred in connection with the acquisition by the Company or such Subsidiary Guarantor in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by the Company or such Subsidiary Guarantor in conducting its operations) with respect to which (i) the holders of such Indebtedness agree that they shall look solely to the fixed assets so acquired which secure such Indebtedness, and neither the Company nor any Restricted Subsidiary (a) is directly or indirectly liable for such Indebtedness or (b) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets), and (ii) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of the Company or a Subsidiary Guarantor to declare a default or event of default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

"Note Documents" means this Indenture, the Securities, the Guarantee Agreements, the Security Documents and the Intercreditor Agreement.

"Obligations" means any principal (including reimbursement obligations and obligations to provide cash collateral with respect to letters of credit whether or not drawn), interest, premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness. The term "Obligations" includes accrued interest, fees, costs and other charges incurred under such documentation, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding.

"Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman of the Board, any Senior Vice President, any Vice President, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary of a Person.

"Officers' Certificate" means a certificate signed by two Officers.

"Oil and Gas Business" means the business of the exploration for, and exploitation, development, acquisition, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, carbon dioxide and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

"Oil and Gas Hedging Contract" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

"Oil and Gas Liens" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests); (ii) Liens on an oil or gas producing property to secure obligations Incurred or guarantees of obligations Incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, that in all instances such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract; (iv) Liens arising in connection with Production Payments; and (v) Liens on pipelines or pipeline facilities that arise by operation of law.

"Oil and Gas Properties" means (a) Hydrocarbon Interests; (b) the properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any governmental authority) that may affect all or any portion of the Hydrocarbon Interests; (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, that relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and that may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests and (g) any and all property, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or property described in clauses (a) through (f) of this definition (excluding drilling rigs, automotive equipment, rental equipment or other personal property that may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, gas processing plants and pipeline systems and any related infrastructure to any thereof, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes, together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

"Opinion of Counsel" means a written opinion from legal counsel (provided that such legal counsel may be an employee of, or counsel to, (a) the Company who is reasonably satisfactory to the Trustee or (b) the Trustee).

"Parity Lien" means a Lien granted by the Company or any Subsidiary Guarantor in favor of the Collateral Trustee, at any time, upon any property of the Company or any Subsidiary Guarantor to secure the Parity Lien Obligations.

"Parity Lien Debt" means:

(1)   the Securities issued on the Issue Date and Guarantees thereof; and

(2)   all additional Indebtedness (other than intercompany Indebtedness owing to the Company or its Subsidiaries) of the Company or any Subsidiary Guarantor (including Additional Securities and Guarantees thereof), in each case that was permitted to be incurred and secured in accordance with the Secured Debt Documents equally and ratably with the Securities by a Parity Lien; provided that, in the case of any Indebtedness referred to in clause (2) of this definition:

> (a)   other than in the case of Additional Securities, on or before the date on which such Indebtedness is incurred by the Company or any Subsidiary Guarantor, such Indebtedness is designated by the Company, in an Officers' Certificate delivered to each Parity Lien Representative and the Collateral Trustee, as "Parity Lien Debt" for the purposes of this Indenture and the Collateral Trust Agreement; provided further that if such Series of Secured Debt is designated as "Parity Lien Debt," it cannot also be designated as Priority Lien Debt or Junior Lien Debt (or any combination of the three);

> (b)   such Indebtedness is governed by an indenture, credit agreement, collateral trust agreement or other agreement that includes an Additional Secured Debt Designation and, in each case, the Parity Lien Representative of such Parity Lien Debt (other than Additional Securities) shall have executed a joinder to the Intercreditor Agreement in the form provided, and the Parity Lien Collateral Trust Agreement or the Junior Lien Collateral Trust Agreement, as appropriate; and

> (c)   all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee's Liens to secure such Indebtedness or Obligations in respect thereof are satisfied.

"Parity Lien Documents" means, collectively, the Note Documents (excluding the Intercreditor Agreement) and any additional indenture, supplemental indenture, credit agreement or other agreement governing each other Series of Parity Lien Debt and the Security Documents (other than any Security Documents that do not secure Parity Lien Obligations).

"Parity Lien Obligations" means Parity Lien Debt and all other Obligations in respect thereof. Notwithstanding any other provision hereof, the term "Parity Lien Obligations" will include accrued interest, fees, costs, and other charges incurred under the Parity Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding. To the extent that any payment with respect to the Parity Lien Obligations (whether by or on behalf of the Company or any Subsidiary Guarantor, as proceeds of security, enforcement of any right of set-off, or otherwise) is declared to be fraudulent or preferential in any respect, set aside, or required to be paid to a debtor in possession, trustee, receiver, or similar Person, then the Obligation or part thereof originally intended to be satisfied will be deemed to be reinstated and outstanding as if such payment had not occurred.

"Parity Lien Representative" means:

(1)   in the case of the Securities, the Trustee; or

(2)   in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who (a) is appointed to act for the holders of such Series of Parity Lien Debt (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

"Permitted Business Investment" means any investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including (i) ownership interests in Carbon Dioxide Interests, Oil and Gas Properties, processing facilities, gathering systems, pipelines or ancillary real property interests and (ii) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements (including for limited liability companies), excluding, however, Investments in corporations other than Restricted Subsidiaries.

"Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that shall, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is an Oil and Gas Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is an Oil and Gas Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to Section 4.07; (ix) Permitted Business Investments; (x) Investments intended to promote the Company's strategic objectives in the Oil and Gas Business in an aggregate amount not to exceed 5.0% of Modified ACNTA (determined as of the date of the making of any such

Investment) at any one time outstanding (which Investments shall be deemed to be no longer outstanding only upon and to the extent of the return of capital thereof); and (xi) Investments made pursuant to Hedging Obligations of the Company and the Restricted Subsidiaries.

"Permitted Liens" means, with respect to any Person, (a) Liens existing as of the Issue Date (other than Liens ascribed in another clause of this definition); (b) [Reserved]; (c) any Lien existing on any property of a Person at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries; (d) any Lien existing on any property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries; (e) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their property (including (i) easements, rights of way and similar encumbrances, (ii) rights or title of lessors under leases (other than Capital Lease Obligations), (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (iv) Liens imposed by law, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, (v) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and (vi) Oil and Gas Liens, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property (other than trade accounts payable arising in the ordinary course of business)); (f) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time; (g) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against the Company or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $10.0 million; (h) Liens securing Hedging Obligations or Cash Management Obligations of the Company and its Restricted Subsidiaries; (i) Liens securing purchase money Indebtedness or Capital Lease Obligations, provided that such Liens attach only to the property acquired with the proceeds of such purchase money Indebtedness or the property which is the subject of such Capital Lease Obligations; (j) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by the Company or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including the office buildings and other real property used by the Company or such Restricted Subsidiary in conducting its operations), provided that (i) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness and (ii) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets; (k) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of the Company or any Restricted Subsidiary so long as such deposit of funds is permitted under Section 4.05; (l) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancing thereof; (m) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancing, refunding or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (a), (c), (d), (i) and (j) above; provided, however, that

(i) such new Lien shall be limited to all or part of the same property (including future improvements thereon and accessions thereto) subject to the original Lien, (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (iii) the new Lien has no greater priority relative to the Securities and the Subsidiary Guarantees and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the Securities and the Subsidiary Guarantees and the holders thereof than the original Liens and the related Indebtedness and the holders thereof and such new Liens are subject to the terms of the Intercreditor Agreement if applicable; (n) Liens in favor of the Company or a Restricted Subsidiary; (o) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Priority Lien Debt, Parity Lien Debt or Junior Lien Debt, in each case, under any Credit Facility Incurred under Section 4.03(b)(1) (and any related Guarantee Incurred under Section 4.03(b)(8)); provided that the holders of such Indebtedness, or their duly appointed agent, are or will become party to the Intercreditor Agreement; (p) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Parity Lien Debt (including the Securities and the Subsidiary Guarantees) or Junior Lien Debt, in each case, Incurred under Section 4.03(b)(3) (and any related Guarantee Incurred under Section 4.03(b)(8)); provided that the holders of such Indebtedness, or their duly appointed agent, are or will become party to the Intercreditor Agreement; (q) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Junior Lien Debt; provided that such Junior Lien Debt is (i) incurred to extend, refinance, renew, replace, defease or refund Existing Notes at a purchase price of not more than 100% of the principal amount as otherwise permitted under this Indenture and (ii) Incurred pursuant to Section 4.03(a); provided further that the holders of such Indebtedness, or their duly appointed agent, are or will become party to the Intercreditor Agreement; and (r) Liens on the Collateral in favor of any collateral agent relating to such collateral agent's administrative expenses with respect to the Collateral. Notwithstanding anything in this definition to the contrary, the term "Permitted Liens" shall not include Liens resulting from the creation, Incurrence, issuance, assumption or Guarantee of any Production Payments other than (i) any such Liens existing as of the Issue Date, (ii) Production Payments in connection with the acquisition of any property after the Issue Date; provided that any such Lien created in connection therewith is created, incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, such property and (iii) Production Payments other than those described in clauses (i) and (ii) of this sentence, to the extent such Production Payments constitute Asset Dispositions made pursuant to and in compliance with Section 4.07 and (iv) incentive compensation programs for geologists, geophysicists and other providers of technical services to the Company and any Restricted Subsidiary; provided, however, that, in the case of the immediately foregoing clauses (i), (ii), (iii) and (iv), any Lien created in connection with any such Production Payments shall be limited to the property that is the subject of such Production Payments.

Any reference to a "Permitted Lien" is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Parity Liens.

"Permitted Marketing Obligations" means Indebtedness of the Company or any Restricted Subsidiary under letter of credit or borrowed money obligations, or in lieu of or in addition to such letters of credit or borrowed money, guarantees of such Indebtedness or other obligations of the Company or any Restricted Subsidiary by any other Restricted Subsidiary, as applicable, related to the purchase by the Company or any Restricted Subsidiary of hydrocarbons for which the Company or such Restricted Subsidiary has contracts to sell; provided, however, that in the event that such Indebtedness or obligations are guaranteed by the Company or any Restricted Subsidiary, then either (i) the Person with which the Company or such Restricted Subsidiary has contracts to sell has an investment grade credit rating from S&P or Moody's, or in lieu thereof, a Person guaranteeing the payment of such obligated Person has an investment grade credit rating from S&P or Moody's, or (ii) such Person posts, or has posted for it, a letter of credit in favor of the Company or such Restricted Subsidiary with respect to all such Person's obligations to the Company or such Restricted Subsidiary under such contracts.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Petroleum Industry Standards" means the Definitions for Oil and Gas Reserves promulgated by the Society of Petroleum Engineers (or any generally recognized successor) as in effect at the time in question.

"Pledge Agreement" means the Second Lien Pledge Agreement among the Collateral Trustee, the Trustee, the Company and the Subsidiary pledgors from time to time party thereto, dated as of the Issue Date, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture.

"Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

The term "principal" of a Security means the principal of the Security plus the premium, if any, payable on the Security which is due or overdue or is to become due at the relevant time.

"Priority Lien" means a Lien granted by the Company or any Subsidiary Guarantor in favor of the Priority Lien Agent at any time, upon any property of the Company or any Subsidiary Guarantor to secure Priority Lien Obligations.

"Priority Lien Agent" means the administrative agent under the Priority Lien Credit Agreement, and, from and after the date of execution and delivery of a Priority Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or holders of the Indebtedness and other Obligations evidenced thereunder or governed thereby, in each case, together with its successors in such capacity.

"Priority Lien Cap" means, with respect to any Priority Lien Debt as of the date on which such Priority Lien Debt is Incurred, (a) a principal amount of Priority Lien Debt (with outstanding letters of credit being deemed to have a principal amount equal to the stated amount thereof) equal to the greatest of (i) $1,050.0 million, less the aggregate amount of all permanent principal repayments of Priority Lien Debt since the Issue Date that are made in satisfaction of the requirements of Section 4.07, (ii) 35.0% of Modified ACNTA at the time of incurrence of such Indebtedness and (iii) the Borrowing Base in effect at the time of incurrence of such Indebtedness, plus (b) the amount of all Hedging Obligations, to the extent such Hedging Obligations are secured by the Priority Liens, plus (c) the amount of all Cash Management Obligations, to the extent such Cash Management Obligations are secured by the Priority Liens, plus (d) the amount of accrued and unpaid interest (excluding any interest paid-in-kind) with respect to such principal amount and outstanding fees, to the extent such Obligations are secured by the Priority Liens, plus (e) any amount of protective advances made by the holders of Priority Lien Obligations in respect of any Collateral for insurance, taxes or maintenance of Collateral, plus (f) fees, indemnifications, reimbursements and expenses due pursuant to the terms of any Priority Lien Debt.

"Priority Lien Credit Agreement" means the Amended and Restated Credit Agreement among the Company as Borrower and JPMorgan Chase Bank, N.A. as Administrative Agent and certain other financial institutions, dated December 9, 2014, as amended on May 4, 2015, as further amended on February 17, 2016, and as further amended on April 18, 2016, as such agreement may be amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time with the same and/or different lenders and/or agents and any credit agreement, loan agreement or any other agreement or instrument evidencing or governing the terms of any Priority Lien Substitute Facility.

"Priority Lien Debt" means Indebtedness of the Company and the Subsidiary Guarantors under the Priority Lien Credit Agreement (including reimbursement obligations with respect to letters of credit).

"Priority Lien Documents" means the Priority Lien Credit Agreement, the Priority Lien Security Documents, the other "Credit Documents" (as defined in the Priority Lien Credit Agreement), any documents with respect to Hedging Obligations and Cash Management Obligations secured under the terms of the Priority Lien Security Documents and all other loan documents, notes, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, any Priority Lien Substitute Facility.

"Priority Lien Obligations" means the Priority Lien Debt and all other Obligations in respect of or in connection with Priority Lien Debt together with Hedging Obligations and Cash Management Obligations. For the avoidance of doubt, Hedging Obligations and Cash Management Obligations shall only constitute Priority Lien Obligations to the extent that such Hedging Obligations or Cash Management Obligations, as applicable, are secured under the terms of the Priority Lien Credit Agreement and Priority Lien Security Documents. Notwithstanding any other provision hereof, the term "Priority Lien Obligations" includes accrued interest, fees, costs and other charges incurred under the Priority Lien Credit Agreement and the other Priority Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding. To the extent that any payment with respect to the Priority Lien Obligations (whether by or on behalf of the Company or any Subsidiary Guarantor, as proceeds of security, enforcement of any right of set-off, or otherwise) is declared to be fraudulent or preferential in any respect, set aside, or required to be paid to a debtor in possession, trustee, receiver, or similar Person, then the Obligation or part thereof originally intended to be satisfied will be deemed to be reinstated and outstanding as if such payment had not occurred.

"Priority Lien Security Documents" means the Priority Lien Credit Agreement (insofar as the same grants a Lien on the Collateral), certain agreements listed on the exhibits to the Intercreditor Agreement and any other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, control agreements, or grants or transfers for security, now existing or entered into after the Issue Date, executed and delivered by the Company or any Subsidiary Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Priority Lien Agent (including any such agreements, assignments, mortgages, deeds of trust and other documents or instruments associated with any Priority Lien Substitute Facility).

"Priority Lien Substitute Facility" means any Credit Facility (without regard to any subsequent replacements thereof contemplated in the definition thereof unless also complying with the requirements of this definition) that replaces the Priority Lien Credit Agreement then in existence as permitted under this Indenture and the Intercreditor Agreement and with respect to which the following requirements have been satisfied:

(a)   on or before the date on which such Indebtedness is Incurred by the Company or any Subsidiary Guarantor (or the date that the Company guarantees Priority Lien Debt of the Subsidiary Guarantors), the Company delivers an Officers' Certificate stating that the incurrence thereof is permitted under each applicable Secured Debt Document;

(b)   the collateral agent or other representative with respect to such Indebtedness, the Priority Lien Agent, the Collateral Trustee, the Company and each applicable Subsidiary Guarantor have duly executed and delivered the Intercreditor Agreement (or a joinder to the Intercreditor Agreement);

(c)   the aggregate outstanding principal amount of the Priority Lien Obligations, after giving effect to such Priority Lien Substitute Facility, shall not exceed the Priority Lien Cap;

(d)   on or before the date on which such Indebtedness is Incurred by the Company and the Subsidiary Guarantors, such Indebtedness is designated by the Company, in an Officers' Certificate delivered to the Priority Lien Agent, the Collateral Trustee and the Junior Lien Agent, as "Priority Lien Debt" for the purposes of the Secured Debt Documents; provided that if such Series of Secured Debt is designated as "Priority Lien Debt," it cannot also be designated as Parity Lien Debt or Junior Lien Debt (or any combination of the three); and

(e)   all other requirements set forth in the Intercreditor Agreement as to the confirmation, grant or perfection of the Priority Lien Agent's Liens to secure such Indebtedness or Obligations in respect thereof are satisfied.

"Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

"Proved Developed Reserves" means oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and one of the following: (a) "Developed Producing Reserves" or (b) "Developed Non-Producing Reserves."

"Proved Reserves" means oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and one of the following: (a) "Developed Producing Reserves", (b) "Developed Non-Producing Reserves" or (c) "Undeveloped Reserves."

"PV-9" means, with respect to any Proved Reserves expected to be produced from any Oil and Gas Properties evaluated in a Reserve Report, the Net Present Value, discounted at 9% per annum, of the future net revenues expected to accrue to the Company's and the Subsidiary Guarantors' collective interests in such reserves during the remaining expected economic lives of such reserves, calculated in accordance with the Priority Lien Credit Agreement or, if there is no Priority Lien Credit Agreement, calculated in a manner substantially consistent as determined in good faith by the Company with the calculation of PV-9 under the Priority Lien Credit Agreement as in effect on the Issue Date.

"Rating Agency" means (1) each of Moody's and S&P and (2) if Moody's or S&P ceases to rate the Securities for reasons outside of the Company's control, Fitch, unless at such time Fitch ceases to rate the Securities for reasons outside of the Company's control, in which case another "nationally recognized statistical rating organization" within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company as a replacement agency for Moody's, S&P or Fitch, as the case may be.

"Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with this Indenture including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced, (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced and (iv) if the Indebtedness being Refinanced is Non-recourse Purchase Money Indebtedness, such Refinancing Indebtedness satisfies clauses (i) and (ii) of the definition of "Non-recourse Purchase Money Indebtedness;" provided, further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

"Required Parity Lien Debtholders" means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding (and including a majority in principal amount of the Securities then outstanding), calculated in accordance with the provisions of Section 7.2 of the Collateral Trust Agreement. For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Company or any Subsidiary of the Company will be deemed not to be outstanding.

"Reserve Report" means a report setting forth, as of each June 30th and December 31st, as applicable (or such other date in the event of any interim redetermination of the Borrowing Base pursuant to the terms of the Priority Lien Credit Agreement), the Proved Reserves and the Proved Developed Reserves attributable to the Oil and Gas Properties of the Company and the Subsidiary Guarantors, together with a projection of the rate of production and future net income, taxes, operating expenses and capital expenditures with respect thereto as of such date, in each case in the form delivered in accordance with the requirements of the Priority Lien Credit Agreement, or if there is no Priority Lien Credit Agreement requiring delivery of a Reserve Report, in form substantially consistent as determined in good faith by the Company with the form of Reserve Report required under the Priority Lien Credit Agreement as in effect on the Issue Date.

"Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (y) dividends or distributions payable solely to the Company or a Restricted Subsidiary, and (z) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly-Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the

Company that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of such Person purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment (other than a Permitted Investment) in any Person.

"Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Company, Inc., and its successors.

"Sale/Leaseback Transaction" means an arrangement relating to property owned on the Issue Date or thereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person; provided that the fair market value of such property (as reasonably determined by the Board of Directors acting in good faith) is $10.0 million or more.

"SEC" means the Securities and Exchange Commission.

"Secured Debt" means Priority Lien Debt, Parity Lien Debt and Junior Lien Debt.

"Secured Debt Documents" means the Priority Lien Documents, the Parity Lien Documents and the Junior Lien Documents.

"Secured Parties" means the Collateral Trustee, the Holders and the other Parity Lien Secured Parties (as defined in the Collateral Trust Agreement).

"Security Documents" means the Collateral Trust Agreement, each joinder agreement required by the Collateral Trust Agreement, the Pledge Agreement and all other security agreements, pledge agreements, collateral assignments, Mortgages, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Subsidiary Guarantor creating (or purporting to create) a Parity Lien upon Collateral in favor of the Collateral Trustee, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions of Section 7.1 of the Collateral Trust Agreement.

"Senior Indebtedness" means, with respect to any Person (i) Indebtedness of such Person, and all obligations of such Person under the Securities, any Credit Facility or any other Indebtedness, whether outstanding on the Issue Date or thereafter Incurred and (ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; provided, however, that Senior Indebtedness shall not include (1) any obligation of such Person to any Subsidiary of such Person, (2) any liability for Federal, state, local or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in right of payment to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of this Indenture (other than, in the case of the Company or any Subsidiary Guarantor that Guarantees any Credit Facility, Indebtedness under any Credit Facility that is Incurred on the basis of a representation by the Company or the applicable Subsidiary Guarantor to the applicable lenders that such Person is permitted to Incur such Indebtedness under this Indenture).

"Series of Junior Lien Debt" means, severally, each issue or series of Junior Lien Debt for which a single transfer register is maintained.

"Series of Parity Lien Debt" means, severally, the Securities and each other issue or series of Parity Lien Debt for which a single transfer register is maintained.

"Series of Secured Debt" means each of the Priority Lien Debt, each Series of Parity Lien Debt and each Series of Junior Lien Debt.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Stock Offering" means a primary offering, whether public or private, of shares of common stock of the Company.

"Subordinated Obligation" means any Indebtedness of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the Securities or, in the case of a Subsidiary Guarantor, its Subsidiary Guarantee pursuant to a written agreement to that effect.

"Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

"Subsidiary Guarantor" means each party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor, and any other Subsidiary that has issued a Subsidiary Guarantee.

"Subsidiary Guarantee" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Securities.

"Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof, (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized credit rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor whose assets consist of obligations of the types described in clauses (i), (ii), (iii), (iv) and (v) of this definition, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a Person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P or "R-1" (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer), (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's and (vi) investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any investment therein is made of "A3" (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer).

"TIA" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

"Trustee" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor.

"Trust Officer" means:

(a)   any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating to this Indenture is referred because of such Person's knowledge of and familiarity with the particular subject; and

(b)   who shall have direct responsibility for the administration of this Indenture.

"Uniform Commercial Code" means the New York Uniform Commercial Code as in effect from time to time; provided, however, that if by reason of mandatory provisions of law, the perfection, the effect of perfection or non-perfection or priority of a security interest is governed by the personal property security laws of any jurisdiction other than New York, "Uniform Commercial Code" shall mean those personal property security laws as in effect in such other jurisdiction for the purposes of the provisions hereof relating to such perfection or priority and for the definitions related to such provisions.

"Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under Section 4.05. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under Section 4.03(a) and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly-Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly-Owned Subsidiaries.

Section 1.02   Other Definitions.

Term	Defined in Section
"Affiliate Transaction"	4.08(a)
"Applicable Premium"	Securities
"Bankruptcy Law"	6.01
"Cash Consideration"	4.07(a)
"Company Order"	2.02
"covenant defeasance option"	8.01(b)
"Covenant Suspension Event"	4.14(a)
"Custodian"	6.01
"Definitive Security"	Appendix A
"Event of Default"	6.01
"Global Security"	Appendix A
"Guaranteed Obligations"	11.01
"legal defeasance option"	8.01(b)
"Paying Agent"	2.03
"Registrar"	2.03
"Reversion Date"	4.14(b)
"Successor Company"	5.01(i)
"Suspended Covenants"	4.14(a)
"Suspension Period"	4.14(b)

Term	Defined in Section
"Unrestricted Affiliate"...	4.08(b)

Section 1.03   Trust Indenture Act.

This Indenture is not qualified under the TIA. Notwithstanding the foregoing, whenever this Indenture expressly provides that a provision of the TIA shall apply to this Indenture, such provision is incorporated by reference in and made a part of this Indenture. The following TIA terms have the following meanings:

"indenture securities" means the Securities.

"obligor" on the indenture securities means the Company and any other obligor on the indenture securities.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule and in each case not otherwise defined in this Indenture, have the meanings assigned to them by such definitions.

Section 1.04   Rules of Construction. Unless the context otherwise requires:

(1)   a term has the meaning assigned to it;

(2)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)   "or" is not exclusive;

(4)   "including" means including without limitation;

(5)   words in the singular include the plural and words in the plural include the singular;

(6)   (i) unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Debt (or any other Indebtedness secured by Permitted Liens) merely by virtue of its nature as unsecured Indebtedness and (ii) Senior Indebtedness shall not be deemed to be subordinate or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral;

(7)   the principal amount of any noninterest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the Company dated such date prepared in accordance with GAAP;

(8)   the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(9)   references to "second lien" or "second-priority" Liens means Liens that may be junior in priority to the Liens securing Priority Lien Obligations, to the extent permitted to be incurred or to exist under the Intercreditor Agreement, and to other Permitted Liens; and

(10)   with respect to any Global Securities, references to the mailing of notice to the Holders shall be deemed to include electronic delivery of such notice in accordance with the applicable procedures of the Depository.

ARTICLE 2

The Securities

Section 2.01   Form and Dating. The Securities and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A, which is hereby incorporated in and expressly made a part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or depository procedure or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). Each Security shall be dated the date of its authentication. The Securities will be governed by this Indenture and by the provisions relating to the Securities set forth in Appendix A hereto, which is hereby incorporated into and expressly made a part of this Indenture. The terms of the Securities set forth in Exhibit A are part of the terms of this Indenture.

Section 2.02   Execution and Authentication. Two Officers shall sign the Securities for the Company by manual signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The manual signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

On the Issue Date, upon receipt of a written order of the Company signed by two Officers of the Company (a "Company Order"), the Trustee shall authenticate and deliver $531,194,000 of 9% Senior Secured Second Lien Notes due 2021 and, at any time and from time to time thereafter, the Trustee shall, upon receipt of a Company Order, authenticate and deliver Securities for original issue in an aggregate principal amount specified in such Company Order; provided that, in each case, the Trustee shall be entitled to receive an Officers' Certificate and an Opinion of Counsel of the Company that it may reasonably request in connection with such authentication of Securities. Such Company Order shall specify the amount of Securities to be authenticated and the date on which the original issue of Securities is to be authenticated and, in the case of an issuance of Additional Securities pursuant to Section 2.13 after the Issue Date, shall certify that such issuance is in compliance with this Indenture, including Sections 4.03 and 4.10 hereof.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

Section 2.03   Registrar and Paying Agent. The Company shall maintain an office or agency where Securities may be presented for registration or transfer or for exchange, which office shall maintain the names and addresses of Securityholders (the "Registrar"), and an office or agency where Securities may be presented for payment (the "Paying Agent"). The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent.

The Company shall enter into an appropriate agency agreement with any Registrar, Paying Agent or co-registrar not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any such agent. If the Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Company or any Wholly-Owned Subsidiary incorporated or organized within the United States of America may act as Paying Agent, Registrar, co-registrar or transfer agent.

The Company initially appoints the Trustee as Registrar and Paying Agent in connection with the Securities.

Section 2.04   Paying Agent To Hold Money in Trust. Prior to 11:00 a.m., New York City time, on each due date of the principal and interest on any Security, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal and interest when so becoming due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders, the Trustee and the Collateral Trustee all money held by the Paying Agent for the payment of principal of or interest on the Securities and shall notify in writing the Trustee of any default by the Company in making any such payment. If the Company or a Wholly-Owned Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon complying with this Section, the Paying Agent shall have no further liability for the money delivered to the Trustee. Upon any Event of Default specified in Section 6.01 (7) or (8), the Trustee shall automatically serve as the Paying Agent for the Securities.

Section 2.05   Securityholder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee, in writing at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

Section 2.06   Transfer and Exchange. The Securities shall be issued in registered form and shall be transferable only upon the surrender of a Security for registration of transfer and in compliance with Appendix A. When a Security is presented to the Registrar or a co-registrar with a request to register a transfer, the Registrar shall register the transfer as requested if the requirements of this Indenture and Section 8-401(a) of the Uniform Commercial Code are met.

When Securities are presented to the Registrar or a co-registrar with a request to exchange them for an equal principal amount of Securities of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Securities at the Company's request. The Company may require the Securityholders to make a payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section. The Company shall not be required to make, and the Registrar need not register, transfers or exchanges of any Securities (i) selected for redemption (except, in the case of Securities to be redeemed in part, the portion thereof not to be redeemed) (ii) for a period of 15 days before the mailing of a notice of redemption of Securities to be redeemed or (iii) between a regular record date and the next succeeding interest payment date.

Prior to the due presentation for registration of transfer of any Security, the Company, the Subsidiary Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Company, any Subsidiary Guarantor, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any Holder of a beneficial interest in a Global Security shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by (a) the Holder of such Global Security (or its agent) or (b) any Holder of a beneficial interest in such Global Security, and that ownership of a beneficial interest in such Global Security shall be required to be reflected in a book entry.

All Securities issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Securities surrendered upon such transfer or exchange.

Section 2.07   Replacement Securities. If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee, upon the Company's written instruction, shall authenticate and deliver a replacement Security if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Company to protect the Company, the Trustee, the Paying Agent, the Registrar and any co-registrar and in the judgment of the Trustee to protect the Trustee, the Paying Agent, the Registrar and any of the Trustee's agents from any loss which any of them may suffer if a Security is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Security.

Every replacement Security is an additional obligation of the Company.

Section 2.08   Outstanding Securities. Securities outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. A Security does not cease to be outstanding because the Company or an Affiliate of the Company holds the Security.

If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Security is held by a bona fide purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Securities (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

Section 2.09   Temporary Securities. Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate and deliver temporary Securities. Temporary

Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Securities and deliver them in exchange for temporary Securities. Until such exchange, temporary Securities shall be entitled to the same rights, benefits and privileges as definitive Securities.

Section 2.10   Cancellation. The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange, payment or cancellation. The Trustee and no one else shall cancel and destroy (subject to the record retention requirements of the Exchange Act) all Securities surrendered for registration of transfer, exchange, payment or cancellation and, following the Company's written request, shall deliver a certificate of such destruction to the Company. The Company may not issue new Securities to replace Securities it has redeemed, paid or delivered to the Trustee for cancellation.

Section 2.11   Defaulted Interest. If the Company defaults in a payment of interest on the Securities, the Company shall pay defaulted interest (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Company may pay the defaulted interest to the Persons who are Securityholders on a subsequent special record date as provided in the Securities and in Section 4.01 hereof. The Company shall fix or cause to be fixed any such special record date and payment date and shall promptly send to each Securityholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

Section 2.12   CUSIP Numbers and ISINs. The Company in issuing the Securities may use "CUSIP" numbers and/or "ISINs" (if then generally in use) and, if so, the Trustee shall use CUSIP numbers and/or ISINs in notices as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP number or ISINs applicable to the Securities.

Section 2.13   Issuance of Additional Securities. The Company shall be entitled, subject to its compliance with Sections 4.03 and 4.10, to issue Additional Securities under this Indenture which shall have identical terms as the Securities issued on the Issue Date, other than with respect to the date of issuance and issue price; provided that such Additional Securities are fungible with the Securities for U.S. federal income tax purposes or are issued under a separate CUSIP number and ISIN. The Securities issued on the Issue Date and any Additional Securities shall be treated as a single class for all purposes under this Indenture.

With respect to any Additional Securities, the Company shall set forth in a resolution of the Board of Directors and an Officers' Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(1)   the aggregate principal amount of such Additional Securities to be authenticated and delivered pursuant to this Indenture; and

(2)   the issue price, the issue date and the CUSIP number and ISIN of such Additional Securities.

Section 2.14   Designation of Securities. The Securities and the Subsidiary Guarantees shall constitute "Senior Indebtedness," and the Company and the Subsidiary Guarantors hereby designate the Securities and the Subsidiary Guarantees as "Designated Senior Indebtedness" of the Company and the Subsidiary Guarantors, for purposes of the Existing Notes Indentures. The Securities and the Subsidiary Guarantees shall be superior in right of payment to the Existing Notes and the Guarantees thereof.

ARTICLE 3

Redemption

Section 3.01   Notices to Trustee. If the Company elects to redeem Securities pursuant to paragraph 5 of the Securities, it shall notify the Trustee in writing of the redemption date, the principal amount of Securities to be redeemed and the paragraph of the Securities pursuant to which the redemption shall occur.

The Company shall give each notice to the Trustee provided for in this Section at least 45 days before the redemption date unless the Trustee consents to a shorter period. Such notice shall be accompanied by an Officers' Certificate and an Opinion of Counsel from the Company to the effect that such redemption shall comply with the conditions herein.

Section 3.02   Selection of Securities To Be Redeemed. If fewer than all the Securities are to be redeemed, the Securities will be redeemed pro rata or by lot or by a method that complies with applicable legal and securities exchange requirements, if any, and that the Trustee in its sole discretion considers fair and appropriate (in accordance with the applicable procedures of DTC). The Trustee shall make the selection from outstanding Securities not previously called for redemption. The Trustee may select for redemption portions of the principal of Securities that have denominations larger than $2,000. Securities and portions of them the Trustee selects shall be in amounts of $2,000 or a whole multiple of $1,000 in excess thereof. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption. The Trustee shall notify the Company, the Registrar and each Paying Agent promptly of the Securities or portions of Securities to be redeemed.

Section 3.03   Notice of Redemption. At least 30 days but not more than 60 days before a date for redemption of Securities, the Company shall send a notice of redemption by electronic transmission or by first-class mail to each Holder of Securities to be redeemed.

The notice shall identify the Securities to be redeemed and shall state:

(1)   the redemption date;

(2)   the redemption price;

(3)   the name and address of the Paying Agent;

(4)   that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(5)   if fewer than all the outstanding Securities are to be redeemed, the identification and principal amounts of the particular Securities to be redeemed;

(6)   that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture,

interest on Securities (or portions thereof) called for redemption ceases to accrue on and after the redemption date;

(7)   the CUSIP number or ISIN, if any, printed on the Securities being re-deemed; and

(8)   that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN, if any, listed in such notice or printed on the Securities.

At the Company's request made at least five (5) Business Days prior to the date on which a notice of redemption is to be sent (or such shorter period as may be agreed by the Trustee), the Trustee shall give the notice of redemption in the Company's name and at the Company's expense. In such event, the Company shall provide the Trustee with the information required by this Section.

Section 3.04   Effect of Notice of Redemption. Once notice of redemption is sent, Securities called for redemption become due and payable on the redemption date and at the redemption price stated in the notice, subject to any condition or contingency stated therein. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price stated in the notice, plus accrued and unpaid interest to but not including the redemption date. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

Section 3.05   Deposit of Redemption Price. Prior to 11:00 A.M. New York time on the redemption date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued and unpaid interest on all Securities to be redeemed on that date other than Securities or portions of Securities called for redemption which have been delivered by the Company to the Trustee for cancellation.

Section 3.06   Securities Redeemed in Part. Upon surrender of a Security that is redeemed in part, the Company shall execute and the Trustee shall authenticate and deliver to the Holder (at the Company's expense) a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE 4

Covenants

Section 4.01   Payment of Securities. The Company shall promptly pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture. Principal and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture.

The Company shall pay interest on overdue principal at the rate specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02   Reports and Other Information.

(a)   Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to the rules and regulations promulgated by the SEC, so long as any Securities are outstanding, the Company shall have its annual consolidated financial statements audited by a nationally recognized firm of independent auditors and its interim consolidated financial statements reviewed by a national recognized firm of independent auditors in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accounts (or any similar replacement standard). In addition, so long as any Securities are outstanding, the Company shall furnish to the Holders and the Trustee the following reports:

(1)(x) all annual and quarterly financial statements that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q of the Company, if the Company were required to file such forms, plus a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (y) with respect to the annual and quarterly information, a presentation of EBITDA of the Company derived from such financial information; and (z) with respect to the annual financial statements only, a report on the annual financial statements by the Company's independent registered public accounting firm; and

(2) all information that would be required to be contained in filings with the SEC on Form 8-K under Items 1.01, 1.02, 1.03, 2.01, 2.05, 2.06, 4.01, 4.02, 5.01 and 5.02(b) and (c) (other than with respect to information otherwise required or contemplated by Item 402 of Regulation S-K) as in effect on the Issue Date if the Company were required to file such reports; provided, however, that (A) no such current report will be required to include as an exhibit, or to include a summary of the terms of, any employment or compensatory arrangement agreement, plan or understanding between the Company (or any of its Subsidiaries) and any director, manager or executive officer, of the Company (or any of its Subsidiaries), and (B) the Company shall not be required to make available any information regarding the occurrence of any of the events set forth in this clause (2) if the Company determines in its good faith judgment that the event that would otherwise be required to be disclosed is not material to the Holders or the business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries taken as a whole.

(b)   If and for so long as the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the information to be delivered pursuant to Section 4.02(a) shall not be required to (a) comply with (i) Section 302, 404 or 906 of the Sarbanes-Oxley Act of 2002 or related Items 307 and 308 of Regulation S-K promulgated by the SEC, (ii) Item 601 of Regulation S-K (with respect to exhibits) or (iii) Regulation G or Item 10(e) of Regulation S-K promulgated by the SEC with respect to any non-generally accepted accounting principles financial measures contained therein, (b) contain any separate financial statements, footnotes or other information contemplated by Rule 3-05, Rule 3-10 or Rule 3-16 or Article 11 of Regulation S-X promulgated by the SEC, (c) include financial statements in interactive data format using eXtensible Business Reporting Language or (d) present compensation or beneficial ownership information.

(c)   All annual reports required under Section 4.02(a) shall be furnished within 90 days after the end of the fiscal year to which they relate, and all such quarterly reports shall be furnished within 45 days after the end of the fiscal quarter to which they relate. All current reports required under Section 4.02(a) shall be furnished within the time periods specified in the SEC's rules and regulations for reporting companies under the Exchange Act. The Company shall make available such information and such reports to the Trustee under this Indenture, to any Holder and to any beneficial owner or potential purchaser of the Securities, in each case by posting such information on its website, Intralinks or any comparable freely accessible online data system, and shall make such information readily available to any prospective investor, any securities analyst or any Holder. For purposes of this Section 4.02(c), the

Company shall be deemed to have furnished such reports and information to, or filed such reports and information with, the Trustee, the Holders of the Securities and to any beneficial owner or potential purchaser of the Securities as required by this Section 4.02(c) if it has filed such reports or information with the SEC via the EDGAR filing system.

(d)   The Company shall furnish to Holders of the Securities, beneficial owners and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, so long as the Securities are not freely transferable under the Securities Act. If the Company has designated any of its Subsidiaries as an Unrestricted Subsidiary and if any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, would constitute a Significant Subsidiary of the Company, then the annual and quarterly information required by Section 4.02 (a)(1) shall include a presentation of selected financial metrics (in the Company's sole discretion) of such Unrestricted Subsidiaries as a group in the "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(e)   Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee's receipt of those materials will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

(f)   The Company may satisfy its obligations under Section 4.02(a) with respect to financial information relating to the Company by furnishing financial information relating to any parent entity of the Company; provided that the same is accompanied by selected financial metrics (in the Company's sole determination) that show the differences between the information relating to such parent, on the one hand, and the information relating to the Company and the Restricted Subsidiaries on a stand-alone basis, on the other hand.

Section 4.03   Limitation on Indebtedness.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or a Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.25 to 1.0.

(b)   Notwithstanding Section 4.03(a), the Company and any Restricted Subsidiary may Incur the following Indebtedness:

(1)   Indebtedness Incurred pursuant to any Credit Facility, so long as the aggregate amount of all such Indebtedness outstanding under all Credit Facilities Incurred under this clause (1) does not, immediately after giving effect thereto, exceed the greatest of (x) $1,050.0 million, less the aggregate amount of all permanent principal repayments of Priority Lien Debt since the Issue Date that are made in satisfaction of the requirements of Section 4.07, (y) 35.0% of Modified ACNTA as of the date of such Incurrence and (z) the Borrowing Base as of the date of such Incurrence;

(2)   Indebtedness owed to and held by the Company or any Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

(3)   (A) the Securities, any Additional Securities, any other Parity Lien Debt, any Junior Lien Debt and any unsecured Indebtedness in an aggregate principal amount outstanding, together with all other Indebtedness outstanding under this clause (b)(3)(A), not to exceed the greater of (x) $1,000.0 million and (y) (I) 65.0% of Modified ACNTA determined as of the date of such Incurrence minus (II) the aggregate amount of all Indebtedness outstanding under Credit Facilities Incurred under Section 4.03(b)(1) as of the date of such Incurrence (assuming for such purposes that all available amounts under Section 4.03(b)(1) are fully drawn); provided, however, that any Parity Lien Debt, Junior Lien Debt or unsecured Indebtedness Incurred under this clause (b)(3)(A) after the Issue Date shall not have a Stated Maturity any earlier than the Stated Maturity of the Securities, and (B) [Reserved];

(4)   Indebtedness outstanding on the Issue Date (other than Indebtedness described in clauses (1), (2) or (3) of this Section 4.03(b));

(5)   Indebtedness of (A) a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and (B) the Company or a Restricted Subsidiary Incurred for the purpose of financing all or any part of the cost of acquiring Oil and Gas Properties or Carbon Dioxide Interests, another Person (other than a Person that was, immediately prior to such acquisition, a Subsidiary of the Company) engaged in the Oil and Gas Business or all or substantially all the assets of such a Person; provided, however, that in the case of each of clause (A) and clause (B) above, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.0 to 1.0;

(6)   Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to Section 4.03(a) or Section 4.03(b)(4) or (5), this clause (6) or clause (7) below; provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Restricted Subsidiary described in Section 4.03 (b)(5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary or the Company;

(7)   Non-recourse Purchase Money Indebtedness;

(8)   Indebtedness consisting of the Subsidiary Guarantees and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred by the Company pursuant to clauses (1) and (3) of this Section 4.03(b);

(9)   Indebtedness consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to this Indenture;

(10)   Indebtedness under Oil and Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries;

(11)   Indebtedness in respect of bid, performance or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(12)   Indebtedness of the Company or a Restricted Subsidiary Incurred to finance capital expenditures and Refinancing Indebtedness Incurred in respect thereof in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (12) since the Issue Date and then outstanding, does not exceed $20.0 million;

(13)   Permitted Marketing Obligations;

(14)   In-kind obligations relating to oil and gas balancing positions arising in the ordinary course of business; and

(15)   Indebtedness in an aggregate amount which, together with the amount of all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by Section 4.03(a) or clauses (1) through (14) of this Section 4.03(b)) does not exceed $100.0 million.

(c)   Notwithstanding the foregoing, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur any Indebtedness pursuant to Section 4.03(b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations (other than the Existing Notes if (x) such Refinancing of the applicable series of Existing Notes occurs within one year of the final maturity of such notes, (y) such Refinancing Indebtedness constitutes Junior Lien Debt or is unsecured or (z) such Existing Notes are purchased, repurchased, redeemed, defeased, acquired or retired for value as permitted pursuant to Section 4.05(b)(8) (provided, that in the case of Section 4.05(b)(8)(A), such Refinancing Indebtedness constitutes Parity Lien Debt, Junior Lien Debt or is unsecured)) unless such Indebtedness shall be subordinated to the Securities or the relevant Subsidiary Guarantee, as the case may be, to at least the same extent as such Subordinated Obligations.

(d)   For purposes of determining compliance with this Section 4.03, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in this Section 4.03, the Company, in its sole discretion, shall classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses of this Section 4.03; provided that any Indebtedness outstanding under the Priority Lien Credit Agreement on the Issue Date shall be treated as Incurred on the Issue Date under Section 4.03(b)(1) and may not be reclassified; and (2) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described in this Section 4.03.

Section 4.04   Incurrence of Layered Indebtedness. The Company shall not, and the Company shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Senior Indebtedness of the Company or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated in right of payment to the Securities or the Subsidiary Guarantee of such Restricted Subsidiary, to the same extent and in the same manner as such Indebtedness is subordinated in right of payment to such other Senior Indebtedness of the Company or such Restricted Subsidiary, as the case may be. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur, assume or suffer to exist any Lien on Collateral securing any Indebtedness if such Lien would (a) have or purport to have priority over the Parity Liens on such Collateral and (b) be contractually subordinated to any Priority Liens on such Collateral.

Section 4.05   Limitation on Restricted Payments.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.03(a); or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since April 1, 2016 would exceed the sum of (without duplication): (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis commencing on April 1, 2016, and ending on the last day of the fiscal quarter ending on or immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to March 31, 2016 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); (C) the aggregate Net Cash Proceeds received by the Company from the issue or sale subsequent to March 31, 2016 of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan; provided, however, that if such employee stock ownership plan incurs any Indebtedness with respect thereto, such aggregate amount shall be limited to an amount equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to such Indebtedness; (D) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to March 31, 2016, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); and (E) an amount equal to the sum of (i) the net reduction in Investments made subsequent to March 31, 2016 by the Company or any Restricted Subsidiary in any Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Person, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b)   The provisions of Section 4.05(a) shall not prohibit: (1) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this Section 4.05; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided, further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided, however, that (A) such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under Section 4.05(a)(3)(B) (but only to the extent that such Net Cash Proceeds were used to purchase, repurchase, redeem, defease or otherwise acquire or retire such Capital Stock as provided in this clause (2)); (3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred under Section 4.03 (subject to the limitations of Section 4.03(c)); provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments; (4) the purchase, repurchase or acquisition of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such purchases, repurchases or acquisitions shall not exceed $25.0 million in any calendar year (with any unused amounts in any calendar year being carried over to succeeding calendar years); provided, further, however, that such purchases, repurchases and acquisitions shall be excluded in the calculation of the amount of Restricted Payments; (5) loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or a duly authorized officer), the net cash proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (5); provided, however, that such loans shall be excluded in the calculation of the amount of Restricted Payments; (6) any Restricted Payment so long as on the date of such Restricted Payment, after giving pro forma effect thereto and to any related transactions as if the same had occurred at the beginning of the Company's most recently ended four full fiscal quarters for which internal financial statements are available, the Company's Leverage Ratio would not have exceeded 2.5 to 1.0; provided, however, that such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments; (7) other Restricted Payments in an aggregate amount not to exceed $100.0 million; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments; or (8) any Restricted Payments in the form of purchases, repurchases, redemptions, defeasances or other acquisitions or retirements for value of the Existing Notes in an aggregate amount of Restricted Payments after the Issue Date (A) under this clause (8)(A) not to exceed $1,000.0 million less the principal amount of the Original Securities issued on the Issue Date and (B) under this clause (8)(B) not to exceed $200.0 million; provided that, after giving effect to each such payment under this clause (8)(B), the Company and its Restricted Subsidiaries would have cash and cash equivalents and undrawn availability (giving effect to any borrowing base limitations) under the Priority Lien Credit Agreement totaling at least $225.0 million; provided, further, that such Restricted Payments under clause (8)(A) or (8)(B) shall be excluded in the calculation of the amount of Restricted Payments.

Section 4.06   Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or a Restricted Subsidiary, (b) to make any loans or advances to the Company or a Restricted Subsidiary or (c) to transfer any of its property or assets to the Company or a Restricted Subsidiary, except: (i) any encumbrance or restriction in the Priority Lien Credit Agreement or Note Documents on the Issue Date or pursuant to any other agreement in effect on the Issue Date; (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this Section 4.06 or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this Section 4.06 or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Securityholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (iv) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

Section 4.07   Limitation on Sales of Assets and Subsidiary Stock.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless (1) the Company or such Restricted Subsidiary receives consideration at least equal to the fair market value (such fair market value to be determined in advance in good faith by an Officer or an officer of such Restricted Subsidiary with responsibility for such transaction, or if the Asset Disposition exceeds $50.0 million, by the Board of Directors, which determination shall be conclusive evidence of compliance with this provision), of the equity and assets subject to such Asset Disposition; (2) (A) at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents, Additional Assets or any combination thereof (collectively, the "Cash Consideration") or (B) the fair market value of all forms of consideration other than Cash Consideration received by the Company and its Restricted Subsidiaries since January 1, 2016 does not exceed in the aggregate 10% of ACNTA at the time of the applicable Asset Disposition (after giving effect to such Asset Disposition); and (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) first, (i) if the assets subject to such Asset Disposition constitute Collateral, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Priority Lien Debt and other outstanding Priority Lien Obligations or Parity Lien Debt and other outstanding Parity Lien Obligations (in each case, other than Indebtedness owed to the Company or an Affiliate of the Company) within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased (and, with respect to Parity Lien Debt, such prepayment, repayment, redemption or purchase must be made either (x) for Securities only or (y) for Securities and other Parity Lien Debt, and in the case of subclause (y), by a pro rata prepayment, repayment or redemption of outstanding Securities and such other Parity Lien Debt or by an offer to purchase on a pro rata basis made to all holders of Securities and such other Parity Lien Debt) or (ii) if the assets subject to such Asset Disposition do not constitute Collateral, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or any Subsidiary Guarantor in each case that is Secured Debt or Indebtedness (other than Disqualified Stock) of a Wholly-Owned Subsidiary that is not a Subsidiary Guarantor (other than Indebtedness owed to the Company or an Affiliate of the Company) within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased; (B) *second*, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets or to make capital expenditures in the Oil and Gas Business within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided that, without limitation of the provisions of Section 10.03, any such Additional Assets, including the assets of any Person that becomes a Subsidiary Guarantor as a result of such transaction, acquired with Net Available Cash from an Asset Disposition of Collateral are, to the extent required by the Priority Lien Documents or the Security Documents (and pursuant to the terms thereof), pledged as Collateral; and (C) *third*, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders (and to holders of other Parity Lien Debt of the Company designated by the Company) to purchase Securities (and such other Parity Lien Debt of the Company) pursuant to and subject to the conditions contained in this Indenture, which purchase permanently reduces the outstanding amount of such Securities (and such other Parity Lien Debt) in an amount equal to (or greater than) the principal amount purchased.

Pending application of Net Available Cash pursuant to this Section 4.07(a), such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness (which may include Priority Lien Debt).

(b)   Notwithstanding Section 4.07(a), the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with Section 4.07(a) except to the extent that the aggregate Net Available Cash from all Asset Dispositions, which is not applied in accordance with Section 4.07(a), exceeds $40.0 million during any calendar year.

For the purposes of Section 4.07(a), the following are deemed to be cash or cash equivalents (i) any liabilities, as shown on the Company's or such Restricted Subsidiary's most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Securities or any Subsidiary Guarantee) that are assumed by the transferee of any such Asset Disposition pursuant to (A) a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability or (B) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless the Company or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability and (ii) any non-Cash Consideration received by the Company or any Restricted Subsidiary from the transferee that is converted, monetized, sold or exchanged by the Company or such Restricted Subsidiary into cash or cash equivalents within 120 days of receipt. Notwithstanding the foregoing, the 75% limitation referred to in Section 4.07(a)(2) shall be deemed satisfied with respect to any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation. The requirement of Section 4.07(a)(3)(B) shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within the time period specified in such clause and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement.

(c)   In the event of an Asset Disposition that requires the purchase of Securities (and other Parity Lien Debt of the Company) pursuant to Section 4.07(a)(3)(C), the Company shall make such offer to purchase Securities on or before the 541st day after the later of the date of such Asset Disposition or the receipt of such Net Available Cash, and shall purchase Securities tendered pursuant to an offer by the Company for the Securities (and if required or permitted by the terms of any other Parity Lien Debt, to the holders of such Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Parity Lien Debt of the Company was issued with original issue discount greater than 2.5%, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Parity Lien Debt of the Company, such lesser price, if any, as may be provided for by the terms of such Parity Lien Debt of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in Section 3.02. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company shall select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Securities shall be minimum denominations of $2,000 principal amount and whole multiples of $1,000 in excess thereof. The Company shall not be required to make such an offer to purchase Securities (and other Parity Lien Debt of the Company) pursuant to this Section 4.07 if the Net Available Cash not applied or invested as provided in Section 4.07(a)(3)(A) or (B) is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash shall be deemed to be reduced by the aggregate amount of such offer.

(d)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to Section 4.07(c). To the extent that the provisions of any securities laws or regulations conflict with provisions of Section 4.07(c), the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 4.07(c) by virtue of its compliance with such securities laws or regulations.

Section 4.08   Limitation on Affiliate Transactions.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $15.0 million, are set forth in writing and have been approved by the Board of Directors, including a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction, and (3) if such Affiliate Transaction involves an amount in excess of $25.0 million, have been determined by a nationally recognized investment banking or accounting firm or other qualified independent appraiser to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b)   The provisions of Section 4.08(a) shall not prohibit (i) any sale of hydrocarbons or other mineral products to an Affiliate of the Company or the entering into or performance of Oil and Gas Hedging Contracts, gas gathering, transportation or processing contracts or oil or natural gas marketing or exchange contracts with an Affiliate of the Company, in each case, in the ordinary course of business, so long as the terms of any such transaction are approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction, (ii) the sale to an Affiliate of the Company of Capital Stock of the Company that does not constitute Disqualified Stock, and the sale to an Affiliate of the Company of Indebtedness (including Disqualified Stock) of the Company in connection with an offering of such Indebtedness in a market transaction and on terms substantially identical to those of other purchasers in such market transaction, (iii) transactions contemplated by any employment agreement or other compensation plan or arrangement existing on the Issue Date or thereafter entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, (iv) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or any Restricted Subsidiary, (v) transactions between or among the Company and its Restricted Subsidiaries, (vi) transactions between the Company or any of its Restricted Subsidiaries and Persons that are controlled (as defined in the definition of "Affiliate") by the Company (an "Unrestricted Affiliate"); provided that no other Person that controls (as so defined) or is under common control with the Company holds any Investments in such Unrestricted Affiliate; (vii) Restricted Payments that are permitted by the provisions of Section 4.05; and (viii) loans or advances to employees in the ordinary course of business and approved by the Company's Board of Directors in an aggregate principal amount not to exceed $2.5 million outstanding at any one time.

Section 4.09   Change of Control.

(a)   Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date occurring on or prior to the purchase date), in accordance with the terms contemplated in Section 4.09(b). In the event that at the time of such Change of Control the terms of the Indebtedness under the Priority Lien Credit Agreement restrict or prohibit the repurchase of Securities pursuant to this Section, then prior to the mailing or other delivery in accordance with the applicable procedures of DTC of the notice to Holders provided for in Section 4.09(b), but in any event within 30 days following any Change of Control, the Company shall (i) repay in full the Indebtedness under the Priority Lien Credit Agreement or (ii) obtain the requisite consent under the agreements governing the Indebtedness under the Priority Lien Credit Agreement to permit the repurchase of the Securities as provided for in Section 4.09(b).

(b)   Within 30 days following a Change of Control, the Company shall mail, or otherwise deliver in accordance with the applicable procedures of DTC, a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date occurring on or prior to the purchase date); (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control); (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise delivered in accordance with the applicable procedures of DTC); and (4) the instructions determined by the Company, consistent with this Section 4.09, that a Holder must follow in order to have its Securities purchased.

(c)   Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the purchase date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased.

(d)   On the purchase date, all Securities purchased by the Company under this Section shall be delivered to the Trustee for cancellation, together with an Officers' Certificate to confirm the purchase and directing the Trustee to cancel such Securities, and the Company shall pay the purchase price plus accrued and unpaid interest, if any, to the Holders entitled thereto.

(e)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to this Section 4.09. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.09, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.09 by virtue thereof.

(f)   The Company shall not be required to make an offer to purchase Securities as a result of a Change of Control pursuant to this Section 4.09 if a third party (i) makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 4.09(b) and (ii) purchases all Securities validly tendered and not withdrawn under such an offer.

Section 4.10   <u>Limitation on Liens</u>. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Lien on or with respect to any property of the Company or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, except that the Company and its Restricted Subsidiaries may enter into, create, incur, assume or suffer to exist any Permitted Liens.

Section 4.11   <u>Compliance Certificate</u>. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year (beginning with the fiscal year ended December 31, 2016) of the Company an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such fiscal year. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also shall comply with Section 314(a)(4) of the TIA.

Section 4.12   <u>Further Instruments and Acts</u>. Upon request of the Trustee, the Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 4.13   <u>Future Subsidiary Guarantors</u>. The Company shall cause each domestic Restricted Subsidiary that represents 10% or more of the book assets of, or 10% or more of the ACNTA of, the Company and its Restricted Subsidiaries, taken as a whole, or that Guarantees or otherwise has an aggregate of $15.0 million or more of Indebtedness or Preferred Stock outstanding at any time to promptly Guarantee the Securities pursuant to a Supplemental Indenture substantially in the form attached hereto as Exhibit 1 and execute and deliver all documents and take all other actions required to grant a security interest to the Collateral Trustee as required under Section 10.03.

Section 4.14   <u>Suspension of Certain Covenants</u>.

(a)   If at any time after the Issue Date: (i) the Securities have Investment Grade Ratings from both Rating Agencies and (ii) no Event of Default has occurred and is continuing under this Indenture at such time (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "<u>Covenant Suspension Event</u>"), then until the end of the Suspension Period (as defined in Section 4.14(b)) the Company and the Restricted Subsidiaries shall not be subject to the provisions under

Sections 4.03, 4.04, 4.05 (<u>provided</u> that no Restricted Subsidiary may be designated as an Unrestricted Subsidiary during the Suspension Period), 4.06, 4.07, 4.08, and paragraph (iii) of Section 5.01 (collectively, the "<u>Suspended Covenants</u>").

(b)   In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the "<u>Reversion Date</u>") one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Securities below an Investment Grade Rating, then the Company and the Restricted Subsidiaries shall thereafter again be subject to the Suspended Covenants with respect to future events. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the period of time between the Covenant Suspension Event and the Reversion Date (the "<u>Suspension Period</u>"), or upon termination of the Suspension Period or after that time based on any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period. On the Reversion Date, all Indebtedness incurred during the Suspension Period shall be classified as having been incurred pursuant to Section 4.03(a) or Section 4.03(b) (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be incurred pursuant to Section 4.03(a) or Section 4.03(b), such Indebtedness shall be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.03(b)(4). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.05 shall be made as though Section 4.05 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.05(a)(3) except to the extent that such Restricted Payments were permitted to have been made and are treated as having been made pursuant to Section 4.05(b).

(c)   The Company shall promptly notify the Trustee in an Officers' Certificate of the existence, and of the termination, of any Covenant Suspension Event or Reversion Date; <u>provided</u>, <u>however</u>, that the Trustee shall have no obligation to discover or verify the existence or termination of any Covenant Suspension Event or Reversion Date.

Section 4.15   <u>Outstanding Principal Amount</u>. Promptly following June 3, 2016, the Company shall deliver to the Trustee an Officers' Certificate certifying the aggregate principal amount of the Securities outstanding on June 3, 2016.

ARTICLE 5

Successor Company

Section 5.01   <u>When Company May Merge or Transfer Assets</u>. The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of related transactions, all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, any Person, unless:

(i)   (A) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and (B) the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental hereto, and such other acknowledgments, joinder agreements or other documents as are required, all the obligations of the Company under the Note Documents;

      (ii)   immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

      (iii)   immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.03(a);

      (iv)   immediately after giving effect to such transaction, the Successor Company shall have Adjusted Consolidated Net Tangible Assets that are not less than the Adjusted Consolidated Net Tangible Assets prior to such transaction;

      (v)   in the case of a conveyance, transfer or lease of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person;

      (vi)   the Successor Company (if other than the Company) shall take such action (or agree to take such action) as may be reasonably necessary to cause any property or assets that constitute Collateral owned by or transferred to the Successor Company to be subject to the Parity Liens in the manner and to the extent required under the Note Documents; and

      (vii)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and such supplemental indenture (if any) comply with this Indenture;

provided, however, that clauses (iii) and (iv) shall not be applicable to any such transaction solely between the Company and any Restricted Subsidiary.

The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture and the other Note Documents, and the predecessor Company, except in the case of a lease, shall be released from the obligations thereunder.

Section 5.02   When Subsidiary Guarantors May Merge or Transfer Assets. The Company shall not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless: (i) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and, if such Person is not the Company or a Subsidiary Guarantor, such Person shall expressly assume, by executing a Guarantee Agreement and such other acknowledgements, joinder agreements or other documents as are required, as applicable, all the obligations of such Subsidiary, if any, under the Note Documents; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; (iii) in the case of a conveyance, transfer or lease of all or substantially all the assets of a Subsidiary Guarantor, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; (iv) the resulting, surviving or transferee Person (if other than the Subsidiary Guarantor) shall take such action (or agree to take such action) as may be reasonably necessary to cause any property or assets that constitute Collateral owned by or transferred to such Person to be subject to the Parity Liens in the manner and to the extent required under the Note Documents; and (v) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and such Guarantee Agreement, if any, complies with this Indenture and such Guarantee Agreement, if any, is enforceable. The provisions of clauses (i), (ii) and (iv) above shall not apply to any one or more transactions which constitute an Asset Disposition if the Company has complied with Section 4.07. The resulting, surviving or transferee Person (if not such Subsidiary) shall be the successor to such Subsidiary Guarantor, and shall succeed to, be substituted for, and may exercise every right and power of, such Subsidiary Guarantor under this Indenture and the other Note Documents, and the predecessor Subsidiary Guarantor, except in the case of a lease, shall be released from the obligations thereunder.

ARTICLE 6

Defaults and Remedies

Section 6.01   Events of Default. An "Event of Default" occurs if:

(1)   the Company defaults in any payment of interest on any Security when the same becomes due and payable and such default continues for a period of 30 consecutive days;

(2)   the Company (i) defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise or (ii) fails to redeem or purchase Securities when required pursuant to this Indenture or the Securities;

(3)   the Company fails to comply with Section 5.01;

(4)   the Company fails to comply with Section 4.02, 4.03, 4.04, 4.05, 4.06, 4.07 (other than a failure to purchase Securities when required under Section 4.07), 4.08, 4.09 (other than a failure to purchase Securities when required under Section 4.09), 4.10, 4.11, 4.13 or 4.15 and such failure continues for 30 consecutive days after the notice specified below;

(5)   the Company or any Restricted Subsidiary fails to comply with any of its agreements contained in the Securities or in the Note Documents (other than those referred to in (1), (2), (3) or (4) above) and such failure continues for 60 consecutive days after the notice specified below;

(6)   Indebtedness of the Company (other than Non-recourse Purchase Money Indebtedness) is not paid within any applicable grace period after final maturity or the maturity of such Indebtedness is accelerated by the holders thereof because of a default (and such acceleration is not rescinded or annulled) and the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million;

(7)   the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A)   commences a voluntary case;

        (B)   consents to the entry of an order for relief against it in an involuntary case;

        (C)   consents to the appointment of a Custodian of it or for any substantial part of its property; or

        (D)   makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

        (8)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

        (A)   is for relief against the Company or any Significant Subsidiary in an involuntary case;

        (B)   appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

        (C)   orders the winding up or liquidation of the Company or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

        (9)   any judgment or decree for the payment of money in an uninsured or unindemnified amount in excess of $75.0 million or its foreign currency equivalent at the time is rendered against the Company or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived, bonded or the execution thereof stayed, in either case 10 days after the notice specified below;

        (10)   any Subsidiary Guarantee ceases or otherwise fails to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee if such default continues for a period of 10 days after the notice specified below; or

        (11)   the occurrence of any of the following:

        (A)   except as permitted by the Note Documents, any Security Document establishing the Parity Liens ceases for any reason to be enforceable; provided that it will not be an Event of Default under this clause (11)(A) if the sole result of the failure of one or more Security Documents to be fully enforceable is that any Parity Lien purported to be granted under such Security Documents on Collateral, individually or in the aggregate, having a fair market value of not more than $35.0 million, ceases to be enforceable; provided further that if such failure is susceptible to cure, no Event of Default shall arise with respect thereto until 60 days after any officer of the Company or any Restricted Subsidiary becomes aware of such failure, which failure has not been cured during such time period;

(B)   except as permitted by the Note Documents, any Parity Lien purported to be granted under any Security Document on Collateral, individually or in the aggregate, having a fair market value of at least $35.0 million, ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Liens and the terms of the Intercreditor Agreement; provided that if such failure is susceptible to cure, no Event of Default shall arise with respect thereto until 60 days after any officer of the Company or any Restricted Subsidiary becomes aware of such failure, which failure has not been cured during such time period; and

(C)   the Company or any Subsidiary Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any Subsidiary Guarantor set forth in or arising under any Security Document establishing Parity Liens.

The foregoing shall constitute "Events of Default" whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

A Default under clause (4), (5), (9) or (10) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Securities notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice, in the form of an Officers' Certificate, of any Event of Default under clause (3), (6) or (11) of this Section 6.01 and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (4), (5), (9) or (10) of this Section 6.01, describing its status and what action the Company is taking or proposes to take with respect thereto. The Trustee shall not be deemed to have knowledge of any Default or Event of Default unless one of its Trust Officers receives written notice thereof from the Company or any of the Holders and such notice shall specify the Default and refer to this Indenture or the Securities.

Section 6.02   Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(7) or (8) with respect to the Company) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Securities by written notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(7) or (8) with respect to the Company occurs and is continuing, the principal of and interest on all the Securities and, if the aggregate principal amount of the Securities outstanding on June 3, 2016 does not equal or exceed $500.0 million, to the extent permitted by law, such additional amounts as would have been due upon redemption of the Securities if the Company redeemed the Securities at its option at the time of such Event of Default pursuant to the provisions of paragraph 5 of the Securities (including the Applicable Premium, if applicable), shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders. Any such amount hereby constitutes liquidated damages reasonably agreed by the Company and the Holders in view of the impracticability of determining actual damages. The Holders of a majority in principal amount of the outstanding Securities by written notice to the Trustee and the Company may rescind any acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 6.03   Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04   Waiver of Past Defaults. The Holders of a majority in principal amount of the Securities by written notice to the Trustee may waive an existing or past Default and its consequences except (i) a Default in the payment of the principal of or interest on a Security or (ii) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Securityholder affected. When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

Section 6.05   Control by Majority. The Holders of a majority in principal amount of the outstanding Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law, this Indenture or the Intercreditor Agreement or, subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of any other Securityholder or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to be furnished with indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action.

Section 6.06   Limitation on Suits. A Securityholder may not pursue any remedy with respect to this Indenture or the Securities unless:

(1)   the Holder gives to the Trustee written notice stating that an Event of Default is continuing;

(2)   the Holders of at least 25% in principal amount of the outstanding Securities make a written request to the Trustee to pursue the remedy;

(3)   such Holder or Holders furnish, if required by the Trustee, to the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)   the Trustee does not comply with the request within 60 days after receipt of the request and the furnishing of the required security or indemnity; and

(5)   the Holders of a majority in principal amount of the outstanding Securities do not give the Trustee a direction inconsistent with the request during such 60-day period.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

Section 6.07   Rights of Holders To Receive Payment. Notwithstanding any other provision of this Indenture, the contractual right of any Holder to receive payment of principal of, premium (if any) or interest on the Securities held by such Holder, on or after the respective due dates expressed in the Securities, shall not be impaired or affected without the consent of such Holder, and the right of any Holder to bring suit for the enforcement of any such payment on or after such respective dates shall not be impaired or affected without the consent of such Holder.

Section 6.08   Collection Suit by Trustee. If an Event of Default specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and the Subsidiary Guarantors for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.07.

Section 6.09   Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Company or any Subsidiary Guarantor their respective creditors or their respective property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

Section 6.10   Priorities. Subject to the Intercreditor Agreement and the Collateral Trust Agreement, if the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee and the Collateral Trustee for amounts due under Section 7.07;

SECOND: to Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

THIRD: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Securityholders pursuant to this Section. At least 15 days before such record date, the Company shall mail to each Securityholder and the Trustee a notice that states the record date, the payment date and amount to be paid.

Section 6.11   Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than an aggregate of 10% in principal amount of the outstanding Securities.

Section 6.12   Waiver of Stay or Extension Laws. The Company (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 7

Trustee

Section 7.01   Duties of Trustee.

(a)   If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs.

(b)   Except during the continuance of an Event of Default:

(1)   the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)   in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c)   The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(1)   this paragraph does not limit the effect of Section 7.01(b);

(2)   the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3)   the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)   [Reserved].

(e)   The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.

(f)   Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)   No provision of this Indenture shall require the Trustee to advance, expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h)   Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

(i)   Notwithstanding anything to the contrary herein, the Trustee shall have no duty to review the reports and information documents required to be provided by Section 4.02 for the purposes of determining compliance with any provisions of this Indenture.

Section 7.02   Rights of Trustee.

(a)   The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officers' Certificate or Opinion of Counsel.

(c)   The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee's conduct does not constitute willful misconduct or gross negligence.

(e)   The Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Securities shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)   In no event shall the Trustee be liable to any Person for punitive damages.

(g)   The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder, including the Collateral Trustee.

(h)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or the other Note Documents at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the losses, liabilities and expenses which may be incurred therein or thereby.

(i)   The Trustee may request that the Company delivers an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture or the other Note Documents.

(j)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by one Officer of the Company.

(k)   The permissive rights of the Trustee enumerated hereunder shall not be construed as duties.

Section 7.03   Individual Rights of Trustee. The Trustee in its individual or any other capacity (including in its capacity as the Collateral Trustee) may become the owner or pledgee of Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, co-registrar or co-paying agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

Section 7.04   Trustee's Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture, the Note Documents or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee's certificate of authentication.

Section 7.05   Notice of Defaults. If a Default occurs and is continuing and (i) a Trust Officer has actual knowledge of such Default or (ii) written notice of such Default is given to the Trustee by the Company or Holders of at least 25% in aggregate principal amount of the Securities and such notice references the Securities and this Indenture, the Trustee shall mail or otherwise deliver in accordance with the applicable procedures of DTC to each Securityholder notice of the Default within the later of (i) 90 days after it occurs and (ii) 10 Business Days after such actual knowledge or written notice. Except in the case of a Default in payment of principal of or interest on any Security (including payments pursuant to the mandatory redemption provisions of such Security, if any), the Trustee may withhold the notice if and so long as the Trust Officer responsible for administering this Indenture and the Securities in good faith determines that withholding notice is not opposed to the interests of Securityholders.

Section 7.06   [Reserved].

Section 7.07   Compensation and Indemnity. The Company shall pay to the Trustee from time to time reasonable compensation for its services, including extraordinary services such as default administration. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee's agents, counsel, accountants and experts. The Company shall indemnify the Trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including attorneys' fees) arising out of its acceptance of this trust or incurred by any of them in connection with the administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture against the Company (including under this Section 7.07). The Trustee shall notify the Company promptly of any claim (whether asserted by any Securityholder or the Company) for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee may have separate counsel and the Company shall pay the fees and expenses of such counsel. The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee's own willful misconduct, gross negligence or bad faith.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Securities.

The Company's payment obligations pursuant to this Section shall survive the resignation or removal of the Trustee and the discharge of this Indenture. When the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(7) or (8) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

Section 7.08   Replacement of Trustee. The Trustee may resign at any time by so notifying the Company. The Holders of a majority in principal amount outstanding of the Securities may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee. A Holder may petition a court of competent jurisdiction to remove the Trustee in the manner and under the circumstances contemplated by Section 310(b)(iii) of the TIA. The Company shall remove the Trustee if:

> (1)   the Trustee fails to comply with Section 7.10;
>
> (2)   the Trustee is adjudged bankrupt or insolvent;
>
> (3)   a receiver or other public officer takes charge of the Trustee or its property; or
>
> (4)   the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Company or by the Holders of a majority in principal amount outstanding of the Securities and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.07.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in principal amount outstanding of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section, the Company's obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09   Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have.

Section 7.10   Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of Section 310 (a) of the TIA. The Trustee shall have a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Section 310(b) of the TIA, subject to its right to apply for a stay of its duty to resign under the penultimate paragraph of Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA any series of securities issued under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

This Indenture shall always have a Trustee who satisfies the requirements of Sections 310(a)(1), (2) and (5) of the TIA. The Trustee shall comply with Section 310(b) of the TIA.

Section 7.11   Preferential Collection of Claims Against Company. The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated therein.

ARTICLE 8

Discharge of Indenture; Defeasance

Section 8.01   Discharge of Liability on Securities; Defeasance.

(a)   When either (i) the Company delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.07) for cancellation or (ii) all outstanding Securities not theretofore delivered to the Trustee for cancellation: (1) have become due and payable, or (2) will become due and payable at their Stated Maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company irrevocably deposits with the Trustee money or U.S. Government Obligations sufficient (if payable other than solely in money, in the opinion of a nationally recognized bank, appraisal firm or independent accounting firm), without consideration of any reinvestment of interest, to pay at maturity or upon redemption all outstanding Securities, including interest thereon to maturity or such redemption date (other than Securities replaced pursuant to Section 2.07), and if in the case of either clause (i) or (ii) the Company pays all other sums payable hereunder by the Company, then this Indenture shall, subject to Section 8.01(c), cease to be of further effect, each Subsidiary Guarantor will be released from all its obligations with respect to its Subsidiary Guarantee and any security granted to secure the Securities and Subsidiary Guarantees will be released. The Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company.

(b) Subject to Sections 8.01(c) and 8.02, the Company at any time may terminate (i) all its obligations under the Securities and this Indenture ("legal defeasance option") or (ii) its obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11 and 4.13 and the operation of Sections 6.01(4), 6.01(6), 6.01(7) (but only with respect to Significant Subsidiaries), 6.01(8) (but only with respect to Significant Subsidiaries), 6.01(9), 6.01(10) and 6.01(11) and its obligations under Section 5.01(iii) and (iv) and under Section 5.02(iii) and (iv) ("covenant defeasance option"). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Securities may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Securities may not be accelerated because of an Event of Default specified in Section 6.01(4), 6.01(6), 6.01(7) (but only with respect to Significant Subsidiaries), 6.01(8) (but only with respect to Significant Subsidiaries), 6.01(9), 6.01(10) or 6.01(11) or because of the failure of the Company to comply with Section 5.01(iii) or (iv) or with Section 5.02(iii) or (iv). If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor shall be released from all its obligations with respect to its Subsidiary Guarantee and any security granted to secure the Securities and Subsidiary Guarantees will be released except to the extent necessary to guarantee any of the Company's continuing obligations pursuant to Section 8.01(c) hereof.

Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

(c) Notwithstanding Sections 8.01 (a) and (b), the Company's obligations in Sections 2.03, 2.04, 2.05, 2.07, 7.07, 7.08 and this Article 8 shall survive until the Securities have been paid in full. Thereafter, the Company's obligations in Sections 7.07, 8.04 and 8.05 shall survive.

Section 8.02 Conditions to Defeasance. The Company may exercise its legal defeasance option or its covenant defeasance option only if:

(1) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Securities to maturity or redemption, as the case may be;

(2) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing its opinion that the payments of principal of and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment shall provide cash at such times and in such amounts as shall be sufficient to pay principal and interest when due on all the Securities to maturity or redemption, as the case may be;

(3) 123 days pass after the deposit is made and during the 123-day period no Default specified in Section 6.01(7) or (8) with respect to the Company occurs which is continuing at the end of the period;

(4) the deposit does not constitute a default under any other agreement binding on the Company;

(5)   the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(6)   in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (ii) since the Issue Date there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Securityholders (and their beneficial owners) shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(7)   in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Securityholders (and their beneficial owners) shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(8)   the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance of the Securities as contemplated by this Article 8 have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Securities at a future date in accordance with Article 3.

Section 8.03   Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to this Article 8. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Securities.

Section 8.04   Repayment to Company. The Trustee and the Paying Agent shall promptly turn over to the Company upon written request any money or securities held by them at any time which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required for the Company to exercise its legal defeasance option or its covenant defeasance option pursuant to this Article 8.

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Securityholders entitled to the money must look solely to the Company for payment as general creditors.

Section 8.05   Indemnity for Government Obligations. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

Section 8.06   Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article 8 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under the Note Documents shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article 8; provided, however, that, if the Company has made any payment of interest on or principal of any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 9

Amendments

Section 9.01 Without Consent of Holders. The Company, the Subsidiary Guarantors, the Trustee and the Collateral Trustee may amend any of the Note Documents without notice to or consent of any Securityholder:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company or the Subsidiary Guarantors under this Indenture or the other Note Documents as provided in Article 5;

(3) to provide for uncertificated Securities in addition to or in place of certificated Securities; provided, however, that the uncertificated Securities are issued in registered form for purposes of Section 163(f) of the Code;

(4) to add guarantees or Collateral with respect to the Securities (including any Subsidiary Guarantee), or release guarantees or Collateral with respect to the Securities (including any Subsidiary Guarantee) in the manner provided in this Indenture and the other Note Documents;

(5) with respect to the Note Documents establishing Parity Liens, as provided in the Intercreditor Agreement or the Collateral Trust Agreement;

(6) to provide for the issuance of Additional Securities (in accordance with the limitations set forth in this Indenture);

(7) to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power herein conferred upon the Company or any Subsidiary Guarantor;

(8) to make any change that does not adversely affect the rights of any Holder under any Note Document in any material respect; provided, however, that any change to this Indenture to conform it to the "Description of the Notes" section of the Information Memorandum shall not be deemed to adversely affect such rights;

(9) to make, complete or confirm any grant of Collateral permitted or required by this Indenture or any of the Note Documents establishing Parity Liens; or

(10) to conform the text of this Indenture, the Subsidiary Guarantees or the other Note Documents (a) to any provision in the "Description of the Notes" section of the Information

Memorandum to the extent that such text constitutes an unintended conflict with, or is inconsistent with, the description of the corresponding provision in the "Description of the Notes" section of the Information Memorandum or (b) as may be necessary or advisable to preserve and confirm the relative priorities of the Secured Debt Documents as such priorities are contemplated by and set forth in the Intercreditor Agreement, in each case as described in an Officers' Certificate.

In addition, the Intercreditor Agreement and the Collateral Trust Agreement may be amended in accordance with their terms and without the consent of any Holder, the Trustee or the Collateral Trustee with the consent of the parties thereto or otherwise in accordance with their terms, including to add additional Indebtedness as Priority Lien Debt, Parity Lien Debt or Junior Lien Debt and add other parties (or any authorized agent thereof or trustee therefor) holding such Indebtedness thereto and to establish that the Liens on any Collateral securing such Indebtedness shall rank equally with (or junior to) the Liens on such Collateral securing the other Priority Lien Debt, Parity Lien Debt or Junior Lien Debt, as applicable, then outstanding, in each case to the extent permitted by the applicable Secured Debt Documents.

After an amendment under this Section becomes effective, the Company shall mail to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.02   With Consent of Holders. The Company, the Subsidiary Guarantors and the Trustee may amend any of the Note Documents without notice to any Securityholder but with the consent of the Holders of at least a majority in principal amount of the Securities then outstanding (including consents obtained in connection with a tender offer or exchange for the Securities). Without the consent of each Securityholder affected thereby, however, an amendment may not:

(1)   reduce the amount of Securities whose Holders must consent to an amendment;

(2)   reduce the rate of or extend the time for payment of interest on any Security;

(3)   reduce the principal of or extend the Stated Maturity of any Security;

(4)   reduce the premium payable upon a required purchase (to the extent the Company has at the time become obligated by the terms of this Indenture to effect a required purchase) or the redemption of any Security or change the date on which any Security may be redeemed in accordance with Article 3 of this Indenture and paragraph 5 of the Securities (except, in any case, for the redemption notice period);

(5)   make any Security payable in money other than that stated in the Security;

(6)   impair the contractual right of any Securityholder to receive payment of principal of and interest on such Securityholder's Security on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Securityholder's Security;

(7)   make any change in Section 6.04 or 6.07 or the second sentence of this Section; or

(8)   make any change in any Subsidiary Guarantee that could adversely affect such Securityholder.

In addition, the consent of Holders representing at least 66⅔% in principal amount of outstanding Securities will be required to release the Liens for the benefit of the Holders of the Securities on all or substantially all of the Collateral, other than in accordance with the Note Documents. If Holders of at least 66⅔% in principal amount of outstanding Securities so consent to the release of Collateral, the Trustee or Collateral Trustee, as the case may be, will be entitled to vote the total principal amount of Securities then outstanding as a block in respect of any vote required for such release under the Security Documents.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section becomes effective, the Company shall mail to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.03   [Reserved].

Section 9.04   Revocation and Effect of Consents and Waivers. A consent to an amendment or a waiver by a Holder shall bind the Holder and every subsequent Holder or portion of the Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder's Security or portion of the Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. After an amendment or waiver becomes effective, it shall bind every Securityholder.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Securityholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

Section 9.05   Notation on or Exchange of Securities. If an amendment changes the terms of a Security, the Company may require the Holder to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security regarding the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

Section 9.06   Trustee To Sign Amendments. The Trustee shall sign any amendment authorized pursuant to this Article 9 if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment the Trustee shall be entitled to receive indemnity reasonably satisfactory to it and to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that such amendment is authorized or permitted by this Indenture and the other Note Documents.

Section 9.07   Payment for Consent. Neither the Company nor any Affiliate of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Securities unless such consideration is offered to be paid or agreed to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

ARTICLE 10

Collateral and Security

Section 10.01   Security Interest.

(a)   The due and punctual payment of the Obligations on the Securities and the Obligations of the Subsidiary Guarantors under the Subsidiary Guarantees, when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest (including interest and other Obligations accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), on the Securities, the Subsidiary Guarantees and performance and payment of all other obligations of the Company and the Subsidiary Guarantors to the Holders or the Trustee and the Collateral Trustee under the Note Documents, according to the terms hereunder or thereunder, are secured as provided in the Security Documents. In furtherance of the foregoing, the Company and each Subsidiary Guarantor shall, on the Issue Date: (a) enter into the Collateral Trust Agreement, the Intercreditor Agreement and the Pledge Agreement and deliver to the Collateral Trustee (or the Priority Lien Agent in accordance with the Intercreditor Agreement) all certificates and other instruments and documents required under the Pledge Agreement to be delivered to the Collateral Trustee and (b) authorize the filing, registration and recording of all Uniform Commercial Code financing statements, required by applicable law to be filed, registered or recorded to perfect the Parity Liens created under the Pledge Agreement to the extent required by the Pledge Agreement, the Intercreditor Agreement and this Indenture. The Company and each of the Subsidiary Guarantors consent and agree to be bound by the terms of the Security Documents to which they are parties, as the same may be in effect from time to time, and agree to perform their obligations thereunder in accordance therewith. The Company and the Subsidiary Guarantors hereby agree that, subject to Section 10.6, the Intercreditor Agreement and the Collateral Trust Agreement, the Collateral Trustee shall hold the Collateral on behalf of and for the benefit of all of the Holders and the other holders of Parity Lien Obligations.

(b)   Each Holder, by its acceptance of a Security and of the Subsidiary Guarantees, consents and agrees to the terms of the Intercreditor Agreement, the Collateral Trust Agreement and the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral and amendments to the Security Documents) as the same may be in effect or may be amended from time to time in accordance with their terms, and authorizes and appoints Wilmington Trust, National Association as the Trustee and as the Collateral Trustee. The Trustee hereby authorizes and appoints Wilmington Trust, National Association as Collateral Trustee, and each Holder and the Trustee direct the Collateral Trustee to enter into the Security Documents (including any amendments thereto contemplated by Section 7.1 of the Collateral Trust Agreement and any security documents to secure additional Parity Lien Debt in accordance with Section 5.3 of the Collateral Trust Agreement, all as more particularly described in the Collateral Trust Agreement) and to perform its obligations and exercise its rights thereunder in accordance therewith, subject to the terms and conditions thereof, including, the limitations on duties of the Collateral Trustee provided in Section 5.12 of the Collateral Trust Agreement. The

Trustee, the Collateral Trustee and each Holder, by accepting the Securities and the Subsidiary Guarantees of the Subsidiary Guarantors, acknowledges that, as more fully set forth in the Security Documents, the Collateral as now or hereafter constituted shall be held, subject to the Intercreditor Agreement and the Collateral Trust Agreement, for the benefit of all the holders of Parity Lien Obligations, the Collateral Trustee and the Trustee, and the Lien of this Indenture and the Security Documents is subject to and qualified and limited in all respects by the Intercreditor Agreement, the Collateral Trust Agreement, the Security Documents and actions that may be taken thereunder.

Section 10.02   Post-Issue Date Collateral Requirements.

(a)   On or before June 17, 2016 the Company shall, or shall cause the applicable Subsidiary Guarantor to, execute and deliver Mortgages establishing the Parity Liens on the Collateral for the Securities to the appropriate local counsel's office for recording or the applicable recording office for recording, and upon such Mortgages being filed for record in the real estate records, mortgage records or other appropriate records of each jurisdiction where any part of the Collateral constituting Oil and Gas Properties of the Company and its Restricted Subsidiaries are situated, such Mortgages shall create valid and perfected Parity Liens on an amount of Oil and Gas Properties having a PV-9 value equal to at least 90% of the PV-9 value of Proved Reserves attributable to the Oil and Gas Properties of the Company and its Restricted Subsidiaries, as evaluated in the most recent Reserve Report, after giving effect to exploration and production activities, acquisitions, dispositions and production since the date of such Reserve Report. The Company shall make a filing on Form 8-K with the SEC within five Business Days after June 17, 2016 indicating the Company's compliance with the requirement in the immediately preceding sentence. The Company shall, or shall cause the applicable Subsidiary Guarantor to, (i) cause appropriate counsel to execute and deliver to the Collateral Trustee an Opinion of Counsel (subject to customary assumptions and qualifications) in form reasonably satisfactory to the Collateral Trustee on the date of delivery of such Mortgages for recording and substantially to the effect that, upon recording of such Mortgages and the filing of appropriate Uniform Commercial Code financing statements (or amendments to existing financing statements), the Collateral Trustee will have a valid and perfected lien with respect to the Oil and Gas Properties subject to such Mortgages, and (ii) promptly pay any required taxes or fees in connection with the recordation and filing of such Mortgages. The Company shall, or shall cause the applicable Subsidiary Guarantor to, send evidence of the recording of such Mortgages promptly after the receipt of evidence of such recording to the Collateral Trustee.

(b)   To the extent required by the Security Documents for each deposit account, securities account and commodity account that the Company or any Subsidiary Guarantor at any time maintains, the Company shall, or shall cause the applicable Subsidiary Guarantor to, pursuant to a customary control agreement in form and substance reasonably satisfactory to the Collateral Trustee, cause the depository bank that maintains such deposit account, securities intermediary that maintains such securities account, or commodities intermediary that maintains such commodity account, as applicable, to agree to comply at any time with instructions from the Collateral Trustee (or, prior to the Discharge of Priority Lien Obligations (as defined in the Intercreditor Agreement), the Priority Lien Agent, as gratuitous bailee for the Secured Parties) to such depository bank, securities intermediary or commodities intermediary directing the disposition of funds from time to time credited to any such deposit account, directing the transfer or redemption of a financial asset credited to any such deposit account or directing the application of any value distributed on account of any commodity contract carried in any such commodity account, in each case without further consent of the Company or such Subsidiary Guarantor, or take such other action as the Collateral Trustee may approve in order to perfect the Collateral Trustee's security interest in such deposit account, securities account or commodity account. With respect to any such deposit account, securities account or commodity account existing on the Issue Date, the required control agreement shall be delivered on or prior to the date that is 60 days following the Issue Date. With respect to any such deposit account, securities account or commodity account opened after the Issue Date, the required control agreement shall be delivered substantially contemporaneously with the opening thereof. On the date that any such control agreement is executed, the Company shall cause appropriate counsel to execute and deliver to the Collateral Trustee an Opinion of Counsel in form reasonably satisfactory to the Collateral Trustee and substantially to the effect that the Collateral Trustee has a valid and perfected lien, perfected by "control", with respect to each such deposit account, securities account or commodity account.

(c)   Any Security Documents providing for the Parity Liens entered into after the Issue Date shall be substantially in the form of, and grant security interests in the same assets as, the corresponding security documents securing the Priority Lien Obligations, or to the extent there are no such corresponding security documents, the form of the corresponding security documents securing the Priority Lien Obligations in place on the Issue Date, in each case, with such changes as are reasonably necessary to reflect the terms of the Intercreditor Agreement and with such deletions or modifications of representations, warranties and covenants as are customary with respect to security documents establishing Liens securing publicly traded debt securities, all as certified to the Collateral Trustee pursuant to an Officers' Certificate of the Company. Neither the Trustee nor the Collateral Trustee shall have any duty or obligation to determine whether deletions or modifications of representations, warranties and covenants with respect to security documents establishing Liens are customary.

Section 10.03   Further Assurances; Liens on Additional Property.

(a)   The Company and each of the Subsidiary Guarantors shall do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the holders of the Parity Lien Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets constituting Collateral that are acquired or otherwise become, or are required by any Parity Lien Document to become, Collateral after the Issue Date), in each case, as contemplated by, and with the Lien priority required under, the Parity Lien Documents. In connection with any merger or consolidation of the Company or any Subsidiary Guarantor, the Company or such Subsidiary Guarantor shall take such action as may be reasonably necessary to cause any newly acquired property and assets to be made subject to the Parity Liens in the manner and to the extent required under the Security Documents.

(b)   Upon the reasonable request of the Collateral Trustee or any Parity Lien Representative at any time and from time to time, the Company and each of the Subsidiary Guarantors will promptly execute, acknowledge and deliver such Security Documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Parity Lien Documents for the benefit of the holders of Parity Lien Obligations; provided that no such Security Document, instrument or other document shall be materially more burdensome upon the Company and the Subsidiary Guarantors than the Parity Lien Documents executed and delivered (or required to be executed and delivered after the Issue Date within the timeframes set forth herein) by the Company and the Subsidiary Guarantors in connection with the issuance of the Original Securities on the Issue Date.

(c)   In addition, from and after the Issue Date, if the Company or any Subsidiary Guarantor acquires any property or asset that constitutes collateral for the Priority Lien Debt or Junior Lien Debt, and any Priority Lien Document or Junior Lien Document, as applicable, requires any supplemental Security Document for such collateral or other actions to achieve a perfected Lien on such collateral, then the Company shall, or shall cause the applicable Subsidiary Guarantor to, promptly (but in any event no later than the date that is 20 Business Days after the date on which such supplemental Security Documents are executed and delivered (or other action taken) under such Priority Lien Documents or Junior Lien Documents, as applicable), to the extent permitted by applicable law, execute and deliver to the Collateral Trustee appropriate Security Documents (or amendments thereto) in such form as shall be necessary to grant the Collateral Trustee a valid, enforceable and perfected second-priority Lien on such property or asset or take such other actions in favor of the Collateral Trustee as shall be reasonably necessary to grant a valid, enforceable and perfected Lien on such collateral to the Collateral Trustee for the benefit of the holders of Parity Lien Obligations, subject to the terms of this Indenture, the Intercreditor Agreement and the other Note Documents. Additionally, subject to this Indenture, the Intercreditor Agreement and the other Note Documents, if the Company or any Subsidiary Guarantor creates any additional Lien upon any property or asset that is required to constitute Collateral, or takes any actions to perfect any Lien on Collateral, in each case for the benefit of the holders of the Priority Lien Debt or the holders of Junior Lien Debt, after the Issue Date, the Company or such Subsidiary Guarantor, as applicable, shall, to the extent permitted by applicable law, within 20 Business Days after such Lien is granted or other action taken, grant a valid and enforceable second-priority Lien upon such property or asset, or take such perfection actions, as applicable, for the benefit of the Holders and obtain all such related deliverables as shall have been delivered to the Priority Lien Agent or Junior Lien Agent, as applicable, in each case as security for the obligations of the Company with respect to the Securities, the obligations of the Subsidiary Guarantors under the Subsidiary Guarantees and the performance of all other obligations of the Company and the Subsidiary Guarantors under the Note Documents. Neither the Trustee nor the Collateral Trustee shall have a duty to monitor the status of any Collateral or any future acquisition of property and rights that constitute Collateral, nor shall the Trustee or the Collateral Trustee have any duty to properly perfect the security interests. Notwithstanding the foregoing, to the extent that any Lien on any Collateral is perfected by the possession or control of such Collateral or of any account in which such Collateral is held, and if such Collateral or any such account is in fact in the possession or under the control of the Priority Lien Agent, or of agents or bailees of the Priority Lien Agent (in each case as gratuitous bailee or agent of the Collateral Trustee), the perfection actions and related deliverables described in this Section 10.03(c) shall not be required other than with respect to control agreements, which shall be subject to an additional 60-day grace period.

(d)   The Company shall deliver to the Collateral Trustee semi-annually on or before May 1 and November 1 in each calendar year, beginning November 1, 2016, an Officers' Certificate certifying, as of the date of such certificate, the amount of Oil and Gas Properties included in the Collateral, expressed as a percentage of the PV-9 value of Proved Reserves attributable to the Oil and Gas Properties of the Company and its Restricted Subsidiaries, as evaluated in the most recent Reserve Report, after giving effect to exploration and production activities, acquisitions, dispositions and production since the date of such Reserve Report; provided, that in the event the percentage of the PV-9 value so certified is not at least equal to 90% of the PV-9 value of such Proved Reserves, the Company shall, or shall cause the applicable Restricted Subsidiary to, within 60 days following delivery of such certificate, execute and deliver to the Collateral Trustee: (i) such executed Mortgages or amendments or supplements to prior Mortgages naming the Collateral Trustee, as mortgagee or beneficiary, as may be necessary to cause such 90% requirement to be satisfied, (ii) satisfactory evidence of the delivery of all executed Mortgages (or amendments or supplements thereto) the appropriate local counsel's office for recording or the applicable recording office for recording (and payment of any taxes or fees in connection therewith) and (iii) an additional Officers' Certificate certifying, as of the date of such certificate, that the amount of Oil and Gas Properties included in the Collateral, expressed as a percentage of the PV-9 value of such Proved Reserves, is at least equal to 90%. The Company shall send evidence of the recording of any such Mortgages (or amendments or supplements thereto) promptly after the receipt thereof to the Collateral Trustee. The Company will also cause to be delivered to the Collateral Trustee, on the date of delivery of such Mortgages, an Opinion of Counsel (by appropriate counsel and subject to customary assumptions and qualifications) to the effect that, upon recording of such Mortgages and the filing of appropriate Uniform Commercial Code financing statements (or amendments to existing financing statements), the Collateral Trustee will have a valid and perfected lien with respect to the Oil and Gas Properties subject to such Mortgages.

(e) Without limitation of any other obligations under this Section 10.03, promptly following the execution of any Mortgage, the Company shall file such Uniform Commercial Code financing statements necessary to perfect the security interest in any personal property Collateral granted under such Mortgage in the appropriate jurisdiction.

Section 10.04   Intercreditor Agreement. This Article 10 and the provisions of each Security Document are subject to the terms, conditions and benefits set forth in the Intercreditor Agreement. The Company and each Subsidiary Guarantor consents to, and agrees to be bound by, the terms of the Intercreditor Agreement, as the same may be in effect from time to time, and to perform its obligations thereunder in accordance with the terms thereof. Each Holder, by its acceptance of the Securities (a) consents to the subordination of Liens provided for in the Intercreditor Agreement, (b) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement and (c) authorizes and instructs the Collateral Trustee on behalf of each Holder to enter into the Intercreditor Agreement as Original Second Lien Collateral Trustee (as defined in the Intercreditor Agreement) on behalf of such Holders as Second Lien Secured Parties (as defined in the Intercreditor Agreement). In addition, each Holder authorizes and instructs the Collateral Trustee to enter into any amendments or joinders to the Intercreditor Agreement or Collateral Trust Agreement, without the consent of any Holder or the Trustee, to add additional Indebtedness as Priority Lien Debt, Parity Lien Debt or Junior Lien Debt and add other parties (or any authorized agent or trustee therefor) holding such Indebtedness thereto and to establish that the Lien on any Collateral securing such Indebtedness ranks equally with the Liens on such Collateral securing the other Priority Lien Debt, Parity Lien Debt or Junior Lien Debt, as applicable, then outstanding, in each case, where the Incurrence of such Secured Debt is permitted by this Indenture. The foregoing provisions are intended as an inducement to the lenders under the Priority Lien Credit Agreement to continue to extend credit to the Company and certain of the Subsidiaries, and such lenders are intended third party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

Section 10.05   Collateral Trust Agreement. This Article 10 and the provisions of each Security Document are subject to the terms, conditions and benefits set forth in the Collateral Trust Agreement. The Company and each Subsidiary Guarantor consents to, and agrees to be bound by, the terms of the Collateral Trust Agreement and to perform its obligations thereunder in accordance with the terms therewith. Each Holder, by its acceptance of the Securities (a) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Collateral Trust Agreement, (b) authorizes and instructs the Collateral Trustee on behalf of the Holders and each other holder of Parity Lien Obligations to enter into the Collateral Trust Agreement as Collateral Trustee on behalf of the Holders and the other holders of Parity Lien Obligations and (c) authorizes and instructs the Trustee on behalf of the Holders to enter into the Collateral Trust Agreement as Trustee on behalf of the Holders and perform its obligations thereunder as the Parity Lien Debt Representative for the Holders.

Section 10.06   Release of Liens in Respect of Securities. The Collateral Trustee's Parity Liens upon the Collateral will no longer secure the Securities outstanding under this Indenture or any other Obligations under the Note Documents, and the right of the Holders to the benefits and proceeds of the Collateral Trustee's Parity Liens on the Collateral will terminate and be discharged:

(a)   upon satisfaction and discharge of this Indenture in accordance with Section 8.01;

(b)   upon exercise of the legal defeasance option or covenant defeasance option in accordance with Article 8;

(c)   upon payment in full in cash and discharge of all Securities outstanding under this Indenture and all other Obligations that are outstanding, due and payable under this Indenture and the other Note Documents at the time the Securities are paid in full in cash and discharged (other than contingent indemnity obligations for which no claim has been made);

(d)   as to any Collateral of the Company or a Subsidiary Guarantor that is sold, transferred or otherwise disposed of by the Company or any Subsidiary Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Subsidiary of the Company in a transaction or other circumstance that does not violate Section 4.07(a) and is otherwise permitted by all of the Note Documents, at the time of such sale, transfer or other disposition to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Trustee's Liens upon the Collateral will not be released if the sale or disposition is subject to Section 5.01;

(e)   in whole or in part, with the consent of the Holders of the requisite percentage of aggregate principal amount of Securities in accordance with Section 9.02;

(f)   with respect to the assets of any Subsidiary Guarantor, at the time that such Subsidiary Guarantor is released from its Subsidiary Guarantee in accordance with Section 11.06; or

(g)   if and to the extent required by Section 4.1(a) of the Collateral Trust Agreement or Section 4.01(a) of the Intercreditor Agreement.

Upon receipt of an Officers' Certificate and Opinion of Counsel, the Collateral Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release prepared by the Company of any Collateral permitted to be released pursuant to this Section 10.06.

Section 10.07   Insurance. The Company and the Subsidiary Guarantors shall use commercially reasonable efforts to cause within 30 calendar days after the Issue Date, or as soon as practicable thereafter using commercially reasonable efforts, the Collateral Trustee to be named (through an endorsement or amendment to the applicable policy) as additional insured on all liability insurance policies of the Company and the Subsidiary Guarantors for which the Priority Lien Agent is named as additional insured and the Collateral Trustee to be named as additional lender loss payee and, if applicable, mortgagee on all property and casualty insurance policies of the Company and the Subsidiary Guarantors for which the Priority Lien Agent is so named; provided that if at any time there ceases to be a Priority Lien Credit Agreement, the Company and the Subsidiary Guarantors shall continue to cause the Collateral Trustee to be so named as contemplated in this sentence with respect to any liability, property and casualty insurance policies that insure the Collateral. The Company and the Subsidiary Guarantors shall exercise commercially reasonable efforts to cause the insurance providers of such policies to endeavor to give 30 days' notice to the Collateral Trustee of cancellation of all such property and casualty insurance policies of the Company and the Subsidiary Guarantors (or at least 10 days' prior written notice in the case of cancellation of such issuance due to non-payment).

Section 10.08   Collateral Trustee.

(a)   The Collateral Trustee will hold (directly or through co-trustees or agents) and, subject to the terms of the Intercreditor Agreement, will be entitled to enforce all Liens on the Collateral created by the Security Documents.

(b)   Except as provided in the Collateral Trust Agreement or as directed by an Act of Parity Lien Debtholders in accordance with the Collateral Trust Agreement, the Collateral Trustee will not be obligated:

       i.   to act upon directions purported to be delivered to it by any Person;

       ii.   to foreclose upon or otherwise enforce any Lien; or

       iii.   to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

The Company will deliver to each Parity Lien Representative copies of all Security Documents delivered to the Collateral Trustee.

(c)   By accepting a Security, each Holder is deemed to authorize the Collateral Trustee to release or subordinate any Collateral that is permitted to be sold, reclassified or released or be subject to a Priority Lien pursuant to the terms of this Indenture and the Security Documents. By accepting a Security, each Holder is deemed to authorize the Collateral Trustee to execute and deliver to the Company, at the Company's sole cost and expense, any and all releases of Liens, termination statements, assignments or other documents reasonably requested by the Company in connection with any sale, reclassification or other disposition of Collateral to the extent such sale, reclassification or other disposition, and such release of Liens, is permitted by the terms of this Indenture, the Security Documents and the Intercreditor Agreement.

(d)   Neither the Trustee nor the Collateral Trustee nor any of their respective officers, directors, employees, attorneys or agents shall be responsible for (i) perfecting, maintaining, monitoring, preserving or protecting the security interest or Lien granted under the Security Documents or any agreement or instrument contemplated hereby or thereby, (ii) the filing, re-filing, recording, re-recording or continuing of any document, financing statement, Mortgage, assignment, notice, instrument of further assurance or other instrument in any public office at any time or times or (iii) providing, maintaining, monitoring or preserving insurance on or the payment of taxes with respect to the Collateral. The actions described in clauses (i) through (iii) shall be the sole responsibility of the Company and the Subsidiary Guarantors.

(e)   Neither the Trustee nor the Collateral Trustee nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for the existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness, or sufficiency of the Collateral Documents, for the creation, perfection, priority, sufficiency or protection of any Lien, including payment of any Taxes, charges or assessments upon the Collateral or otherwise as to the maintenance of the Collateral, or for any defect or deficiency as to any such matters, or, except as may be provided in the Collateral Trust Agreement, for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens or Collateral Documents or any delay in doing so. Neither the Trustee nor the Collateral Trustee nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for making any filings or recordings to perfect or maintain the perfection of the Collateral Trustee's Lien in the Collateral, including without limitation, the filing of any Uniform Commercial Code financing statements, continuation statements, Mortgages or any other filings.

(f)   In acting hereunder and under the other Note Documents, the Holders, the Company and the Subsidiary Guarantors agree that the Collateral Trustee shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Trustee hereunder as if such were provided to the Collateral Trustee.

ARTICLE 11

Subsidiary Guarantees

Section 11.01   Subsidiary Guarantees. Each Subsidiary Guarantor, jointly and severally, as primary obligor and not merely as surety, hereby irrevocably, fully and unconditionally Guarantees on a senior secured second lien basis to each Holder and to the Trustee and the Collateral Trustee and their respective successors and assigns (a) the full and punctual payment of principal of and interest on the Securities when due, whether at Stated Maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under this Indenture and the Securities and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture and the Securities (all the foregoing obligations hereinafter collectively called the "Guaranteed Obligations"). Each Subsidiary Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from such Subsidiary Guarantor, and that such Subsidiary Guarantor shall remain bound under this Article 11 notwithstanding any extension or renewal of any such Guaranteed Obligation.

Each Subsidiary Guarantor waives presentation to, demand of, payment from and protest to the Company of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Subsidiary Guarantor waives notice of any default under the Securities or the Guaranteed Obligations. The obligations of each Subsidiary Guarantor hereunder shall not be affected by (a) the failure of any Holder, the Trustee or the Collateral Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Securities, the other Note Documents or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Securities or any other agreement; (d) the release of any security held by any Holder, the Trustee or the Collateral Trustee for the Guaranteed Obligations or any of them; (e) the failure of any Holder, Trustee or the Collateral Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (f) except as provided in Section 11.06, any change in the ownership of such Subsidiary Guarantor.

Each Subsidiary Guarantor further agrees that its Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a Guarantee of collection) and waives any right to require that any resort be had by any Holder, the Trustee or the Collateral Trustee to any security held for payment of the Guaranteed Obligations.

Except as expressly set forth in Sections 8.01(b), 11.02 and 11.06, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder, the Trustee or the Collateral Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Securities or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Subsidiary Guarantor or would otherwise operate as a discharge of such Subsidiary Guarantor as a matter of law or equity.

Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any Holder, the Trustee or the Collateral Trustee upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder, the Trustee or the Collateral Trustee has at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of the Company to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each Subsidiary Guarantor shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders, the Trustee or the Collateral Trustee an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by law) and (iii) all other monetary Guaranteed Obligations of the Company to the Holders and the Trustee.

Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. Each Subsidiary Guarantor further agrees that, as between it, on the one hand, and the Holders, the Trustee and the Collateral Trustee, on the other hand, (x) the maturity of the Guaranteed Obligations Guaranteed hereby may be accelerated as provided in Article 6 for the purposes of such Subsidiary Guarantor's Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations Guaranteed hereby, and (y) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 6, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Subsidiary Guarantor for the purposes of this Section.

Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee, the Collateral Trustee or any Holder in enforcing any rights under this Section.

Section 11.02   Limitation on Liability. Any term or provision of this Indenture to the contrary notwithstanding, the maximum, aggregate amount of the obligations guaranteed hereunder by any Subsidiary Guarantor shall not exceed the maximum amount that can be hereby guaranteed without rendering this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Section 11.03   Successors and Assigns. This Article 11 shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee, the Collateral Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder, the Trustee or the Collateral Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

Section 11.04   No Waiver. Neither a failure nor a delay on the part of either the Trustee, the Collateral Trustee or the Holders in exercising any right, power or privilege under this Article 11 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee, the Collateral Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 11 at law, in equity, by statute or otherwise.

Section 11.05   Modification. No modification, amendment or waiver of any provision of this Article 11, nor the consent to any departure by any Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Subsidiary Guarantor in any case shall entitle such Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstances.

Section 11.06   Release of Subsidiary Guarantor. The Guarantee of a Subsidiary Guarantor shall be automatically and unconditionally released and discharged:

(a)   upon satisfaction and discharge of this Indenture in accordance with Section 8.01;

(b)   upon exercise of the legal defeasance option or covenant defeasance option in accordance with Article 8;

(c)   upon payment in full in cash and discharge of all Securities outstanding under this Indenture and all other Obligations that are outstanding, due and payable under this Indenture and the other Note Documents at the time the Securities are paid in full in cash and discharged (other than contingent indemnity obligations for which no claim has been made);

(d)   in connection with any sale, transfer or other disposition of (x) the Capital Stock of such Subsidiary Guarantor, after which such Subsidiary Guarantor is no longer a Restricted Subsidiary or (y) all or substantially all of the assets of such Subsidiary Guarantor, in each case, to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Subsidiary of the Company in a transaction or other circumstance that does not violate Section 4.07(a) and is otherwise permitted by all of the Note Documents, at the time of such sale, transfer or other disposition; or

(e)   upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of this Indenture.

Upon receipt of an Officers' Certificate and an Opinion of Counsel, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination or release prepared by the Company or any Subsidiary Guarantor permitted to be released pursuant to this Section 11.06.

ARTICLE 12

[Reserved]

ARTICLE 13

Miscellaneous

Section 13.01   [Reserved].

Section 13.02   Notices. Any notice or communication shall be in writing and delivered in person or mailed by first-class mail addressed as follows:

if to the Company or any Subsidiary Guarantor:

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Corporate Secretary

if to the Trustee or the Collateral Trustee:

Wilmington Trust, National Association
Global Capital Markets
15950 N. Dallas Parkway, Suite 550
Dallas, TX 75248
Attention: Denbury Resources Secured Notes Administrator

The Company, any Subsidiary Guarantor, the Trustee or the Collateral Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Securityholder shall be mailed to the Securityholder at the Securityholder's address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it. Notwithstanding any provision of this Indenture to the contrary, so long as the Securities are evidenced by Global Securities, any notice to the Securityholders shall be sufficient if given in accordance with the applicable procedures of the Depository within the time prescribed.

Any notice or communication to the Company or any Subsidiary Guarantors shall be deemed given or made as of the date so delivered if personally delivered or if delivered electronically, in pdf format; when receipt is acknowledged, if telecopied; and seven calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee). Any notice or communication to the Trustee or Collateral Trustee shall only be deemed delivered upon receipt.

Section 13.03   Communication by Holders with Other Holders. Securityholders may communicate pursuant to Section 312(b) of the TIA with other Securityholders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of Section 312(c) of the TIA.

Section 13.04   Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee or the Collateral Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee or the Collateral Trustee:

(1)   an Officers' Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)   an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 13.05   Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(1)   a statement that the individual making such certificate or opinion has read such covenant or condition;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)   a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

Any Officers' Certificate may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless any such Officer knows or in the exercise of reasonable care should have known that such Opinion of Counsel is erroneous. Any Opinion of Counsel may be based, insofar as it relates to factual matters or information with respect to which is in possession of the Company, upon an Officers' Certificate, unless such counsel knows or in the exercise of reasonable care should have known that such Officers' Certificate is erroneous.

Section 13.06   When Securities Disregarded. In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

Section 13.07   Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of Securityholders. The Registrar and the Paying Agent may make reasonable rules for their functions.

Section 13.08   Business Days. If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Holiday, and no interest shall accrue with respect to such payment for the intervening period. If a regular record date is not a Business Day, the record date shall not be affected.

Section 13.09   Governing Law. This Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 13.10   No Recourse Against Others. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.

By accepting a Security, each Securityholder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the Securities.

Section 13.11 <u>Successors</u>. All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 13.12 <u>Multiple Originals</u>. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.

Section 13.13 <u>Table of Contents; Headings</u>. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 13.14 <u>Severability</u>. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 13.15 <u>Force Majeure</u>. In no event shall the Trustee or the Collateral Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God; it being understood that the Trustee and the Collateral Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.16 <u>Waiver of Jury Trial</u>. EACH OF THE COMPANY, THE SUBSIDIARY GUARANTORS, THE TRUSTEE AND THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES, THE SUBSIDIARY GUARANTEES, THE GUARANTEE AGREEMENTS, THE OTHER NOTE DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

DENBURY RESOURCES INC.

By:	/s/ Mark C. Allen
Name:	Mark C. Allen
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

SUBSIDIARY GUARANTORS:

DENBURY AIR, LLC
DENBURY GATHERING & MARKETING, INC.
DENBURY GREEN PIPELINE - MONTANA, LLC
DENBURY GREEN PIPELINE - RILEY RIDGE, LLC
DENBURY GREEN PIPELINE - TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
DENBURY HOLDINGS, INC.
DENBURY ONSHORE, LLC
DENBURY OPERATING COMPANY
DENBURY PIPELINE HOLDINGS, LLC
DENBURY THOMPSON PIPELINE, LLC
ENCORE PARTNERS GP HOLDINGS, LLC
GREENCORE PIPELINE COMPANY LLC
PLAIN ENERGY HOLDINGS, LLC

By:	/s/ Mark C. Allen
Name:	Mark C. Allen
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

TRUSTEE:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

COLLATERAL TRUSTEE:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Collateral Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

EXHIBIT 1

FORM OF SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of [•], among [SUBSIDIARY GUARANTOR] (the "New Subsidiary Guarantor"), a subsidiary of Denbury Resources Inc. (or its successor) (the "Company"), DENBURY RESOURCES INC., a Delaware corporation, on behalf of itself and the Subsidiary Guarantors (the "Existing Subsidiary Guarantors") under the Indenture referred to below, and Wilmington Trust, National Association, as trustee under the indenture referred to below (the "Trustee") and collateral trustee under the indenture referred to below (the "Collateral Trustee").

W I T N E S S E T H :

WHEREAS the Company has heretofore executed and delivered to the Trustee an Indenture (the "Indenture") dated as of May 10, 2016, providing for the issuance of 9% Senior Secured Second Lien Notes due 2021 (the "Securities");

WHEREAS Section 4.13 of the Indenture provides that under certain circumstances the Company is required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all of the Company's obligations under the Securities pursuant to a Subsidiary Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee, the Company and Existing Subsidiary Guarantors are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Company, the Existing Subsidiary Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Securities as follows:

1. Definitions.

(a) Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(b) For all purposes of this Supplement, except as otherwise herein expressly provided or unless the context otherwise requires: (i) the terms and expressions used herein shall have the same meanings as corresponding terms and expressions used in the Indenture; and (ii) the words "herein," "hereof" and "hereby" and other words of similar import used in this Supplement refer to this Supplement as a whole and not to any particular section hereof.

2. Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally with all other Subsidiary Guarantors, to guarantee the Company's obligations under the Securities on the terms and subject to the conditions set forth in Article 11 of the Indenture and to be bound by all other applicable provisions of the Indenture. The Obligations of the New Subsidiary Guarantor will rank equally and ratably in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor.

Exhibit 1-1

3.   <u>Ratification of Indenture; Supplemental Indentures Part of Indenture</u>. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

4.   <u>Governing Law</u>. **THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

5.   <u>Trustee Makes No Representation</u>. The Trustee and Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture.

6.   <u>Counterparts</u>. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7.   <u>Effect of Headings</u>. The Section headings herein are for convenience only and shall not affect the construction thereof.

Exhibit 1-2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[NEW SUBSIDIARY GUARANTOR]

By:

    Name:

    Title:

DENBURY RESOURCES INC., on behalf of itself and the Existing Subsidiary Guarantors

By:

    Name:

    Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:

    Name:

    Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Collateral Trustee

By:

    Name:

    Title:

Exhibit 1-3

PROVISIONS RELATING TO ORIGINAL SECURITIES AND ADDITIONAL SECURITIES

     1.   Definitions.

     1.1   Definitions.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

"Definitive Security" means a certificated Security (bearing the Restricted Securities Legend if the transfer of such Security is restricted by applicable law) that does not include the Global Securities Legend.

"Depository" means The Depository Trust Company, its nominees and their respective successors.

"Global Securities Legend" means the legend set forth under that caption in the applicable Exhibit to the Indenture.

"QIB" means a "qualified institutional buyer" as defined in Rule 144A.

"Regulation S" means Regulation S under the Securities Act.

"Regulation S Securities" means all Securities offered and sold outside the United States in reliance on Regulation S.

"Restricted Global Security" means Global Securities and any other Securities, in each case, which bear or are required to bear or are subject to the Restricted Securities Legend.

"Restricted Period," with respect to any Securities, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Securities are first offered to persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee, and (b) the Issue Date, and with respect to any Additional Securities that are Transfer Restricted Securities, it means the comparable period of 40 consecutive days.

"Restricted Securities Legend" means the legend set forth in Section 2.2(f)(i) herein.

"Rule 144A" means Rule 144A under the Securities Act.

"Rule 144A Securities" means all Securities offered and sold to QIBs.

"Securities Custodian" means the custodian with respect to a Global Security (as appointed by the Depository) or any successor person thereto, who shall initially be the Trustee.

"Transfer Restricted Securities" means Definitive Securities and any other Securities, in each case, which bear or are required to bear or are subject to the Restricted Securities Legend.

"Unrestricted Definitive Security" means Definitive Securities that are not required to bear, or are not subject to, the Restricted Securities Legend.

"Unrestricted Global Security" means Global Securities that are not required to bear, or are not subject to, the Restricted Securities Legend.

    1.2   Other Definitions.

Term:	Defined in Section:
Agent Members	2.1(b)
Clearstream	2.1(b)
Euroclear	2.1(b)
Global Securities	2.1(b)
Regulation S Global Securities	2.1(b)
Regulation S Permanent Global Security	2.1(b)
Regulation S Temporary Global Security	2.1(b)
Rule 144A Global Securities	2.1(b)

    2.   The Securities.

    2.1   Form and Dating; Global Securities.

(a)   The Original Securities issued on the date hereof will be offered and sold by the Company initially only to QIBs. Such Original Securities may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S. Additional Securities offered after the date hereof may be offered and sold by the Company from time to in accordance with the requirements of the Indenture and applicable law.

(b)   Global Securities. (i) Rule 144A Securities initially shall be represented by one or more Securities in definitive, fully registered, global form without interest coupons (collectively, the "Rule 144A Global Securities").

Regulation S Securities initially shall be represented by one or more Securities in fully registered, global form without interest coupons (collectively, the "Regulation S Temporary Global Security" and, together with the Regulation S Permanent Global Security (defined below), the "Regulation S Global Securities"), which shall be registered in the name of the Depository or the nominee of the Depository for the accounts of designated agents holding on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") or Clearstream Banking, Société Anonyme ("Clearstream").

The Restricted Period shall be terminated upon the receipt by the Trustee of: (1) a written certificate from the Depository, together with copies of certificates from Euroclear and Clearstream certifying that they have received certification of non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Security (except to the extent of any beneficial owners thereof who acquired an interest therein during the Restricted Period pursuant to another exemption from registration under the Securities Act and who shall take delivery of a beneficial ownership interest in a 144A Global Security bearing a Private Placement Legend, all as contemplated by this Appendix A); and (2) an Officers' Certificate from the Company.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Security shall be exchanged for beneficial interests in a permanent Global Security (the "Regulation S Permanent Global Security") pursuant to the applicable procedures of the Depository. Simultaneously with the authentication of the Regulation S Permanent Global Security, the Trustee shall cancel the Regulation S Temporary Global Security. The aggregate principal amount of the Regulation S Temporary Global Security and the Regulation S Permanent Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Security and the Regulation S Permanent Global Security that are held by Participants through Euroclear or Clearstream.

The term "Global Securities" means the Rule 144A Global Securities and the Regulation S Global Securities. The Global Securities shall bear the Global Security Legend. The Global Securities initially shall (i) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear the Restricted Securities Legend.

Members of, or direct or indirect participants in, the Depository ("Agent Members") shall have no rights under the Indenture with respect to any Global Security held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Securities. The Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Securities for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository, or impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder.

(ii)   Transfers of Global Securities shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial owners in the Global Securities may be transferred or exchanged for Definitive Securities only in accordance with the applicable rules and procedures of the Depository and the provisions of Section 2.2. In addition, a Global Security shall be exchangeable for Definitive Securities if (x) the Depository (1) notifies the Company that it is unwilling or unable to continue as depository for such Global Security and the Company thereupon fails to appoint a successor depository within 90 days or (2) has ceased to be a clearing agency registered under the Exchange Act and the Company thereupon fails to appoint a successor depository within 90 days or (y) the Company, at its option, notifies the Trustee that it elects to cause the issuance of Definitive Securities or (z) there shall have occurred and be continuing an Event of Default with respect to such Global Security and the Depositary shall have requested such exchange; provided that in no event shall a Regulation S Temporary Global Security be exchanged by the Company for Definitive Securities prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3) (ii)(B) under the Securities Act. In all cases, Definitive Securities delivered in exchange for any Global Security or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii)   In connection with the transfer of a Global Security as an entirety to beneficial owners pursuant to subsection (ii) of this Section 2.1(b), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Definitive Securities of authorized denominations.

(iv)   Any Transfer Restricted Security delivered in exchange for an interest in a Global Security pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Securities Legend.

(v)   Notwithstanding the foregoing, through the Restricted Period, a beneficial interest in a Regulation S Temporary Global Security may be held only through Euroclear or Clearstream unless delivery is made in accordance with the applicable provisions of Section 2.2.

(vi)   The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Securities.

2.2   Transfer and Exchange.

(a)   Transfer and Exchange of Global Securities. A Global Security may not be transferred as a whole except as set forth in Section 2.1(b). Global Securities will not be exchanged by the Company for Definitive Securities except under the circumstances described in Section 2.1(b)(ii). Global Securities also may be exchanged or replaced, in whole or in part, as provided in Sections 2.06, 2.07, 2.09 and 2.10 of the Indenture. Beneficial interests in a Global Security may be transferred and exchanged as provided in Sections 2.2(b) and 2.2(c).

(b)   Transfer and Exchange of Beneficial Interests in Global Securities. The transfer and exchange of beneficial interests in the Global Securities shall be effected through the Depository, in accordance with the provisions of the Indenture and the applicable rules and procedures of the Depository. Beneficial interests in Restricted Global Securities shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Securities shall be transferred or exchanged only as provided in Section 2.1(b) or for beneficial interests in Global Securities. Transfers and exchanges of beneficial interests in the Global Securities also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)   Transfer of Beneficial Interests in the Same Global Security. Beneficial interests in any Restricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Security in accordance with the transfer restrictions set forth in the Restricted Securities Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in a Regulation S Global Security may not be made to a U.S. Person or for the account or benefit of a U.S. Person. A beneficial interest in an Unrestricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii)   All Other Transfers and Exchanges of Beneficial Interests in Global Securities. In connection with all transfers and exchanges of beneficial interests in any Global Security that is not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Security in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Securities contained in the Indenture and the Securities or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Security pursuant to Section 2.2(g).

(iii)   Transfer of Beneficial Interests to Another Restricted Global Security. A beneficial interest in a Transfer Restricted Global Security may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Transfer Restricted Global Security if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)   if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Security, then the transferor must deliver a certificate in the form attached to the applicable Security; and

(B)   if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Security, then the transferor must deliver a certificate in the form attached to the applicable Security.

(iv)   Transfer and Exchange of Beneficial Interests in a Transfer Restricted Global Security for Beneficial Interests in an Unrestricted Global Security. A beneficial interest in a Transfer Restricted Global Security may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Security or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)   if the Holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security; or

(B)   if the Holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Company or the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted

Securities Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of an written order of the Company in the form of an Officers' Certificate in accordance with Section 2.01, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v)   Transfer and Exchange of Beneficial Interests in an Unrestricted Global Security for Beneficial Interests in a Restricted Global Security. Beneficial interests in an Unrestricted Global Security cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(c)   Transfer and Exchange of Beneficial Interests in Global Securities for Definitive Securities. A beneficial interest in a Global Security may not be exchanged for a Definitive Security except under the circumstances described in Section 2.1(b)(ii). A beneficial interest in a Global Security may not be transferred to a Person who takes delivery thereof in the form of a Definitive Security except under the circumstances described in Section 2.1(b)(ii).

(d)   Transfer and Exchange of Definitive Securities for Beneficial Interests in Global Securities. Transfers and exchanges of beneficial interests in the Global Securities also shall require compliance with either subparagraph (i), (ii), (iii) or (iv) below, as applicable:

(i)   Transfer Restricted Securities to Beneficial Interests in Restricted Global Securities. If any Holder of a Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in a Restricted Global Security or to transfer such Transfer Restricted Security to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Security, then, upon receipt by the Registrar of the following documentation:

(A)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in a Restricted Global Security, a certificate from such Holder in the form attached to the applicable Security;

(B)   if such Transfer Restricted Security is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate from such Holder in the form attached to the applicable Security;

(C)   if such Transfer Restricted Security is being transferred to a non‑U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate from such Holder in the form attached to the applicable Security;

(D)   if such Transfer Restricted Security is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such Holder in the form attached to the applicable Security; or

(E)   if such Transfer Restricted Security is being transferred to the Company or a Subsidiary thereof, a certificate from such Holder in the form attached to the applicable Security;

the Trustee shall cancel the Transfer Restricted Security, and increase or cause to be increased the aggregate principal amount of the appropriate Restricted Global Security.

(ii)   Transfer Restricted Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of a Transfer Restricted Security may exchange such Transfer Restricted Definitive Security for a beneficial interest in an Unrestricted Global Security or transfer such Transfer Restricted Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security only if the Registrar receives the following:

(A)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security; or

(B)   if the Holder of such Transfer Restricted Security proposes to transfer such Transfer Restricted Security to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Company or the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Securities Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Securities and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Security. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of a written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of Transfer Restricted Securities transferred or exchanged pursuant to this subparagraph (ii).

(iii)   Unrestricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of an Unrestricted Definitive Security may exchange such Unrestricted Definitive Security for a beneficial interest in an Unrestricted Global Security or transfer such Unrestricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Security and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Securities. If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of an written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of Unrestricted Definitive Securities transferred or exchanged pursuant to this subparagraph (iii).

(iv)   Unrestricted Definitive Securities to Beneficial Interests in Restricted Global Securities.   An Unrestricted Definitive Security cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(e)   Transfer and Exchange of Definitive Securities for Definitive Securities. Upon request by a Holder of Definitive Securities and such Holder's compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Securities. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Securities duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

(i)   Transfer Restricted Securities to Transfer Restricted Securities. A Transfer Restricted Security may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Security if the Registrar receives the following:

(A)   if the transfer will be made to a QIB pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Security;

(B)   if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Security;

(C)   if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Security; and

(D)   if such transfer will be made to the Company or a Subsidiary thereof, a certificate in the form attached to the applicable Security.

(ii)   Transfer Restricted Securities to Unrestricted Definitive Securities. Any Transfer Restricted Security may be exchanged by the Holder thereof for an Unrestricted Definitive Security or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security, in each case, if the requirement of Section 2.1(b)(iii) are satisfied and if the Registrar receives the following:

(1)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for an Unrestricted Definitive Security, a certificate from such Holder in the form attached to the applicable Security; or

(2) if the Holder of such Transfer Restricted Security proposes to transfer such Securities to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Registrar or the Company so requests, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Securities Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) <u>Unrestricted Definitive Securities to Unrestricted Definitive Securities</u>. A Holder of an Unrestricted Definitive Security may transfer such Unrestricted Definitive Securities to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security at any time. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Securities pursuant to the instructions from the Holder thereof.

(iv) <u>Unrestricted Definitive Securities to Transfer Restricted Securities</u>. An Unrestricted Definitive Security cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Security.

(f) <u>Legend</u>.

(i) Except as permitted by the following paragraph (iii), each Security certificate evidencing the Global Securities and the Definitive Securities (and all Securities issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT ("RULE 144A")) OR (B) IT IS NOT A "U.S. PERSON" AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR FOR WHICH IT HAS EXCHANGED SECURITIES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE THAT IS [IN THE

CASE OF SECURITIES ISSUED TO QIBS] [ONE YEAR (OR SUCH SHORTER PERIOD AS IS PRESCRIBED BY RULE 144 UNDER THE U.S. SECURITIES ACT AS THEN IN EFFECT OR ANY SUCCESSOR RULE WITHOUT ANY VOLUME OR MANNER OF SALE RESTRICTIONS OR COMPLIANCE BY THE COMPANY WITH ANY CURRENT PUBLIC INFORMATION REQUIREMENTS THEREUNDER) AFTER THE DATE ON WHICH THE SECURITY WAS ACQUIRED FROM THE COMPANY OR ANY OF ITS AFFILIATES] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATIONS S], ONLY (A) TO THE COMPANY, THE SUBSIDIARY GUARANTORS OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO PERSONS WHO ARE NOT U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO RULE 144 OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT IN EACH OF THE FOREGOING CASES TO ANY REQUIREMENT OR LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BE AT ALL TIMES WITHIN ITS OR THEIR CONTROL AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND ANY APPLICABLE LOCAL LAWS AND REGULATIONS AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED, THAT THE COMPANY, THE TRUSTEE AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) PRIOR TO THE DATE THAT IS ONE YEAR (OR SUCH SHORTER PERIOD AS IS PRESCRIBED BY RULE 144 UNDER THE SECURITIES ACT WITHOUT ANY VOLUME OR MANNER OF SALE REQUIREMENTS OR COMPLIANCE BY US WITH ANY CURRENT PUBLIC INFORMATION REQUIREMENTS

THEREUNDER) AFTER THE DATE ON WHICH THE SECURITIES WERE ACQUIRED FROM THE COMPANY OR ANY OF ITS AFFILIATES OR PURSUANT TO CLAUSE (D) PRIOR TO AND UPON THE END OF THE APPLICABLE DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE REVERSE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE CODE) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAWS"), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE PLAN ASSETS OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS."

Each Regulation S Temporary Global Security shall bear the following additional legend:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT."

Each Global Security shall bear the following additional legends:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

"TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF."

(ii)   Each Security certificate, unless not required in the Company's reasonable determination, shall bear a legend in substantially the following form:

"SOLELY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, THIS SECURITY WILL BE TREATED AS ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID"). UPON REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO A HOLDER OF THIS SECURITY THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND ISSUE DATE OF THIS SECURITY, (2) THE AMOUNT OF OID, (3) THE YIELD TO MATURITY OF THIS SECURITY, AND (4) ANY OTHER INFORMATION REQUIRED TO BE MADE AVAILABLE BY U.S. TREASURY REGULATIONS. HOLDERS SHOULD CONTACT MARK C. ALLEN AT (972) 673-2000."

(iii)   Upon any sale or transfer of a Transfer Restricted Security that is a Definitive Security, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Security for a Definitive Security that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Security if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Original Security).

(iv)   Upon a sale or transfer after the expiration of the Restricted Period of any Original Security acquired pursuant to Regulation S, all requirements that such Original Security bear the Restricted Securities Legend shall cease to apply and the requirements requiring any such Original Security be issued in global form shall continue to apply.

(v)   Any Additional Securities sold in a registered offering shall not be required to bear the Restricted Securities Legend.

(g)   <u>Cancellation or Adjustment of Global Security</u>. At such time as all beneficial interests in a particular Global Security have been exchanged for Definitive Securities or a particular Global Security has been redeemed, repurchased or canceled in whole and not in part, each such Global Security shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of the Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Definitive Securities, the principal amount of Securities represented by such Global Security shall be reduced accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security shall be increased accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(h)   <u>Obligations with Respect to Transfers and Exchanges of Securities</u>.

(i)   To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate, Definitive Securities and Global Securities at the Registrar's request.

(ii)   No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax, assessment, or similar governmental charge payable in connection therewith (other than any such transfer tax, assessment or similar governmental charge payable upon exchanges pursuant to Sections 3.06, 4.07, 4.09 or 9.05 of the Indenture).

(iii)   Prior to the due presentation for registration of transfer of any Security, the Company, the Trustee, a Paying Agent or the Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Company, the Trustee, any Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv)   All Securities issued upon any transfer or exchange pursuant to the terms of the Indenture shall evidence the same debt and shall be entitled to the same benefits under the Indenture as the Securities surrendered upon such transfer or exchange.

(i)   <u>No Obligation of the Trustee</u>.

(i)   The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Security, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Securities or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Securities. All notices and communications to be given to the Holders and all payments to be made to the Holders under the Securities shall be given or made only to the registered Holders (which shall be the Depository or its nominee in the case of a Global Security). The rights of beneficial owners in any Global Security shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)   The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depository participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

[FORM OF FACE OF SECURITY]

[Insert Global Securities Legend, if applicable]

[Insert OID Legend, if applicable]

[Insert Restricted Securities Legend, if applicable]

[Insert Temporary Regulation S Security legend, if applicable]

[Insert Definitive Security legend, if applicable]

[FORM OF SECURITY]

CUSIP No.: [QIB: 247916AF6 / REG S: U2481AAD0]
ISIN No.: [QIB: US247916AF60 / REG S: USU2481AAD01]

No. [•] $[•]

9% Senior Secured Second Lien Notes Due 2021

Denbury Resources Inc., a Delaware corporation, promises to pay to Cede & Co., or registered assigns, the principal sum of $ [•] Dollars, as the same may be revised on the Schedule of Increases or Decreases in Global Security attached hereto, on May 15, 2021.

Interest Payment Dates: May 15 and November 15.

Record Dates: May 1 and November 1.

Exhibit A-2

Additional provisions of this Security are set forth on the other side of this Security.

Dated:

**DENBURY RESOURCES INC.**

By: _____
        Name:
        Title:

By: _____
        Name:
        Title:

TRUSTEE'S CERTIFICATION OF AUTHENTICATION

Wilmington Trust, National Association

as Trustee, certifies that this is one of the Securities referred to in the Indenture.

By: _____
        Authorized Signatory

<u>*/</u>   If the Security is to be issued in global form, add the Global Securities Legend and the attachment from <u>Exhibit A</u> captioned "TO BE ATTACHED TO GLOBAL SECURITIES - SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY."

FORM OF REVERSE SIDE OF SECURITY

9% Senior Secured Second Lien Notes Due 2021

1. Interest

Denbury Resources Inc., a Delaware corporation (such corporation, and its successors and assigns under the Indenture hereinafter referred to, being herein called the "Company"), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company shall pay interest semiannually on May 15 and November 15 of each year, commencing November 15, 2016. Interest on the Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from May 10, 2016. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Company shall pay interest on overdue principal at the rate borne by the Securities plus 1% per annum, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

2. Method of Payment

The Company shall pay interest on the Securities (except defaulted interest) to the Persons who are registered holders of Securities at the close of business on the May 1 and November 1 next preceding the interest payment date even if Securities are canceled after the record date and on or before the interest payment date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Securities represented by a Global Security (including principal, premium, if any, and interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company. The Company shall make all payments in respect of a certificated Security (including principal, premium, if any, and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on a certificated Security shall be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3. Paying Agent and Registrar

Initially, Wilmington Trust, National Association (the "Trustee"), shall act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice. The Company or any Wholly-Owned Subsidiary may act as Paying Agent, Registrar or co-registrar.

4. Indenture

The Company issued the Securities under an Indenture dated as of May 10, 2016 ("Indenture"), among the Company, the Subsidiary Guarantors and the Trustee. The terms of the Securities include those stated in the Indenture and those expressly made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date (the "Act"). Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Securities are subject to all such terms, and Securityholders are referred to the Indenture and the Act for a statement of those terms.

The Securities are general senior secured second lien obligations of the Company. The Company shall be entitled, subject to its compliance with Sections 4.03 and 4.10 of the Indenture, to issue Additional Securities pursuant to Section 2.13 of the Indenture. The Securities issued on the Issue Date and any Additional Securities shall be treated as a single class for all purposes under the Indenture. The Indenture contains covenants that limit the ability of the Company and its subsidiaries to incur or guarantee additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock; make investments; engage in transactions with affiliates; transfer or sell assets; incur liens; restrict dividends or other payments of subsidiaries; and consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries. These covenants are subject to important exceptions and qualifications.

5.   Optional Redemption

(a)   *Optional Redemption.* Except as set forth below, the Company shall not be entitled to redeem the Securities prior to December 15, 2018. On and after December 15, 2018, the Company shall be entitled at its option to redeem all or a portion of the Securities at any time or from time to time upon not less than 30 nor more than 60 days' prior notice sent by electronic transmission or by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to but not including the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date), if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2018	109.000%
2019	104.500%
2020 and thereafter	100.000%

(b)   *Optional Redemption Upon Stock Offerings.* Prior to December 15, 2018, the Company may at its option on one or more occasions redeem Securities (which include Additional Securities, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Securities (which include Additional Securities, if any) issued under the Indenture at a redemption price (expressed as a percentage of principal amount) of 109.00%, plus accrued and unpaid interest to but not including the redemption date, with the net cash proceeds from one or more Stock Offerings; provided, however, that

(1)   at least 65% of such aggregate principal amount of Securities (which include Additional Securities, if any) remains outstanding immediately after the occurrence of each such redemption (excluding Securities held, directly or indirectly, by the Company or its Affiliates); and

(2)   each such redemption occurs within 60 days after the date of consummation of the related Stock Offering.

(c)   *Make-Whole Redemption.* At any time prior to December 15, 2018, upon not less than 30 nor more than 60 days' prior notice sent by electronic transmission or by first-class mail to each Holder's registered address, the Company may redeem the Securities, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date). The Company will calculate the Applicable Premium prior to such redemption date and deliver to the Trustee an Officers' Certificate setting forth the redemption price and Applicable Premium, showing the calculation of each in reasonable detail.

(d) "Applicable Premium" means, with respect to a Security on any date of redemption, the greater of (i) 1.0% of the principal amount of such Security; and (ii) the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Security on December 15, 2018 plus (ii) all required interest payments due on such Security through December 15, 2018 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal of such Security.

(e) "Treasury Rate" means as of any date of redemption of Securities the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to December 15, 2018; provided, however, that if the period from the redemption date to December 15, 2018 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to December 15, 2018 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

6.   Notice of Redemption

Notice of redemption shall be mailed at least 30 days but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. Securities in denominations larger than $2,000 principal amount may be redeemed in part but only in whole multiples of $1,000 in excess thereof. If money sufficient to pay the redemption price of and accrued interest on all Securities (or portions thereof) to be redeemed on the redemption date is deposited with the Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such date interest ceases to accrue on such Securities (or such portions thereof) called for redemption.

7.   Put Provisions

Upon a Change of Control, any Holder shall have the right to cause the Company to repurchase all or any part of the Securities of such Holder at a purchase price equal to 101% of the principal amount of the Securities to be repurchased on the date of purchase plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) as provided in, and subject to the terms of, the Indenture.

8.   Designation of Security

The Securities and the Subsidiary Guarantees shall constitute "Senior Indebtedness," and the Company and the Subsidiary Guarantors hereby designate the Securities and the Subsidiary Guarantees as "Designated Senior Indebtedness" of the Company and the Subsidiary Guarantors, for purposes of the Existing Notes Indentures. The Securities and the Subsidiary Guarantees shall be superior in right of payment to the Existing Notes and the Guarantees thereof.

9.   Guarantees

The payment by the Company of the principal of, and premium (if any) and interest on, the Securities is fully and unconditionally guaranteed on a joint and several senior secured second lien basis by each of the Subsidiary Guarantors on the terms set forth in the Indenture.

10.   Denominations; Transfer; Exchange

The Securities are in registered form without coupons in denominations of $2,000 principal amount and whole multiples of $1,000. A Holder may transfer or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Securities selected for redemption (except, in the case of a Security to be redeemed in part, the portion of the Security not to be redeemed) or any Securities for a period of 15 days before a selection of Securities to be redeemed or 15 days before an interest payment date.

11.   Persons Deemed Owners

The registered Holder of this Security may be treated as the owner of it for all purposes.

12.   Unclaimed Money

If money for the payment of principal, premium (if any) or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another Person. After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.

13.   Discharge and Defeasance

Subject to certain conditions, the Company at any time shall be entitled to terminate some or all of its obligations under the Securities and the Indenture, including the Subsidiary Guarantees, if the Company deposits with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Securities to redemption or maturity, as the case may be.

14.   Amendment, Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Securities may be amended with the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding and (ii) any existing or past Default may be waived with the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding except (A) a Default in the principal of or interest on the Securities or (B) a Default in respect of a provision that under Section 9.02 of the Indenture cannot be amended without the consent of each Securityholder affected. Subject to certain exceptions set forth in the Indenture, without notice to or the consent of any Securityholder, the Company, the Subsidiary Guarantors, the Trustee and the Collateral Trustee may amend any of the Note Documents to cure any ambiguity, omission, defect or inconsistency, or to comply with Article 5 of the Indenture, or to provide for uncertificated Securities in addition to or in place of certificated Securities, provided, however, that the uncertificated Securities are issued in registered form for purposes of Section 163(f) of the Code, or to add guarantees or Collateral with respect to the Securities (including any Subsidiary Guarantee), or to release guarantees or Collateral with respect to the Securities (including any Subsidiary Guarantee), or with respect to the Note Documents establishing

Parity Liens, as provided in the Intercreditor Agreement or the Collateral Trust Agreement, or to provide for the issuance of Additional Securities (in accordance with the limitations of the Indenture), or to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power conferred on the Company or any Subsidiary Guarantor, or to make any change that does not adversely affect the rights of any Securityholder, or to make, complete or confirm any grant of Collateral permitted or required by the Indenture or any of the Note Documents establishing Parity Liens or to conform the text of the Indenture, the Subsidiary Guarantees or the other Note Documents (a) to any provision in the "Description of the Notes" section of the Information Memorandum to the extent that such text constitutes an unintended conflict with, or is inconsistent with, the description of the corresponding provision in the "Description of the Notes" section of the Information Memorandum or (b) as may be necessary or advisable to preserve and confirm the relative priorities of the Secured Debt Documents as such priorities are contemplated by and set forth in the Intercreditor Agreement, as described in an Officers' Certificate.

15. Defaults and Remedies

Under the Indenture, Events of Default include (i) default for 30 days in payment of interest on the Securities when due; (ii) default in payment of principal on the Securities at maturity, upon redemption pursuant to paragraph 5 of the Securities, upon declaration of acceleration or otherwise, or failure by the Company to redeem or purchase Securities when required; (iii) failure by the Company to comply with the merger covenant; (iv) failure by the Company to comply with its obligations under certain other covenants; (v) failure by the Company or any Restricted Subsidiary to comply with other agreements in the Note Documents or the Securities, in certain cases subject to notice and lapse of time; (vi) certain accelerations (including failure to pay within any grace period after final maturity) of other Indebtedness of the Company or any Significant Subsidiary (other than Non-recourse Purchase Money Indebtedness) if the amount accelerated (or so unpaid) exceeds $75.0 million; (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or a Significant Subsidiary; (viii) any judgment or decree for the payment of money in excess of $75.0 million is rendered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment or decree and is not discharged, waived or stayed within 10 days after notice; (ix) any Subsidiary Guarantee ceases or otherwise fails to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee if such default continues for a period of 10 days after notice thereof to the Company; or (x) certain Security Documents establishing the Parity Liens cease for any reason to be enforceable, or certain Parity Liens purported to be granted under any Security Document on Collateral cease to be enforceable and perfected second-priority Liens or the Company or any Subsidiary Guarantor denies or disaffirms the Security Documents establishing Parity Liens. If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Securities may declare the principal of and accrued but unpaid interest on all the Securities to be due and payable immediately. Notwithstanding the foregoing, if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Securities and, if the aggregate principal amount of the Securities outstanding on June 3, 2016 does not equal or exceed $500.0 million, to the extent permitted by law, such additional amounts as would have been due upon redemption of the Securities if the Company redeemed the Securities at its option at the time of such Event of Default pursuant to the provisions of paragraph 5 of the Securities (including the Applicable Premium, if applicable) will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Securities. A default under clauses (iv), (v), (viii) or (ix) shall not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Securities notifies the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

Securityholders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Securities unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Securityholders notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in the interest of the Holders.

16.   Trustee Dealings with the Company

Subject to certain limitations imposed by the Act, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

17.   No Recourse Against Others

A director, officer, employee, stockholder, incorporator, or member, as such, of the Company or any Subsidiary Guarantor shall not have any liability for any obligations of the Company or any Subsidiary Guarantor under the Securities, any Subsidiary Guarantee, or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

18.   Authentication

This Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Security.

19.   Abbreviations

Customary abbreviations may be used in the name of a Securityholder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

20.   CUSIP Numbers and ISINs

The Company has caused CUSIP numbers and ISINs to be printed on the Securities and has directed the Trustee to use CUSIP numbers and ISINs in notices of redemption as a convenience to Securityholders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

21.   Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company shall furnish to any Securityholder upon written request and without charge to the Securityholder a copy of the Indenture which has in it the text of this Security in larger type. Requests may be made to:

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Chief Financial Officer

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Print or type assignee's name, address and zip code)

(Insert assignee's soc. sec. or tax I.D. No.)

and irrevocably appoint _____ agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date: _____   Your Signature: _____

Sign exactly as your name appears on the other side of this Security.

Date: _____

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably accepted by the Trustee

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Chief Financial Officer

Wilmington Trust, National Association
Global Capital Markets
15950 N. Dallas Parkway, Suite 550
Dallas, TX 75248
Attention: Denbury Resources Secured Notes Administrator


CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR
REGISTRATION OF TRANSFER RESTRICTED SECURITIES


This certificate relates to $_____$ principal amount of Securities held in (check applicable space) _____book entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐   has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Security held by the Depository a Security or Securities in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Security (or the portion thereof indicated above);

☐   has requested the Trustee by written order to exchange or register the transfer of a Security or Securities.

In connection with any transfer of any of the Securities evidenced by this certificate occurring prior to the expiration of the period referred to in Rule 144(k) under the Securities Act, the undersigned confirms that such Securities are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)   ☐   to the Company or subsidiary thereof; or

(2)   ☐   to the Registrar for registration in the name of the Holder, without transfer; or

(3)   ☐   to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(4)   ☐   outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act of 1933 and such Security shall be held immediately after the transfer through Euroclear or Clearstream until the expiration of the Restricted Period (as defined in the Indenture); or


Exhibit B-9


(5)   ☐   pursuant to another available exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any Person other than the registered Holder thereof; <u>provided</u>, <u>however</u>, that if box (4) or (5) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Company or the Trustee have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date: _____   Your Signature: _____
Signature Guarantee: _____   Signature of Signature Guarantee: _____

Date: _____

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

     The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____

                                          _____
                                          NOTICE: To be executed by an executive officer

[TO BE ATTACHED TO GLOBAL SECURITIES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The initial principal amount of this Global Security is $_____. The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased by the Company pursuant to Section 4.07 or 4.09 of the Indenture, check the box:

☐

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 4.07 or 4.09 of the Indenture, state the amount in principal amount ($2,000 and any whole multiples of $1,000 in excess thereof): $_____.

Dated: _____

Your Signature: _____
Sign exactly as your name appears on the other side of this Security.)

Signature Guarantee: _____
(Signature must be guaranteed)

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the United States Securities Exchange Act of 1934, as amended.


COLLATERAL TRUST AGREEMENT

dated as of May 10, 2016

among

DENBURY RESOURCES INC.,
as the Company,

the Guarantors from time to time party hereto,

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as a Parity Lien Representative of the holders of the Notes,

the other Parity Lien Representatives from time to time party hereto

and

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Collateral Trustee


Reference is made to the Intercreditor Agreement (as defined herein). Each Person that is secured hereunder, by accepting the benefits of the security provided hereby, (i) consents (or is deemed to consent), to the subordination of Liens provided for in the Intercreditor Agreement, (ii) agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (iii) authorizes (or is deemed to authorize) the Collateral Trustee (as defined herein) on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and (iv) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person.

Notwithstanding any other provision contained herein, this Agreement, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Security Documents (as defined in the Intercreditor Agreement). In the event of any conflict or inconsistency between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS; PRINCIPLES OF CONSTRUCTION

ARTICLE 2
THE TRUST ESTATE

ARTICLE 3
OBLIGATIONS AND POWERS OF COLLATERAL TRUSTEE

ARTICLE 4
OBLIGATIONS ENFORCEABLE BY THE COMPANY AND THE OTHER GRANTORS

ARTICLE 5
IMMUNITIES OF THE COLLATERAL TRUSTEE

ARTICLE 6
RESIGNATION AND REMOVAL OF THE COLLATERAL TRUSTEE

ARTICLE 7
MISCELLANEOUS PROVISIONS

This Collateral Trust Agreement (as amended, supplemented, amended and restated or otherwise modified form time to time in accordance with **Section 7.1** hereof, this "**Agreement**") is dated as of May 10, 2016 and is by and among Denbury Resources Inc. (the "**Company**"), the Guarantors from time to time party hereto, Wilmington Trust, National Association, as a Parity Lien Representative (as defined below) of the holders of the Notes (as defined below) (the "**Trustee**"), the other Parity Lien Representatives from time to time party hereto and Wilmington Trust, National Association, as Collateral Trustee (in such capacity and together with its successors in such capacity, the "**Collateral Trustee**").

RECITALS

The Company intends to issue 9% Senior Secured Second Lien Notes due 2021 (the "**Initial Notes**") in an aggregate principal amount of $531,194,000 pursuant to an Indenture dated as of the date hereof (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "**Indenture**") among the Company, the Guarantors and the Trustee, as trustee under the Indenture and as Collateral Trustee.

The Company and the Guarantors intend to secure their Obligations under the Indenture, any future Parity Lien Debt and any other Parity Lien Obligations, with Liens on all present and future Collateral to the extent that such Liens have been provided for in the applicable Parity Lien Security Documents.

This Agreement sets forth the terms on which each Parity Lien Secured Party (other than the Collateral Trustee) has appointed the Collateral Trustee to act as the collateral trustee for the present and future holders of the Parity Lien Obligations to receive, hold, maintain, administer and distribute the Collateral at any time delivered to the Collateral Trustee or the subject of the Parity Lien Security Documents, and to enforce the Parity Lien Security Documents and all interests, rights, powers and remedies of the Collateral Trustee with respect thereto or thereunder and the proceeds thereof.

Capitalized terms used in this Agreement have the meanings assigned to them above or in Article 1 below.

AGREEMENT

In consideration of the premises and the mutual agreements herein set forth, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE 1
DEFINITIONS; PRINCIPLES OF CONSTRUCTION

Section 1.1   Defined Terms.   The following terms will have the following meanings:

"**Act of Parity Lien Debtholders**" means, as to any matter at any time, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Parity Lien Debt representing the Required Parity Lien Debtholders, accompanied by, if requested by the Collateral Trustee, reasonable security or indemnity satisfactory to the Collateral Trustee from the directing or consenting holders of Parity Lien Debt for any losses, liabilities or expenses that may be incurred by the Collateral Trustee in connection with such direction.

"**Additional Notes**" has the meaning given to the term "Additional Securities" in the Indenture as in effect on the date hereof.

"**Additional Parity Lien Debt**" has the meaning set forth in **Section 3.8(b)**.

"**Additional Parity Lien Debt Certificate**" means a notice in substantially the form of Exhibit A.

"**Additional Secured Debt Designation**" means the written agreement of the Parity Lien Representative of holders of any Series of Parity Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the benefit of (i) all holders of existing and future Priority Lien Debt, the Priority Lien Agent, each existing and future holder of Priority Liens and (ii) all holders of each existing and future Series of Parity Lien Debt, the Collateral Trustee, in each case:

(1)   that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by any Grantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee, for the benefit of all holders of Parity Lien Obligations, equally and ratably;

(2)   that such Parity Lien Representative and the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens and Parity Liens, and the order of application of proceeds from the enforcement of Priority Liens and Parity Liens; and

(3)   appointing the Collateral Trustee and consenting to the terms of the Intercreditor Agreement and the performance by the Collateral Trustee of, and directing the Collateral Trustee to perform, its obligations under this Agreement or any other Parity Lien Security Document, as applicable, and the Intercreditor Agreement, together with all such powers as are reasonably incidental thereto.

"**Affiliate**" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Agreement**" has the meaning set forth in the preamble.

"**Bankruptcy Code**" means Title 11 of the United States Code.

"**Bankruptcy Law**" means the Bankruptcy Code and any similar federal, state or foreign law providing for the relief of debtors.

"**Board of Directors**" means, (a) with respect to a corporation, the board of directors of the corporation; (b) with respect to a partnership, the Board of Directors of the general partner of the partnership; and (c) with respect to any other Person, the board or committee of such Person serving a similar function.

"**Business Day**" means any day excluding Saturday, Sunday and any other day on which banking institutions in New York City or Dallas, Texas are authorized or required by law to remain closed.

"**Capital Stock**" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (however designated) in equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"**Collateral**" means all properties and assets of the Company and the Guarantors now owned or at any time hereafter acquired in which Liens have been granted, or purported to be granted, to the Collateral Trustee to secure, but only to the extent securing, any or all of the Parity Lien Obligations and excluding any such properties or assets released from all such Liens in accordance with the provisions of this Agreement.

"**Collateral Trustee**" has the meaning set forth in the preamble.

"**Collateral Trust Joinder**" means (i) with respect to the provisions of this Agreement relating to any Additional Parity Lien Debt, an agreement substantially in the form of **Exhibit B**, and (ii) with respect to the provisions of this Agreement relating to the addition of additional Grantors, an agreement substantially in the form of **Exhibit C**.

"**Company**" has the meaning set forth in the preamble.

"**Credit Agreement**" means the "Priority Lien Credit Agreement" as defined in the Intercreditor Agreement.

"**Credit Agreement Agent**" means, at any time, the Person serving at such time as the "Agent" or "Administrative Agent" under the Credit Agreement or any other representative then most recently designated in accordance with the applicable provisions of the Credit Agreement, together with its successors in such capacity.

"**Governmental Authority**" means the government of the United States or any other nation, or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"**Grantor**" means the Company and each Guarantor, including any Mortgagors.

"**Guarantee**" means, individually and collectively, the guarantees given by the Guarantors pursuant to the applicable Parity Lien Documents.

"**Guarantors**" means the Subsidiaries of the Company that have given Guarantees with respect to any Parity Lien Obligations, and their respective successors and assigns, in each case until their respective Guarantees of all Parity Lien Obligations are released in accordance with the terms of the applicable Parity Lien Documents.

"**Impairment**" has the meaning set forth in **Section 2.2**.

"**Indebtedness**" has the meaning assigned to such term in the Indenture as in effect on the date hereof, and any component definition used therein has the meaning set forth in the Indenture as in effect on the date hereof.

"**Indemnified Liabilities**" means any and all fees, liabilities (including all environmental liabilities), obligations, losses, damages, penalties, actions, judgments, suits, costs, taxes, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, performance, administration or enforcement of this Agreement or any of the other Parity Lien Security Documents, including any of the foregoing relating to the use of proceeds of any Parity Lien Debt or the violation of, noncompliance with or liability under, any law (including environmental laws) applicable to or enforceable against the Company, any Subsidiary of the Company or any Guarantor or any of the Collateral and all reasonable costs and expenses (including reasonable fees and expenses of legal counsel selected by the Indemnitee) incurred by any Indemnitee in connection with any claim, action, investigation or proceeding in any respect relating to any of the foregoing, whether or not suit is brought.

"**Indemnitee**" has the meaning set forth in **Section 7.9(a)**.

"**Indenture**" has the meaning set forth in the recitals.

"**Initial Notes**" has the meaning set forth in the recitals.

"**Insolvency or Liquidation Proceeding**" means:

(1)   any case commenced by or against the Company or any other Grantor under the Bankruptcy Code or any other Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any other Grantor, any receivership or assignment for the benefit of creditors relating to the Company or any other Grantor or any similar case or proceeding relative to the Company or any other Grantor or its creditors, as such, in each case whether or not voluntary;

(2)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)   any other proceeding of any type or nature (including any composition agreement) in which substantially all claims of creditors of the Company or any other Grantor are determined and any payment or distribution is or may be made on account of such claims.

"**Intercreditor Agreement**" means that certain Intercreditor Agreement, dated as of the date hereof, among the Company, the other Grantors, the Collateral Trustee, on behalf of itself and the holders of the Notes and any other Parity Lien Obligations, the Priority Lien Agent, and the other parties from time to time party thereto, as the same may be amended, restated, supplemented or otherwise modified or replaced from time to time.

"**Intervening Creditor**" has the meaning set forth in **Section 2.2**.

"**Intervening Lien**" has the meaning set forth in **Section 2.2**.

"**Junior Lien**" has the meaning assigned to the term "Third Lien" in the Intercreditor Agreement.

"**Junior Lien Debt**" has the meaning assigned to the term "Third Lien Debt" in the Intercreditor Agreement.

"**Junior Lien Documents**" has the meaning assigned to the term "Third Lien Documents" in the Intercreditor Agreement.

"**Lien**" means any interest in property securing an obligation owed to, or a claim by, a Person other than the owner of the property, whether such interest is based on common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to (a) the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes or (b) production payments and the like payable out of Oil and Gas Properties, as such term is defined in the Intercreditor Agreement; provided that in no event shall an operating lease be deemed to be a Lien. The term "Lien" shall include easements, restrictions, servitudes, permits, conditions, covenants, exceptions or reservations.

"**Mortgage**" means all mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral constituting Oil and Gas Properties and other related assets in favor of the Collateral Trustee, for the benefit of any of the Parity Lien Secured Parties, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and **Section 7.1**.

"**Mortgaged Property**" has the meaning set forth in **Section 3.8(d)(1).**

"**Mortgagor**" means the Company or any Guarantor, in each case executing and delivering a Mortgage.

"**Notes**" means, collectively, the Initial Notes and the Additional Notes for which the requirements set forth in **Section 3.8** of this Agreement have been satisfied.

"**Note Documents**" means the Indenture, the Notes, the Guarantees thereof, the Intercreditor Agreement and the Notes Security Documents.

"**Notes Security Documents**" means this Agreement, each Collateral Trust Joinder and all security agreements, pledge agreements, collateral assignments, Mortgages, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Parity Lien upon Collateral in favor of the Collateral Trustee for the benefit of itself, the Trustee and the holders of the Notes, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and **Section 7.1**.

"**Obligations**" means any principal (including reimbursement obligations and obligations to provide cash collateral with respect to letters of credit whether or not drawn), interest, premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Debt (as such term is defined in the Intercreditor Agreement). Notwithstanding any other provision hereof, the term "Obligations" will include accrued interest, fees, costs and other charges incurred under such documentation, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding.

"**Officers' Certificate**" means a certificate with respect to compliance with a condition or covenant provided for in this Agreement, signed on behalf of the Company by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, including:

(a) a statement that each Person making such certificate has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate are based;

(c) a statement that, in the opinion of each such Person, he or she has made such examination or investigation as is reasonably necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d) a statement as to whether or not, in the opinion of each such Person, such condition or covenant has been satisfied.

"**Opinion of Counsel**" means a written opinion from legal counsel (provided, that such legal counsel may be an employee of, or counsel to, the Company who is reasonably satisfactory to the Collateral Trustee).

"**Parity Lien**" means a Lien granted by any Grantor in favor of the Collateral Trustee pursuant to a Parity Lien Security Document, at any time, upon any property of such Grantor to secure the Parity Lien Obligations.

"**Parity Lien Debt**" means:

(1) the Initial Notes and Guarantees thereof; and

(2) all additional Indebtedness (other than intercompany Indebtedness owing to any Grantor) of the Company or any Guarantor (including Additional Notes and Guarantees thereof), in each case that was permitted to be incurred and secured in accordance with the Secured Debt

Documents equally and ratably with the Notes by a Parity Lien; *provided* that in the case of any Indebtedness referred to in this **clause (2)**, that:

(a)   other than in the case of Additional Notes, on or before the date on which such Indebtedness is incurred by the Company or any Guarantor, such Indebtedness is designated by the Company in an Additional Parity Lien Debt Certificate executed and delivered in accordance with **Section 3.8(b)** as "Parity Lien Debt" for the purposes of the Indenture and this Agreement; *provided further* that if such Series of Secured Debt is designated as "Parity Lien Debt," it cannot also be designated as Priority Lien Debt or Junior Lien Debt (or any combination of the three);

(b)   such Indebtedness is governed by an indenture, credit agreement or other agreement that includes an Additional Secured Debt Designation and, in each case, the Parity Lien Representative of such Parity Lien Debt (other than Additional Notes) shall have executed a joinder to the Intercreditor Agreement in the form provided therein; and

(c)   all other requirements set forth in **Section 3.8** have been complied with;

provided, further that in the case of any Additional Notes, on or before the date on which Indebtedness in respect of Additional Notes is incurred, the Company will deliver to the Collateral Trustee an Officers' Certificate stating that such Indebtedness is permitted by each applicable Parity Lien Document to be incurred and secured with a Parity Lien equally and ratably with all previously existing and future Parity Lien Debt.

"**Parity Lien Debt Default**" means any "Event of Default" as defined in the Indenture, or any similar event or condition set forth in any other Parity Lien Document that causes, or permits holders of the applicable Series of Parity Lien Debt outstanding thereunder (with or without the giving of notice or lapse of time, or both, and whether or not notice has been given or time has lapsed) to cause, the Parity Lien Debt outstanding thereunder to become immediately due and payable.

"**Parity Lien Documents**" means, collectively, the Note Documents (excluding the Intercreditor Agreement) and any additional indenture, supplemental indenture, credit agreement or other agreement governing each other Series of Parity Lien Debt and the Parity Lien Security Documents.

"**Parity Lien Obligations**" means Parity Lien Debt and all other Obligations in respect thereof. Notwithstanding any other provision hereof, the term "Parity Lien Obligations" will include accrued interest, fees, costs, and other charges incurred under the Parity Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding. To the extent that any payment with respect to the Parity Lien Obligations (whether by or on behalf of the Company or any other Grantor, as proceeds of security, enforcement of any right of set-off, or otherwise) is declared to be fraudulent or preferential in any respect, set aside, or required to be paid to a debtor in possession, trustee, receiver, or similar Person, then the Obligation or part thereof originally intended to be satisfied will be deemed to be reinstated and outstanding as if such payment had not occurred.

"**Parity Lien Representative**" means:

(1)   in the case of the Notes, the Trustee; or

(2)   in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who (A) is appointed to act for the holders of such Series of Parity Lien Debt (for purposes related to the administration of the Parity Lien Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (B) has become a party to this Agreement by executing a Collateral Trust Joinder.

"**Parity Lien Secured Parties**" means (a) each Parity Lien Representative, and (b) the holders of Parity Lien Debt.

"**Parity Lien Security Documents**" means this Agreement, each Collateral Trust Joinder, the Indenture (insofar as the same grants a Lien on the Collateral), any additional indenture, supplemental indenture, credit agreement or other agreement governing each other Series of Parity Lien Debt (in each case, insofar as the same grants a Lien on the Collateral), the Notes Security Documents, and all other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Trustee, for the benefit of any of the Parity Lien Secured Parties, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and **Section 7.1**.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"**Preferred Stock**", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"**Priority Lien**" has the meaning assigned to such term in the Intercreditor Agreement.

"**Priority Lien Agent**" means the Credit Agreement Agent, and, from and after the date of execution and delivery of a Priority Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or holders of the Indebtedness and other Obligations evidenced thereunder or governed thereby, in each case, together with its successors in such capacity.

"**Priority Lien Debt**" has the meaning assigned to such term in the Intercreditor Agreement.

"**Priority Lien Documents**" has the meaning assigned to such term in the Intercreditor Agreement.

"**Priority Lien Obligations**" has the meaning assigned to such term in the Intercreditor Agreement.

"**Reaffirmation Agreement**" means an agreement reaffirming the security interests granted to the Collateral Trustee in substantially the form attached as Exhibit 1 to **Exhibit A** of this Agreement.

"**Required Parity Lien Debtholders**" means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding and including a majority in principal amount of the Notes then outstanding, calculated in accordance with the provisions of **Section 7.2**. For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Company or any Subsidiary of the Company will be deemed not to be outstanding.

"**Secured Debt Documents**" means the Priority Lien Documents, the Parity Lien Documents and the Junior Lien Documents.

"**Series of Parity Lien Debt**" means, severally, the Notes and each other issue or series of Parity Lien Debt for which a single transfer register is maintained.

"**Subsidiary**" means in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person.

"**Trustee**" has the meaning set forth in the recitals.

"**Trust Estate**" has the meaning set forth in **Section 2.1**.

"**UCC**" means the Uniform Commercial Code as in effect from time to time in the State of New York or any other applicable jurisdiction.

"**Voting Stock**" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Section 1.2   Rules of Interpretation.

(a)   All capitalized terms used in this Agreement and not otherwise defined herein have the meanings assigned to them in the Indenture.

(b)   Unless otherwise indicated, any reference to any agreement or instrument will be deemed to include a reference to that agreement or instrument as assigned, amended, supplemented, amended and restated, or otherwise modified and in effect from time to time or replaced in accordance with the terms of this Agreement.

(c)   The use in this Agreement or any of the other Parity Lien Security Documents of the word "include" or "including," when following any general statement, term or matter, will not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non‑limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but will be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The word "will" shall be construed to have the same meaning and effect as the word "shall."

(d)   References to "Sections," "clauses," "recitals" and the "preamble" will be to Sections, clauses, recitals and the preamble, respectively, of this Agreement unless otherwise specifically provided. References to "Articles" will be to Articles of this Agreement unless otherwise specifically provided. References to "Exhibits" will be to Exhibits to this Agreement unless otherwise specifically provided.

(e)   Notwithstanding anything to the contrary in this Agreement, any references contained herein to any section, clause, paragraph, definition or other provision of the Indenture (including any definition contained therein) shall be deemed to be a reference to such section, clause, paragraph, definition or other provision of the Indenture as in effect on the date of this Agreement; *provided* that any reference to any such section, clause, paragraph or other provision shall refer to such section, clause, paragraph or other provision of the Indenture (including any definition contained therein) as amended or modified from time to time if such amendment or modification has been made in accordance with the Indenture. Unless otherwise set forth herein, references to principal amount shall include, without duplication, any reimbursement obligations with respect to a letter of credit and the face amount of any outstanding letter of credit (whether or not such amount is, at the time of determination, drawn or available to be drawn).

This Agreement and the other Parity Lien Security Documents will be construed without regard to the identity of the party who drafted it and as though the parties participated equally in drafting it. Consequently, each of the parties acknowledges and agrees that any rule of construction that a document is to be construed against the drafting party will not be applicable either to this Agreement or the other Parity Lien Security Documents.

ARTICLE 2
THE TRUST ESTATE

Section 2.1   Declaration of Trust.

To secure the payment of the Parity Lien Obligations and in consideration of the premises and the mutual agreements set forth herein, each of the Grantors hereby confirms the grant of Liens in favor of the Collateral Trustee, and the Collateral Trustee hereby accepts and agrees to hold, in trust under this Agreement for the benefit of all current and future Parity Lien Secured Parties, all of such Grantor's right, title and interest in, to and under all Collateral and all Liens now or hereafter granted to the Collateral Trustee by each Grantor under any Parity Lien Security Document for the benefit of the Parity Lien Secured Parties, together with all of the Collateral Trustee's right, title and interest in, to and under the Parity Lien Security Documents, and all interests, rights, powers and remedies of the Collateral Trustee thereunder or in respect thereof and all cash and non-cash proceeds thereof (collectively, the "**Trust Estate**").

The Collateral Trustee and its successors and assigns under this Agreement will hold the Trust Estate in trust for the benefit solely and exclusively of all current and future Parity Lien Secured Parties as security for the payment of all present and future Parity Lien Obligations.

Notwithstanding the foregoing, if at any time all of the following conditions have been satisfied:

> (1)   all Liens securing the Parity Lien Obligations have been released as provided in **Section 4.1**;

> (2)   the Collateral Trustee holds no other property in trust as part of the Trust Estate;

> (3)   no monetary obligation (other than indemnification and other contingent obligations not then due and payable and letters of credit that have been cash collateralized at the lesser of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Documents) is outstanding and payable under this Agreement to the Collateral Trustee or any of its co-trustees or agents (whether in an individual or representative capacity); and

> (4)   the Company delivers to the Collateral Trustee an Officers' Certificate stating that all Parity Liens of the Collateral Trustee have been released in compliance with all applicable provisions of the Parity Lien Documents and that the Grantors are not required by any Parity Lien Document to grant any Parity Lien upon any property,

then the Trust Estate arising hereunder will terminate, except that all provisions set forth in **Sections 7.8** and **7.9** that are enforceable by the Collateral Trustee or any of its co-trustees or agents (whether in an individual or representative capacity) will remain enforceable in accordance with their terms.

The parties to this Agreement further declare and covenant that the Trust Estate will be held and distributed by the Collateral Trustee subject to the further agreements herein.

Section 2.2   Relative Priority of Parity Lien Obligations.

(a)   The parties to this Agreement agree that, except as provided in **Section 2.2(b),** the payment and satisfaction of all of the Parity Lien Obligations will be secured equally and ratably by the Parity Liens established in favor of the Collateral Trustee for the benefit of the Parity Lien Secured Parties, notwithstanding the time of incurrence of any Parity Lien Obligations or time or method of creation or perfection of any Parity Liens securing such Parity Lien Obligations.

(b)   Notwithstanding the foregoing provision of this **Section 2.2**, it is the intention of the parties hereto that the Parity Lien Secured Parties of each Series of Parity Lien Debt (and not the Parity Lien Secured Parties of any other Series of Parity Lien Debt) bear their own risk of (i) any determination by a court of competent jurisdiction that (1) any Parity Lien Obligations of such Series of Parity Lien Debt are unenforceable under applicable law or are subordinated to any other obligations, (2) any Parity Lien Obligations of such Series of Parity Lien Debt do not have a valid and perfected Lien on any of the Collateral securing any Parity Lien Obligations of any other Series of Parity Lien Debt and/or (3) any Person (other than any Parity Lien Secured Party) has a Lien on any Collateral that is senior in priority to the Lien on such Collateral securing Parity Lien Obligations of such Series of Parity Lien Debt, but junior to the Lien on such Collateral securing any Parity Lien Obligations of any other Series of Parity Lien Debt (any such Lien being referred to as an "Intervening Lien", and any such Person being referred to as an "Intervening Creditor"), or (ii) the existence of any Collateral securing Parity Lien Obligations of any other Series of Parity Lien Debt that does not constitute Collateral with respect to Parity Lien Obligations of such Series of Parity Lien Debt (any condition referred to in clause (i) or (ii) with respect to Parity Lien Obligations of such Series of Parity Lien Debt being referred to as an "Impairment" of such Series of Parity Lien Debt). In the event an Impairment exists with respect to Parity Lien Obligations of any Series of Parity Lien Debt, the results of such Impairment shall be borne solely by the Parity Lien Secured Parties of such Series of Parity Lien Debt, and the rights of the Parity Lien Secured Parties of such Series of Parity Lien Debt (including the right to receive distributions pursuant to Section 3.4) set forth herein shall be modified to the extent necessary so that the results of such Impairment are borne solely by the Parity Lien Secured Parties of such Series of Parity Lien Debt. In furtherance of the foregoing, in the event Parity Lien Obligations of any Series of Parity Lien Debt shall be subject to an Impairment in the form of an Intervening Lien of any Intervening Creditor, the value of any Collateral or proceeds thereof that are allocated to such Intervening Creditor shall be deducted solely from the Collateral or proceeds thereof to be distributed in respect of Parity Lien Obligations of such Series of Parity Lien Debt.

Section 2.3   Similar Collateral and Agreements. The parties to this Agreement agree that it is their intention that the Parity Liens be identical. In furtherance of the foregoing, the parties hereto agree that the Parity Lien Security Documents creating Liens upon Collateral securing any Parity Lien Obligation shall be in all material respects the same forms of documents (or the same documents) as the respective Notes Security Documents creating Liens on the Collateral.

ARTICLE 3
OBLIGATIONS AND POWERS OF COLLATERAL TRUSTEE

Section 3.1   Appointment and Undertaking of the Collateral Trustee

(a)   Each Parity Lien Secured Party (other than the Collateral Trustee) acting through its respective Parity Lien Representative hereby appoints the Collateral Trustee to serve as collateral trustee hereunder on the terms and conditions set forth herein. Subject to, and in accordance with, this Agreement, the Collateral Trustee will, as collateral trustee, for the benefit solely and exclusively of the present and future Parity Lien Secured Parties:

(1)   accept, enter into, hold, maintain, administer and enforce all Parity Lien Security Documents, including all Collateral subject thereto, and all Liens created thereunder, perform its obligations hereunder and under the Parity Lien Security Documents and protect, exercise and enforce the interests, rights, powers and remedies granted or available to it under, pursuant to or in connection with the Parity Lien Security Documents;

(2)   take all lawful and commercially reasonable actions permitted under the Parity Lien Security Documents that it may deem necessary or advisable to protect or preserve its interest in the Collateral subject thereto and such interests, rights, powers and remedies;

(3)   deliver and receive notices pursuant to this Agreement, the Intercreditor Agreement, and the Parity Lien Security Documents;

(4)   sell, assign, collect, assemble, foreclose on, institute legal proceedings with respect to, or otherwise exercise or enforce the rights and remedies of a secured party (including a mortgagee and trust deed beneficiary) with respect to the Collateral under the Parity Lien Security Documents and its other interests, rights, powers and remedies;

(5)   remit as provided in **Section 3.4** all cash proceeds received by the Collateral Trustee from the collection, foreclosure or enforcement of its interest in the Collateral under the Parity Lien Security Documents or any of its other interests, rights, powers or remedies;

(6)   execute and deliver (i) amendments or supplements to the Parity Lien Security Documents as from time to time authorized pursuant to **Section 7.1** accompanied by an Officers' Certificate to the effect that such amendment or supplement was permitted under **Section 7.1** and (ii) acknowledgements of each Collateral Trust Joinders delivered pursuant to Section 3.8 or 7.18 hereof, accompanied by an Officers' Certificate to the effect that such joinder is permitted under this Agreement and any other applicable Parity Lien Document;

(7)   release or subordinate any Lien granted to it by any Parity Lien Security Document upon any Collateral if and as required by **Section 3.2**; and

(8)   enter into and perform its obligations protect, exercise and enforce its interest, rights, powers and remedies under the Intercreditor Agreement.

(b)   Each party to this Agreement acknowledges and consents to the undertaking of the Collateral Trustee set forth in **Section 3.1(a)** and agrees to each of the other provisions of this Agreement applicable to the Collateral Trustee.

(c)   Notwithstanding anything to the contrary contained in this Agreement (including Section 3.3 below), the Collateral Trustee will not commence any exercise of remedies or any foreclosure actions or otherwise take any action or proceeding against any of the Collateral (other than actions as necessary to prove, protect or preserve the Liens securing the Parity Lien Obligations to the extent permitted pursuant to the Intercreditor Agreement) unless and until it shall have been directed by written notice of an Act of Parity Lien Debtholders and then only in accordance with the provisions of this Agreement and the Intercreditor Agreement.

(d)   Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any of its Affiliates may serve as Collateral Trustee.

Section 3.2   Release or Subordination of Liens. The Collateral Trustee will not release or subordinate any Lien of the Collateral Trustee or consent to the release or subordination of any Lien of the Collateral Trustee, except:

(a)   as directed by an Act of Parity Lien Debtholders accompanied by an Officers' Certificate to the effect that the release or subordination was permitted by each applicable Parity Lien Document and otherwise satisfying the requirements of **Section 4.1(b)(1)** and **4.1(b)(2)**;

(b)   as required by **Article 4**;

(c)   to release or subordinate Liens on Collateral to the extent permitted by each applicable Parity Lien Document; *provided* that the Collateral Trustee receives an Officers' Certificate and, with respect to releasing Liens, an Opinion of Counsel confirming the foregoing;

(d)   as ordered pursuant to applicable law under a final and nonappealable order or judgment of a court of competent jurisdiction; or

(e)   for the subordination of the Trust Estate and the Parity Liens to the extent required by the Intercreditor Agreement; *provided* that the Collateral Trustee receives an Officers' Certificate confirming the foregoing.

Section 3.3   Enforcement of Liens. If the Collateral Trustee at any time receives written notice from a Parity Lien Representative stating that any event has occurred that constitutes a default under any Parity Lien Document entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens under the Parity Lien Security Documents, the Collateral Trustee will promptly deliver written notice thereof to each other Parity Lien Representative. Thereafter, the Collateral Trustee may await direction by an Act of Parity Lien Debtholders and, subject to the terms of the Intercreditor Agreement, will act, or decline to act, as directed by an Act of Parity Lien Debtholders, in the exercise and enforcement of the

Collateral Trustee's interests, rights, powers and remedies in respect of the Collateral or under the Parity Lien Security Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Parity Lien Debtholders. Unless it has been directed to the contrary by an Act of Parity Lien Debtholders, the Collateral Trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Parity Lien Document as it may deem advisable and in the interest of the holders of Parity Lien Obligations, all in the Collateral Trustee's sole discretion (but subject to the terms of the Intercreditor Agreement).

Section 3.4   Application of Proceeds. (a) Subject to the terms of the Intercreditor Agreement, the Collateral Trustee will apply the proceeds of any collection, sale, foreclosure or other realization upon, or exercise of any right or remedy with respect to, any Collateral, and any condemnation proceeds with respect to the Collateral, in the following order of application:

FIRST, to the payment of all amounts payable under this Agreement on account of the Collateral Trustee's fees and any reasonable legal fees, costs, expenses or other liabilities of any kind incurred by the Collateral Trustee or any co-trustee or agent of the Collateral Trustee in connection with any Parity Lien Document (including, but not limited to, indemnification obligations);

SECOND, to the respective Parity Lien Representatives equally and ratably (except as provided in Section 2.2(b)) for application to the payment of all outstanding Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including, to the extent legally permitted, all interest, fees and expenses accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest, fees or expenses is not enforceable, allowable or allowed as a claim in such proceeding but excluding contingent indemnity obligations for which no claim has been made), and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit, if any, constituting Parity Lien Debt);

THIRD, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid as required under Section 6.01 of the Intercreditor Agreement or otherwise, to the applicable Grantor, and as directed in writing by the Company, its successors or assigns, or as a court of competent jurisdiction may direct.

(b)   This **Section 3.4** is intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the Collateral Trustee as holder of Parity Liens. The

Parity Lien Representative of each future Series of Parity Lien Debt will be required to deliver to the Collateral Trustee a Collateral Trust Joinder as provided in **Section 3.8** at the time of incurrence of such Series of Parity Lien Debt (it being understood that the Trustee shall be the Parity Lien Representative of the holders of the Initial Notes and any Additional Notes, and no Collateral Trustee Joinder shall be required to be delivered in connection with an issuance of Additional Notes).

(c)   In connection with the application of proceeds pursuant to **Section 3.4(a)**, except as otherwise directed by an Act of Parity Lien Debtholders, the Collateral Trustee may (but shall not be obligated to) sell any non-cash proceeds for cash prior to the application of the proceeds thereof.

(d)   In making the determinations and allocations in accordance with **Section 3.4(a)**, the Collateral Trustee may conclusively rely upon information supplied by the relevant Parity Lien Representative as to the amounts of unpaid principal and interest and other amounts outstanding with respect to its respective Parity Lien Debt and any other Parity Lien Obligations; and if such Parity Lien Representative does not provide such information to the Collateral Trustee, then the Collateral Trustee may conclusively rely upon such information provided by the Company.

Section 3.5   Powers of the Collateral Trustee.

(a)   The Collateral Trustee is irrevocably authorized and empowered to enter into and perform its obligations and protect, perfect, exercise and enforce its interest, rights, powers and remedies under the Parity Lien Security Documents, the Intercreditor Agreement and applicable law and in equity and to act as set forth in this Article 3 or, subject to the other provisions of this Agreement, as requested in any lawful written directions given to it from time to time in respect of any matter by an Act of Parity Lien Debtholders.

(b)   No Parity Lien Representative or holder of Parity Lien Obligations (other than, subject to Section 5.5, the Collateral Trustee) will have any liability whatsoever for any act or omission of the Collateral Trustee (subject to Section 5.10), and the Collateral Trustee will have no liability whatsoever for any act or omission of any Parity Lien Representative or any holder of Parity Lien Obligations.

Section 3.6   Documents and Communications. The Collateral Trustee will permit each Parity Lien Representative and each holder of Parity Lien Obligations upon reasonable prior written notice and at reasonable times during business hours from time to time to inspect and copy, at the cost and expense of the party requesting such copies, any and all Parity Lien Security Documents and other documents, notices, certificates, instructions or communications received by the Collateral Trustee in its capacity as such.

Section 3.7   For Sole and Exclusive Benefit of Holders of Parity Lien Obligations. The Collateral Trustee will accept, hold, administer and enforce all Liens on the Collateral at any time transferred or delivered to it and all other interests, rights, powers and remedies at any time granted to or enforceable by the Collateral Trustee and all other property of the Trust Estate solely and exclusively for the benefit of the present and future holders of present and future

Parity Lien Obligations, and will distribute all proceeds received by it in realization thereon or from enforcement thereof solely and exclusively pursuant to the provisions of **Section 3.4**.

Section 3.8   Additional Parity Lien Debt.

(a)   The Collateral Trustee will, as trustee hereunder, perform its undertakings set forth in **Section 3.1(a)** with respect to any Parity Lien Obligations constituting Additional Notes or a Series of Parity Lien Debt that is issued or incurred after the date hereof; *provided* that:

(1)   such Parity Lien Obligations are identified as Parity Lien Debt in accordance with the procedures set forth in **Section 3.8(b)**; and

(2)   except in the case of Additional Notes, the designated Parity Lien Representative identified pursuant to **Section 3.8(b)** signs a Collateral Trust Joinder and delivers the same to the Collateral Trustee.

(b)   The Company will be permitted to designate as an additional holder of Parity Lien Debt hereunder each Person who is, or who becomes, the registered holder of Parity Lien Debt incurred by the Company or any Guarantor after the date of this Agreement in accordance with the terms of all applicable Parity Lien Documents, Priority Lien Documents and Junior Lien Documents. The Company may only effect such designation by delivering to the Collateral Trustee an Additional Parity Lien Debt Certificate that:

(1)   states that the Company or other applicable Grantor intends to incur additional Parity Lien Debt ("**Additional Parity Lien Debt**") that is permitted by the Credit Agreement and each applicable Parity Lien Document to be secured with a Parity Lien equally and ratably with all previously existing and future Parity Lien Debt;

(2)   except in the case of Additional Notes, specifies the name, address and contact information of the Parity Lien Representative for such series of Additional Parity Lien Debt for purposes of **Section 7.6**;

(3)   attaches as Exhibit 1 to such Additional Parity Lien Debt Certificate a Reaffirmation Agreement in substantially the form attached as Exhibit 1 to **Exhibit A** of this Agreement, which Reaffirmation Agreement has been duly executed by the Company and each Guarantor; and

(4)   states that the Company has caused a copy of the Additional Parity Lien Debt Certificate and, except in the case of Additional Notes, the related Collateral Trust Joinder to be delivered to each then existing Parity Lien Representative.

Although the Company shall be required to deliver a copy of each Additional Parity Lien Debt Certificate and each Collateral Trust Joinder to each then existing Parity Lien Representative, the failure to so deliver a copy of the Additional Parity Lien Debt Certificate and/or Collateral Trust Joinder to any then existing Parity Lien Representative shall not affect the status of such debt as Additional Parity Lien Debt if the other requirements of this **Section 3.8** are complied with. Each of the Collateral Trustee and the then existing Parity Lien Representatives shall have the right to request that the Company provide a legal opinion or opinions of counsel (subject to customary assumptions and qualifications) as to the Additional Parity Lien Debt being secured by a valid and perfected security interest in the Collateral; *provided* that (i) such legal opinion or opinions need not address any collateral of a type not previously covered by any legal opinion delivered by or on behalf of the Company and (ii) nothing shall preclude such legal opinion or opinions from being delivered on a post-closing basis after the incurrence of such Additional Parity Lien Debt if permitted by the Parity Lien Representative for such Additional Parity Lien Debt. Notwithstanding the foregoing, nothing in this Agreement will be construed to allow the Company or any Guarantor to incur additional Indebtedness (including Additional Notes) unless otherwise permitted by the terms of all applicable Parity Lien Documents, Priority Lien Documents and Junior Lien Documents.

(c)   With respect to any Parity Lien Obligations constituting Additional Notes or a Series of Parity Lien Debt that is issued or incurred after the date hereof, the Company and each of the Guarantors agrees to take such actions (if any) as may from time to time reasonably be requested by the Collateral Trustee, any Parity Lien Representative or any Act of Parity Lien Debtholders, and enter into such technical amendments, modifications and/or supplements to the then existing Guarantees and Parity Lien Security Documents (or execute and deliver such additional Parity Lien Security Documents) as may from time to time be reasonably requested by such Persons (including as contemplated by **Section 3.8(d)** below), to ensure that the Additional Notes or the other Additional Parity Lien Debt, as applicable, are secured by, and entitled to the benefits of, the Parity Lien Security Documents, and each Parity Lien Secured Party (by its acceptance of the benefits hereof) hereby agrees to, and authorizes the Collateral Trustee to enter into, any such technical amendments, modifications and/or supplements (and additional Parity Lien Security Documents). The Company and the Guarantors hereby further agree that, if there are any recording, filing or other similar fees payable in connection with any of the actions to be taken pursuant to this **Section 3.8(c)** or **Section 3.8(d)**, all such amounts shall be paid by, and shall be for the account of, the Company and the Guarantors, on a joint and several basis.

(d)   Without limitation of the foregoing, upon reasonable request of the Collateral Trustee, any Parity Lien Representative or any Act of Parity Lien Debtholders, each Mortgagor agrees to take the following actions with respect to any real property Collateral (including Oil and Gas Properties (as defined in the Indenture as in effect on the date hereof)) with respect to all Additional Parity Lien Debt (it being understood that any such actions may be taken following the incurrence of any such Additional Parity Lien Debt on a post-closing basis if permitted by the Parity Lien Representative for such Additional Parity Lien Debt):

(1)   each applicable Mortgagor shall enter into, and deliver to the Collateral Trustee, a Mortgage modification or new Mortgage with regard to each real property subject to a Mortgage (each such property a "**Mortgaged Property**"), in proper form for recording in all applicable jurisdictions, in a form and substance reasonably satisfactory to the Collateral Trustee; and

(2)   each applicable Mortgagor will cause to be delivered to the Collateral Trustee a local counsel opinion (subject to customary assumptions and qualifications) to the effect that the Collateral Trustee has a valid and perfected Lien with respect to each such Mortgaged Property, provided that, in the case of Additional Notes,

to the extent Mortgages have previously been recorded in the public records of the state applicable to such additional Mortgages or amendments or supplements to prior Mortgages, no such opinion shall be required unless a corresponding opinion will be delivered to the Priority Lien Agent.

The Company will deliver an Officers' Certificate to the Collateral Trustee confirming that the foregoing conditions have been satisfied.

ARTICLE 4
OBLIGATIONS ENFORCEABLE BY THE COMPANY AND THE OTHER GRANTORS

Section 4.1   Release of Liens on Collateral.

(a)   The Collateral Trustee's Liens upon the Collateral will be automatically released:

(1)   in whole, upon (A) payment in full in cash and discharge of all outstanding Parity Lien Debt and all other Parity Lien Obligations that are outstanding, due and payable at the time all of the Parity Lien Debt is paid in full in cash and discharged (other than contingent indemnity obligations for which no claim has been made), (B) termination or expiration of all commitments to extend credit under all Parity Lien Documents and (C) the cancellation or termination or cash collateralization (at the lesser of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Documents) of all outstanding letters of credit issued pursuant to any Parity Lien Documents;

(2)   as to any Collateral of a Grantor that is (A) released as a Guarantor under each Parity Lien Document and (B) not obligated (as primary obligor or guarantor) with respect to any other Parity Lien Obligations and so long as the respective release does not violate the terms of any Parity Lien Document which then remains in effect, and subject to the satisfaction of the requirements set forth in Section 4.01(a)(i) of the Intercreditor Agreement;

(3)   as to any Collateral of a Grantor that is sold, transferred or otherwise disposed of by a Grantor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Subsidiary in a transaction or other circumstance that does not violate Section 4.07 of the Indenture (other than the obligation to apply proceeds therefrom as provided in such Section 4.07 of the Indenture) and is permitted by all of the other Parity Lien Documents, and subject to the satisfaction of the requirements set forth in Section 4.01(a)(i) of the Intercreditor Agreement, at the time of such sale, transfer or other disposition to the extent of the interest sold, transferred or otherwise disposed of; *provided* that the Collateral Trustee's Liens upon the Collateral will not be released if the sale or other disposition is subject to Section 5.01 of the Indenture;

(4)		as to a release of less than all or substantially all of the Collateral, if consent to the release of all Parity Liens on such Collateral has been given by an Act of Parity Lien Debtholders;

(5)		in whole, if the Liens on such Collateral have been released in accordance with the terms of each Series of Parity Lien Debt;

(6)		as to a release of all or substantially all of the Collateral, if (A) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Parity Lien Debt at the time outstanding as provided for in the applicable Parity Lien Documents and (B) the Company, as applicable, has delivered an Officers' Certificate to the Collateral Trustee certifying that all such necessary consents have been obtained; or

(7)		if and to the extent, and in the manner, required by Section 4.01(a) of the Intercreditor Agreement.

(b)		The Collateral Trustee agrees for the benefit of the Company and the other Grantors that if the Collateral Trustee at any time receives:

(1)		an Officers' Certificate (which the Collateral Trustee shall be entitled to rely upon) stating that (A) the signing officer has read Article 4 of this Agreement and understands the provisions and the definitions relating hereto, (B) such officer has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not the conditions precedent in this Agreement, the Intercreditor Agreement and all other Parity Lien Documents, if any, relating to the release of the Collateral have been complied with, (C) in the opinion of such officer, such conditions precedent, if any, have been complied with and (D) such release of Collateral did not violate the terms of any applicable Parity Lien Document; and

(2)		the proposed instrument or instruments releasing such Lien as to such property in recordable form, if applicable;

then, promptly following receipt by the Collateral Trustee of the items required by this **Section 4.1(b)** and any items required to be delivered under the applicable Parity Lien Documents, upon request and at the sole expense of the Company, the Collateral Trustee will execute (with such acknowledgements and/or notarizations as are required) and deliver evidence of such release to the Company or other applicable Grantor; *provided* that, in the case of a release of Liens under **Section 4.1(a)(7)**, the Collateral Trustee shall, subject to the delivery of any items required to be delivered under the applicable Parity Lien Documents, execute and deliver such proposed instruments releasing its Liens contemporaneously with the execution and delivery of such similar instruments by the Priority Lien Agent in accordance with the terms of the Intercreditor Agreement.

(c)   The Collateral Trustee hereby agrees that:

(1)   in the case of any release pursuant to **Section 4.1(a)(3)**, if the terms of any such sale, transfer or other disposition require the payment of the purchase price to be contemporaneous with the delivery of the applicable release, then, subject to the Intercreditor Agreement and at the written request of and at the expense of the Company or other applicable Grantor, the Collateral Trustee will either (A) be present at and deliver the release at the closing of such transaction or (B) deliver the release under customary escrow arrangements that permit such contemporaneous payment and delivery of the release; and

(2)   at any time when a Parity Lien Debt Default has occurred and is continuing, the Collateral Trustee will use reasonable efforts to deliver within three Business Days of the receipt by it of any Act of Parity Lien Debtholders pursuant to **Section 4.1(a)(4)**, a copy of such Act of Parity Lien Debtholders to each Parity Lien Representative.

Section 4.2   Delivery of Copies to Parity Lien Representatives. The Company will deliver to each Parity Lien Representative a copy of each Officers' Certificate delivered to the Collateral Trustee pursuant to **Section 4.1(b)**, together with copies of all documents delivered to the Collateral Trustee with such Officers' Certificate. The Parity Lien Representatives will not be obligated to take notice thereof or to act thereon. Each Parity Lien Representative will endeavor, following receipt by it of the executed Officers' Certificate and proposed release instrument(s) delivered to the Collateral Trustee pursuant to **Section 4.1(b)**, deliver a copy of such Officers' Certificate and proposed release instrument(s) to each registered holder of the Series of Parity Lien Debt for which it acts as Parity Lien Representative to the extent required by the applicable Parity Lien Debt Documents.

Section 4.3   Collateral Trustee not Required to Serve, File or Record. Subject to **Section 3.2**, the Collateral Trustee is not required to serve, file, register or record any instrument releasing or subordinating its Liens on any Collateral; *provided* that if the Company or any other Grantor shall make a written demand for a termination statement under Section 9-513(c) of the UCC, the Collateral Trustee shall comply with the written request of the Company or any other Grantor to comply with the requirements of such UCC provision (which written request must be accompanied by an Officers' Certificate relating to the same); *provided*, *further*, that the Collateral Trustee may first confirm with the Parity Lien Representatives that the requirements of such UCC provisions have been satisfied.

Section 4.4   Release of Liens in Respect of Notes. In addition to any release pursuant to **Section 4.1** hereof, the Collateral Trustee's Parity Liens will no longer secure the Notes outstanding under the Indenture or any other Obligations under the Note Documents, and the right of the holders of the Notes to the benefits and proceeds of the Collateral Trustee's Parity Liens on the Collateral will terminate and be discharged upon written certification to that effect delivered by the Trustee to the Collateral Trustee in connection with a release under the Indenture.

Section 4.5   Release of Liens in Respect of any Series of Parity Lien Debt other than the Notes. In addition to any release pursuant to **Section 4.1** hereof, as to any Series of Parity Lien Debt other than the Notes, the Collateral Trustee's Parity Lien will no longer secure such Series of Parity Lien Debt if such Parity Lien Debt has been paid in full, all commitments to extend credit in respect of such Series of Parity Lien Debt have been terminated and all other Parity Lien Obligations related thereto that are outstanding and unpaid at the time such Series of Parity Lien Debt is paid are also paid in full, or upon written certification to that effect delivered by the applicable Parity Lien Representative to the Collateral Trustee in connection with a release under such Parity Lien Debt or the Intercreditor Agreement.

ARTICLE 5
IMMUNITIES OF THE COLLATERAL TRUSTEE

Section 5.1   No Implied Duty. The Collateral Trustee will not have any fiduciary duties nor will it have responsibilities or obligations other than those expressly assumed by it in this Agreement, the other Parity Lien Security Documents and the Intercreditor Agreement. No implied covenants, functions, responsibilities, duties, obligations or liabilities, whether arising under statute, common law or otherwise, shall be read into this Agreement, the other Parity Lien Documents or the Intercreditor Agreement, or otherwise exist against the Collateral Trustee. Without limiting the generality of the foregoing sentences, the use of the term "trustee" in this Agreement with reference to the Collateral Trustee is not intended to connote any fiduciary or other implied (or express) obligations arising under trust or agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. The Collateral Trustee will not be required to take any action that is contrary to applicable law or any provision of this Agreement, the other Parity Lien Security Documents or the Intercreditor Agreement.

Section 5.2   Appointment of Agents and Advisors. The Collateral Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, accountants, appraisers or other experts or advisors selected by it in good faith as it may reasonably require and will not be responsible for any misconduct or negligence on the part of any of them.

Section 5.3   Other Agreements. The Collateral Trustee has accepted its appointment as collateral trustee hereunder and is bound by the Parity Lien Security Documents executed by the Collateral Trustee as of the date of this Agreement, and the Collateral Trustee shall at the request of the Company execute additional Parity Lien Security Documents delivered to it after the date of this Agreement (including to secure Obligations arising under Additional Parity Lien Debt to the extent such Obligations are permitted to be incurred and secured under the Parity Lien Documents); *provided* that such additional Parity Lien Security Documents do not adversely affect the rights, privileges, benefits and immunities of the Collateral Trustee or conflict with the terms of the Intercreditor Agreement. The Collateral Trustee will not otherwise be bound by, or be held obligated by, the provisions of any credit agreement, indenture or other agreement governing Parity Lien Debt (other than this Agreement, the Indenture and the other Parity Lien Security Documents to which it is a party).

Section 5.4   Solicitation of Instructions.

(a)   The Collateral Trustee may at any time solicit written confirmatory instructions, in the form, including but not limited to, of an Act of Parity Lien Debtholders, an Officers' Certificate, written instruction from Parity Lien Representatives or an order of a court of competent jurisdiction, as to any action that it may be requested or required to take, or that it may propose to take, in the performance of any of its obligations under this Agreement or the other Parity Lien Security Documents, and the Collateral Trustee will not be liable for any action it takes or omits to take in good faith in reliance on any such certificate, opinion or order. In the absence of bad faith on its part, the Collateral Trustee may rely, and will be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper Person. The Collateral Trustee need not investigate any fact or matter stated in the document, but, in the case of any document which is specifically required to be furnished to the Collateral Trustee pursuant to any provision hereof, the Collateral Trustee shall examine the document to determine whether it conforms to the requirements of this Agreement or the applicable Parity Lien Document (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b)   No written direction given to the Collateral Trustee by an Act of Parity Lien Debtholders that in the sole judgment of the Collateral Trustee imposes, purports to impose or might reasonably be expected to impose upon the Collateral Trustee any obligation or liability not set forth in or arising under this Agreement and the other Parity Lien Security Documents will be binding upon the Collateral Trustee unless the Collateral Trustee elects, at its sole option, to accept such direction.

(c)   The Collateral Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement at the request, order or direction of the Required Parity Lien Debtholders or an Act of Parity Lien Debtholders pursuant to the provisions of this Agreement, unless such holders shall have furnished to the Collateral Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby.

Section 5.5   Limitation of Liability. The Collateral Trustee will not be responsible or liable for any action taken or omitted to be taken by it hereunder or under any other Parity Lien Security Document, except as determined by a court of competent jurisdiction in a final, non-appealable order or judgment to have resulted from the Collateral Trustee's own gross negligence or willful misconduct.

Section 5.6   Documents in Satisfactory Form. The Collateral Trustee will be entitled to require that all agreements, certificates, opinions, instruments and other documents at any time submitted to it, including those expressly provided for in this Agreement, be delivered to it in a form reasonably satisfactory to it. The Collateral Trustee (i) makes no representation as to the validity or adequacy of any Parity Lien Document and (ii) is not responsible for any statement in any Parity Lien Document other than its certificate of authentication and any representations and warranties specifically made by it.

Section 5.7   Entitled to Rely. The Collateral Trustee may seek and rely upon, and shall be fully protected in relying upon, any judicial order or judgment, upon any advice, opinion or statement of legal counsel, independent consultants and other experts selected by it in good faith and upon any certification, instruction, notice or other writing delivered to it by the Company or any Guarantor in compliance with the provisions of this Agreement or delivered to it by any Parity Lien Representative as to the holders of Parity Lien Obligations for whom it acts, without being required to determine the authenticity thereof or the correctness of any fact stated therein or the propriety or validity of service thereof. The Collateral Trustee may act in reliance upon any instrument comporting with the provisions of this Agreement or any signature believed by it in good faith to be genuine and may assume that any Person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof or the other Parity Lien Security Documents has been duly authorized to do so. To the extent an Officers' Certificate or Opinion of Counsel is required or permitted under this Agreement to be delivered to the Collateral Trustee in respect of any matter, the Collateral Trustee may rely conclusively on an Officers' Certificate or Opinion of Counsel as to such matter and such Officers' Certificate or Opinion of Counsel shall be full warranty and protection to the Collateral Trustee for any action taken, suffered or omitted by it under the provisions of this Agreement and the other Parity Lien Security Documents. The Collateral Trustee (a) shall not be responsible to any Parity Lien Secured Party for any recitals, statements, information, representations or warranties of any other Person contained herein, in the Parity Lien Documents or in any document, certificate or other writing delivered in connection herewith or therewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement, the Parity Lien Documents or the financial condition of the Company, the Guarantors or any of them and (b) shall not be required to ascertain or inquire as to the performance or observation of any of the terms, covenants or conditions of this Agreement or any Parity Lien Document.

Section 5.8   Parity Lien Debt Default. The Collateral Trustee will not be required to inquire as to the occurrence or absence of any Parity Lien Debt Default and will not be affected by or required to act upon any notice or knowledge as to the occurrence of any Parity Lien Debt Default unless and until it is directed by an Act of Parity Lien Debtholders.

Section 5.9   Actions by Collateral Trustee. As to any matter not expressly provided for by this Agreement or the other Parity Lien Security Documents, the Collateral Trustee will act or refrain from acting as directed by an Act of Parity Lien Debtholders and will be fully protected if it does so, and any action taken, suffered or omitted pursuant hereto or thereto shall be binding on the holders of Parity Lien Debt. The Collateral Trustee shall not be liable for any action it takes or omits to take in good faith in accordance with an Act of Parity Lien Debtholders.

Section 5.10   Security or Indemnity in favor of the Collateral Trustee. The Collateral Trustee will not be required to advance or expend any funds or otherwise incur any financial liability in the performance of its duties or the exercise of its powers or rights hereunder unless it has been provided with reasonable security or indemnity satisfactory to it against any and all loss, liability or expense which may be incurred by it by reason of taking or continuing to take such action.

Section 5.11   Rights of the Collateral Trustee. In the event of any conflict between any terms and provisions set forth in this Agreement and those set forth in any other Parity Lien Security Document, the terms and provisions of this Agreement shall supersede and control the terms and provisions of such other Parity Lien Security Document. In the event there is any bona fide, good faith disagreement between the other parties to this Agreement or any of the other Parity Lien Security Documents resulting in adverse claims being made in connection with Collateral held by the Collateral Trustee and the terms of this Agreement or any of the other Parity Lien Security Documents do not unambiguously mandate the action the Collateral Trustee is to take or not to take in connection therewith under the circumstances then existing, or the Collateral Trustee is in doubt as to what action it is required to take or not to take hereunder or under the other Parity Lien Security Documents, it will be entitled to refrain from taking any action (and will incur no liability for doing so) until directed otherwise in writing by a request signed jointly by the parties hereto entitled to give such direction or by order of a court of competent jurisdiction.

Section 5.12   Limitations on Duty of Collateral Trustee in Respect of Collateral.

(a)   Beyond the exercise of reasonable care in the custody of Collateral in its possession, the Collateral Trustee will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Trustee will not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any Liens on the Collateral; *provided* that, notwithstanding the foregoing, the Collateral Trustee will have the right but not the obligation to execute, file or record UCC-3 continuation statements and other documents and instruments to preserve, protect or perfect the security interests granted to the Collateral Trustee (subject to the priorities set forth herein) if it shall receive a specific written request to execute, file or record the particular continuation statement or other specific document or instrument by any Parity Lien Representative. The Collateral Trustee shall deliver to each other Parity Lien Representative a copy of any such written request. The Collateral Trustee will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and the Collateral Trustee will not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Trustee in good faith.

(b)   Except as provided in **Section 5.12(a)**, the Collateral Trustee will not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, for the validity or sufficiency of the Collateral or any agreement, annex, schedule, exhibit, description or assignment contained therein, for the validity of the title of any Mortgagor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Trustee hereby disclaims any representation or warranty to the current and future holders of the Parity Lien Obligations concerning the perfection of the security interests granted to it or in the value of any Collateral. The Collateral Trustee shall not be under any obligation to the Trustee or any holder of Parity Lien Debt to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this or any other Parity Lien Security Document or the Intercreditor Agreement or to inspect the properties, books or records of the Company or any Guarantor.

Section 5.13   Assumption of Rights, Not Assumption of Duties. Notwithstanding anything to the contrary contained herein:

(1)   each of the parties thereto will remain liable under each of the Parity Lien Security Documents (other than this Agreement) to the extent set forth therein to perform all of their respective duties and obligations thereunder to the same extent as if this Agreement had not been executed;

(2)   the exercise by the Collateral Trustee of any of its rights, remedies or powers hereunder will not release such parties from any of their respective duties or obligations under the other Parity Lien Security Documents; and

(3)   the Collateral Trustee will not be obligated to perform any of the obligations or duties of the Company, any Grantor or any other party to the Parity Lien Security Documents (other than the Collateral Trustee).

Section 5.14   No Liability for Clean Up of Hazardous Materials. In the event that the Collateral Trustee is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Collateral Trustee's sole discretion may cause the Collateral Trustee to be considered an "owner or operator" under any environmental laws or otherwise cause the Collateral Trustee to incur, or be exposed to, any environmental liability or any liability under any other federal, state or local law, the Collateral Trustee reserves the right, instead of taking such action, either to resign as Collateral Trustee (in accordance with Article 6) or to arrange for the transfer of the title or control of the asset to a court appointed receiver. The Collateral Trustee will not be liable to any Person for any environmental liability or any environmental claims or contribution actions under any federal, state or local law, rule or regulation by reason of the Collateral Trustee's actions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge or release or threatened discharge or release of any hazardous materials into the environment.

Section 5.15   Other Relationships with the Company or Guarantors. Wilmington Trust, National Association and its Affiliates (and any other bank or trust company serving as successor Collateral Trustee and its Affiliates) may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with the Company or any Guarantor and its Affiliates as though it was not the Collateral Trustee hereunder and without notice to or consent of the Parity Lien Representatives. The Parity Lien Representatives and the Parity Lien Secured Parties acknowledge that, pursuant to such activities, Wilmington Trust, National Association or its Affiliates (and any other bank or trust company serving as successor Collateral Trustee and its Affiliates) may receive information regarding the Company or any Guarantor or its Affiliates (including information that may be subject to confidentiality obligations in favor of the Company, such Guarantor or such Affiliate) and acknowledge that (i) such knowledge is not imputed to the Collateral Trustee and (ii) the Collateral Trustee shall not be under any obligation to provide such information to the Parity Lien Secured Parties. Nothing herein shall impose or imply any obligation on the part of Wilmington Trust, National Association (or any other bank or trust company serving as successor Collateral Trustee) to advance funds.

Section 5.16   No Liability for Interest. The Collateral Trustee shall not be liable for interest or investment income on any money or securities received by it, except as the Collateral Trustee may agree in writing with the Company.

Section 5.17   No Duty to Acquire or Disseminate Information. The Collateral Trustee shall not be required to keep itself informed as to the performance or observance by the Company or any Guarantor of any of its obligations under this Agreement, any Parity Lien Document or any other document referred to or provided for herein or therein. Except for notices, reports and other documents and information expressly required to be furnished to any Parity Lien Secured Party by the Collateral Trustee hereunder, the Collateral Trustee shall have no duty or responsibility to provide any Parity Lien Secured Party with any credit or other information concerning the affairs, financial condition or business of the Company or any Guarantor that may come into the possession of the Collateral Trustee or any of its Affiliates.

ARTICLE 6
RESIGNATION AND REMOVAL OF THE COLLATERAL TRUSTEE

Section 6.1   Resignation or Removal of Collateral Trustee. Subject to the appointment of a successor Collateral Trustee as provided in **Section 6.2** and the acceptance of such appointment by the successor Collateral Trustee:

(a)   the Collateral Trustee may resign at any time by giving not less than 30 days' notice of resignation to each Parity Lien Representative and the Company; and

(b)   the Collateral Trustee may be removed at any time, with or without cause, by an Act of Parity Lien Debtholders by giving not less than 30 days' notice to the Collateral Trustee.

Section 6.2   Appointment of Successor Collateral Trustee. Upon any such resignation or removal, a successor Collateral Trustee may be appointed by an Act of Parity Lien Debtholders. If no successor Collateral Trustee has been so appointed and accepted such appointment within 30 days after the retiring Collateral Trustee gave notice of resignation or was removed, the retiring Collateral Trustee may (at the sole expense of the Company), at its option, appoint a successor Collateral Trustee, or petition a court of competent jurisdiction for appointment of a successor Collateral Trustee, which must be a bank or trust company:

(1)   authorized to exercise corporate trust powers; and

(2)   having a combined capital and surplus of at least $250,000,000.

The Collateral Trustee will fulfill its obligations hereunder until a successor Collateral Trustee meeting the requirements of this **Section 6.2** has accepted its appointment as Collateral Trustee and the provisions of **Section 6.3** have been satisfied.

Section 6.3   Succession. When the Person so appointed as successor Collateral Trustee accepts such appointment:

(1)   such Person will succeed to and become vested with all the rights, powers, privileges and duties of the predecessor Collateral Trustee, and the predecessor Collateral Trustee will be discharged from its duties and obligations hereunder; and

(2)   the predecessor Collateral Trustee will (at the sole expense of the Company) promptly transfer all Liens and collateral security and other property of the Trust Estate within its possession or control to the possession or control of the successor Collateral Trustee and will execute instruments and assignments as may be necessary or desirable or reasonably requested by the successor Collateral Trustee to transfer to the successor Collateral Trustee all Liens, interests, rights, powers and remedies of the predecessor Collateral Trustee in respect of the Parity Lien Security Documents or the Trust Estate.

Thereafter the predecessor Collateral Trustee will remain entitled to enforce the immunities granted to it in **Article 5** and the provisions of **Sections 7.8** and **7.9**, and said provisions will survive termination of this Agreement for the benefit of the predecessor of the Collateral Trustee.

Section 6.4   Merger, Conversion or Consolidation of Collateral Trustee. Any Person into which the Collateral Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Collateral Trustee shall be a party, or any Person succeeding to the business of the Collateral Trustee shall be the successor of the Collateral Trustee pursuant to **Section 6.3**, *provided* that (i) without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto, except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding, such Person satisfies the eligibility requirements specified in clauses (1) and (2) of **Section 6.2** and (ii) promptly upon the effectiveness of any such merger, conversion or consolidation, the Collateral Trustee shall have notified the Company and each Parity Lien Representative thereof in writing.

Section 6.5   Concerning the Collateral Trustee and the Parity Lien Representatives.

(a)   Notwithstanding anything contained herein to the contrary, it is expressly understood and agreed by the parties hereto that this Agreement has been signed by each Parity Lien Representative not in its individual capacity or personally but solely in its capacity as trustee, representative or agent for the benefit of the related holders of the applicable Series of Parity Lien Debt in the exercise of the powers and authority conferred and vested in it under the related Parity Lien Documents, and in no event shall such Parity Lien Representative, in its individual capacity, have any liability for the representations, warranties, covenants, agreements or other obligations of any other party under this Agreement, any Parity Lien Document or in

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any of the certificates, reports, documents, data notices or agreements delivered by such other party pursuant hereto or thereto.

(b)   Notwithstanding anything contained herein to the contrary, it is expressly understood and agreed by the parties hereto that this Agreement has been signed by Wilmington Trust, National Association, not in its individual capacity or personally but solely in its capacity as Collateral Trustee, and in no event shall Wilmington Trust, National Association, in its individual capacity, have any liability for the representations, warranties, covenants, agreements or other obligations of any other party under this Agreement, any Parity Lien Document or in any of the certificates, reports, documents, data notices or agreements delivered by such other party pursuant hereto or thereto.

(c)   In entering into this Agreement, the Collateral Trustee shall be entitled to the benefit of every provision of the Indenture relating to the rights, exculpations or conduct of, affecting the liability of or otherwise affording protection to the "Collateral Trustee" thereunder. In no event will the Collateral Trustee be liable for any act or omission on the part of the Grantors or any Parity Lien Representative.

(d)   Except as otherwise set forth herein, neither the Collateral Trustee nor any Parity Lien Representative shall be required to exercise any discretion or take any action, but shall be required to act or refrain from acting (and shall be fully protected in so acting or refraining from acting) solely upon the instructions of the applicable Required Parity Lien Debtholders as provided in the Indenture or the related Parity Lien Document; *provided* that neither the Collateral Trustee nor any Parity Lien Representative shall be required to take any action that (i) it in good faith believes exposes it to personal liability unless it receives an indemnification satisfactory to it from the applicable holders of the Parity Lien Obligations with respect to such action or (ii) is contrary to this Agreement, the Intercreditor Agreement or applicable law.

ARTICLE 7
MISCELLANEOUS PROVISIONS

Section 7.1   Amendment.

(a)   Except as provided in the Intercreditor Agreement, no amendment or supplement to the provisions of any Parity Lien Security Document will be effective without the approval of the Collateral Trustee acting as directed by an Act of Parity Lien Debtholders, except that:

(1)   any amendment or supplement that has the effect solely of:

(A)   adding or maintaining Collateral, securing additional Parity Lien Debt that was otherwise permitted by the terms of the Parity Lien Documents, Priority Lien Documents and Junior Lien Documents to be secured by the Collateral or preserving, perfecting or establishing the Liens thereon or the rights of the Collateral Trustee therein;

(B)   providing for the assumption of a Grantor's obligations under any Parity Lien Document in the case of a merger or consolidation or sale of all or substantially all of the properties or assets of a Grantor to the extent permitted by the terms of the Indenture and the other Parity Lien Documents, as applicable; or

(C) to cure any ambiguity.

will become effective when executed and delivered by the Company or any other applicable Grantor party thereto and, if required for effectiveness pursuant to its terms, the Collateral Trustee;

(2) no amendment or supplement that reduces, impairs or adversely affects the right of any Parity Lien Secured Party:

(A) to vote its outstanding Parity Lien Debt as to any matter described as subject to an Act of Parity Lien Debtholders or direction by the Required Parity Lien Debtholders (or amends the provisions of this **clause (2)** or the definition of "*Act of Parity Lien Debtholders*" or "*Required Parity Lien Debtholders*"),

(B) to share in the order of application described in **Section 3.4** in the proceeds of enforcement of or realization on any Collateral; or

(C) to require that Liens securing Parity Lien Obligations be released only as set forth in the provisions described in **Sections 4.1**, **4.4** or **4.5**,

will become effective without the consent of the requisite percentage or number of holders of each Series of Parity Lien Debt adversely affected thereby under the applicable Parity Lien Document; and

(3) no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Parity Lien Representative or adversely affects the rights of the Collateral Trustee or any Parity Lien Representative, respectively, in its individual capacity as such will become effective without the consent of the Collateral Trustee or such Parity Lien Representative, respectively.

Any amendment or supplement to the provisions of the Parity Lien Security Documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Parity Lien Document referenced in **Sections 4.1** or **4.5** hereof. Any amendment or supplement that results in the Collateral Trustee's Liens upon the Collateral no longer securing the Notes and the other Obligations under the Indenture and other Note Documents may only be effected in accordance with **Section 4.4** hereof.

(b) Notwithstanding anything to the contrary contained in Section 7.1(a) but subject to Sections 7.1(a)(2) and 7.1(a)(3):

(1) any Mortgage or other Parity Lien Security Document may be amended or supplemented with the approval of the Collateral Trustee acting as directed in writing by the Required Parity Lien Debtholders, unless such amendment or

supplement would not be permitted under the terms of this Agreement, the Intercreditor Agreement or any Priority Lien Documents;

(2)   any amendment or waiver of, or any consent under, any provision of any security document that secures Priority Lien Obligations will apply automatically to any comparable provision of any comparable Parity Lien Security Document without the consent of or notice to any holder of Parity Lien Obligations and without any action by the Company or any Grantor or any holder of Notes or other Parity Lien Obligations *provided, however*, that (x) no such amendment, waiver or consent shall (i) release or remove assets subject to the Lien securing any Parity Lien Obligations, except to the extent such release is expressly required by the Intercreditor Agreement, (ii) materially adversely affect the rights or interests of the holders of Parity Lien Obligations in the Collateral and not the holders of Priority Lien Obligations in a like or similar manner or (iii) increase the obligations of or impose additional duties on the Collateral Trustee or any Parity Lien Representative that are adverse to it, without its prior written consent and (y) written notice of such amendment, waiver or consent shall have been given to the Collateral Trustee within 10 Business Days after the effectiveness of such amendment, waiver or consent; and

(3)   any Mortgage or other Parity Lien Security Document, the Intercreditor Agreement and this Agreement may be amended or supplemented with the approval of the Collateral Trustee (but without the consent of or notice to any holder of Parity Lien Obligations and without any action by any holder of Notes or other Parity Lien Obligations), (i) to cure any ambiguity, defect or inconsistency, (ii) as may be necessary or advisable to preserve and confirm the relative priorities of the Secured Debt Documents as such priorities are contemplated by and set forth in the Intercreditor Agreement or (iii) solely with respect to a Mortgage or other Parity Lien Security Document, to make other changes that do not have an adverse effect on the validity of the Lien created thereby.

(c)   The Collateral Trustee will not enter into any amendment or supplement unless it has received an Officers' Certificate to the effect that such amendment or supplement will not result in a breach of any provision or covenant contained in this Agreement, the Intercreditor Agreement or any of the Parity Lien Documents. Prior to executing any amendment or supplement pursuant to this **Section 7.1**, the Collateral Trustee will be entitled to receive an Opinion of Counsel of the Company to the effect that the execution of such document is authorized or permitted hereunder, and with respect to amendments adding Collateral, an Opinion of Counsel of the Company addressing customary creation and perfection, and if such additional Collateral consists of equity interests of any Person which equity interests constitute certificated securities, priority matters with respect to such additional Collateral (which opinion may be subject to customary assumptions and qualifications).

(d)   Upon request of the Collateral Trustee, each Parity Lien Representative shall provide written notice to the Collateral Trustee of the aggregate principal amount of outstanding Parity Lien Debt for which it is the Parity Lien Representative.

Section 7.2   Voting.   In connection with any matter under this Agreement requiring a vote of holders of Parity Lien Debt, each Series of Parity Lien Debt will cast its votes in accordance with the Parity Lien Documents governing such Series of Parity Lien Debt. The amount of Parity Lien Debt to be voted by a Series of Parity Lien Debt will equal (1) the aggregate principal amount of Parity Lien Debt held by such Series of Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Parity Lien Debt (to the extent such unfunded commitments have not been terminated by the holders of such Series of Parity Lien Debt). Following and in accordance with the outcome of the applicable vote under its Parity Lien Documents, the Parity Lien Representative of each Series of Parity Lien Debt will vote the total amount of Parity Lien Debt under that Series of Parity Lien Debt as a block in respect of any vote under this Agreement.   In connection with this **Section 7.2**, the Collateral Trustee may conclusively rely upon information supplied by the relevant Parity Lien Representative as to the amounts of Parity Lien Debt held by each Series of Parity Lien Debt.

Section 7.3   Further Assurances.

(a)   The Company and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the holders of Parity Lien Obligations, duly created Liens upon the Collateral (including any property or assets constituting Collateral that are acquired or otherwise become, or are required by any Parity Lien Document to become, Collateral after the date hereof), in each case, as contemplated by, and, to the extent required to be perfected, perfected, and enforceable Liens, with the Lien priority required under the Parity Lien Documents. In connection with any merger or consolidation of any Grantor, such Grantor shall take such action as may be reasonably necessary to cause any newly acquired property and assets to be made subject to the Parity Liens in the manner and to the extent required under the Parity Lien Security Documents.

(b)   Upon the reasonable request of the Collateral Trustee or any Parity Lien Representative at any time and from time to time, each of the Company and the other Grantors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Parity Lien Documents for the benefit of Parity Lien Secured Parties; *provided* that no such security document, instrument or other document shall contain provisions that are materially more burdensome upon the Grantors than the Parity Lien Documents executed and delivered (or required to be executed and delivered promptly after the date hereof) by the Grantors in connection with the issuance of the Initial Notes.

(c)   From and after the date hereof, the Company shall, or shall cause the applicable Guarantor to, deliver such documents and take such actions as are required by Article 11 of the Indenture.

(d)   Upon the request of the Collateral Trustee, the Company and the Guarantors will permit the Collateral Trustee or any of its agents or representatives, at reasonable times and intervals upon reasonable prior notice, to visit their offices and sites and inspect any of the Collateral and to discuss matters relating to the Collateral with their respective officers and independent public accountants. The Company and the Guarantors shall, at any reasonable time and from time to time upon reasonable prior notice, permit the Collateral Trustee or any of its agents or representatives to examine and make copies of and abstracts from the records and books of account of the Company and the Guarantors and their Subsidiaries, all at the Company's expense.

(e)   Notwithstanding anything to the contrary contained herein or in any other Parity Lien Document, to the extent that the Company or any Guarantor delivers Mortgages or amendments or supplements to prior Mortgages naming the Collateral Trustee, as mortgagee or beneficiary pursuant to this Section 7.3 or any corresponding provision of any Parity Lien Document, no local counsel opinion or opinions to the effect that the Collateral Trustee has a valid and perfected Lien with respect to such Mortgaged Property (subject to customary assumptions and qualifications) will be required to be delivered to the extent Mortgages have previously been recorded in the public records of the state applicable to such additional Mortgages or amendments or supplements to prior Mortgages, unless a corresponding opinion has been or will be delivered to the Priority Lien Agent.

Section 7.4   Successors and Assigns.

(a)   Except as provided in **Section 5.2** and **6.1** through **6.4**, the Collateral Trustee may not, in its capacity as such, delegate any of its duties or assign any of its rights hereunder, and any attempted delegation or assignment of any such duties or rights will be null and void. All obligations of the Collateral Trustee hereunder will inure to the sole and exclusive benefit of, and be enforceable by, each Parity Lien Representative and each present and future holder of Parity Lien Obligations, each of whom will be entitled to enforce this Agreement as a third-party beneficiary hereof, and all of their respective successors and assigns.

(b)   Neither the Company nor any Guarantor may delegate any of its duties or assign any of its rights hereunder, and any attempted delegation or assignment of any such duties or rights will be null and void. All obligations of the Company and the Guarantors hereunder will inure to the sole and exclusive benefit of, and be enforceable by, the Collateral Trustee, each Parity Lien Representative and each present and future holder of Parity Lien Obligations, each of whom will be entitled to enforce this Agreement as a third-party beneficiary hereof, and all of their respective successors and assigns.

Section 7.5   Delay and Waiver. No failure to exercise, no course of dealing with respect to the exercise of, and no delay in exercising, any right, power or remedy arising under this Agreement or any of the other Parity Lien Security Documents will impair any such right, power or remedy or operate as a waiver thereof. No single or partial exercise of any such right, power or remedy will preclude any other or future exercise thereof or the exercise of any other right, power or remedy. The remedies herein are cumulative and are not exclusive of any remedies provided by law.

Section 7.6   Notices. Any communications, including notices and instructions, between the parties hereto or notices provided herein to be given may be given to the following addresses:

If to the Collateral Trustee:

                Wilmington Trust, National Association
                Global Capital Markets
                15950 N. Dallas Parkway, Suite 550
                Dallas, TX 75248
                Telephone: (972) 383-3156
                Facsimile: (888) 316-6238
                Attention: Denbury Resources Secured Notes Administrator

with a copy to:

                Porter Hedges LLP
                1000 Main Street,
                36th Floor
                Houston, TX 77002
                Telephone: (713) 226-6649
                Facsimile: (713) 226-6249
                Attention: E. James Cowen

If to the Company or any other Grantor:

                Denbury Resources Inc.
                5320 Legacy Drive
                Plano, Texas 75024
                Telephone: (972) 673-2000
                Facsimile: (972) 673-2150
                Attention: General Counsel

If to the Trustee:

                Wilmington Trust, National Association
                Global Capital Markets
                15950 N. Dallas Parkway, Suite 550
                Dallas, TX 75248
                Telephone: (972) 383-3156
                Facsimile: (888) 316-6238
                Attention: Denbury Resources Secured Notes Administrator

with a copy to:

                Porter Hedges LLP
                1000 Main Street,
                36th Floor
                Houston, TX 77002
                Telephone: (713) 226-6649
                Facsimile: (713) 226-6249
                Attention: E. James Cowen

and if to any other Parity Lien Representative, to such address as it may specify by written notice to the parties named above.

All notices and communications will be mailed by first class mail, certified or registered, return receipt requested, by overnight air courier guaranteeing next day delivery, or delivered by facsimile to the relevant address or number set forth above or, as to holders of Parity Lien Debt, its address shown on the register kept by the office or agency where the relevant Parity Lien Debt may be presented for registration of transfer or for exchange. Failure to mail or deliver by facsimile a notice or communication to a holder of Parity Lien Debt or any defect in it will not affect its sufficiency with respect to other holders of Parity Lien Debt.

If a notice or communication is mailed or delivered by facsimile in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it. Notwithstanding anything in this Section to the contrary, notices to the Collateral Trustee shall be effective only upon actual receipt by the Collateral Trustee.

Section 7.7   Entire Agreement.   This Agreement states the complete agreement of the parties relating to the undertaking of the Collateral Trustee set forth herein and supersedes all oral negotiations and prior writings in respect of such undertaking.

Section 7.8   Compensation; Expenses. The Grantors jointly and severally agree to pay, promptly upon demand:

(1)   such compensation to the Collateral Trustee and its agents as the Company and the Collateral Trustee may agree in writing from time to time;

(2)   all reasonable costs and expenses incurred by the Collateral Trustee and its agents in the preparation, execution, delivery, filing, recordation, administration or enforcement of this Agreement or any other Parity Lien Security Document or any consent, amendment, waiver or other modification relating hereto or thereto;

(3)   all reasonable fees, expenses and disbursements of legal counsel and any auditors, accountants, consultants or appraisers or other professional advisors and agents engaged by the Collateral Trustee or any Parity Lien Representative incurred in connection with the negotiation, preparation, closing, administration, performance or enforcement of this Agreement, the Intercreditor Agreement and the other Parity Lien Security Documents or any consent, amendment, waiver or other modification relating hereto or thereto and any other document or matter requested by the Company or any Guarantor;

(4)   all reasonable costs and expenses incurred by the Collateral Trustee and its agents in creating, perfecting, preserving, releasing or enforcing the Collateral Trustee's Liens on the Collateral, including filing and recording fees, expenses and taxes, stamp or documentary taxes and search fees;

(5)   all other reasonable costs and expenses incurred by the Collateral Trustee and its agents in connection with the negotiation, preparation and execution of

the Parity Lien Security Documents, this Agreement, the Intercreditor Agreement and any consents, amendments, waivers or other modifications thereto and the transactions contemplated thereby or the exercise of rights or performance of obligations by the Collateral Trustee thereunder; and

(6)   after the occurrence of any Parity Lien Debt Default, all costs and expenses incurred by the Collateral Trustee, its agents and any Parity Lien Representative in connection with the preservation, collection, foreclosure or enforcement of the Collateral subject to the Parity Lien Security Documents or any interest, right, power or remedy of the Collateral Trustee or in connection with the collection or enforcement of any of the Parity Lien Obligations or the proof, protection, administration or resolution of any claim based upon the Parity Lien Obligations in any Insolvency or Liquidation Proceeding, including all fees and disbursements of attorneys, accountants, auditors, consultants, appraisers and other professionals engaged by the Collateral Trustee, its agents or the Parity Lien Representatives.

The agreements in this **Section 7.8** will survive repayment of all Parity Lien Obligations and the removal or resignation of the Collateral Trustee and termination of this Agreement.

Section 7.9   Indemnity.

(a)   The Grantors jointly and severally agree to defend, indemnify, pay and hold harmless the Collateral Trustee, each Parity Lien Representative, each holder of Parity Lien Obligations and each of their respective Affiliates and each and all of their directors, officers, partners, trustees, employees, attorneys and agents, and (in each case) their respective heirs, representatives, successors and assigns (each of the foregoing, an "**Indemnitee**") from and against any and all Indemnified Liabilities; *provided* that no Indemnitee will be entitled to indemnification hereunder with respect to any Indemnified Liability to the extent such Indemnified Liability is found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee. THIS INDEMNITY COVERS ORDINARY NEGLIGENCE OF ANY OF THE FOREGOING PARTIES.

(b)   All amounts due under this **Section 7.9** will be payable promptly upon written demand.

(c)   To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in **Section 7.9(a)** may be unenforceable in whole or in part because they violate any law or public policy, each of the Grantors will contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.

(d)   No Grantor will ever assert any claim against any Indemnitee, on any theory of liability, for any lost profits or special, indirect or consequential damages or (to the fullest extent a claim for punitive damages may lawfully be waived) any punitive damages arising out of, in connection with, or as a result of, this Agreement or any other Parity Lien Document or any agreement or instrument or transaction contemplated hereby or relating in any respect to any Indemnified Liability, and each of the Grantors hereby forever waives, releases and agrees not to sue upon any claim for any such lost profits or special, indirect, consequential or (to the fullest extent lawful) punitive damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(e)   The agreements in this **Section 7.9** will survive repayment of all other Parity Lien Obligations and the removal or resignation of the Collateral Trustee and termination of this Agreement.

Section 7.10   Severability. If any provision of this Agreement is invalid, illegal or unenforceable in any respect or in any jurisdiction, the validity, legality and enforceability of such provision in all other respects and of all remaining provisions, and of such provision in all other jurisdictions, will not in any way be affected or impaired thereby.

Section 7.11   Headings. Section headings herein have been inserted for convenience of reference only, are not to be considered a part of this Agreement and will in no way modify or restrict any of the terms or provisions hereof.

Section 7.12   Obligations Secured. All obligations of the Grantors set forth in or arising under this Agreement will be Parity Lien Obligations and are secured by all Liens granted by the Parity Lien Security Documents.

Section 7.13   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, (INCLUDING SECTION 5-1401 AND SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATION LAW, BUT WITHOUT REFERENCE TO ANY OTHER CONFLICTS OF CHOICE OF LAW PRINCIPLES THEREOF).

Section 7.14   Consent to Jurisdiction. All judicial proceedings brought against any party hereto arising out of or relating to this Agreement or any of the other Parity Lien Security Documents may be brought in any state or federal court of competent jurisdiction in the State, County and City of New York. By executing and delivering this Agreement, each party hereto irrevocably:

(1)   submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party hereto may otherwise have to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction;

(2)   waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (1) of this **Section 7.14**, and waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court;

(3)   agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to such party at its address provided in accordance with **Section 7.6**;

(4)   agrees that service as provided in **clause (3)** above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court and otherwise constitutes effective and binding service in every respect; and

(5)   agrees each party hereto retains the right to serve process in any other manner permitted by law or to bring proceedings against any party in the courts of any other jurisdiction.

Section 7.15   Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING UNDER THIS AGREEMENT OR ANY OF THE OTHER PARITY LIEN SECURITY DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR THE INTENTS AND PURPOSES OF THE OTHER PARITY LIEN SECURITY DOCUMENTS. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT AND THE OTHER PARITY LIEN SECURITY DOCUMENTS, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH PARTY HERETO HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH PARTY HERETO WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS **SECTION 7.15** AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER WILL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS OF OR TO THIS AGREEMENT OR ANY OF THE OTHER PARITY LIEN SECURITY DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING THERETO. IN THE EVENT OF

LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 7.16 Counterparts, Electronic Signatures. This Agreement may be executed in any number of counterparts (including by facsimile), each of which when so executed and delivered will be deemed an original, but all such counterparts together will constitute but one and the same instrument. The parties hereto may sign this Agreement and any Collateral Trust Joinder and transmit the executed copy by electronic means, including facsimile or noneditable.pdf files. The electronic copy of the executed Agreement and any Collateral Trust Joinder is and shall be deemed an original signature.

Section 7.17 Effectiveness. This Agreement will become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by each party of written notification of such execution and written or telephonic authorization of delivery thereof.

Section 7.18 Grantors and Additional Grantors. Each Grantor represents and warrants that it has duly executed and delivered this Agreement. The Company will cause each Person that hereafter becomes a Grantor or is required by any Parity Lien Document to become a party to this Agreement to become a party to this Agreement, for all purposes of this Agreement, by causing such Person to execute and deliver to the Collateral Trustee a Collateral Trust Joinder, whereupon such Person will be bound by the terms hereof to the same extent as if it had executed and delivered this Agreement as of the date hereof. The Company shall promptly provide each Parity Lien Representative with a copy of each Collateral Trust Joinder executed and delivered pursuant to this **Section 7.18**; *provided* that the failure to so deliver a copy of the Collateral Trust Joinder to any then existing Parity Lien Representative shall not affect the inclusion of such Person as a Grantor if the other requirements of this **Section 7.18** are complied with.

Section 7.19 Insolvency. This Agreement will be applicable both before and after the commencement of any Insolvency or Liquidation Proceeding by or against any Grantor. The relative rights, as provided for in this Agreement, will continue after the commencement of any such Insolvency or Liquidation Proceeding on the same basis as prior to the date of the commencement of any such case, as provided in this Agreement.

Section 7.20 Rights and Immunities of Parity Lien Representatives. The Trustee and the Collateral Trustee will be entitled, to the extent applicable to such entity, to all of the rights, protections, immunities and indemnities set forth in the Indenture and any future Parity Lien Representative will be entitled to all of the rights, protections, immunities and indemnities set forth in the credit agreement, indenture or other agreement governing the applicable Parity Lien Debt with respect to which such Person will act as representative, in each case as if specifically set forth herein. In no event will any Parity Lien Representative be liable for any act or omission on the part of the Grantors or the Collateral Trustee hereunder.

Section 7.21 Intercreditor Agreement. Each Person that is secured hereunder, by accepting the benefits of the security provided hereby, (i) consents (or is deemed to consent), to the subordination of Liens in favor of the Collateral Trustee as provided for in the Intercreditor Agreement, (ii) agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, and (iii) authorizes (or is deemed to authorize) and instructs (or is deemed to instruct) the Collateral Trustee on behalf of such Person to enter into, and perform under, the Intercreditor Agreement as "Second Lien Collateral Trustee" (as defined in the Intercreditor Agreement). The Collateral Trustee agrees to enter into any amendments or joinders to the Intercreditor Agreement, without the consent of any holder of Parity Lien Debt or the Parity Lien Representatives, to add additional Indebtedness as Priority Lien Debt, Parity Lien Debt or Junior Lien Debt (to the extent permitted to be incurred and secured by the applicable Secured Debt Documents) and add other parties (or any authorized agent or trustee therefor) holding such Indebtedness thereto and to establish that the Lien on any Collateral securing such Indebtedness ranks equally with the Liens on such Collateral securing the other Priority Lien Debt, Parity Lien Debt or Junior Lien Debt, as applicable, then outstanding. The foregoing provisions are intended as an inducement to the lenders under the Credit Agreement to extend credit to the Company, as the borrower under the Credit Agreement, and such lenders are intended third party beneficiaries of this provision and the provisions of the Intercreditor Agreement. Notwithstanding anything to the contrary contained herein, to the extent that any Lien on any Collateral is perfected by the possession or control of such Collateral or of any account in which such Collateral is held, and if such Collateral or any such account is in fact in the possession or under the control of the Priority Lien Agent, or of agents or bailees of the Priority Lien Agent, the perfection actions and related deliverables described in this Agreement or the other Parity Lien Security Documents shall not be required.

Section 7.22   Force Majeure. The Collateral Trustee shall not be liable for delays or failures in performance resulting from acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters or similar acts beyond its control.

Section 7.23   Representations and Warranties. The Collateral Trustee, the Company, each Guarantor and each Parity Lien Representative represents and warrants to the others as of the date hereof (or, in the case of any Parity Lien Representative that becomes a party hereto after the date hereof, on the date that it becomes party hereto), that: (a) neither the execution and delivery of this Agreement nor its performance of or compliance with the terms and provisions hereof will conflict with, or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any other agreement to which it is now subject, which conflict, breach or default could reasonably be expected to have a Material Adverse Effect (as defined in the Credit Agreement as in effect on the date hereof); (b) it has all requisite authority to execute, deliver and perform its obligations under this Agreement; and (c) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to applicable bankruptcy, insolvency or similar laws and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 7.24   Additional Persons Bound Hereby. Each Parity Lien Secured Party (other than the Parity Lien Representative) and each holder of any Parity Lien Debt (other than the Parity Lien Representative) agrees, by virtue of becoming a Parity Lien Secured Party or a holder of any Parity Lien Debt, as applicable, that it shall be bound by the terms of this Agreement as if it were a party hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Collateral Trust Agreement to be executed by their respective officers or representatives as of the day and year first above written.

COMPANY: **DENBURY RESOURCES INC.**

By: /s/ Mark C. Allen

Name: Mark C. Allen

Title: Senior Vice President and Chief Financial Officer

GUARANTORS:

> **Denbury Holdings, Inc.**
> **Denbury Gathering & Marketing, Inc.**
> **Denbury Operating Company**
> **Encore Partners GP Holdings LLC**
> **Denbury Onshore, LLC**
> **Denbury Pipeline Holdings, LLC**
> **Denbury Air, LLC**
> **Denbury Green Pipeline-Texas, LLC**
> **Denbury Gulf Coast Pipelines, LLC**
> **Greencore Pipeline Company LLC**
> **Denbury Green Pipeline-Montana, LLC**
> **Denbury Green Pipeline-Riley Ridge, LLC**
> **Denbury Thompson Pipeline, LLC**
> **Plain Energy Holdings, LLC**

> By: /s/ Mark C. Allen
> Name: Mark C. Allen
> Title: Senior Vice President and Chief Financial Officer

Wilmington Trust, National Association,

as a Parity Lien Representative of the holders of the Notes and Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

Wilmington Trust, National Association,

as Collateral Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

EXHIBIT A

FORM OF
ADDITIONAL PARITY LIEN DEBT CERTIFICATE

Reference is made to the Collateral Trust Agreement, dated as of May 10, 2016 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "**Collateral Trust Agreement**"), among Denbury Resources Inc., a Delaware corporation (the "**Company**"), the Guarantors from time to time party thereto, [•], as Parity Lien Representative of the holders of the Notes (as defined therein), the other Parity Lien Representatives from time to time party thereto and [•], as Collateral Trustee. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Collateral Trust Agreement. This Additional Parity Lien Debt Certificate is being executed and delivered in order to designate additional secured debt as Parity Lien Debt entitled to the benefit of the Collateral Trust Agreement.

The undersigned, the duly appointed [*specify title*] of the Company, hereby certifies on behalf of [*the Company or applicable Grantor*] that:

(A)   [*the Company or applicable Grantor*] intends to incur additional Parity Lien Debt ("**Additional Parity Lien Debt**") which will be permitted by each applicable Parity Lien Document to be secured by a Parity Lien equally and ratably with all previously existing and future Parity Lien Debt;

(B)   [the name and address of the Parity Lien Debt Representative for the Additional Parity Lien Debt for purposes of **Section 7.6** of the Collateral Trust Agreement is:

_____

_____

Telephone: _____

Fax: _____   ]¹

(C)   Attached as Exhibit 1 hereto is a Reaffirmation Agreement duly executed by the Company and each Guarantor; and

(D)   the Company has caused a copy of this Additional Parity Lien Debt Certificate [and the related Collateral Trust Joinder]² to be delivered to each existing Parity Lien Representative.

IN WITNESS WHEREOF, the Company has caused this Additional Parity Lien Debt Certificate to be duly executed by the undersigned officer as of _____, 20____.

---

¹ Delete if Additional Parity Lien Debt constitutes Additional Notes.
² Delete if Additional Parity Lien Debt constitutes Additional Notes.

DENBURY RESOURCES INC.

By: _____
Name: _____
Title: _____

ACKNOWLEDGEMENT OF RECEIPT

    The undersigned, the duly appointed Collateral Trustee under the Collateral Trust Agreement, hereby acknowledges receipt of an executed copy of this Additional Parity Lien Debt Certificate.

Wilmington Trust, National Association, solely in its capacity as Collateral Trustee

By: _____
Name: _____
Title: _____

EXHIBIT 1 TO ADDITIONAL PARITY LIEN DEBT CERTIFICATE

FORM OF

REAFFIRMATION AGREEMENT

_____, 20__

Reference is made to the Collateral Trust Agreement, dated as of May 10, 2016 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "**Collateral Trust Agreement**"), among Denbury Resources Inc., a Delaware corporation (the "**Company**"), the Guarantors from time to time party thereto, [•], as Parity Lien Representative of the holders of the Notes (as defined therein), the other Parity Lien Representatives from time to time party thereto and [•], as Collateral Trustee. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Collateral Trust Agreement. This Reaffirmation Agreement is being executed and delivered as of _____, 20__ in connection with an Additional Parity Lien Debt Certificate of even date herewith which Additional Parity Lien Debt Certificate has designated Additional Parity Lien Debt entitled to the benefit of the Collateral Trust Agreement.

Each of the undersigned hereby consents to the designation of additional secured debt as Parity Lien Debt as set forth in the Additional Parity Lien Debt Certificate of even date herewith and hereby confirms its respective guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of each of the Parity Lien Documents to which it is party, and agrees that, notwithstanding the designation of such additional indebtedness or any of the transactions contemplated thereby, such guarantees, pledges, grants of security interests and other obligations, and the terms of each Parity Lien Document to which it is a party, shall continue to be in full force and effect.

Governing Law and Miscellaneous Provisions. The provisions of Article 7 of the Collateral Trust Agreement will apply with like effect to this Reaffirmation Agreement.

IN WITNESS WHEREOF, each of the undersigned has caused this Reaffirmation Agreement to be duly executed as of the date written above.

[*names of the Company and Guarantors*]

Name: _____
Title: _____

EXHIBIT B

FORM OF
COLLATERAL TRUST JOINDER - ADDITIONAL DEBT

Reference is made to the Collateral Trust Agreement, dated as of May 10, 2016 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "**Collateral Trust Agreement**"), among Denbury Resources Inc., a Delaware corporation (the "**Company**"), the Guarantors from time to time party thereto, [•], as Parity Lien Representative of the holders of the Notes (as defined therein), the other Parity Lien Representatives from time to time party thereto and [•], as Collateral Trustee. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Collateral Trust Agreement. This Collateral Trust Joinder is being executed and delivered pursuant to **Section 3.8** of the Collateral Trust Agreement as a condition precedent to the debt for which the undersigned is acting as agent being entitled to the benefits of being additional Parity Lien Debt under the Collateral Trust Agreement.

1.   Joinder. The undersigned, _____, a _____, (the "**New Representative**") as [trustee, administrative agent] under that certain [described applicable indenture, credit agreement or other document governing the additional secured debt] hereby agrees to become party as a Parity Lien Representative under the Collateral Trust Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Collateral Trust Agreement as fully as if the undersigned had executed and delivered the Collateral Trust Agreement as of the date thereof.

2.   Additional Secured Debt Designation

The undersigned, on behalf of itself and each holder of Obligations in respect of the Series of Parity Lien Debt for which the undersigned is acting as Parity Lien Representative, hereby agrees, for the enforceable benefit of each existing and future holder of Priority Lien Obligations, the Priority Lien Agent, all holders of each current and future Series of Parity Lien Debt, each other current and future Parity Lien Representative and each current and future holder of Parity Lien Obligations and as a condition to being treated as Parity Lien Debt under the Collateral Trust Agreement that:

(a)   all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any other Grantor to secure any Obligations in respect of any Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b)   the undersigned and each holder of Obligations in respect of the Series of Parity Lien Debt for which the undersigned is acting as Parity Lien Representative are bound by the provisions of the Collateral Trust Agreement and the Intercreditor Agreement, including the provisions relating to the appointment of the Collateral Trustee, the ranking of Parity Liens and the order of application of proceeds from the enforcement of Parity Liens; and

(c)   the Collateral Trustee is authorized and instructed to perform its obligations under the Collateral Trust Agreement, the other Parity Lien Security Documents and the Intercreditor Agreement.

3.   Governing Law and Miscellaneous Provisions. The provisions of Article 7 of the Collateral Trust Agreement will apply with like effect to this Collateral Trust Joinder.

IN WITNESS WHEREOF, the parties hereto have caused this Collateral Trust Joinder to be executed by their respective officers or representatives as of _____, 20____.

[*insert name of the new representative or the Trustee*]

Name: _____
Title: _____

The Collateral Trustee hereby acknowledges receipt of this Collateral Trust Joinder and agrees to act as Collateral Trustee for the [*New Representative*][*Trustee*] and the holders of the Obligations represented thereby:

Wilmington Trust, National Association, solely in its capacity as Collateral Trustee

By: _____
Name: _____
Title: _____

EXHIBIT C

FORM OF
COLLATERAL TRUST JOINDER - ADDITIONAL GRANTOR

Reference is made to the Collateral Trust Agreement, dated as of May 10, 2016 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "**Collateral Trust Agreement**"), among Denbury Resources Inc., a Delaware corporation (the "**Company**"), the Guarantors from time to time party thereto, [•], as Parity Lien Representative of the holders of the Notes (as defined therein), the other Parity Lien Representatives from time to time party thereto and [•], as Collateral Trustee. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Collateral Trust Agreement. This Collateral Trust Joinder is being executed and delivered pursuant to **Section 7.18** of the Collateral Trust Agreement.

1.   Joinder. The undersigned, _____, a _____, hereby agrees to become party as a Grantor under the Collateral Trust Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Collateral Trust Agreement as fully as if the undersigned had executed and delivered the Collateral Trust Agreement as of the date thereof.

2.   Governing Law and Miscellaneous Provisions. The provisions of Article 7 of the Collateral Trust Agreement will apply with like effect to this Collateral Trust Joinder.

IN WITNESS WHEREOF, the parties hereto have caused this Collateral Trust Joinder to be executed by their respective officers or representatives as of _____, 20____.

[_____]

By:
Name:
Title:

The Collateral Trustee hereby acknowledges receipt of this Collateral Trust Joinder and agrees to act as Collateral Trustee with respect to the Collateral pledged by the new Grantor:

Wilmington Trust, National Association, solely in its capacity as Collateral Trustee

By: _____
Name: _____
Title: _____

Exhibit C-1

INTERCREDITOR AGREEMENT

dated as of May 10, 2016 between

JPMorgan Chase Bank, N.A.,
as Priority Lien Agent,

and

Wilmington Trust, National Association,
as Second Lien Collateral Trustee

and Acknowledged and Agreed by
Denbury Resources Inc. and certain of its subsidiaries

THIS IS THE INTERCREDITOR AGREEMENT REFERRED TO IN (A) THE INDENTURE DATED AS OF MAY 10, 2016, AMONG DENBURY RESOURCES INC., CERTAIN OF ITS SUBSIDIARIES FROM TIME TO TIME PARTY THERETO, WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE AND AS COLLATERAL TRUSTEE, (B) THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF DECEMBER 9, 2014 AS HERETOFORE OR HEREAFTER AMENDED, SUPPLEMENTED, RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME, AMONG DENBURY RESOURCES INC., THE LENDERS PARTY THERETO FROM TIME TO TIME AND JPMORGAN CHASE BANK, N.A., AS ADMINISTRATIVE AGENT, (C) THE OTHER NOTE DOCUMENTS REFERRED TO IN SUCH INDENTURE AND (D) THE OTHER CREDIT DOCUMENTS REFERRED TO IN SUCH CREDIT AGREEMENT.

TABLE OF CONTENTS

INTERCREDITOR AGREEMENT, dated as of May 10, 2016 (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this "Agreement"), between JPMorgan Chase Bank, N.A., as administrative agent for the Priority Lien Secured Parties referred to herein (in such capacity, and together with its successors and assigns in such capacity, the "Original Priority Lien Agent"), and Wilmington Trust, National Association, solely in its capacity as collateral trustee for the Second Lien Secured Parties referred to herein (in such capacity, and together with its successors in such capacity, the "Original Second Lien Collateral Trustee") and acknowledged and agreed by Denbury Resources Inc., a Delaware corporation (together with its successors and assigns, "Denbury") and certain of its subsidiaries.

Reference is made to (a) the Priority Lien Credit Agreement (defined below) and (b) the Second Lien Indenture (defined below) governing the Second Lien Indenture Notes (defined below).

From time to time following the date hereof, Denbury may (i) incur Additional Notes and Additional Second Lien Obligations (each defined below) to the extent permitted by the Secured Debt Documents (as defined below), and in connection with any Additional Second Lien Obligations, the applicable Second Lien Representative (defined below) and the Second Lien Collateral Trustee (defined below) shall, concurrently with the incurrence of such Additional Second Lien Obligations, enter into a joinder to the Second Lien Collateral Trust Agreement (defined below) and (ii) incur Initial Third Lien Obligations and Additional Third Lien Obligations (each as defined below) to the extent permitted by the Secured Debt Documents, and (A) in connection with the Initial Third Lien Obligations, Denbury and certain of its subsidiaries, the Third Lien Representative (defined below) and the Third Lien Collateral Trustee (defined below) shall, concurrently with the incurrence of such Initial Third Lien Obligations, enter into a Third Lien Collateral Trust Agreement (defined below) and (B) in connection with any Additional Third Lien Obligations, the applicable Third Lien Representative (defined below) and the Third Lien Collateral Trustee shall, concurrently with the incurrence of such Additional Third Lien Obligations, enter into a joinder to the Third Lien Collateral Trust Agreement.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Original Priority Lien Agent (for itself and on behalf of the Priority Lien Secured Parties) and the Original Second Lien Collateral Trustee (for itself and on behalf of the Second Lien Secured Parties) agree as follows:

<center>

ARTICLE I
DEFINITIONS

</center>

Section 1.01   Construction; Certain Defined Terms. (a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any reference herein to any agreement, instrument, other document, statute or regulation shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles and Sections of and Annexes to this Agreement, (v) unless otherwise expressly qualified herein, the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets

and properties, including cash, securities, accounts and contract rights and (vi) the term "or" shall not be exclusive.

(b)   All terms capitalized but not defined herein have the meanings assigned to them in the Priority Lien Credit Agreement as in effect on the date hereof.

(c)   All terms used in this Agreement that are defined in Article 1, 8 or 9 of the New York UCC (whether capitalized herein or not) and not otherwise defined herein have the meanings assigned to them in Article 1, 8 or 9 of the New York UCC. If a term is defined in Article 9 of the New York UCC and another Article of the New York UCC, such term shall have the meaning assigned to it in Article 9 of the New York UCC.

(d)   Unless otherwise set forth herein, all references herein to (i) the Second Lien Collateral Trustee shall be deemed to refer to the Second Lien Collateral Trustee in its capacity as collateral trustee under the Second Lien Collateral Trust Agreement and (ii) the Third Lien Collateral Trustee shall be deemed to refer to the Third Lien Collateral Trustee in its capacity as collateral trustee under the Third Lien Collateral Trust Agreement.

(e)   As used in this Agreement, the following terms have the meanings specified below:

"Accounts" has the meaning assigned to such term in Section 3.01(a).

"Additional Notes" has the meaning given to the term "Additional Securities" in the Second Lien Indenture as in effect on the date hereof.

"Additional Second Lien Debt Facility" means any Debt for which the requirements of Section 4.04(b) of this Agreement have been satisfied, as amended, restated, modified, renewed, refunded, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Debt Document; provided that neither the Second Lien Indenture nor any Second Lien Substitute Facility shall constitute an Additional Second Lien Debt Facility at any time.

"Additional Second Lien Documents" means any Additional Second Lien Debt Facility and the Additional Second Lien Security Documents.

"Additional Second Lien Obligations" means, with respect to any Grantor, any Obligations of such Grantor owed to any Additional Second Lien Secured Party (or any of its Affiliates) in respect of the Additional Second Lien Documents.

"Additional Second Lien Secured Parties" means, at any time, the trustee, agent or other representative of the holders of any Series of Second Lien Debt that maintains the transfer register for such Series of Second Lien Debt, the beneficiaries of each indemnification obligation undertaken by any Grantor under any Additional Second Lien Document and each other holder of, or obligee in respect of, any holder or lender pursuant to any Series of Second Lien Debt outstanding at such time; provided that the Second Lien Indenture Secured Parties shall not be deemed Additional Second Lien Secured Parties.

"Additional Second Lien Security Documents" means the Additional Second Lien Debt Facility (insofar as the same grants a Lien on the Collateral) and any other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements, or grants or transfers for security, now existing or entered into after the date hereof, executed and delivered by Denbury or any other Grantor creating (or purporting to create) a Lien upon the Second Lien Collateral in favor of the Additional Second Lien Secured Parties.

"Additional Third Lien Debt Facility" means any Debt for which the requirements of Section 4.04(b) of this Agreement have been satisfied, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Debt Document; provided that no Third Lien Substitute Facility shall constitute an Additional Third Lien Debt Facility at any time.

"Additional Third Lien Documents" means any Additional Third Lien Debt Facility and the Additional Third Lien Security Documents.

"Additional Third Lien Obligations" means, with respect to any Grantor, any Obligations of such Grantor owed to any Additional Third Lien Secured Party (or any of its Affiliates) in respect of the Additional Third Lien Documents.

"Additional Third Lien Secured Parties" means, at any time, the trustee, agent or other representative of the holders of any Series of Third Lien Debt who maintains the transfer register for such Series of Third Lien Debt, the beneficiaries of each indemnification obligation undertaken by any Grantor under any Additional Third Lien Document and each other holder of, or obligee in respect of, any Series of Third Lien Debt outstanding at such time.

"Additional Third Lien Security Documents" means the Additional Third Lien Debt Facility (insofar as the same grants a Lien on the Collateral) and any other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements, or grants or transfers for security, now existing or entered into after the date hereof, executed and delivered by Denbury or any other Grantor creating (or purporting to create) a Lien upon the Third Lien Collateral in favor of the Additional Third Lien Secured Parties.

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agreement" has the meaning assigned to such term in the preamble hereto.

"Bank Product" means each and any of the following bank services and products provided to Denbury or any other Grantor by any lender under the Priority Lien Credit Agreement or any Affiliate of any such lender: (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, (b) treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services) and (c) any other demand deposit or operating account relationships or other cash management services, including pursuant to any agreement in respect of the foregoing.

"Bank Product Obligations" means any and all Obligations of Denbury or any other Grantor, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with any Bank Product.

"Bankruptcy Code" means Title 11 of the United States Code.

"Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law providing for the relief of debtors.

"Board of Directors" means, (a) with respect to a corporation, the board of directors of the corporation; (b) with respect to a partnership, the Board of Directors of the general partner of the partnership; and (c) with respect to any other Person, the board or committee of such Person serving a similar function.

"Borrowing Base" means the maximum amount in United States dollars determined or re-determined from time to time by the lenders (or such of them as shall be entitled thereunder to make such determination) under the Priority Lien Credit Agreement as the Borrowing Base (as defined therein) based on such lenders' normal and customary oil and gas reserve-based lending criteria as they exist at the particular time and which are generally applied by commercial lenders with respect to similar oil and gas reserve-based credits for similarly situated borrowers, as determined either quarterly, semi-annually or annually during each year and/or on such other occasions as may be provided for by the Priority Lien Credit Agreement; provided that the majority of commitments to lend under such Priority Lien Credit Agreement are from commercial banks, and the administrative agent for the lenders is a commercial bank, in each case, engaged in oil and gas reserve based lending in the ordinary course of their businesses (it being understood that the administrative agent and all lenders under the Priority Lien Credit Agreement as of the date hereof constitute commercial banks for purposes hereof); provided further that in no event shall the Borrowing Base exceed, as of the date of any initial determination, scheduled redetermination or interim redetermination of the Borrowing Base pursuant to the terms of the Priority Lien Credit Agreement, the Borrowing Base Cap.

"Borrowing Base Cap" means, as of the date of any initial determination, scheduled redetermination or interim redetermination of the Borrowing Base under the Priority Lien Credit Agreement pursuant to the terms thereof, an amount equal to 60% of the Net Present Value, discounted at 9% per annum, of the future net revenues (before state or federal income taxes) from Proved Reserves attributable to the Oil and Gas Properties of Denbury and the other Grantors, as estimated in the most recent Reserve Report but calculated by Denbury using Modified ACNTA Prices (after giving effect to commodity derivatives contracts in effect as of the date of determination) and otherwise prepared in accordance with SEC guidelines, after giving effect to exploration and production activities, acquisitions, dispositions and production since the date of such Reserve Report.

"Borrowing Base Certificate" has the meaning assigned to such term in Section 9.18(a)(i).

"Business Day" means any day excluding Saturday, Sunday and any other day on which banking institutions in New York City or Dallas, Texas are authorized or required by law to remain closed.

"Capital Stock" means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (however designated) in equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Carbon Dioxide Interests" shall mean all rights, titles, interests and estates now or hereafter acquired in and to carbon dioxide (whether from natural or anthropogenic sources), including, to the extent each of the following may be related thereto, leases, fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"Class" means (a) in the case of Priority Lien Debt, the Priority Lien Debt, (b) in the case of Second Lien Debt, all Series of Second Lien Debt, taken together and (c) in the case of Third Lien Debt, all Series of Third Lien Debt, taken together.

"Collateral" means all of the assets and property of any Grantor, whether real, personal or mixed, constituting Priority Lien Collateral, Second Lien Collateral and/or Third Lien Collateral.

"Credit Facilities" means one or more debt facilities (including, without limitation, the Priority Lien Credit Agreement) with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables) or letters of credit, including any notes, mortgages, guarantees, collateral documents, security documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, and any debt facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financings (including through the sale of receivables) or letters of credit that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

"Debt" means of any Person shall mean (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (c) the deferred purchase price of assets or services that in accordance with GAAP would be included as a liability on the balance sheet of such Person (other than (i) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (ii) obligations resulting under firm transportation contracts or take or pay contracts entered into in the ordinary course of business), (d) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (e) all Debt (excluding prepaid interest thereon) of any other Person secured by any Lien on any property owned by such Person, whether or not such Debt has been assumed by such Person (but if such Debt has not been assumed, limited to the lesser of the amount of such Debt and the fair market value of the property securing such Debt), (f) the principal component of all capitalized lease obligations of such Person, (g) obligations to deliver commodities, goods or services, including Hydrocarbons, in consideration of one or more advance payments, other than (1) obligations relating to net oil, natural gas liquids or natural gas balancing arrangements arising in the ordinary course of business and (2) obligations to deliver commodities or pay royalties or other payments in connection with obligations arising from net profits interests, working interests, overriding royalty interests or similar real property interests, (h) the undischarged balance of any production payment created by such Person or for the creation of which such Person directly or indirectly received payment, and (i) without duplication, all obligations of other Persons in respect of the items described in clauses (a) through (h) above guaranteed by such Person?provided that Indebtedness shall not include (i) trade and other ordinary course payables and accrued expenses arising in the ordinary course of business, (ii) deferred or prepaid revenue, (iii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller, (iv) in the case of Denbury and its Restricted Subsidiaries, (A) all intercompany Debt between Denbury and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and (B) intercompany liabilities between Denbury and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary in connection with the cash management, tax and accounting activities of Denbury and the

Restricted Subsidiaries, (v) any obligation in respect of a farm-in agreement, joint development agreement, joint operating agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property, (vi) any obligations in respect of any Hedge Agreement that is permitted under the Priority Lien Credit Agreement (other than to the extent secured by any Priority Lien Documents) and (vii) prepayments for gas or crude oil production or net gas imbalances not in excess of $50,000,000 in the aggregate at any time outstanding.

"Denbury" has the meaning assigned to such term in the preamble hereto.

"DIP Financing" has the meaning assigned to such term in Section 4.02(b).

"DIP Financing Liens" has the meaning assigned to such term in Section 4.02(b).

"DIP Lenders" has the meaning assigned to such term in Section 4.02(b).

"Discharge of Priority Lien Obligations" means the occurrence of all of the following:

(a)   termination or expiration of all commitments to extend credit that would constitute Priority Lien Obligations (other than Excess Priority Lien Obligations);

(b)   payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (other than Excess Priority Lien Obligations and other than any undrawn letters of credit);

(c)   discharge or cash collateralization (in an amount equal to the lesser of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit the reimbursement obligations in respect of which constitute Priority Lien Obligations (other than Excess Priority Lien Obligations) and the aggregate fronting and similar fees which will accrue thereon through the stated expiry of such letters of credit;

(d)   payment in full in cash of Hedging Obligations constituting Priority Lien Obligations (and, with respect to any particular Hedge Agreement, termination of such agreement and payment in full in cash of all Obligations thereunder or such other arrangements as shall have been made by the counterparty thereto (and communicated to the Priority Lien Agent) pursuant to the terms of the Priority Lien Credit Agreement); and

(e)   payment in full in cash of all other Priority Lien Obligations other than Excess Priority Lien Obligations (including without limitation, Bank Product Obligations to the extent included in Priority Lien Obligations) that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at or prior to such time);

provided however, that if, at any time after the Discharge of Priority Lien Obligations has occurred, Denbury enters into any Priority Lien Document evidencing a Priority Lien Obligation which incurrence is not prohibited by the applicable Secured Debt Documents, then such Discharge of Priority Lien Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement with respect to such new Priority Lien Obligations (other than with respect to any actions taken after and permitted as a result of the occurrence of such first Discharge of Priority Lien Obligations), and, from and after the date on which Denbury designates such Debt as Priority Lien Debt in accordance with this Agreement, the Obligations under such Priority Lien Document shall automatically and without any further action be treated as Priority Lien Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth in this Agreement, any Second Lien Obligations shall be deemed to have been at all times Second Lien Obligations and at no time Priority Lien Obligations and any Third Lien Obligations shall be deemed to have been at all times Third Lien Obligations and at no time Priority Lien Obligations or Second Lien Obligations. For the avoidance of doubt, a Replacement as contemplated by Section 4.04(a) shall not be deemed to cause a Discharge of Priority Lien Obligations.

"Discharge of Second Lien Obligations" means the occurrence of all of the following:

(a) payment in full in cash of the principal of and interest and premium (if any) on all Second Lien Debt; and

(b) payment in full in cash of all other Second Lien Obligations that are outstanding and unpaid at the time the Second Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at or prior to such time);

provided, however that if, at any time after the Discharge of Second Lien Obligations, Denbury enters into any Second Lien Document evidencing a Second Lien Obligation which incurrence is not prohibited by the applicable Secured Debt Documents, then such Discharge of Second Lien Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement with respect to such new Second Lien Obligations (other than with respect to any actions taken after and permitted as a result of the occurrence of such first Discharge of Second Lien Obligations), and, from and after the date on which Denbury designates such Debt as Second Lien Debt in accordance with this Agreement, the Obligations under such Second Lien Document shall automatically and without any further action be treated as Second Lien Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth in this Agreement, and any Third Lien Obligations shall be deemed to have been at all times Third Lien Obligations and at no time Second Lien Obligations. For the avoidance of doubt, a Replacement as contemplated by Section 4.04(a) shall not be deemed to cause a Discharge of Second Lien Obligations.

"Disposition" means any sale, lease, exchange, assignment, license, contribution, transfer or other disposition. "Dispose" shall have a correlative meaning.

"Excess Priority Lien Obligations" means the principal amount of Debt (including letters of credit and letter of credit reimbursement obligations) under the Priority Lien Credit Agreement that shall at the time of incurrence thereof, together with all other Priority Lien Debt then outstanding, exceed the amount in clause (a) of the definition of "Priority Lien Cap", and interest, fees, costs and other charges with respect to the principal amount of such excess Debt. For the avoidance of doubt, in no event shall any Hedging Obligations constituting Priority Lien Obligations or any Bank Product Obligations constituting Priority Lien Obligations constitute Excess Priority Lien Obligations.

"Governmental Authority" means the government of the United States or any other nation, or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Grantor" means Denbury and each Subsidiary that shall have granted any Lien in favor of any of the Priority Lien Agent, the Second Lien Collateral Trustee or the Third Lien Collateral Trustee on any of its assets or properties to secure any of the Secured Obligations.

"Hedge Agreements" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, fixed-price physical delivery contracts, whether or not exchange traded, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and any confirmations or trades, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement? provided, that notwithstanding the foregoing, agreements or obligations to physically sell any commodity at any index-based price shall not be considered "Hedge Agreements".

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under Hedge Agreements.

"Hydrocarbon Interests" shall mean all rights, titles, interests and estates, excluding Carbon Dioxide Interests, now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"Hydrocarbons" means all oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

"Initial Third Lien Debt Facility" means Debt secured by a Third Lien for which the requirements of Section 4.04(c) of this Agreement have been satisfied, as amended, restated, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Debt Document.

"Initial Third Lien Documents" means the Initial Third Lien Debt Facility and the Initial Third Lien Security Documents.

"Initial Third Lien Obligations" means, with respect to any Grantor, any Obligations of such Grantor owed to any Initial Third Lien Secured Party (or any of its Affiliates) in respect of the Initial Third Lien Documents.

"Initial Third Lien Secured Parties" means, at any time, the Third Lien Trustee, the Third Lien Collateral Trustee, the trustees, agents and other representatives of the holders of the Initial Third Lien Debt Facility (including any holders of notes pursuant to supplements executed in connection with the issuance of Series of Third Lien Debt under the Initial Third Lien Debt Facility) who maintain the transfer register for such Third Lien Debt, the beneficiaries of each indemnification obligation undertaken by any Grantor under any Initial Third Lien Document and each other holder of, or obligee in respect of, any

Initial Third Lien Obligations, any holder or lender pursuant to any Initial Third Lien Document outstanding at such time; provided that the Additional Third Lien Secured Parties shall not be deemed Initial Third Lien Secured Parties.

"Initial Third Lien Security Documents" means the Initial Third Lien Debt Facility (insofar as the same grants a Lien on the Collateral) and any other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or grants or transfers for security, now existing or entered into after the date hereof, executed and delivered by Denbury or any other Grantor creating (or purporting to create) a Lien upon the Third Lien Collateral in favor of the Initial Third Lien Secured Parties (including any such agreements, assignments, mortgages, deeds of trust and other documents or instruments associated with any Third Lien Substitute Facility).

"Insolvency or Liquidation Proceeding" means:

(a)   any case commenced by or against Denbury or any other Grantor under the Bankruptcy Code or any other Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Denbury or any other Grantor, any receivership or assignment for the benefit of creditors relating to Denbury or any other Grantor or any similar case or proceeding relative to Denbury or any other Grantor or its creditors, as such, in each case whether or not voluntary;

(b)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to Denbury or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(c)   any other proceeding of any type or nature (including any composition agreement) in which substantially all claims of creditors of Denbury or any other Grantor are determined and any payment or distribution is or may be made on account of such claims.

"Lien" means any interest in property securing an obligation owed to, or a claim by, a Person other than the owner of the property, whether such interest is based on common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to (a) the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes or (b) production payments and the like payable out of Oil and Gas Properties; provided that in no event shall an operating lease be deemed to be a Lien. The term "Lien" shall include easements, restrictions, servitudes, permits, conditions, covenants, exceptions or reservations.

"Modified ACNTA" has the meaning set forth in the Second Lien Indenture as in effect on the date hereof, and any component definition used therein has the meaning set forth in the Second Lien Indenture as in effect on the date hereof.

"Modified ACNTA Prices" means, as of any date of determination, the forward month prices for the most comparable hydrocarbon commodity applicable to such future production month for a five year period (or such shorter period if forward month prices are not quoted for a reasonably comparable hydrocarbon commodity for the full five year period), with such prices held constant thereafter based on the last quoted forward month price of such period, as such prices are (a) quoted on the NYMEX (or its successor) as of the calculation date (as defined in the definition of Modified ACNTA) and (b) adjusted for energy content, quality and basis differentials; provided that with respect to estimated future production for which prices are defined, within the meaning of SEC guidelines, by contractual arrangements excluding escalations based upon future conditions, then such contract prices shall be applied to future production subject to such arrangements.

"Net Present Value" means, with respect to any proved hydrocarbon reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations (including interpretations thereof) of the SEC in effect on the date hereof.

"New York UCC" means the Uniform Commercial Code as from time to time in effect in the State of New York.

"Obligations" means any principal (including reimbursement obligations and obligations to provide cash collateral with respect to letters of credit whether or not drawn), interest, premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Debt. Notwithstanding any other provision hereof, the term "Obligations" will include accrued interest, fees, costs and other charges incurred under such documentation, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding

"Officer" means, with respect to any Person, the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the General Counsel, the Controller, the Secretary or Corporate Secretary, any Executive Vice President, any Senior Vice President, any Vice President or any Assistant Vice President of such Person.

"Officers' Certificate" means a certificate signed on behalf of Denbury by any two Officers of Denbury.

"Oil and Gas Properties" means (a) Hydrocarbon Interests; (b) the Properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any Governmental Authority) which may affect all or any portion of the Hydrocarbon Interests; (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, which relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and Properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests; and (g) all Properties, rights, titles, interests and estates described or referred to above, including any and all Property, real or personal, now owned or hereinafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or Property (excluding drilling rigs, automotive equipment, rental equipment or other personal Property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, gas processing plants and pipeline systems, power and cogeneration facilities and any infrastructure related to any thereof, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

"Original Priority Lien Agent" has the meaning assigned to such term in the preamble hereto.

"Original Second Lien Collateral Trustee" has the meaning assigned to such term in the preamble hereto.

"Original Second Lien Trustee" has the meaning assigned to such term in the preamble hereto.

"Permanent Principal Repayment" means, with respect to any Priority Lien Debt, a prepayment, repayment, redemption or purchase of such Priority Lien Debt that permanently retires, or reduces the related loan commitment (if any) for, such Priority Lien Debt in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased.

"Person" means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise or a Governmental Authority.

"Petroleum Industry Standards" means the Definitions for Oil and Gas Reserves promulgated by the Society of Petroleum Engineers (or any generally recognized successor) as in effect at the time in question.

"Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"Priority Confirmation Joinder" means an agreement substantially in the form of Exhibit A.

"Priority Lien" means a Lien granted by Denbury or any other Grantor in favor of the Priority Lien Agent at any time upon any Collateral of Denbury or such Grantor to secure Priority Lien Obligations (including Liens on such Collateral under the security documents associated with any Priority Lien Substitute Facility).

"Priority Lien Agent" means the Original Priority Lien Agent, and, from and after the date of execution and delivery of a Priority Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or holders of the Debt and other Obligations evidenced thereunder or governed thereby, in each case, together with its successors in such capacity.

"Priority Lien Cap" means, with respect to any Priority Lien Debt as of the date on which such Priority Lien Debt is incurred, (a) a principal amount of Priority Lien Debt (with outstanding letters of credit being deemed to have a principal amount equal to the stated amount thereof) equal to the greatest of (i) $1,050,000,000, less the aggregate amount of all Permanent Principal Repayments of Priority Lien Debt since the date hereof that are made in satisfaction of all the requirements described in Section 4.07 of the Second Lien Indenture as in effect on the date hereof, (ii) 35% of Modified ACNTA at the time of incurrence of such Debt and (iii) the Borrowing Base in effect at the time of incurrence of such Debt, plus (b) the amount of all Hedging Obligations, to the extent such Hedging Obligations are secured by the Priority Liens, plus (c) the amount of all Bank Product Obligations, to the extent such Bank Product Obligations are secured by the Priority Liens, plus (d) the amount of accrued and unpaid interest (excluding any interest paid-in-kind) with respect to such principal amount and outstanding fees, to the extent such Obligations are secured by the Priority Liens, plus (e) any amount of protective advances made by the Priority Lien Secured Parties in respect of any Collateral for insurance, taxes or maintenance of Collateral, plus (f) fees, indemnifications, reimbursements and expenses due pursuant to the terms of any Priority Lien Debt.

"Priority Lien Collateral" means all "Collateral", as defined in the Priority Lien Credit Agreement or any other Priority Lien Document, and any other assets of any Grantor now or at any time hereafter subject to Liens which secure, but only to the extent securing, any Priority Lien Obligation.

"Priority Lien Credit Agreement" means the Amended and Restated Credit Agreement among Denbury as borrower and JPMorgan Chase Bank, N.A. as administrative agent and certain other financial institutions, dated December 9, 2014, as amended on May 4, 2015, as further amended on February 17, 2016, and as further amended on April 18, 2016, as such agreement may be amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time with the same and/or different lenders and/or agents and any credit agreement, loan agreement or any other agreement or instrument evidencing or governing the terms of any Priority Lien Substitute Facility.

"Priority Lien Debt" means the Debt under the Priority Lien Credit Agreement (including reimbursement obligations with respect to letters of credit).

"Priority Lien Documents" means the Priority Lien Credit Agreement, the Priority Lien Security Documents, the other "Credit Documents" (as defined in the Priority Lien Credit Agreement), any documents with respect to Hedging Obligations and Banking Service Obligations secured under the terms of Priority Lien Security Documents and all other loan documents, notes, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, any Priority Lien Substitute Facility.

"Priority Lien Obligations" means the Priority Lien Debt and all other Obligations in respect of or in connection with Priority Lien Debt together with Hedging Obligations and Bank Product Obligations. For the avoidance of doubt, Hedging Obligations and Bank Product Obligations shall only constitute Priority Lien Obligations to the extent that such Hedging Obligations or Bank Product Obligations, as applicable, are secured under the terms of the Priority Lien Credit Agreement and Priority Lien Security Documents. Notwithstanding any other provision hereof, the term "Priority Lien Obligations" will include accrued interest, fees, costs and other charges incurred under the Priority Lien Credit Agreement and the other Priority Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding. To the extent that any payment with respect to the Priority Lien Obligations (whether by or on behalf of Denbury or any other Grantor, as proceeds of security, enforcement of any right of set-off, or otherwise) is declared to be fraudulent or preferential in any respect, set aside, or required to be paid to a debtor in possession, trustee, receiver, or similar Person, then the Obligation or part thereof originally intended to be satisfied will be deemed to be reinstated and outstanding as if such payment had not occurred.

"Priority Lien Secured Parties" means, at any time, (a) the Priority Lien Agent, (b) each lender or issuing bank under the Priority Lien Credit Agreement, (c) each holder, provider or obligee of any Hedging Obligations or Bank Product Obligations that (i) is a lender under the Priority Lien Credit Agreement or an Affiliate (as defined in the Priority Lien Credit Agreement) thereof or of the Priority Lien Agent, or (ii) was such a lender or Affiliate of a lender or of the Priority Lien Agent at the time such Hedging Obligation or Bank Product Obligation, as applicable, was entered into, and is a secured party (or a party entitled to the benefits of the security) under any Priority Lien Document, (d) the beneficiaries of each indemnification obligation undertaken by any Grantor under any Priority Lien Document, (e) each other Person that provides letters of credit, guarantees or other credit support related thereto under any Priority Lien Document and (f) each other holder of, or obligee in respect of, any Priority Lien Obligations (including pursuant to a Priority Lien Substitute Facility), in each case to the extent designated as a secured party (or a party entitled to the benefits of the security) under any Priority Lien Document outstanding at such time.

"Priority Lien Security Documents" means the Priority Lien Credit Agreement (insofar as the same grants a Lien on the Collateral), each agreement listed in Part A of Exhibit B hereto, and any other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, control agreements or grants or transfers for security, now existing or entered into after the date hereof, executed and delivered by Denbury or any other Grantor creating (or purporting to create) a Lien upon Collateral in favor of the Priority Lien Agent (including any such agreements, assignments, mortgages, deeds of trust and other documents or instruments associated with any Priority Lien Substitute Facility).

"Priority Lien Substitute Facility" means any Credit Facility (without regard to any subsequent replacements thereof contemplated in the definition thereof unless each such replacement also complies with the requirements of this definition) with respect to which the requirements of Section 4.04(a) of this Agreement have been satisfied and that Replaces the Priority Lien Credit Agreement then in existence. For the avoidance of doubt, no Priority Lien Substitute Facility shall be required to be a revolving or asset-based loan facility and any such facility may be evidenced or governed by a credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument; provided that the Liens securing any such Priority Lien Substitute Facility shall be subject to the terms of this Agreement for all purposes (including the lien priorities set forth herein as of the date hereof) to the same extent as the Liens securing the other Priority Lien Obligations.

"Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, cash, securities, accounts, contract rights, Capital Stock and other securities issued by any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

"Proved Reserves" means oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and one of the following: (a) "Developed Producing Reserves", (b) "Developed Non-Producing Reserves" or (c) "Undeveloped Reserves."

"Purchasable Obligations" has the meaning assigned to such term in Section 3.06(a).

"Recovery" has the meaning assigned to such term in Section 4.03(a).

"Replaces" means, (a) in respect of any agreement with reference to the Priority Lien Credit Agreement or the Priority Lien Obligations or any Priority Lien Substitute Facility, that such agreement refunds, refinances, amends and restates or replaces the Priority Lien Credit Agreement, the Priority Lien Obligations or such Priority Lien Substitute Facility in whole (in a transaction that is in compliance with Section 4.04(a)) and results in all commitments thereunder being terminated, or, to the extent permitted by the terms of the Priority Lien Credit Agreement, Priority Lien Obligations or such Priority Lien Substitute Facility, in part, (b) in respect of any agreement with reference to the Second Lien Documents, the Second Lien Obligations or any Second Lien Substitute Facility, that such Debt refunds, refinances, amends and restates or replaces the Second Lien Documents, the Second Lien Obligations or such Second Lien Substitute Facility in whole (in a transaction that is in compliance with Section 4.04(a)) and that results in all commitments thereunder being terminated, or, to the extent permitted by the terms of the Second Lien Documents, the Second Lien Obligations or such Second Lien Substitute Facility, in part and (c) in respect of any agreement with reference to the Third Lien Documents, the Third Lien Obligations or any Third Lien Substitute Facility, that such Debt refunds, refinances, amends and restates or replaces the Third Lien Documents, the Third Lien Obligations or such Third Lien Substitute Facility in whole (in a transaction that is in compliance with Section 4.04(a)) and that results in all commitments thereunder being terminated, or, to the extent permitted by the terms of the Third Lien Documents, the Third Lien Obligations or such Third Lien Substitute Facility, in part. "Replace," "Replaced," "Replacing" and "Replacement" shall have correlative meanings.

"Reserve Report" means a report setting forth, as of each June 30th and December 31st, as applicable (or such other date in the event of any interim redetermination of the Borrowing Base pursuant to the terms of the Priority Lien Credit Agreement), the Proved Reserves and the Proved Developed Reserves attributable to the Oil and Gas Properties of Denbury and the other Grantors, together with a projection of the rate of production and future net income, taxes, operating expenses and capital expenditures with respect thereto as of such date, in each case in the form delivered in accordance with the requirements of the Priority Lien Credit Agreement, or if there is no Priority Lien Credit Agreement requiring delivery of a Reserve Report, in form substantially consistent as determined in good faith by Denbury with the form of Reserve Report required under the Priority Lien Credit Agreement as in effect on the date hereof.

"Restricted Subsidiaries" has the meaning assigned to such term in the Priority Lien Credit Agreement, as in effect from time to time.

"SEC" means the Securities and Exchange Commission.

"Second Lien" means a Lien granted by any Grantor in favor of the Second Lien Collateral Trustee, at any time, upon any Collateral of such Grantor to secure the Second Lien Obligations (including Liens on such Collateral under the security documents associated with any Second Lien Substitute Facility).

"Second Lien Collateral" means all "Collateral", as defined in any Second Lien Document, and any other assets of any Grantor now or at any time hereafter subject to Liens which secure, but only to the extent securing, any Second Lien Obligations.

"Second Lien Collateral Trust Agreement" means the Collateral Trust Agreement dated as of the date hereof among Denbury, the other Grantors from time to time party thereto, the Second Lien Trustee, the other Second Lien Representatives from time to time party thereto and the Second Lien Collateral Trustee, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time in accordance with each applicable Second Lien Document.

"Second Lien Collateral Trustee" means the Original Second Lien Collateral Trustee and, from and after the date of execution and delivery of a Second Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or other holders of the Debt and other obligations evidenced or governed thereby, in each case together with its successors in such capacity appointed in accordance with the terms of the Second Lien Collateral Trust Agreement.

"Second Lien Debt" means the Debt under the Second Lien Indenture Notes issued on the date hereof and guarantees thereof and all additional Debt incurred under any Additional Second Lien Documents and all additional Debt in respect of Additional Notes and guarantees thereof, in each case that was permitted to be incurred and secured in accordance with the Secured Debt Documents and with respect to which the requirements of Section 4.04(b) have been (or are deemed to have been) satisfied, and all Debt incurred under any Second Lien Substitute Facility.

"Second Lien Documents" means the Second Lien Indenture Documents and the Additional Second Lien Documents.

"Second Lien Indenture" means the Indenture dated as of the date hereof among Denbury, the Grantors party thereto from time to time, the Original Second Lien Trustee and the Original Second Lien Collateral Trustee, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time in accordance with the terms hereof (including any supplements executed in connection with the issuance of any Series of Second Lien Debt under the Second Lien Indenture) unless restricted by the terms of this Agreement, and any credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any Second Lien Substitute Facility.

"Second Lien Indenture Documents" means the Second Lien Indenture, the Second Lien Indenture Notes, the Second Lien Indenture Security Documents and all other documents, notes, guarantees, instruments and agreements governing or evidencing the Second Lien Indenture Obligations or any Second Lien Substitute Facility.

"Second Lien Indenture Notes" means (i) the 9% Senior Secured Second Lien Notes due 2021 issued under the Second Lien Indenture on the date hereof and (ii) any Additional Notes permitted to be issued and secured under the Second Lien Indenture and for which the requirements of Section 3.8 of the Second Lien Collateral Trust Agreement have been satisfied.

"Second Lien Indenture Obligations" means, with respect to any Grantor, any Obligations of such Grantor owed to any Second Lien Indenture Secured Party (or any of its Affiliates) in respect of the Second Lien Indenture Documents.

"Second Lien Indenture Secured Parties" means, at any time, the Second Lien Trustee, the Second Lien Collateral Trustee, the trustees, agents and other representatives of the holders of the Second Lien Indenture Notes (including any holders of notes pursuant to supplements executed in connection with the issuance of any Series of Second Lien Debt under the Second Lien Indenture) who maintain the transfer register for such Second Lien Indenture Notes or such Series of Second Lien Debt, the beneficiaries of each indemnification obligation undertaken by any Grantor under any Second Lien Indenture Document, each other holder of, or obligee in respect of, any Second Lien Indenture Notes or any other Second Lien Indenture Document outstanding at such time; provided that the Additional Second Lien Secured Parties shall not be deemed Second Lien Indenture Secured Parties.

"Second Lien Indenture Security Documents" means the Second Lien Indenture (insofar as the same grants a Lien on the Collateral), the Second Lien Collateral Trust Agreement, each agreement listed in Part B of Exhibit B hereto and any other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements, or grants or transfers for security, now existing or entered into after the date hereof, executed and delivered by Denbury or any other Grantor creating (or purporting to create) a Lien upon Collateral in favor of the Second Lien Collateral Trustee (including any such agreements, assignments, mortgages, deeds of trust and other documents or instruments associated with any Second Lien Substitute Facility).

"Second Lien Obligations" means Second Lien Debt and all other Obligations in respect thereof. Notwithstanding any other provision hereof, the term "Second Lien Obligations" will include accrued interest, fees, costs, and other charges incurred under the Second Lien Indenture and the other Second Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding.

"Second Lien Purchaser Representative" means (a) initially, the Second Lien Trustee or (b) such other Person as is appointed from time to time by the Second Lien Purchasers to replace the Second Lien Trustee (or subsequent Second Lien Purchaser Representative) pursuant to a written notice to the Priority Lien Agent.

"Second Lien Purchasers" has the meaning assigned to such term in Section 3.06(a).

"Second Lien Recovery" has the meaning assigned to such term in Section 4.03(b).

"Second Lien Representative" means (a) in the case of the Second Lien Indenture Notes, the Second Lien Trustee, and (b) in the case of any other Series of Second Lien Debt, the trustee, agent or representative of the holders of such Series of Second Lien Debt that (i) is appointed as a Second Lien Representative (for purposes related to the administration of the Additional Second Lien Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Second Lien Debt, together with its successors in such capacity, and (ii) has become party to the Second Lien Collateral Trust Agreement by executing a joinder in the form required under the Second Lien Collateral Trust Agreement.

"Second Lien Secured Parties" means the Second Lien Indenture Secured Parties and the Additional Second Lien Secured Parties.

"Second Lien Security Documents" means the Second Lien Indenture Security Documents and the Additional Second Lien Security Documents.

"Second Lien Standstill Period" has the meaning assigned to such term in Section 3.02(a)(i).

"Second Lien Substitute Facility" means any facility with respect to which the requirements of Section 4.04(a) and (b) of this Agreement have been satisfied and that is permitted to be incurred pursuant to the Priority Lien Documents and that Replaces the Second Lien Indenture and/or any Additional Second Lien Debt Facility then in existence. For the avoidance of doubt, no Second Lien Substitute Facility shall be required to be evidenced by notes or other instruments and any such facility may be evidenced or governed by a credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument; provided that the Liens securing any such Second Lien Substitute Facility shall be subject to the terms of this Agreement for all purposes (including the lien priorities set forth herein as of the date hereof) to the same extent as the Liens securing the other Second Lien Obligations.

"Second Lien Trustee" means the Original Second Lien Trustee, and, from and after the date of execution and delivery of a Second Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or other holders of the Debt and other obligations evidenced thereunder or governed thereby, together with its successors in such capacity appointed pursuant to the terms of the Second Lien Indenture.

"Secured Debt Documents" means the Priority Lien Documents, the Second Lien Documents and the Third Lien Documents.

"Secured Debt Representative" means the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee, as applicable.

"Secured Obligations" means the Priority Lien Obligations, the Second Lien Obligations and the Third Lien Obligations.

"Secured Parties" means the Priority Lien Secured Parties, the Second Lien Secured Parties and the Third Lien Secured Parties.

"Security Documents" means the Priority Lien Security Documents, the Second Lien Security Documents and the Third Lien Security Documents.

"Series of Second Lien Debt" means, severally, the Second Lien Indenture Notes and each other issue or series of Second Lien Debt (including any Additional Second Lien Debt Facility) for which a single transfer register is maintained.

"Series of Secured Debt" means the Priority Lien Debt, each Series of Second Lien Debt and each Series of Third Lien Debt.

"Series of Third Lien Debt" means, severally, the Initial Third Lien Debt Facility and each other issue or series of Third Lien Debt (including any Additional Third Lien Debt Facility) for which a single transfer register is maintained.

"Standstill Period" means the Second Lien Standstill Period, the Third Lien First Standstill Period and the Third Lien Second Standstill Period, as applicable.

"Subsidiary" means any subsidiary of Denbury.

"subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more subsidiaries of such Person or (c) one or more subsidiaries of such Person.

"Third Lien" means a Lien granted by any Grantor in favor of the Third Lien Collateral Trustee at any time, upon any Collateral of such any Grantor to secure Third Lien Obligations (including Liens on such Collateral under the security documents associated with any Third Lien Substitute Facility).

"Third Lien Collateral" means all "Collateral", as defined in any Third Lien Document, and any other assets of any Grantor now or at any time hereafter subject to Liens which secure, but only to the extent securing, any Third Lien Obligations.

"Third Lien Collateral Trust Agreement" means from and after the date of execution and delivery of the Initial Third Lien Debt Facility, a collateral trust agreement entered into among Denbury, the other Grantors, the Third Lien Trustee, the other Third Lien Representatives and the Third Lien Collateral Trustee, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time, in accordance with each applicable Third Lien Document.

"Third Lien Collateral Trustee" means from and after the date of execution and delivery of the Initial Third Lien Debt Facility, the agent, collateral agent, trustee, collateral trustee or other representative of the lenders or other holders of the Debt and other Obligations evidenced or governed thereby, together with its successors in such capacity appointed in accordance with the terms of the Third Lien Collateral Trust Agreement.

"Third Lien Debt" means Debt under the Initial Third Lien Debt Facility and Debt incurred under any Additional Third Lien Documents with respect to which the requirements of Section 4.04(c) have been satisfied, and all Debt incurred under any Third Lien Substitute Facility.

"Third Lien Documents" means the Initial Third Lien Documents, the Additional Third Lien Documents and all other loan documents, notes, guarantees, instruments and agreements governing or evidencing any Third Lien Substitute Facility.

"Third Lien Excluded Property" means property that, by the terms of the Third Lien Security Documents, is expressly excluded from the Third Lien Collateral.

"Third Lien First Standstill Period" has the meaning assigned to such term in Section 3.02(a)(ii).

"Third Lien Obligations" means Third Lien Debt and all other Obligations in respect thereof. Notwithstanding any other provision hereof, the term "Third Lien Obligations" will include accrued interest, fees, costs and other charges incurred under the Third Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding.

"Third Lien Representative" means (a) in the case of the Initial Third Lien Debt Facility, the Third Lien Trustee and (b) in the case of any other Series of Third Lien Debt, the trustee, agent or representative of the holders of such Series of Third Lien Debt who (i) is appointed as a Third Lien Representative (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Third Lien Debt, in each case, together with its successors in such capacity, and (ii) has become party to the Third Lien Collateral Trust Agreement by executing a joinder in the form required under the Third Lien Collateral Trust Agreement.

"Third Lien Second Standstill Period" has the meaning assigned to such term in Section 3.02(b).

"Third Lien Secured Parties" means the Initial Third Lien Secured Parties and the Additional Third Lien Secured Parties.

"Third Lien Security Documents" means the Initial Third Lien Security Documents and the Additional Third Lien Security Documents.

"Third Lien Substitute Facility" means any facility with respect to which the requirements of Section 4.04(a) and (b) of this Agreement have been satisfied and that is permitted to be incurred pursuant to the Priority Lien Documents and the Second Lien Documents and that Replaces any Initial Third Lien Debt Facility and/or Additional Third Lien Debt Facility then in existence. For the avoidance of doubt, no Third Lien Substitute Facility shall be required to be evidenced by notes or other instruments and any such facility may be evidenced or governed by a credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument; provided that the Liens securing any such Third Lien Substitute Facility shall be subject to the terms of this Agreement for all purposes (including the lien priorities set forth herein as of the date hereof) to the same extent as the Liens securing the other Third Lien Obligations.

"Third Lien Trustee" means, from and after the date of execution and delivery of the Initial Third Lien Debt Facility or Third Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or other holders of the Debt and other Obligations evidenced thereunder or governed thereby, together with its successors in such capacity.

"Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of contingency) to vote in the election of members of the Board of Directors of such Person.

ARTICLE II
LIEN PRIORITIES

Section 2.01   Relative Priorities.

(a)   The grant of the Priority Liens pursuant to the Priority Lien Documents, the grant of the Second Liens pursuant to the Second Lien Documents and the grant of the Third Liens pursuant to the Third Lien Documents each create separate and distinct Liens on the Collateral.

(b)   Notwithstanding anything contained in this Agreement, the Priority Lien Documents, the Second Lien Documents, the Third Lien Documents or any other agreement or instrument or operation of law to the contrary, or any other circumstance whatsoever and irrespective of (i) how a Lien was acquired (whether by grant, possession, statute, operation of law, subrogation, or otherwise), (ii) the time, manner, or order of the grant, attachment or perfection of a Lien, (iii) any conflicting provision of the New York UCC or other applicable law, (iv) any defect in, or non-perfection, setting aside, or avoidance of, a Lien or a Priority Lien Document, a Second Lien Document or a Third Lien Document, (v) the modification of a Priority Lien Obligation, a Second Lien Obligation or a Third Lien Obligation, or (vi) the subordination of a Lien on Collateral securing a Priority Lien Obligation to a Lien securing another obligation of Denbury or any other Person that is permitted under the Priority Lien Documents as in effect on the date hereof or securing a DIP Financing, each of the Second Lien Collateral Trustee, on behalf of itself and the other Second Lien Secured Parties, and the Third Lien Collateral Trustee, on behalf of itself and the other Third Lien Secured Parties, hereby agrees that (i) any Priority Lien on any Collateral now or hereafter held by or for the benefit of any Priority Lien Secured Party shall be senior in right, priority, operation, effect and in all other respects to (A) any and all Second Liens on any Collateral, subject to the Priority Lien Cap, and (B) any and all Third Liens on any Collateral, (ii) any Second Lien on any Collateral now or hereafter held by or for the benefit of any Second Lien Secured Party shall be (A) junior and subordinate in right, priority, operation, effect and in all other respects to any and all Priority Liens on any Collateral, subject to the Priority Lien Cap, and (B) senior in right, priority, operation, effect and in all other respects to any and all Third Liens on any Collateral and (iii) any Third Lien on any Collateral now or hereafter held by or for the benefit of any Third Lien Secured Party shall be junior and subordinate in right, priority, operation, effect and in all other respects to (A) any and all Priority Liens on any Collateral (without regard to the Priority Lien Cap) and (B) any and all Second Liens on any Collateral. The subordination of the Liens securing the Second Lien Obligations to the Liens securing the Priority Lien Obligations (subject to the Priority Lien Cap) and the subordination of the Liens securing the Third Lien Obligations to the Liens securing Priority Lien Obligations (without regard to the Priority Lien Cap) and to the Liens securing the Second Lien Obligations set forth in this Section 2.01(b) affects only the relative priority of those Liens, and does not subordinate the Second Lien Obligations or the Third Lien Obligations in right of payment to the Priority Lien Obligations, and does not subordinate the Excess Priority Lien Obligations or the Third Lien Obligations in right of payment to the Second Lien Obligations.

(c)   It is acknowledged that (i) the aggregate amount of the Priority Lien Obligations may be increased from time to time pursuant to the terms of the Priority Lien Documents, (ii) a portion of the Priority Lien Obligations consists or may consist of Debt that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and (iii) (A) the Priority Lien Documents may be replaced, restated, supplemented, restructured or otherwise amended or modified from time to time and (B) the Priority Lien Obligations may be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, in the case of the foregoing (A) and (B) all without affecting the subordination of the Second Liens (subject to the Priority Lien Cap) or Third Liens (without regard to the Priority Lien Cap) hereunder or the provisions of this Agreement defining the relative rights of the Priority Lien Secured Parties, the Second Lien Secured Parties and the Third Lien Secured Parties in connection with the Collateral. Subject in each case to the Priority Lien Documents and this Agreement, it is acknowledged that (i) the aggregate amount of Second Lien Obligations may be increased from time to time pursuant to the terms of the Second Lien Documents and (ii) (A) the Second Lien Documents may be replaced, restated, supplemented, restructured or otherwise amended or modified from time to time and (B) the Second Lien Obligations may be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, in the case of the foregoing (A) and (B) all without affecting the subordination of the Third Liens hereunder or the provisions of this Agreement defining the relative rights of the Priority Lien Secured Parties, the Second Lien Secured Parties and the Third Lien Secured Parties in connection with the Collateral. The lien priorities provided for herein shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, renewal, restatement or Replacement of the Priority Lien Obligations (or any part thereof), the Second Lien Obligations (or any part thereof) or the Third Lien Obligations (or any part thereof), by the release of any Collateral or of any guarantees for any Priority Lien Obligations or the Second Lien Obligations or by any action that any Secured Debt Representative or Secured Party may take or fail to take in respect of any Collateral.

Section 2.02   Prohibition on Marshalling, Etc.

(a)   So long as the Discharge of Priority Lien Obligations has not occurred, the Second Lien Collateral Trustee will not assert any marshalling, appraisal, valuation, or other similar right that may otherwise be available to such Second Lien Collateral Trustee, for itself, or as a representative of another Person.

(b)   So long as the Discharge of Priority Lien Obligations and the Discharge of Second Lien Obligations has not occurred, the Third Lien Collateral Trustee will not assert any marshalling, appraisal, valuation, or other similar right that may otherwise be available to such Third Lien Collateral Trustee, for itself, or as a representative of another Person.

Section 2.03   No New Liens. The parties hereto agree that, (a) so long as the Discharge of Priority Lien Obligations has not occurred, none of the Grantors shall, nor shall any Grantor permit any of its subsidiaries to, (i) grant or permit any additional Liens on any asset of such Grantor to secure any Third Lien Obligation, or take any action to perfect any additional Liens to secure any Third Lien Obligation, unless it has granted, or substantially concurrently therewith grants (or offers to grant), a Lien on such asset to secure (A) the Priority Lien Obligations and has taken all actions required to perfect such Liens and (B) the Second Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the Priority Lien Agent or the Second Lien Collateral Trustee to accept such Lien will not prevent the Third Lien Collateral Trustee from taking the Lien, (ii) grant or permit any additional Liens on any asset of any Grantor to secure any Second Lien Obligation, or take any action to perfect any additional Liens to secure any Second Lien Obligation, unless it has granted, or substantially concurrently therewith grants (or offers to grant), a Lien on such asset of such Grantor to secure (A) the Priority Lien Obligations and has taken all actions required to perfect such Liens and (B) the Third Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the Priority Lien Agent or the Third Lien Collateral Trustee to accept such Lien will not prevent the Second Lien Collateral Trustee from taking the Lien, or (iii) grant or permit any additional Liens on any asset of a Grantor to secure any Priority Lien Obligation, or take any action to perfect any additional Liens to secure any Priority Lien Obligation, unless it has granted, or substantially concurrently therewith grants (or offers to grant), a Lien on such asset of such Grantor to secure (A) the Second Lien Obligations and has taken all actions required to perfect such Liens and (B) the Third Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the Second Lien Collateral Trustee or the Third Lien Collateral Trustee to accept such Lien will not prevent the Priority Lien Agent from taking the Lien and (b) after the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, none of the Grantors shall, nor shall any Grantor permit any of its subsidiaries to, (i) grant or permit any additional Liens on any asset of a Grantor to secure any Second Lien Obligation, or take any action to perfect any additional Liens to secure any Second Lien Obligation, unless it has granted, or substantially concurrently therewith grants (or offers to grant), a Lien on such asset of a Grantor to secure the Third Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the Third Lien Collateral Trustee to accept such Lien will not prevent the Second Lien Collateral Trustee from taking the Lien, or (ii) grant or permit any additional Liens on any asset to secure any Third Lien Obligations, or take any action to perfect any additional Liens to secure any Third Lien Obligation, unless it has granted, or substantially concurrently therewith grants (or offers to grant), a Lien on such asset to secure the Second Lien Obligations and has taken all actions required to perfect such Liens; provided, however, that the refusal or inability of the Second Lien Collateral Trustee to accept such Lien will not prevent the Third Lien Collateral Trustee from taking the Lien, with each such Lien as described in clauses (a) and (b) of this Section 2.03 to be subject to the provisions of this Agreement. To the extent that the provisions of the immediately preceding sentence are not complied with for any reason, without limiting any other right or remedy available to the Priority Lien Agent, the other Priority Lien Secured Parties, the Second Lien Collateral Trustee, the other Second Lien Secured Parties, the Third Lien Collateral Trustee or the other Third Lien Secured Parties, each of the Second Lien Collateral Trustee, for itself and on behalf of the other Second Lien Secured Parties, and the Third Lien Collateral Trustee, for itself and on behalf of the other Third Lien Secured Parties, agrees that any amounts received by or distributed to any Second Lien Secured Party or Third Lien Secured Party, as applicable, pursuant to or as a result of any Lien granted in contravention of this Section 2.03, shall be subject to Section 3.05(b).

Section 2.04   Similar Collateral and Agreements. The parties hereto acknowledge and agree that it is their intention that the Priority Lien Collateral, the Second Lien Collateral and the Third Lien Collateral be identical other than with respect to Third Lien Excluded Property which shall not constitute Third Lien Collateral. In furtherance of the foregoing, the parties hereto agree (a) to cooperate in good faith in order to determine, upon any reasonable request by the Priority Lien Agent, the Second Lien Collateral Trustee or the Third Lien Collateral Trustee, the specific assets included in the Priority Lien Collateral, the Second Lien Collateral and the Third Lien Collateral, the steps taken to perfect the Priority Liens, the Second Liens and the Third Liens thereon and the identity of the respective parties obligated under the Priority Lien Documents, the Second Lien Documents and the Third Lien Documents in respect of the Priority Lien Obligations, the Second Lien Obligations and the Third Lien Obligations, respectively, (b) that the Second Lien Security Documents creating Liens on the Collateral shall be in all material respects the same forms of documents as the respective Priority Lien Security Documents creating Liens on the Collateral other than (i) with respect to the priority nature of the Liens created thereunder in such Collateral, (ii) other modifications to the Second Lien Security Documents that are less restrictive than the corresponding Priority Lien Security Documents, (iii) provisions in the Second Lien Security Documents that are solely applicable to the rights and duties of the Second Lien Secured Parties, and (iv) deletions or modifications of representations, warranties and covenants that are customary with respect to security documents establishing Liens securing publicly traded debt securities, (c) that the Third Lien Security Documents creating Liens on the Collateral shall be in all material respects the same forms of documents as the respective Priority Lien Security Documents and Second Lien Security Documents creating Liens on the Collateral other than (i) with respect to the priority nature of the Liens created thereunder in such Collateral, (ii) other modifications to such Third Lien Security Documents that are less restrictive than the corresponding Priority Lien Security Documents and Second Lien Security Documents, (iii) provisions in the Third Lien Security Documents that are solely applicable to the rights and duties of the Third Lien Secured Parties, (iv) deletions or modifications of representations, warranties and covenants that are customary with respect to security documents establishing Liens securing publicly traded debt securities, and (v) deletions or modifications necessary to exclude the Third Lien Excluded Property from the Third Lien Collateral, (d) that at no time shall there be any Grantor that is an obligor in respect of the Second Lien Obligations that is not also an obligor in respect of the Priority Lien Obligations, (e) that at no time shall there be any Grantor that is an obligor in respect of the Third Lien Obligations that is not also an obligor in respect of the Priority Lien Obligations and the Second Lien

Obligations (except to the extent otherwise permitted by the Second Lien Documents), and (f) that at no time shall there be a Grantor that is an obligor in respect of the Priority Lien Obligations that is not also an obligor in respect of the Second Lien Obligations and, if required by the Third Lien Documents, the Third Lien Obligations (except to the extent otherwise permitted by the Second Lien Documents).

Section 2.05   <u>No Duties of Priority Lien Agent</u>. Each of the Second Lien Collateral Trustee, for itself and on behalf of each Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, acknowledges and agrees that neither the Priority Lien Agent nor any other Priority Lien Secured Party shall have any duties or other obligations to any such Second Lien Secured Party or Third Lien Secured Party with respect to any Collateral, other than to transfer to the Second Lien Collateral Trustee any remaining Collateral and any proceeds of the sale or other Disposition of any such Collateral remaining in its possession following the associated Discharge of Priority Lien Obligations, in each case without representation or warranty on the part of the Priority Lien Agent or any Priority Lien Secured Party. In furtherance of the foregoing, each Second Lien Secured Party and Third Lien Secured Party acknowledges and agrees that until the Discharge of Priority Lien Obligations (subject to the terms of <u>Section 3.02</u>, including the rights of the Second Lien Secured Parties and the Third Lien Secured Parties following the expiration of any applicable Standstill Period), the Priority Lien Agent shall be entitled, for the benefit of the Priority Lien Secured Parties, to sell, transfer or otherwise Dispose of or deal with such Collateral, as provided herein and in the Priority Lien Documents, without regard to (a) any Second Lien or any rights to which the Second Lien Collateral Trustee or any Second Lien Secured Party would otherwise be entitled as a result of such Second Lien or (b) any Third Lien or any rights to which the Third Lien Collateral Trustee or any Third Lien Secured Party would otherwise be entitled as a result of such Third Lien. Without limiting the foregoing, each Second Lien Secured Party and Third Lien Secured Party agrees that neither the Priority Lien Agent nor any other Priority Lien Secured Party shall have any duty or obligation first to marshal or realize upon any type of Collateral, or to sell, Dispose of or otherwise liquidate all or any portion of such Collateral, in any manner that would maximize the return to the Second Lien Secured Parties or the Third Lien Secured Parties, notwithstanding that the order and timing of any such realization, sale, Disposition or liquidation may affect the amount of proceeds actually received by the Second Lien Secured Parties or the Third Lien Secured Parties, as applicable, from such realization, sale, Disposition or liquidation. Each of the Second Lien Secured Parties and Third Lien Secured Parties waives any claim such Second Lien Secured Party or Third Lien Secured Party may now or hereafter have against the Priority Lien Agent or any other Priority Lien Secured Party arising out of any actions which the Priority Lien Agent or the Priority Lien Secured Parties take or omit to take (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral, and actions with respect to the collection of any claim for all or any part of the Priority Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the Priority Lien Documents or the valuation, use, protection or release of any security for the Priority Lien Obligations.

Section 2.06   <u>No Duties of Second Lien Collateral Trustee</u>. The Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, acknowledges and agrees that neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party shall have any duties or other obligations to such Third Lien Secured Party with respect to any Collateral, other than to transfer to the Third Lien Collateral Trustee any remaining Collateral and any proceeds of the sale or other Disposition of any such Collateral remaining in its possession following the associated Discharge of Second Lien Obligations (provided such Discharge of Second Lien Obligations occurs after the Discharge of Priority Lien Obligations), in each case without representation or warranty on the part of the Second Lien Collateral Trustee or any Second Lien Secured Party. In furtherance of the foregoing, each Third Lien Secured Party acknowledges and agrees that after the Discharge of Priority Lien Obligations and until the Discharge of Second Lien Obligations (subject to the terms of <u>Section 3.02</u>, including the rights of the

Third Lien Secured Parties following expiration of the Third Lien Second Standstill Period), the Second Lien Collateral Trustee shall be entitled, for the benefit of the Second Lien Secured Parties, to sell, transfer or otherwise Dispose of or deal with such Collateral, as provided herein and in the Second Lien Documents, without regard to any Third Lien or any rights to which the Third Lien Collateral Trustee or any Third Lien Secured Party would otherwise be entitled as a result of such Third Lien. Without limiting the foregoing, each Third Lien Secured Party agrees that neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party shall have any duty or obligation first to marshal or realize upon any type of Collateral, or to sell, Dispose of or otherwise liquidate all or any portion of such Collateral in any manner that would maximize the return to the Third Lien Secured Parties, notwithstanding that the order and timing of any such realization, sale, Disposition or liquidation may affect the amount of proceeds actually received by the Third Lien Secured Parties from such realization, sale, Disposition or liquidation. Following the Discharge of Priority Lien Obligations and the Discharge of Second Lien Obligations, the Third Lien Collateral Trustee and the other Third Lien Secured Parties may, subject to any other agreements binding on the Third Lien Collateral Trustee or such other Third Lien Secured Parties, assert their rights under the New York UCC or otherwise to any proceeds remaining following a sale, Disposition or other liquidation of Collateral by, or on behalf of the Third Lien Secured Parties. Each of the Third Lien Secured Parties waives any claim such Third Lien Secured Party may now or hereafter have against the Second Lien Collateral Trustee or any other Second Lien Secured Party arising out of any actions which the Second Lien Collateral Trustee or the Second Lien Secured Parties take or omit to take (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral, and actions with respect to the collection of any claim for all or any part of the Second Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the Second Lien Documents or the valuation, use, protection or release of any security for the Second Lien Obligations.

ARTICLE III
ENFORCEMENT RIGHTS; PURCHASE OPTION

Section 3.01   Limitation on Enforcement Action.

(a)   Prior to the Discharge of Priority Lien Obligations, each of the Second Lien Collateral Trustee, for itself and on behalf of each Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, hereby agrees that, subject to Sections 3.02, 3.05(b) and 4.07, none of the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party shall commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, any Collateral under any Second Lien Security Document or Third Lien Security Document, as applicable, applicable law or otherwise (including but not limited to any right of setoff), it being agreed that only the Priority Lien Agent, acting in accordance with the applicable Priority Lien Documents, shall have the exclusive right (whether or not any Insolvency or Liquidation Proceeding has been commenced), to take any such actions or exercise any such remedies, in each case without any consultation with or the consent of the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party. In exercising rights and remedies with respect to the Collateral, the Priority Lien Agent and the other Priority Lien Secured Parties may enforce the provisions of the Priority Lien Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in their sole discretion and regardless of whether such exercise and enforcement is adverse to the interest of any Second Lien Secured Party or Third Lien Secured Party. Such exercise and enforcement shall include the rights of an agent appointed by them to Dispose of Collateral upon foreclosure, to incur expenses in connection with any such Disposition and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code, the Bankruptcy Code or any other Bankruptcy Law. Without limiting the generality of the foregoing, prior to the Discharge of Priority Lien Obligations, the Priority Lien Agent will have the exclusive right to deal with that portion of the Collateral consisting of deposit accounts and securities accounts (collectively, "Accounts"), including exercising rights under control agreements with respect to such Accounts. Each of the Second Lien Collateral Trustee, for itself and on behalf of the other Second Lien Secured Parties, and the Third Lien Collateral Trustee, for itself and on behalf of the other Third Lien Secured Parties, hereby acknowledges and agrees that no covenant, agreement or restriction contained in any Second Lien Security Document, any other Second Lien Document, any Third Lien Security Document or any other Third Lien Document, as applicable, shall be deemed to restrict in any way the rights and remedies of the Priority Lien Agent or the other Priority Lien Secured Parties with respect to the Collateral as set forth in this Agreement. Notwithstanding the foregoing, subject to Section 3.05, the Second Lien Collateral Trustee, on behalf of the Second Lien Secured Parties, may, but will have no obligation to, take all such actions (not adverse to the Priority Liens or the rights of the Priority Lien Agent and the Priority Lien Secured Parties) it deems necessary to perfect or continue the perfection of the Second Liens in the Collateral or to create, preserve or protect (but not enforce) the Second Liens in the Collateral, and the Third Lien Collateral Trustee, on behalf of the Third Lien Secured Parties, may, but will have no obligation to, take all such actions (not adverse to the Priority Liens or Second Liens or the rights of the Priority Lien Agent, the Priority Lien Secured Parties, the Second Lien Collateral Trustee or the Second Lien Secured Parties) it deems necessary to perfect or continue the perfection of the Third Liens in the Collateral or to create, preserve or protect (but not enforce) the Third Liens in the Collateral.

(b)   Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, hereby agrees that, subject to Sections 3.02, 3.05(b) and 4.07, neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party shall commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, any Collateral under any Third Lien Security Document, applicable law or otherwise (including but not limited to any right of setoff), it being agreed that the Second Lien Collateral Trustee, acting in accordance with the applicable Second Lien Documents, shall have the exclusive right (but shall not be obligated to, whether or not any Insolvency or Liquidation Proceeding has been commenced), to take any such actions or exercise any such remedies, in each case without any consultation with or the consent of the Third Lien Collateral Trustee or any other Third Lien Secured Party. In exercising rights and remedies with respect to the Collateral, the Second Lien Collateral Trustee and the other Second Lien Secured Parties may (but shall not be obligated to) enforce the provisions of the Second Lien Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in their sole discretion and regardless of whether such exercise and enforcement is adverse to the interest of any Third Lien Secured Party. Such exercise and enforcement shall include the rights of an agent appointed by them to Dispose of Collateral upon foreclosure, to incur expenses in connection with any such Disposition and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code, the Bankruptcy Code or any other Bankruptcy Law. Without limiting the generality of the foregoing, following the Discharge of Priority Lien Obligations and until the Discharge of Second Lien Obligations, the Second Lien Collateral Trustee will have the exclusive right but shall not be obligated to deal with the Accounts, including exercising rights under control agreements with respect to such Accounts. The Third Lien Collateral Trustee, for itself and on behalf of the other Third Lien Secured Parties, hereby acknowledges and agrees that no covenant, agreement or restriction contained in any Third Lien Security Document or any other Third Lien Document shall be deemed to restrict in any way the rights and remedies of the Second Lien Collateral Trustee or the other Second Lien

Secured Parties with respect to the Collateral as set forth in this Agreement. Notwithstanding the foregoing, subject to Section 3.05, the Third Lien Collateral Trustee may, but will have no obligation to, on behalf of the Third Lien Secured Parties, take all such actions (not adverse to the Second Liens or the rights of the Second Lien Collateral Trustee and the Second Lien Secured Parties) it deems necessary to perfect or continue the perfection of the Third Liens in the Collateral or to create, preserve or protect (but not enforce) the Third Liens in the Collateral.

(c)   Nothing herein shall limit the right or ability of the Second Lien Secured Parties or any Third Lien Secured Parties to (i) purchase (by credit bid or otherwise) all or any portion of the Collateral in connection with any enforcement of remedies by the Priority Lien Agent (or, to the extent permitted hereunder, by the Second Lien Collateral Trustee) to the extent that, and so long as, the Priority Lien Secured Parties (and, in the case of a purchase by any Third Lien Secured Parties, the Second Lien Secured Parties) receive payment in full in cash of all Priority Lien Obligations other than, in the case of a purchase by the Second Lien Secured Parties, the Excess Priority Lien Obligations (and, in the case of a purchase by any Third Lien Secured Parties, the Second Lien Obligations) after giving effect thereto, (ii) file a proof of claim with respect to the Second Lien Obligations or the Third Lien Obligations, as applicable or (iii) file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading objecting to or otherwise seeking the disallowance of the claims or Liens of any holders of Second Lien Obligations or Third Lien Obligations, as applicable.

Section 3.02   Standstill Periods; Permitted Enforcement Action.

(a)   Prior to the Discharge of Priority Lien Obligations and notwithstanding Section 3.01, both before and during an Insolvency or Liquidation Proceeding:

(i)   after a period of 180 days has elapsed (which period will be tolled during any period in which the Priority Lien Agent is not entitled, on behalf of the Priority Lien Secured Parties, to enforce or exercise any rights or remedies with respect to any Collateral as a result of (A) any injunction issued by a court of competent jurisdiction or (B) the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding) since the later of (1) the date on which the Second Lien Debt is accelerated and (2) the date on which the Second Lien Collateral Trustee has delivered to the Priority Lien Agent written notice of the acceleration of any Second Lien Debt (the "Second Lien Standstill Period"), the Second Lien Collateral Trustee and the other Second Lien Secured Parties may but shall not be obligated to enforce or exercise any rights or remedies with respect to any Collateral; provided, however, that notwithstanding the expiration of the Second Lien Standstill Period or anything in the Second Lien Collateral Trust Agreement or the Second Lien Documents to the contrary, in no event may the Second Lien Collateral Trustee or any other Second Lien Secured Party enforce or exercise any rights or remedies with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if the Priority Lien Agent on behalf of the Priority Lien Secured Parties or any other Priority Lien Secured Party shall have commenced, and shall be diligently pursuing (or, if necessary to permit the commencement and pursuit thereof, shall have sought or requested relief from, or modification of, the automatic stay or any other stay or other prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any rights or remedies with respect to the Collateral or any such action or proceeding (prompt written notice thereof to be given to the Second Lien Representatives by the Priority Lien Agent); provided, further, that, at any time after the expiration of the Second Lien Standstill Period, if neither the Priority Lien Agent nor any other Priority Lien Secured Party shall have commenced and be diligently pursuing (or shall have sought or requested relief from, or modification of, the automatic stay or any other stay or other prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof) the enforcement or exercise of any rights or remedies with respect to any material portion of the Collateral, or any such action or proceeding in respect of such rights or remedies, then the Second Lien Collateral Trustee shall be free to commence (or refrain from commencing) the enforcement or exercise of any rights or remedies with respect to any material portion of the Collateral, or any such action or proceeding in respect of such rights and remedies, and for so long as the Second Lien Collateral Trustee is diligently pursuing such rights or remedies, none of any Priority Lien Secured Party, the Priority Lien Agent, any Third Lien Secured Party or the Third Lien Collateral Trustee shall take any action of a similar nature with respect to such Collateral or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding; provided, further, that, if the Second Lien Collateral Trustee or any Second Lien Secured Party exercises rights or remedies in accordance with the terms of this Section 3.02(a)(i), then such Person shall promptly give written notice thereof to the Priority Lien Agent; and

(ii)   after a period of 270 days has elapsed (which period will be tolled during any period in which the Priority Lien Agent is not entitled, on behalf of the Priority Lien Secured Parties, to enforce or exercise any rights or remedies with respect to any Collateral as a result of (A) any injunction issued by a court of competent jurisdiction or (B) the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding) since the later of (1) the date on which the Third Lien Debt is accelerated or (2) the date on which the Third Lien Collateral Trustee has delivered to the Priority Lien Agent and the Second Lien Collateral Trustee written notice of the acceleration of any Third Lien Debt (the "Third Lien First Standstill Period"), the Third Lien Collateral Trustee and the other Third Lien Secured Parties may but shall not be obligated to enforce or exercise any rights or remedies with respect to any Collateral; provided, however, that notwithstanding the expiration of the Third Lien First Standstill Period or anything in the Third Lien Collateral Trust Agreement or the Third Lien Documents to the contrary, in no event may the Third Lien Collateral Trustee or any other Third Lien Secured Party enforce or exercise any rights or remedies with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if (I) the Priority Lien Agent on behalf of the Priority Lien Secured Parties or any other Priority Lien Secured Party or (II) the Second Lien Collateral Trustee on behalf of the Second Lien Secured Parties or any other Second Lien Secured Party shall have commenced, and shall be diligently pursuing (or, if necessary to permit the commencement and pursuit thereof, shall have sought or requested relief from, or modification of, the automatic stay or any other stay or other prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any rights or remedies with respect to the Collateral or any such action or proceeding (prompt written notice thereof to be given to the Third Lien Representatives by the Priority Lien Agent or the Second Lien Collateral Trustee, as applicable); provided, further, that, at any time after the expiration of the Third Lien First Standstill Period, if none of any Priority Lien Secured Party, the Priority Lien Agent, any Second Lien Secured Party or the Second Lien Collateral Trustee shall have commenced and be diligently pursuing the enforcement or exercise of any rights or remedies with respect to any material portion of the Collateral or any such action or proceeding, and the Third Lien Collateral Trustee shall have commenced the enforcement or exercise of any rights or remedies with respect to any material portion of the Collateral or any such action or proceeding, then for so long as the Third Lien Collateral Trustee is diligently pursuing such rights or remedies, none of any Priority Lien Secured Party, the Priority Lien Agent, any Second Lien Secured Party or the Second Lien Collateral Trustee shall take any action of a similar nature with respect to such Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding; provided, further, that, if the Third Lien Collateral Trustee or any Third Lien Secured Party exercises rights or remedies in accordance with the terms of this Section 3.02(a)(ii), then such Person shall promptly give written notice thereof to the Priority Lien Agent and the Second Lien Collateral Trustee.

(b)   Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations and notwithstanding Section 3.01, both before and during an Insolvency or

Liquidation Proceeding, after a period of 180 days has elapsed (which period will be tolled during any period in which the Second Lien Collateral Trustee is not entitled, on behalf of the Second Lien Secured Parties, to enforce or exercise any rights or remedies with respect to any Collateral as a result of (A) any injunction issued by a court of competent jurisdiction or (B) the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding) since the later of (1) the date on which the Third Lien Debt is accelerated and (2) the date on which the Third Lien Collateral Trustee has delivered to the Second Lien Collateral Trustee written notice of the acceleration of any Third Lien Debt (the "Third Lien Second Standstill Period"), the Third Lien Collateral Trustee and the other Third Lien Secured Parties may but shall not be obligated to enforce or exercise any rights or remedies with respect to any Collateral; provided, however, that notwithstanding the expiration of the Third Lien Second Standstill Period or anything in the Third Lien Collateral Trust Agreement or the Third Lien Documents to the contrary, in no event may the Third Lien Collateral Trustee or any other Third Lien Secured Party enforce or exercise any rights or remedies with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if the Second Lien Collateral Trustee on behalf of the Second Lien Secured Parties or any other Second Lien Secured Party shall have commenced, and shall be diligently pursuing (or, if necessary to permit the commencement and pursuit thereof, shall have sought or requested relief from, or modification of, the automatic stay or any other stay or other prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any rights or remedies with respect to the Collateral or any such action or proceeding (prompt written notice thereof to be given to the Third Lien Representatives by the Second Lien Collateral Trustee); provided, further, that, at any time after the expiration of the Third Lien Second Standstill Period, if neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party shall have commenced and be diligently pursuing the enforcement or exercise of any rights or remedies with respect to any material portion of the Collateral or any such action or proceeding, and the Third Lien Collateral Trustee shall have commenced the enforcement or exercise of any rights or remedies with respect to any material portion of the Collateral or any such action or proceeding, then for so long as the Third Lien Collateral Trustee is diligently pursuing such rights or remedies, neither any Second Lien Secured Party nor the Second Lien Collateral Trustee shall take any action of a similar nature with respect to such Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding; provided, further, that, if the Third Lien Collateral Trustee or any Third Lien Secured Party exercises rights or remedies in accordance with the terms of this Section 3.02(b), then such Person shall promptly give written notice thereof to the Second Lien Collateral Trustee.

Section 3.03   Insurance.

(a)   Unless and until the Discharge of Priority Lien Obligations has occurred, (subject to the terms of Section 3.02, including the rights of the Second Lien Secured Parties and the Third Lien Secured Parties following expiration of any applicable Standstill Period), the Priority Lien Agent shall have the sole and exclusive right, subject to the rights of the Grantors under the Priority Lien Documents, to adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. If the Second Lien Collateral Trustee, any Second Lien Secured Party, the Third Lien Collateral Trustee or any Third Lien Secured Party shall, at any time prior to the Discharge of Priority Lien Obligations, receive any proceeds of any such insurance policy or any such award or payment in contravention of the foregoing, it shall forthwith pay such proceeds over to the Priority Lien Agent. In addition, if by virtue of being named as an additional insured or loss payee of any insurance policy of any Grantor covering any of the Collateral, the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party shall have the right to adjust or settle any claim under any such insurance policy, then unless and until the Discharge of Priority Lien Obligations has occurred, the Second Lien Collateral Trustee, any such Second

Lien Secured Party, the Third Lien Collateral Trustee and any such Third Lien Secured Party shall promptly, without delay or hindrance, follow the instructions of the Priority Lien Agent, or of the Grantors under the Priority Lien Documents to the extent the Priority Lien Documents grant such Grantors the right to adjust or settle such claims, with respect to such adjustment or settlement (subject to the terms of Section 3.02, including the rights of the Second Lien Secured Parties and the Third Lien Secured Parties following expiration of any applicable Standstill Period).

(b) Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations (subject to the terms of Section 3.02, including the rights of the Third Lien Secured Parties following expiration of the Third Lien Second Standstill Period), the Second Lien Collateral Trustee shall have the sole and exclusive right (but not the obligation), subject to the rights of the Grantors under the Second Lien Documents, to adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. If the Third Lien Collateral Trustee or any Third Lien Secured Party shall, at any time following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, receive any proceeds of any such insurance policy or any such award or payment in contravention of the foregoing, it shall forthwith pay such proceeds over to the Second Lien Collateral Trustee. In addition, if by virtue of being named as an additional insured or loss payee of any insurance policy of any Grantor covering any of the Collateral, the Third Lien Collateral Trustee or any other Third Lien Secured Party shall have the right to adjust or settle any claim under any such insurance policy, then unless and until the Discharge of Second Lien Obligations has occurred, the Third Lien Collateral Trustee and any such Third Lien Secured Party shall promptly, without delay or hindrance, follow the instructions of the Second Lien Collateral Trustee, or of the Grantors under the Second Lien Documents to the extent the Second Lien Documents grant such Grantors the right to adjust or settle such claims, with respect to such adjustment or settlement (subject to the terms of Section 3.02, including the rights of the Third Lien Secured Parties following expiration of the Third Lien Second Standstill Period).

(c) All proceeds of any insurance policy or any award or payment granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) in respect of the Collateral shall (i) first, prior to the Discharge of Priority Lien Obligations, be paid to the Priority Lien Agent pursuant to the terms of the Priority Lien Documents (including for purposes of cash collateralization of commitments, letters of credit and Hedging Obligations, but excluding for the payment of any Excess Priority Lien Obligations), (ii) second, after the Discharge of Priority Lien Obligations, be paid to the Second Lien Collateral Trustee pursuant to the terms of the Second Lien Documents, (iii) third, after the Discharge of Second Lien Obligations, if any Excess Priority Lien Obligations are outstanding, be paid to the Priority Lien Collateral Agent pursuant to the Priority Lien Documents (except as otherwise agreed in a writing executed by the Priority Lien Agent, on behalf of the Priority Lien Secured Parties, and any Third Lien Collateral Trustee), (iv) fourth, to the extent no Excess Priority Lien Obligations are outstanding (unless otherwise agreed in a writing executed by the Priority Lien Agent, on behalf of the Priority Lien Secured Parties, and any Third Lien Collateral Trustee), to the Third Lien Collateral Trustee pursuant to the Third Lien Documents, and (v) fifth, to the extent no Excess Priority Lien Obligations or Third Lien Obligations are outstanding, to the owner of the subject property or to such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct.

Section 3.04   Notification of Release of Collateral. Each of the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee shall give the other Secured Debt Representatives prompt written notice of the Disposition by it of, and release by it of the Lien on, any Collateral. Such notice shall describe in reasonable detail the subject Collateral, the parties involved in such Disposition or release, the place, time, manner and method thereof, and the consideration, if any, received therefor; provided, however, that the failure to give any such notice shall not in and of itself in any way impair the effectiveness of any such Disposition or release.

Section 3.05   No Interference; Payment Over.

(a)   No Interference.

(i)   The Second Lien Collateral Trustee, for itself and on behalf of each Second Lien Secured Party, agrees that each Second Lien Secured Party (A) prior to the Discharge of Priority Lien Obligations, will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Second Lien *pari passu* with, or to give such Second Lien Secured Party any preference or priority relative to, any Priority Lien with respect to the Collateral or any part thereof, (B) will not challenge or question in any proceeding the validity or enforceability of any Priority Lien Obligations or Priority Lien Document, or the validity, attachment, perfection or, subject to the Priority Lien Cap, priority of any Priority Lien, or the validity or enforceability of the priorities, rights or duties established by the provisions of this Agreement, (C) will not take or cause to be taken any action the purpose or effect of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other Disposition of the Collateral by any Priority Lien Secured Party or the Priority Lien Agent in any enforcement action, (D) shall have no right to (1) direct the Priority Lien Agent or any other Priority Lien Secured Party to exercise any right, remedy or power with respect to any Collateral or (2) consent to the exercise by the Priority Lien Agent or any other Priority Lien Secured Party of any right, remedy or power with respect to any Collateral, (E) will not institute any suit or assert in any suit or Insolvency or Liquidation Proceeding any claim against the Priority Lien Agent or other Priority Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the Priority Lien Agent nor any other Priority Lien Secured Party shall be liable for, any action taken or omitted to be taken by the Priority Lien Agent or other Priority Lien Secured Party with respect to any Priority Lien Collateral, (F) prior to the Discharge of Priority Lien Obligations, will not seek, and hereby waives any right, to have any Collateral or any part thereof marshaled upon any foreclosure or other Disposition of such Collateral, (G) will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement, (H) will not object to forbearance by the Priority Lien Agent or any Priority Lien Secured Party, and (I) prior to the Discharge of Priority Lien Obligations will not assert, and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation or other similar right that may be available under applicable law with respect to the Collateral or any similar rights a junior secured creditor may have under applicable law with respect to the Collateral; and

(ii)   The Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, agrees that each Third Lien Secured Party (A) will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Third Lien *pari passu* with, or to give such Third Lien Secured Party any preference or priority relative to, any Priority Lien or Second Lien with respect to the Collateral or any part thereof, (B) will not challenge or question in any proceeding the validity or enforceability of any Priority Lien Obligations, Priority Lien Document, Second Lien Obligations or Second Lien Document, or the validity, attachment, perfection or priority of any Priority Lien or Second Lien, or the validity or enforceability of the priorities, rights or duties established by the provisions of this Agreement, (C) will not take or cause to be taken any action the purpose or effect of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other Disposition of the Collateral by any Priority Lien Secured Party, the Priority Lien Agent, any Second Lien Secured Party or the Second Lien Collateral Trustee, in each case in any enforcement action, (D) shall have no right to (1) direct the Priority Lien Agent, any other Priority Lien Secured Party, the Second Lien Collateral Trustee or any other Second Lien Secured Party to exercise any right, remedy or power with respect to any Collateral or (2) consent to the exercise by the Priority Lien Agent, any other Priority Lien Secured Party, the Second Lien Collateral Trustee or any other Second Lien Secured Party of any right, remedy or power with respect to any Collateral, (E) will not institute any suit or assert in any suit or Insolvency or Liquidation Proceeding any claim against the Priority Lien Agent, any other Priority Lien Secured Party, the Second Lien Collateral Trustee or any other Second Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and none of the Priority Lien Agent, any other Priority Lien Secured Party, the Second Lien Collateral Trustee or any other Second Lien Secured Party shall be liable for, any action taken or omitted to be taken by the Priority Lien Agent, any other Priority Lien Secured Party, the Second Lien Collateral Trustee or any other Second Lien Secured Party with respect to any Priority Lien Collateral or Second Lien Collateral, as applicable, (F) prior to the Discharge of Priority Lien Obligations and Discharge of Second Lien Obligations, will not seek, and hereby waives any right, to have any Collateral or any part thereof marshaled upon any foreclosure or other Disposition of such Collateral, (G) will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement, (H) will not object to forbearance by the Priority Lien Agent, any Priority Lien Secured Party, the Second Lien Collateral Trustee or any Second Lien Secured Party and (I) prior to the Discharge of Priority Lien Obligations and Discharge of Second Lien Obligations will not assert, and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation or other similar right that may be available under applicable law with respect to the Collateral or any similar rights a junior secured creditor may have under applicable law with respect to the Collateral.

(b)   Payment Over.

(i)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby agrees that if any Second Lien Secured Party or Third Lien Secured Party, as applicable, shall obtain possession of any Collateral or shall realize any proceeds or payment in respect of any Collateral, pursuant to the exercise of any rights or remedies with respect to the Collateral under any Second Lien Security Document or Third Lien Security Document, as applicable, or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding, at any time prior to the Discharge of Priority Lien Obligations, to the extent such Priority Liens Obligations are secured, or intended to be secured, by such Collateral, then it shall hold such Collateral, proceeds or payment in trust for the Priority Lien Agent and the other Priority Lien Secured Parties and transfer such Collateral, proceeds or payment, as the case may be, to the Priority Lien Agent as promptly as practicable. Furthermore, each of the Second Lien Collateral Trustee and the Third Lien Collateral Trustee, as applicable, shall, at the Grantors' expense, promptly send written notice to the Priority Lien Agent upon receipt of such Collateral, proceeds or payment by any Second Lien Secured Party or Third Lien Secured Party, as applicable, and within three (3) Business Days after receipt of such Collateral, proceeds or payment (or such later date as consented to by the Priority Lien Agent), shall deliver such Collateral, proceeds or payment to the Priority Lien Agent, in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The Priority Lien Agent is hereby authorized to make any such endorsements as agent for the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party, as applicable. Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that if, at any time, it obtains written notice that all or part of any payment with respect to any Priority Lien Obligations previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the Priority Lien Agent any payment received by it and then in its possession or under its direct control in respect of any such Collateral securing Priority Liens and shall promptly turn any such Collateral then held by it over to the Priority Lien Agent, in each case, for application in accordance with Section 6.01 to the extent such application is required by Section 6.01, and the provisions set forth in this Agreement will be reinstated as if such payment had not been made, until the Discharge of Priority Lien Obligations. All Second Liens and Third Liens will remain attached to and enforceable against all proceeds so held or remitted, subject to the priorities set forth in this Agreement. Notwithstanding anything contained herein to the contrary, this Section 3.05(b) shall not apply to any proceeds of Collateral realized in a transaction not prohibited by the Priority Lien Documents and as to which the possession or receipt thereof by the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party, as applicable, is otherwise permitted by the Priority Lien Documents.

(ii)   The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby agrees that if any Third Lien Secured Party shall obtain possession of any Collateral or shall realize any proceeds or payment in respect of any Collateral, pursuant to the exercise of any rights or remedies with respect to the Collateral under any Third Lien Security Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding, at any time following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, to the extent Second Lien Obligations are secured, or intended to be secured, by such Collateral, then it shall hold such Collateral, proceeds or payment in trust for the Second Lien Collateral Trustee and the other Second Lien Secured Parties and transfer such Collateral, proceeds or payment, as the case may be, to the Second Lien Collateral Trustee as promptly as practicable. Furthermore, at any time following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, the Third Lien Collateral Trustee, shall, at the Grantors' expense, promptly send written notice to the Second Lien Collateral Trustee upon receipt of such Collateral, proceeds or payment by any Third Lien Secured Party, and, within three (3) Business Days after receipt of such Collateral, proceeds or payment (or such later date as consented to by the Second Lien Agent), shall deliver such Collateral, proceeds or payment to the Second Lien Collateral Trustee, in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The Second Lien Collateral Trustee is hereby authorized to make any such endorsements as agent for the Third Lien Collateral Trustee or any other Third Lien Secured Party. The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that if, at any time, it obtains written notice that all or part of any payment with respect to any Second Lien Obligations previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the Second Lien Collateral Trustee any payment received by it and then in its possession or under its direct control in respect of any such Collateral securing Second Lien Obligations and shall promptly turn any such Collateral then held by it over to the Second Lien Collateral Trustee, in each case, for application in accordance with Section 6.01 to the extent such application is required by Section 6.01, and the provisions set forth in this Agreement will be reinstated as if such payment had not been made, until the Discharge of Second Lien Obligations. All Third Liens will remain attached to and enforceable against all proceeds so held or remitted, subject to the priorities set forth in this Agreement. Notwithstanding anything contained herein to the contrary, this Section 3.05(b) shall not apply to any proceeds of Collateral realized in a transaction not prohibited by the Second Lien Documents and as to which the possession or receipt thereof by the Third Lien Collateral Trustee or any other Third Lien Secured Party is otherwise permitted by the Second Lien Documents.

Section 3.06   Purchase Option.

(a)   Notwithstanding anything in this Agreement to the contrary, on or at any time after (i) the commencement of an Insolvency or Liquidation Proceeding, (ii) the acceleration of the Priority Lien Obligations, (iii) the exercise or undertaking of any rights of set-off in respect of any Collateral by any holders of Priority Lien Obligations under any Priority Lien Document, (iv) the occurrence of any event of default based on non-payment of principal under any Priority Lien Document, or (v) any sale or disposition consented to by the requisite holders of Priority Lien Obligations of any Collateral under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code or the delivery of any notice of such a sale, each of the Second Lien Secured Parties and each of their respective designated Affiliates (the "Second Lien Purchasers") will have the right, at its sole option and election (but will not be obligated), at any time upon prior written notice to the Priority Lien Agent (the "Initial Purchase Option Notice"), to purchase (in the manner set forth in Section 3.06(b) below) from the Priority Lien Secured Parties both of the following in whole but not in part: (x) all (but not less than all) Priority Lien Obligations (including unfunded commitments), other than any Priority Lien Obligations constituting Excess Priority Lien Obligations, and (y) all (but not less than all) of any loans provided by any of the Priority Lien Secured Parties in connection with a DIP Financing that are outstanding on the date of such purchase (the "Purchasable Obligations"). Promptly following the receipt of such notice, the Priority Lien Agent will deliver to the Second Lien Collateral Trustee and the Second Lien Purchaser Representative a statement (the "Initial Purchase Option Statement") of the respective amounts of Priority Lien Debt and other Priority Lien Obligations (other than any Priority Lien Obligations constituting Excess Priority Lien Obligations) and DIP Financing provided by any of the Priority Lien Secured Parties, if any, then outstanding and the amount of the cash collateral requested by the Priority Lien Agent to be delivered pursuant to Section 3.06(b)(ii) below. The Second Lien Collateral Trustee shall promptly forward such Initial Purchase Option Statement to the Second Lien Secured Parties or to each Second Lien Representative. The right to purchase provided for in this Section 3.06 will expire unless, within 10 Business Days after the receipt by the Second Lien Purchaser Representative of such notice from the Priority Lien Agent, the Second Lien Purchaser Representative delivers to the Priority Lien Agent an irrevocable commitment of the Second Lien Purchasers to purchase the Purchasable Obligations in their entirety, and to otherwise complete such purchase on the terms set forth under this Section 3.06.

(b)   On the date specified by the Second Lien Purchaser Representative (on behalf of the Second Lien Purchasers) in such irrevocable commitment (which shall not be less than five Business Days, nor more than 20 Business Days, after the receipt by the Priority Lien Agent of such irrevocable commitment), the Priority Lien Secured Parties shall sell to the Second Lien Purchasers the entirety of the Purchasable Obligations subject to any required approval of any Governmental Authority then in effect, if any, and only if on the date of such sale, the Priority Lien Agent receives the following:

(i)   payment in cash, as the purchase price for all Purchasable Obligations sold in such sale, of an amount equal to the full par value amount of the Purchasable Obligations (other than outstanding letters of credit as referred to in clause (ii) below) (including principal, interest, fees, reasonable attorneys' fees and legal expenses, but excluding contingent indemnification obligations for which no claim or demand for payment has been made at or prior to such time); provided that, in the case of Hedging Obligations that constitute Priority Lien Obligations, the Second Lien Purchasers shall cause the applicable agreements governing such Hedging Obligations to be assigned and novated or, if such agreements have been terminated, such purchase price shall include an amount equal to the sum of any unpaid amounts then due in respect of such Hedging Obligations, calculated in accordance with the terms of the applicable Hedging Agreement and after giving effect to any netting arrangements;

(ii)   a cash collateral deposit in such amount as the Priority Lien Agent determines is reasonably necessary to secure the payment of any outstanding letters of credit constituting Priority Lien Obligations that may become due and payable after such sale (but not in any event in an amount greater than one hundred five percent (105%) of the amount then reasonably estimated by the Priority Lien Agent to be the aggregate outstanding amount of such letters of credit at such time), which cash collateral shall be (A) held by the issuer of such letters of credit as security solely to reimburse the issuers of such letters of credit that become due and payable after such sale and any fees and expenses incurred in connection with such letters of credit and (B) returned to the Second Lien Purchaser Representative (except as may otherwise be required by applicable law or any order of any court or other

Governmental Authority) promptly after the expiration or termination from time to time of all payment contingencies affecting such letters of credit; and

(iii) any agreements, documents or instruments which the Priority Lien Agent may reasonably request pursuant to which the Second Lien Purchaser Representative and the Second Lien Purchasers in such sale expressly waive any and all claims against the Priority Lien Agent and the other Priority Lien Secured Parties (other than for breach of the representation referred to in Section 3.06(d)) arising out of this Agreement and the transactions contemplated hereby with respect to the Purchasable Obligations as a result of exercising the purchase option provided for by this Section 3.06, and the Second Lien Purchasers assume and adopt all of the obligations of the Priority Lien Agent and the Priority Lien Secured Parties under the Priority Lien Documents and all obligations in connection with loans provided by any of the Priority Lien Secured Parties in connection with a DIP Financing on and after the date of the purchase and sale, and the Second Lien Purchaser Representative (or any other representative appointed by the holders of a majority in aggregate principal amount of the Second Lien Debt then outstanding owned by such Second Lien Purchasers) becomes a successor agent thereunder.

(c) Such purchase of the Purchasable Obligations shall be made on a *pro rata* basis among the Second Lien Purchasers (or on such other basis as such Second Lien Purchasers may determine) giving notice to the Priority Lien Agent of their interest to exercise the purchase option hereunder according to each such Second Lien Purchaser's portion of the Second Lien Debt outstanding on the date of purchase or such portion as such Second Lien Purchasers may otherwise agree among themselves. Such purchase price and cash collateral shall be remitted by wire transfer in federal funds to such bank account of the Priority Lien Agent as the Priority Lien Agent may designate in writing to the Second Lien Purchaser Representative for such purpose. Interest shall be calculated to but excluding the Business Day on which such sale occurs if the amounts so paid by the Second Lien Purchasers to the bank account designated by the Priority Lien Agent are received in such bank account prior to 12:00 noon, New York City time, and interest shall be calculated to and including such Business Day if the amounts so paid by the Second Lien Purchasers to the bank account designated by the Priority Lien Agent are received in such bank account later than 12:00 noon, New York City time.

(d) Such sale shall be expressly made without representation or warranty of any kind by the Priority Lien Secured Parties as to the Purchasable Obligations, the Collateral or otherwise and without recourse to any Priority Lien Secured Party, except that the applicable Priority Lien Secured Parties shall represent and warrant severally as to the Purchasable Obligations: (i) that such applicable Priority Lien Secured Party owns such Purchasable Obligations; and (ii) that such applicable Priority Lien Secured Party has the necessary corporate or other governing authority to assign such interests.

(e) After such sale becomes effective, the outstanding letters of credit will remain enforceable against the issuers thereof and will remain secured by the Priority Liens upon the Collateral in accordance with the applicable provisions of the Priority Lien Documents as in effect at the time of such sale, and the issuers of letters of credit will remain entitled to the benefit of the Priority Liens upon the Collateral and sharing rights in the proceeds thereof in accordance with the provisions of the Priority Lien Documents as in effect at the time of such sale, as fully as if the sale of the Priority Lien Debt had not been made, except with respect to cash Collateral held by the issuer(s) of such letters of credit, but only the Person or successor agent to whom the Priority Liens are transferred in such sale will have the right to foreclose upon or otherwise enforce the Priority Liens and only the Second Lien Purchasers in the sale will have the right to direct such Person or successor as to matters relating to the foreclosure or other enforcement of the Priority Liens.

(f)   The Second Lien Collateral Trustee's sole responsibility in connection with the purchase option set forth in this Section 3.06 is to forward the Initial Purchase Option Statement to the holders of Second Lien Debt or to each applicable Second Lien Representative.

ARTICLE IV
OTHER AGREEMENTS

Section 4.01   Release of Liens; Automatic Release of Second Liens and Third Liens.

(a)   Prior to the Discharge of Priority Lien Obligations, each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that, in the event the Priority Lien Secured Parties release their Lien on any Collateral, each of the Second Lien and the Third Lien on such Collateral shall terminate and be released automatically and without further action if (i) (A) in the case of the Second Liens, such release is effected in connection with a sale, transfer or other Disposition of Collateral (other than to Denbury or a Subsidiary) in a transaction or under a circumstance that is not prohibited by the Second Lien Documents and (B) in the case of the Third Liens, such release is effected in connection with a sale, transfer or other Disposition of Collateral (other than to Denbury or a Subsidiary) in a transaction or under a circumstance that is not prohibited by the Third Lien Documents, (ii) such release is effected in connection with the Priority Lien Agent's foreclosure upon, or other exercise of rights or remedies with respect to, such Collateral, or (iii) such release is effected in connection with a sale or other Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the Priority Lien Secured Parties shall have consented to such sale or Disposition of such Collateral; provided that, in the case of each of clauses (i), (ii) and (iii), (I) the Second Liens on such Collateral shall attach to or remain in place with respect to (and shall remain subject and subordinate to all Priority Liens securing Priority Lien Obligations, subject to the Priority Lien Cap, with respect to) any proceeds of a sale, transfer or other Disposition of Collateral not paid to the holders of Priority Lien Obligations (other than Excess Priority Lien Obligations) or that remain after the Discharge of Priority Lien Obligations and (II) the Third Liens on such Collateral shall remain in place (and shall remain subject and subordinate to all Priority Liens securing Priority Lien Obligations (including for the avoidance of doubt, the Excess Priority Lien Obligations) and all Second Liens securing Second Lien Obligations) with respect to any proceeds of a sale, transfer or other Disposition of Collateral not paid to the holders of Priority Lien Obligations or Second Lien Obligations or that remain after the Discharge of Priority Lien Obligations or Discharge of Second Lien Obligations. Notwithstanding the foregoing, if the holders of Second Lien Obligations have exercised their purchase option (or irrevocably committed to purchase the Purchasable Obligations in accordance with the provisions of Section 3.06), no release pursuant to the preceding clauses (ii) and (iii) shall be permitted to the extent (and only to the extent) that the holders of Second Lien Obligations shall not have defaulted on their obligations to consummate the purchase of the Priority Lien Debt.

(b)   Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that, in the event the Second Lien Secured Parties release their Lien on any Collateral, the Third Lien on such Collateral shall terminate and be released automatically and without further action if (i) such release is in connection with a sale, transfer or other Disposition of Collateral (other than to Denbury or a Subsidiary) in a transaction or under a circumstance that does not violate the applicable provisions of the Third Lien Documents, (ii) such release is effected in connection with the Second Lien Collateral Trustee's foreclosure upon, or other exercise of rights or remedies with respect to, such Collateral, or (iii) such release is effected in connection with a sale or other Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the Second Lien Secured Parties shall have consented to such sale or Disposition of such Collateral; provided that, in the case of each of clauses (i), (ii) and (iii), the Third Liens on such Collateral shall attach to or remain in place with respect to (and shall remain subject and subordinate to all Second Liens securing Second Lien Obligations with respect to) any proceeds of a sale, transfer or other Disposition of Collateral not paid to the holders of Second Lien Obligations or that remain after the Discharge of Second Lien Obligations.

(c)   Each of the Second Lien Collateral Trustee and the Third Lien Collateral Trustee agrees to execute and deliver (at the sole cost and expense of the Grantors) all such releases and other instruments as shall reasonably be requested by the Priority Lien Agent or the Second Lien Collateral Trustee, as applicable, to evidence and confirm any release of Collateral provided for in this Section 4.01.

Section 4.02   Certain Agreements with Respect to Insolvency or Liquidation Proceedings.

(a)   The parties hereto acknowledge that this Agreement is a "subordination agreement" under Section 510(a) of the Bankruptcy Code and shall continue in full force and effect, notwithstanding the commencement of any Insolvency or Liquidation Proceeding by or against Denbury or any other Grantor. All references in this Agreement to Denbury, any other Grantor or any subsidiary of any other Grantor will include such Person or Persons as a debtor-in-possession and any receiver or trustee for such Person or Persons in an Insolvency or Liquidation Proceeding. For the purposes of this Section 4.02, unless otherwise provided herein, clauses (b) through and including (o) shall be in full force and effect prior to the Discharge of Priority Lien Obligations and clauses (p) through and including (cc) shall be in full force and effect following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations.

(b)   If Denbury or any other Grantor shall become subject to any Insolvency or Liquidation Proceeding and shall, as debtor(s)-in-possession, or if any receiver or trustee for such Person or Persons shall, move for approval of financing ("DIP Financing") to be provided by one or more lenders (the "DIP Lenders") under Section 364 of the Bankruptcy Code and/or the use of cash collateral that constitutes Collateral under Section 363 of the Bankruptcy Code, (i) the Second Lien Collateral Trustee, for itself and on behalf of each Second Lien Secured Party, agrees that neither it nor any other Second Lien Secured Party and (ii) the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, agrees that neither it nor any other Third Lien Secured Party, will raise any objection, contest or oppose, and each Second Lien Secured Party and Third Lien Secured Party will waive any claim such Person may now or hereafter have, to any such financing or to the Liens on the Collateral securing the same ("DIP Financing Liens"), or to any use, sale or lease of cash collateral that constitutes Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless (A) the Priority Lien Agent or the Priority Lien Secured Parties oppose or object to such DIP Financing or such DIP Financing Liens or such use of cash collateral, (B) the maximum principal amount of Debt permitted under such DIP Financing (not including any Priority Lien Obligations (other than Excess Priority Lien Obligations) refinanced with the proceeds of, or "rolled up" into, such DIP Financing) exceeds the greater of (I) $150,000,000 and (II) 15% of the sum of (X) the aggregate amount of indebtedness for borrowed money constituting principal outstanding under the Priority Lien Documents (other than amounts constituting Excess Priority Lien Obligations) plus (Y) the aggregate face amount of any letters of credit issued and outstanding under Priority Lien Documents, in each case on the date of the commencement of such Insolvency or Liquidation Proceeding, or (C) the terms of such DIP Financing provide for the sale of a substantial part of the Collateral or require the confirmation of a plan of reorganization containing specific terms or provisions (other than repayment in cash of such DIP Financing on the effective date thereof or the subordination of Liens on Collateral in accordance with the immediately following sentence and the other provisions of this Agreement). To the extent such DIP Financing Liens are senior to, or rank *pari passu* with, the Priority Liens, (1) the Second Lien Collateral Trustee will, for itself and on behalf of the other Second Lien Secured Parties, subordinate the Second

Liens on the Collateral to the Priority Liens, subject to the Priority Lien Cap, and to such DIP Financing Liens, so long as the Second Lien Collateral Trustee, on behalf of the Second Lien Secured Parties, retains Liens on all the Collateral, including proceeds thereof arising after the commencement of any Insolvency or Liquidation Proceeding, with the same priority relative to the Priority Liens and the Third Liens as existed prior to the commencement of the case under the Bankruptcy Code and (2) the Third Lien Collateral Trustee will, for itself and on behalf of the other Third Lien Secured Parties, subordinate the Third Liens on the Collateral to the Priority Liens, the Second Liens and to such DIP Financing Liens, so long as the Third Lien Collateral Trustee, on behalf of the Third Lien Secured Parties, retains Liens on all the Collateral, including proceeds thereof arising after the commencement of any Insolvency or Liquidation Proceeding, with the same priority relative to the Priority Liens and the Second Liens as existed prior to the commencement of the case under the Bankruptcy Code.

(c)   Prior to the Discharge of Priority Lien Obligations, without the consent of the Priority Lien Agent, in its sole discretion, each of the Second Lien Collateral Trustee, for itself and on behalf of each Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, agrees not to propose or enter into any DIP Financing or support any DIP Financing except as permitted by clause (b) above.

(d)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, agrees that it will not object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) a sale or other Disposition, a motion to sell or Dispose or the bidding procedure for such sale or Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if (1) the Priority Lien Agent or the requisite holders of Priority Lien Obligations shall have consented to such sale or Disposition, such motion to sell or Dispose or such bidding procedure for such sale or Disposition of such Collateral and (2) all Second Liens and Third Liens on the Collateral securing the Second Lien Obligations and the Third Lien Obligations, as applicable, shall attach to the proceeds of such sale in the same respective priorities as set forth in this Agreement with respect to the Collateral.

(e)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, waives any claim that may be had against the Priority Lien Agent or any other Priority Lien Secured Party arising out of any DIP Financing Liens (that are granted in a manner that is consistent with this Agreement), request for adequate protection or administrative expense priority under Section 364 of the Bankruptcy Code.

(f)   The Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, agrees that neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party will file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral, nor object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) (i) any request by the Priority Lien Agent or any other Priority Lien Secured Party for adequate protection or (ii) any objection by the Priority Lien Agent or any other Priority Lien Secured Party to any motion, relief, action or proceeding based on the Priority Lien Agent or Priority Lien Secured Parties claiming a lack of adequate protection, except that

(A)   the Second Lien Secured Parties may:

(I)   freely seek and obtain relief granting adequate protection in the form of a replacement lien co-extensive in all respects with, but subordinated (as set forth in Section 2.01) to, and with the same relative priority to the Priority Liens and the Third Liens as existed prior to the commencement of the Insolvency or Liquidation Proceeding, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the Priority Lien Secured Parties; and

(II)   freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations; and

(B)   the Third Lien Secured Parties may:

(I)   freely seek and obtain relief granting adequate protection in the form of a replacement lien co-extensive in all respects with, but subordinated (as set forth in Section 2.01) to, and with the same relative priority to the Priority Liens and the Second Liens as existed prior to the commencement of the Insolvency or Liquidation Proceeding, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the Priority Lien Secured Parties and the Second Lien Secured Parties; and

(II)   freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations and the Discharge of Second Lien Obligations.

(g)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each of the other of the Second Lien Secured Parties, and the Third Lien Collateral Trustee, for itself and on behalf of each of the other Third Lien Secured Parties, waives any claim it or any such other Second Lien Secured Party or Third Lien Secured Party, as applicable, may now or hereafter have against the Priority Lien Agent or any other Priority Lien Secured Party (or their representatives) arising out of any election by the Priority Lien Agent or any Priority Lien Secured Parties, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code.

(h)   The Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, agrees that in any Insolvency or Liquidation Proceeding, without the prior consent of the Priority Lien Agent, neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that in any Insolvency or Liquidation Proceeding, without the prior consent of the Priority Lien Agent, neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party, shall, prior to the Discharge of Priority Lien Obligations, support or vote to accept any plan of reorganization or disclosure statement of Denbury or any other Grantor unless (i) such plan is accepted by the Class of Priority Lien Secured Parties in accordance with Section 1126(c) of the Bankruptcy Code or otherwise provides for the payment in full in cash of all Priority Lien Obligations (including all post-petition interest approved by the bankruptcy court, fees and expenses and cash collateralization of all letters of credit) on the effective date of such plan of reorganization, or (ii) such plan provides on account of the Priority Lien Secured Parties for the retention by the Priority Lien Agent, for the benefit of the Priority Lien Secured Parties, of the Liens on the Collateral securing the Priority Lien Obligations, and on all proceeds thereof whenever received, and such plan also provides that any Liens retained by, or granted to, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee are only on property securing the Priority Lien Obligations and shall have the same relative priority with respect to the Collateral or other property, respectively, as provided in this Agreement with respect to the Collateral. Except as provided herein, each of the Second Lien Secured Parties and the Third Lien Secured Parties shall remain entitled to vote their claims in any such Insolvency or Liquidation Proceeding.

(i)   The Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, agrees that neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party shall, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party shall, seek relief, pursuant to Section 362(d) of the Bankruptcy Code or otherwise, from the automatic stay of Section 362(a) of the Bankruptcy Code or from any other stay or other prohibition in any Insolvency or Liquidation Proceeding in respect of the Collateral without the prior written consent of the Priority Lien Agent.

(j)   The Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, agrees that neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party shall, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party shall, oppose or seek to challenge any claim by the Priority Lien Agent or any other Priority Lien Secured Party for allowance or payment in any Insolvency or Liquidation Proceeding of Priority Lien Obligations consisting of post-petition interest, fees or expenses or cash collateralization of all letters of credit to the extent of the value of the Priority Liens (it being understood that such value will be determined without regard to the existence of the Second Liens or the Third Liens on the Collateral). Neither the Priority Lien Agent nor any other Priority Lien Secured Party shall oppose or seek to challenge any claim by the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party for allowance or payment in any Insolvency or Liquidation Proceeding of Second Lien Obligations or Third Lien Obligations, as applicable, consisting of post-petition interest, fees or expenses to the extent of the value of the Second Liens or the Third Liens, as applicable, on the Collateral; provided that if the Priority Lien Agent or any other Priority Lien Secured Party shall have made any claim for post-petition interest, fees or expenses in respect of Priority Lien Obligations, such claim (i) shall have been approved or (ii) will be approved contemporaneously with the approval of any such claim by the Second Lien Collateral Trustee or any Second Lien Secured Party or the Third Lien Collateral Trustee or any Third Lien Secured Party, as applicable.

(k)   Without the express written consent of the Priority Lien Agent, none of the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party shall (or shall join with or support any third party in opposing, objecting to or contesting, as the case may be), in any Insolvency or Liquidation Proceeding involving any Grantor, (i) oppose, object to or contest the determination of the extent of any Liens held by any Priority Lien Secured Party or the value of any claims of any such holder under Section 506(a) of the Bankruptcy Code or (ii) oppose, object to or contest the payment to the Priority Lien Secured Party of interest, fees or expenses under Section 506 (b) of the Bankruptcy Code, other than, in the case of the Second Lien Collateral Trustee or any other Second Lien Secured Party, in respect of any Excess Priority Lien Obligations and subject to the Priority Lien Cap.

(l)   Until the Discharge of Priority Lien Obligations has occurred, notwithstanding anything to the contrary contained herein, if in any Insolvency or Liquidation Proceeding a determination by a court of competent jurisdiction is made that any Priority Lien encumbering any Collateral is not enforceable for any reason, then each of the Second Lien Collateral Trustee for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that, any distribution or recovery they may receive in respect of such Collateral shall be segregated and held in trust and forthwith paid over to the Priority Lien Agent for the benefit of the Priority Lien Secured Parties, to be applied in accordance with Article VI, in the same form as received without recourse, representation or warranty (other than a representation of the Second Lien Collateral Trustee or the Third Lien Collateral Trustee, as applicable, that it has not otherwise sold, assigned, transferred or pledged any right, title or interest in and to such distribution or recovery) but with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. Until Discharge of Priority Lien Obligations has occurred, each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby appoints the Priority Lien Agent, and any officer or agent of the Priority Lien Agent, with full power of substitution, the attorney-in-fact of each Second Lien Secured Party and Third Lien Secured Party for the limited purpose of carrying out the provisions of this Section 4.02(l) and taking any action and executing any instrument that the Priority Lien Agent may deem necessary or advisable to accomplish the purposes of this Section 4.02(l), which appointment is irrevocable and coupled with an interest.

(m)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby agrees that the Priority Lien Agent shall have the exclusive right to credit bid the Priority Lien Obligations and further that none of the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party shall (or shall join with or support any third party in opposing, objecting to or contesting, as the case may be) oppose, object to or contest such credit bid by the Priority Lien Agent (except to the extent such credit bid includes amounts constituting Excess Priority Lien Obligations).

(n)   Without the consent of the Priority Lien Agent to be granted or withheld in its sole discretion, each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees it will not file or join an involuntary bankruptcy petition or claim against Denbury or any other Grantor or seek the appointment of an examiner or a trustee for Denbury or any other Grantor.

(o)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, waives any right to assert or enforce any claim under Section 506(c) or 552 of the Bankruptcy Code as against any Priority Lien Secured Party or any of the Collateral except as expressly permitted by this Agreement.

(p)   If Denbury or any other Grantor shall become subject to any Insolvency or Liquidation Proceeding and shall, as debtor(s)-in-possession, or if any receiver or trustee for such Person or Persons shall, move for approval of DIP Financing to be provided by one or more DIP Lenders under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, agrees that neither it nor any other Third Lien Secured Party will raise any objection, contest or oppose, and each Third Lien Secured Party will waive any claim such Person may now or hereafter have, to any such financing or to the DIP Financing Liens on the Collateral securing the same, or to any use, sale or lease of cash collateral that constitutes Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless (A) the Second Lien Collateral Trustee or the Second Lien Secured Parties oppose or object to such DIP Financing or such DIP Financing Liens or such use of cash collateral, (B) the maximum principal amount of Debt permitted under such DIP Financing (not including any Priority Lien Obligations or Second Lien Obligations refinanced with the proceeds of, or "rolled up" into, such DIP Financing) exceeds the greater of (I) $150,000,000 and (II) 15% of the aggregate amount of indebtedness for borrowed money constituting principal outstanding under the Second Lien Documents on the date of the commencement of such Insolvency or Liquidation Proceeding, or (C) the terms of such DIP Financing provide for the sale of a substantial part of the Collateral or require the confirmation of a plan of reorganization containing specific terms or provisions (other than repayment in cash of such DIP Financing on the effective date thereof or the subordination of Liens on Collateral in accordance with the immediately following sentence and the other provisions of this Agreement). To the extent such DIP Financing Liens are senior to, or rank *pari passu* with, the Second Liens, the Third Lien Collateral Trustee will, for itself and on behalf of the other Third Lien Secured Parties, subordinate the Third Liens on the Collateral to the Second Liens and to such DIP Financing Liens, so long as the Third Lien Collateral Trustee, on behalf of the Third Lien Secured Parties, retains Liens on all the Collateral, including proceeds thereof arising after the commencement of any Insolvency or Liquidation Proceeding, with the same priority relative to the Priority Liens and the Second Liens as existed prior to the commencement of the case under the Bankruptcy Code.

(q)   Without the consent of the Second Lien Collateral Trustee in its sole discretion, the Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, agrees not to propose, support or enter into any DIP Financing except as permitted by clause (p) above.

(r)   The Third Lien Collateral Trustee, for itself and on behalf of each Third Lien Secured Party, agrees that it will not object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) a sale or other Disposition, a motion to sell or Dispose or the bidding procedure for such sale or Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if (1) the Second Lien Collateral Trustee or the requisite holders of Second Lien Obligations shall have consented to such sale or Disposition, such motion to sell or Dispose or such bidding procedure for such sale or Disposition of such Collateral and (2) the Third Liens will attach to the proceeds of such sale subject to the priorities set forth in this Agreement.

(s)   The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, waives any claim that may be had against the Second Lien Collateral Trustee or any other Second Lien Secured Party arising out of any DIP Financing Liens (that is granted in a manner that is consistent with this Agreement), request for adequate protection or administrative expense priority under Section 364 of the Bankruptcy Code.

(t)   The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party will file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral, nor object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) (i) any request by the Second Lien Collateral Trustee or any other Second Lien Secured Party for adequate protection or (ii) any objection by the Second Lien Collateral Trustee or any other Second Lien Secured Party to any motion, relief, action or proceeding based on the Second Lien Collateral Trustee or Second Lien Secured Parties claiming a lack of adequate protection, except that the Third Lien Secured Parties may:

(A)   freely seek and obtain relief granting adequate protection in the form of a replacement lien co-extensive in all respects with, but subordinated (as set forth in Section 2.01) to, and with the same relative priority to the Second Liens as existed prior to the commencement of the Insolvency or Liquidation Proceeding, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the Second Lien Secured Parties; and

(B)   freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Second Lien Obligations.

(u)   The Third Lien Collateral Trustee, for itself and on behalf of each of the other of the Third Lien Secured Parties, waives any claim the Third Lien Collateral Trustee or any such other Third Lien Secured Party may now or hereafter have against the Second Lien Collateral Trustee or any other Second Lien Secured Party (or their representatives) arising out of any election by the Second Lien Collateral Trustee or any Second Lien Secured Parties, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code.

(v)   The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that in any Insolvency or Liquidation Proceeding, without the prior consent of the Second Lien Collateral Trustee, neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party shall, prior to the Discharge of Second Lien Obligations, support or vote for any plan of reorganization or disclosure statement of Denbury or any other Grantor unless (i) such plan is accepted by the Class of Second Lien Secured Parties in accordance with Section 1126(c) of the Bankruptcy Code or otherwise provides for the payment in full in cash of all Second Lien Obligations (including all post-petition interest, fees and expenses) on the effective date of such plan of reorganization, or (ii) such plan provides on account of the Second Lien Secured Parties for the retention by the Second Lien Collateral Trustee, for the benefit of the Second Lien Secured Parties, of the Liens on the Collateral securing the Second Lien Obligations, and on all proceeds thereof whenever received, and such plan also provides that any Liens retained by, or granted to, the Third Lien Collateral Trustee are only on property securing the Second Lien Obligations and shall have the same relative priority with respect to the Collateral or other property, respectively, as provided in this Agreement with respect to the Collateral. Except as provided herein, the Third Lien Secured Parties shall remain entitled to vote their claims in any such Insolvency or Liquidation Proceeding.

(w)   The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby agrees that until the Discharge of Second Lien Obligations has occurred, neither the Third Lien Collateral Trustee nor any Third Lien Secured Party shall seek relief, pursuant to Section 362(d) of the Bankruptcy Code or otherwise, from the automatic stay of Section 362(a) of the Bankruptcy Code or from any other stay or other prohibition in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the Second Lien Collateral Trustee.

(x)   The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party shall oppose or seek to challenge any claim by the Second Lien Collateral Trustee or any other Second Lien Secured Party for allowance or payment in any Insolvency or Liquidation Proceeding of Second Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Second Liens (it being understood that such value will be determined without regard to the existence of the Third Liens on the Collateral). Neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party shall oppose or seek to challenge any claim by the Third Lien Collateral Trustee or any other Third Lien Secured Party for allowance or payment in any Insolvency or Liquidation Proceeding of Third Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Third Liens on the Collateral; provided that if the Second Lien Collateral Trustee or any other Second Lien Secured Party shall have made any claim for post-petition interest, fees or expenses in respect of Second Lien Obligations, such claim (i) shall have been approved or (ii) will be approved contemporaneously with the approval of any such claim by the Third Lien Collateral Trustee or any Third Lien Secured Party.

(y) Without the express written consent of the Second Lien Collateral Trustee, neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party shall (or shall join with or support any third party in opposing, objecting to or contesting, as the case may be), in any Insolvency or Liquidation Proceeding involving any Grantor, (i) oppose, object to or contest the determination of the extent of any Liens held by any of Second Lien Secured Party or the value of any claims of any such holder under Section 506(a) of the Bankruptcy Code or (ii) oppose, object to or contest the payment to the Second Lien Secured Party of interest, fees or expenses under Section 506(b) of the Bankruptcy Code.

(z) Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, notwithstanding anything to the contrary contained herein, if in any Insolvency or Liquidation Proceeding a determination is made by a court of competent jurisdiction that any Second Lien encumbering any Collateral is not enforceable for any reason, then the Third Lien Collateral Trustee for itself and on behalf of each other Third Lien Secured Party, agrees that any distribution or recovery they may receive in respect of such Collateral shall be segregated and held in trust and forthwith paid over to the Second Lien Collateral Trustee for the benefit of the Second Lien Secured Parties, to be applied in accordance with Article VI, in the same form as received without recourse, representation or warranty (other than a representation of the Third Lien Collateral Trustee that it has not otherwise sold, assigned, transferred or pledged any right, title or interest in and to such distribution or recovery) but with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby appoints the Second Lien Collateral Trustee, and any officer or agent of the Second Lien Collateral Trustee, with full power of substitution, the attorney-in-fact of each Third Lien Secured Party for the limited purpose of carrying out the provisions of this Section 4.02(z) and taking any action and executing any instrument that the Second Lien Collateral Trustee may deem necessary or advisable to accomplish the purposes of this Section 4.02(z), in each case following the Discharge of Priority Lien Obligations but prior to the occurrence of the Discharge of Second Lien Obligations, which appointment is irrevocable and coupled with an interest.

(aa) The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby agrees that the Second Lien Collateral Trustee shall have the exclusive right (but not the obligation) after the Discharge of Priority Lien Obligations to credit bid the Second Lien Obligations and further that neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party shall (or shall join with or support any third party in opposing, objecting to or contesting, as the case may be) oppose, object to or contest such credit bid by the Second Lien Collateral Trustee.

(bb) Without the consent of the Second Lien Collateral Trustee to be granted or withheld in its sole discretion, the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees it will not file or join an involuntary bankruptcy petition or claim against Denbury or any other Grantor or seek the appointment of an examiner or a trustee for Denbury or any other Grantor.

(cc) The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, waives any right to assert or enforce any claim under Section 506(c) or 552 of the Bankruptcy Code as against any Second Lien Secured Party or any of the Collateral, except as expressly permitted by this Agreement.

Section 4.03   Reinstatement.

(a) If any Priority Lien Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of any Grantor any amount (a "Recovery") for any reason whatsoever, then the Priority Lien Obligations shall be reinstated to the extent of such Recovery and the Priority Lien Secured Parties shall be entitled to a reinstatement of Priority Lien Obligations with respect to all such recovered amounts. Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that if, at any time, a Second Lien Secured Party or a Third Lien Secured Party, as applicable, receives notice of any Recovery, the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party, as applicable, shall promptly pay over to the Priority Lien Agent any payment received by it and then in its possession or under its control in respect of any Collateral subject to any Priority Lien securing such Priority Lien Obligations and shall promptly turn any Collateral subject to any such Priority Lien then held by it over to the Priority Lien Agent, and the provisions set forth in this Agreement shall be reinstated as if such payment had not been made. If this Agreement shall have been terminated prior to any such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Any amounts received by the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party and then in its possession or under its control on account of the Second Lien Obligations or Third Lien Obligations, as applicable, after the termination of this Agreement shall, in the event of a reinstatement of this Agreement pursuant to this Section 4.03(a), be held in trust for and paid over to the Priority Lien Agent for the benefit of the Priority Lien Secured Parties for application to the reinstated Priority Lien Obligations until the discharge thereof.

(b) If any Second Lien Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of any Grantor any amount (a "Second Lien Recovery") for any reason whatsoever, then the Second Lien Obligations shall be reinstated to the extent of such Second Lien Recovery and the Second Lien Secured Parties shall be entitled to a reinstatement of Second Lien Obligations with respect to all such recovered amounts. The Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that if, at any time, a Third Lien Secured Party receives notice of any Second Lien Recovery, the Third Lien Collateral Trustee or any other Third Lien Secured Party, as applicable, shall promptly pay over to the Second Lien Collateral Trustee any payment received by it and then in its possession or under its control in respect of any Collateral subject to any Second Lien securing such Second Lien Obligations and shall promptly turn any Collateral subject to any such Second Lien then held by it over to the Second Lien Collateral Trustee, and the provisions set forth in this Agreement shall be reinstated as if such payment had not been made. If this Agreement shall have been terminated prior to any such Second Lien Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Any amounts received by the Third Lien Collateral Trustee or any other Third Lien Secured Party and then in its possession or under its control on account of the Third Lien Obligations after the termination of this Agreement shall, in the event of a reinstatement of this Agreement pursuant to this Section 4.03(b), be held in trust for and paid over to the Second Lien Collateral Trustee for the benefit of the Second Lien Secured Parties for application to the reinstated Second Lien Obligations until the discharge thereof.

(c) This Section 4.03 shall survive termination of this Agreement.

Section 4.04 Refinancings; Additional Second Lien Debt; Initial Third Lien Debt; Additional Third Lien Debt.

(a) The Priority Lien Obligations, the Second Lien Obligations and the Third Lien Obligations may be Replaced, by any Priority Lien Substitute Facility, Second Lien Substitute Facility or Third Lien Substitute Facility, as the case may be, in each case, without notice to, or the consent of any Secured Party, all without affecting the Lien priorities provided for herein or the other provisions hereof;

provided, that (i) the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee shall receive on or prior to incurrence of a Priority Lien Substitute Facility, Second Lien Substitute Facility or Third Lien Substitute Facility (A) an Officers' Certificate from Denbury stating that (I) the incurrence thereof is permitted by each applicable Secured Debt Document, to be incurred and (II) the requirements of Section 4.05 have been satisfied, and (B) a Priority Confirmation Joinder from the holders or lenders of any Debt that Replaces the Priority Lien Obligations, the Second Lien Obligations or the Third Lien Obligations (or an authorized agent, trustee or other representative on their behalf), (ii) the aggregate outstanding principal amount of the Priority Lien Obligations, after giving effect to such Priority Lien Substitute Facility, shall not exceed the Priority Lien Cap and (iii) on or before the date of such incurrence, such Priority Lien Substitute Facility, Second Lien Substitute Facility or Third Lien Substitute Facility is designated by Denbury, in an Officers' Certificate delivered to the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee, as "Priority Lien Debt", "Second Lien Debt" or "Third Lien Debt", as applicable, for the purposes of the Secured Debt Documents and this Agreement; provided that no Series of Secured Debt may be designated as more than one of Priority Lien Debt, Second Lien Debt or Third Lien Debt.

(b)   Denbury will be permitted to designate as an additional holder of Second Lien Obligations or Third Lien Obligations hereunder each Person who is, or who becomes, the registered holder of Second Lien Debt or Third Lien Debt, as applicable, incurred by Denbury after the date of this Agreement in accordance with the terms of all applicable Secured Debt Documents. Denbury may effect such designation by delivering to the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee, each of the following:

(i)   an Officers' Certificate stating that Denbury intends to incur (A) Additional Second Lien Obligations which will be Second Lien Debt, (B) Initial Third Lien Obligations which will be Third Lien Debt or (C) Additional Third Lien Obligations which will be Third Lien Debt, which in each case is permitted by each applicable Secured Debt Document to be incurred and secured by a Second Lien or Third Lien, as applicable, equally and ratably with all previously existing and future Second Lien Debt or Third Lien Debt, as applicable;

(ii)   an authorized agent, trustee or other representative on behalf of the holders or lenders of any Additional Second Lien Obligations, Initial Third Lien Obligations or Additional Third Lien Obligations, as applicable, must be designated as an additional holder of Secured Obligations hereunder and must, prior to such designation, sign and deliver on behalf of the holders or lenders of such Additional Second Lien Obligations, Initial Third Lien Obligations or Additional Third Lien Obligations, as applicable, a Priority Confirmation Joinder, in the case of any Additional Second Lien Obligation, a joinder to the Second Lien Collateral Trust Agreement or in the case of any Additional Third Lien Obligation, a joinder to the Third Lien Collateral Trust Agreement; and

(iii)   evidence that Denbury has duly authorized, executed (if applicable) and recorded (or caused to be recorded) in each appropriate governmental office all relevant filings and recordations deemed necessary by Denbury and the holder of such Additional Second Lien Obligations, Initial Third Lien Obligations or Additional Third Lien Obligations, as applicable, or its Secured Debt Representative, to ensure that the Additional Second Lien Obligations, Initial Third Lien Obligations or Additional Third Lien Obligations are secured by the Collateral in accordance with the Second Lien Security Documents or the Third Lien Security Documents, as applicable (provided that such filings and recordings may be authorized, executed and recorded following any incurrence on a post-closing basis if permitted by the Priority Lien Agent, Second Lien Representative or Third Lien Representative for such Additional Second Lien Obligations, Initial Third Lien Obligations or Additional Third Lien Obligations, as applicable).

The deliveries set forth in <u>clauses (i)</u> through <u>(iii)</u> of this <u>Section 4.04(b)</u> shall not be required (and shall be deemed satisfied) in connection with any issuance of Additional Notes.

(c)   Denbury will be permitted to enter into an Initial Third Lien Debt Facility to the extent such Initial Third Lien Debt Facility is permitted by the Priority Lien Credit Agreement, the other Priority Lien Documents, the Second Lien Indenture and the other Second Lien Documents. Any Third Lien Debt incurred pursuant to such Initial Third Lien Debt Facility may be secured by a Third Lien under and pursuant to the Initial Third Lien Security Documents, provided that the Third Lien Collateral Trustee, acting for itself and on behalf of the Initial Third Lien Secured Parties, becomes a party to this Agreement by satisfying the relevant conditions set forth in Section 4.04(b) and in this Section 4.04(c).

In order for the Third Lien Collateral Trustee to become a party to this Agreement,

(i)   the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee shall have executed and delivered a Priority Confirmation Joinder pursuant to which (a) such Third Lien Collateral Trustee becomes a Secured Debt Representative hereunder and (b) the Third Lien Debt and the related Initial Third Lien Secured Parties become subject hereto and bound hereby;

(ii)   Denbury shall have delivered to the Priority Lien Agent and the Second Lien Collateral Trustee (A) true and complete copies of each Initial Third Lien Document and (B) an Officers' Certificate certifying such copies as being true and correct and identifying the obligations to be designated as Initial Third Lien Obligations and the initial aggregate principal amount thereof; and

(iii)   without limiting <u>Section 4.06</u>, the Initial Third Lien Documents relating to such Third Lien Debt shall provide, in a manner satisfactory to the Priority Lien Agent and the Second Lien Collateral Trustee, that each Initial Third Lien Secured Party shall be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Third Lien Debt.

Notwithstanding the foregoing, nothing in this Agreement will be construed to allow Denbury or any other Grantor to incur additional Debt unless otherwise permitted by the terms of each applicable Secured Debt Document.

Each of the then-existing Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee shall be authorized to execute and deliver such documents and agreements (including amendments or supplements to this Agreement) as such holders, lenders, agent, trustee or other representative may reasonably request to give effect to any such Replacement or any incurrence of Additional Notes, Additional Second Lien Obligations, Initial Third Lien Obligations or Additional Third Lien Obligations, it being understood that the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee or (if permitted by the terms of the applicable Secured Debt Documents) the Grantors, without the consent of any other Secured Party or (in the case of the Grantors) one or more Secured Debt Representatives, may amend, supplement, modify or restate this Agreement to the extent necessary or appropriate to facilitate such amendments or supplements to effect such Replacement or incurrence all at the expense of the Grantors. Upon the consummation of such Replacement or incurrence and the execution and delivery of the documents and agreements contemplated in the preceding sentence, the holders or lenders of such Debt and any authorized agent, trustee or other representative thereof shall be entitled to the benefits of this Agreement.

Section 4.05   <u>Amendments to Second Lien Documents and Third Lien Documents</u>.

(a)   Prior to the Discharge of Priority Lien Obligations, without the prior written consent of the Priority Lien Agent (unless such consent is not required by the terms of any Priority Lien Substitute Facility then in effect), no Second Lien Document or Third Lien Document may be amended, supplemented, restated or otherwise modified and/or refinanced or entered into to the extent such amendment, supplement, restatement or modification and/or refinancing, or the terms of any new Second Lien Document or Third Lien Document, as applicable, would (i) adversely affect the lien priority rights of the Priority Lien Secured Parties or the rights of the Priority Lien Secured Parties to receive payments owing pursuant to the Priority Lien Documents, (ii) except as otherwise provided for in this Agreement, add any Liens on any additional property granted under the Second Lien Security Documents or the Third Lien Security Documents, unless such additional property is added as Collateral under the Priority Lien Documents, (iii) confer any additional rights on the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party in a manner adverse to the Priority Lien Secured Parties or (iv) contravene the provisions of this Agreement or the Priority Lien Documents then in effect.

(b)   Prior to the Discharge of Second Lien Obligations, and except as permitted by the Second Lien Documents, without the prior written consent of the Second Lien Collateral Trustee as directed by the Required Parity Lien Debtholders (as defined in the Second Lien Collateral Trust Agreement), no Third Lien Document may be amended, supplemented, restated or otherwise modified and/or refinanced or entered into to the extent such amendment, supplement, restatement or modification and/or refinancing, or the terms of any new Third Lien Document, would (i) adversely affect the lien priority rights of the Second Lien Secured Parties or the rights of the Second Lien Secured Parties to receive payments owing pursuant to the Second Lien Documents, (ii) except as otherwise provided for in this Agreement, add any Liens on any additional property granted under the Third Lien Security Documents, unless such additional property is added as Collateral under the Second Lien Documents, (iii) confer any additional rights on the Third Lien Collateral Trustee or any other Third Lien Secured Party in a manner adverse to the Second Lien Secured Parties, or (iv) contravene the provisions of this Agreement or the Second Lien Documents then in effect.

(c)   For the avoidance of doubt and subject to Sections 4.05(a) and (b), (1) any Second Lien Security Document may be amended or supplemented in accordance with Section 7.1 of the Second Lien Collateral Trust Agreement and (2) any Third Lien Security Document may be amended or supplemented with the applicable provisions of the Third Lien Collateral Trust Agreement.

Section 4.06   Legends. Each of:

(a)   the Second Lien Collateral Trustee acknowledges with respect to (i) the Second Lien Indenture and the Second Lien Indenture Security Documents, and (ii) the Additional Second Lien Debt Facility and the Additional Second Lien Security Documents, if any, and

(b)   the Third Lien Collateral Trustee acknowledges with respect to (i) the Initial Third Lien Debt Facility and the Initial Third Lien Security Documents, if any, and (ii) the Additional Third Lien Debt Facility and the Additional Third Lien Security Documents, if any, that

the Grantors shall cause the Second Lien Indenture, the Initial Third Lien Debt Facility (if any), the Additional Second Lien Debt Facility (if any), the Additional Third Lien Debt Facility (if any), the Second Lien Documents (other than control agreements to which both the Priority Lien Agent and the Second Lien Collateral Trustee are parties), the Third Lien Documents (other than control agreements to which the Priority Lien Agent or the Second Lien Collateral Trustee, as applicable, and the Third Lien Collateral Trustee are parties) and each associated Security Document (other than control agreements to which both the Priority Lien Agent and the Second Lien Collateral Trustee are parties or, in the case of

Third Lien Security Documents, other than control agreements to which the Priority Lien Agent or the Second Lien Collateral Trustee, as applicable, and the Third Lien Collateral Trustee are parties) granting any security interest in the Collateral to contain a legend to the effect set forth on Annex I.

Section 4.07   Second Lien Secured Parties and Third Lien Secured Parties Rights as Unsecured Creditors; Judgment Lien Creditor. Both before and during an Insolvency or Liquidation Proceeding and whether before or after the Discharge of Priority Lien Obligations, any of the Second Lien Secured Parties and the Third Lien Secured Parties may take any actions and exercise any and all rights that would be available to a holder of unsecured claims; provided, however, that the Second Lien Secured Parties and the Third Lien Secured Parties may not take any of the actions prohibited by Section 3.05(a) or Section 4.02 or any other provisions in this Agreement; provided, further, that in the event that any of the Second Lien Secured Parties or Third Lien Secured Parties becomes a judgment lien creditor in respect of any Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Second Lien Obligations or the Third Lien Obligations, as applicable, such judgment lien shall be subject to the terms of this Agreement for all purposes (including in relation to the Priority Lien Obligations, the Second Lien Obligations and the Third Lien Obligations, as applicable) as the Second Liens and Third Liens, as applicable, are subject to this Agreement.

Section 4.08   Postponement of Subrogation.

(a)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby agrees that no payment or distribution to any Priority Lien Secured Party pursuant to the provisions of this Agreement shall entitle any Second Lien Secured Party or Third Lien Secured Party to exercise any rights of subrogation in respect thereof until, in the case of the Second Lien Secured Parties, the Discharge of Priority Lien Obligations shall each have occurred and, in the case of the Third Lien Secured Parties, the Discharge of Priority Lien Obligations and the Discharge of Second Lien Obligations shall each have occurred. Following the Discharge of Priority Lien Obligations, but subject to the reinstatement provided for in Section 4.03, each Priority Lien Secured Party will execute such documents, agreements, and instruments as any Second Lien Secured Party may reasonably request to evidence the transfer by subrogation to any such Person of an interest in the Priority Lien Obligations resulting from payments or distributions to such Priority Lien Secured Party by such Person, so long as all costs and expenses (including all reasonable legal fees and disbursements) incurred in connection therewith by such Priority Lien Secured Party are paid by such Person upon request for payment thereof.

(b)   Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, agrees that no payment or distribution to any Second Lien Secured Party pursuant to the provisions of this Agreement shall entitle any Third Lien Secured Party to exercise any rights of subrogation in respect thereof. Following the Discharge of Second Lien Obligations, but subject to the reinstatement provided for in Section 4.03, each Second Lien Secured Party will execute such documents, agreements, and instruments as any Third Lien Secured Party may reasonably request to evidence the transfer by subrogation to any such Person of an interest in the Second Lien Obligations resulting from payments or distributions to such Second Lien Secured Party by such Person, so long as all costs and expenses (including all reasonable legal fees and disbursements) incurred in connection therewith by such Second Lien Secured Party are paid by such Person upon request for payment thereof.

Section 4.09   Acknowledgment by the Secured Debt Representatives. Each of the Priority Lien Agent, for itself and on behalf of the other Priority Lien Secured Parties, the Second Lien Collateral Trustee, for itself and on behalf of the other Second Lien Secured Parties, and the Third Lien Collateral Trustee, for itself and on behalf of the other Third Lien Secured Parties, hereby acknowledges that this

Agreement is a material inducement to enter into a business relationship, that each has relied on this Agreement to enter into the Priority Lien Documents, the Second Lien Documents and the Third Lien Documents, as applicable, and all documentation related thereto, and that each will continue to rely on this Agreement in their related future dealings.

ARTICLE V
GRATUITOUS BAILMENT FOR PERFECTION OF CERTAIN SECURITY INTERESTS

Section 5.01   General. (a) Prior to the Discharge of Priority Lien Obligations, the Priority Lien Agent agrees that if it shall at any time hold a Priority Lien on any Collateral that can be perfected by the possession or control of such Collateral, and if such Collateral is in fact in the possession or under the control of the Priority Lien Agent, the Priority Lien Agent will serve as gratuitous bailee for (i) the Second Lien Collateral Trustee for the sole purpose of perfecting the Second Lien of the Second Lien Collateral Trustee on such Collateral and (ii) the Third Lien Collateral Trustee for the sole purpose of perfecting the Third Lien of the Third Lien Collateral Trustee on such Collateral. It is agreed that the obligations of the Priority Lien Agent and the rights of the Second Lien Collateral Trustee, the other Second Lien Secured Parties, the Third Lien Collateral Trustee and the other Third Lien Secured Parties in connection with any such bailment arrangement will be in all respects subject to the provisions of Article II. Notwithstanding anything to the contrary herein, the Priority Lien Agent will be deemed to make no representation as to the adequacy of the steps taken by it to perfect the Second Lien or Third Lien on any such Collateral and shall have no responsibility, duty, obligation or liability to the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party or any other Person for such perfection or failure to perfect, it being understood that the sole purpose of this Article is to enable the Second Lien Secured Parties to obtain a perfected Second Lien and the Third Lien Secured Parties to obtain a perfected Third Lien in such Collateral to the extent, if any, that such perfection results from the possession or control of such Collateral by the Priority Lien Agent. The Priority Lien Agent acting pursuant to this Section 5.01(a) shall not have by reason of the Priority Lien Security Documents, the Second Lien Security Documents, the Third Lien Security Documents, this Agreement or any other document or theory, a fiduciary relationship in respect of any Priority Lien Secured Party, the Second Lien Collateral Trustee, any Second Lien Secured Party, the Third Lien Collateral Trustee or any Third Lien Secured Party. Subject to Section 4.03, from and after the Discharge of Priority Lien Obligations, the Priority Lien Agent shall take all such actions in its power as shall reasonably be requested by the Second Lien Collateral Trustee (at the sole cost and expense of the Grantors) to transfer possession or control of such Collateral (in each case to the extent the Second Lien Collateral Trustee has a Lien on such Collateral after giving effect to any prior or concurrent releases of Liens) to the Second Lien Collateral Trustee for the benefit of all Second Lien Secured Parties.

(b)   Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, the Second Lien Collateral Trustee agrees that if it shall at any time hold a Second Lien on any Collateral that can be perfected by the possession or control of such Collateral or of an Account in which such Collateral is held, and if such Collateral or any such Account is in fact in the possession or under the control of the Second Lien Collateral Trustee, the Second Lien Collateral Trustee will serve as gratuitous bailee for (and hereby acknowledges that it shall have "control" (as defined in Section 9-104 of the New York UCC) over such Account for the benefit of) the Third Lien Collateral Trustee for the sole purpose of perfecting the Third Lien of the Third Lien Collateral Trustee on such Collateral. It is agreed that the obligations of the Second Lien Collateral Trustee and the rights of the Third Lien Collateral Trustee and the other Third Lien Secured Parties in connection with any such bailment arrangement will be in all respects subject to the provisions of Article II. Notwithstanding anything to the contrary herein, the Second Lien Collateral Trustee will be deemed to make no representation as to the adequacy of the steps taken by it to perfect the Third Lien on any such Collateral and shall have no responsibility, duty, obligation or liability to the Third Lien Collateral Trustee or any other Third Lien Secured Party or any other Person for such perfection or failure to perfect, it being understood that the sole purpose of this Article is to enable the Third Lien Secured Parties to obtain a perfected Third Lien in such Collateral to the extent, if any, that such perfection results from the possession or control of such Collateral or any such Account by the Second Lien Collateral Trustee. The Second Lien Collateral Trustee acting pursuant to this Section 5.01(b) shall not have by reason of the Second Lien Security Documents, the Third Lien Security Documents, this Agreement or any other document or theory, a fiduciary relationship in respect of any Second Lien Secured Party, the Third Lien Collateral Trustee or any Third Lien Secured Party. Subject to Section 4.03, from and after the Discharge of Second Lien Obligations, the Second Lien Collateral Trustee shall take all such actions in its power as shall reasonably be requested by the Third Lien Collateral Trustee (at the sole cost and expense of the Grantors) to transfer possession or control of such Collateral or any such Account (in each case to the extent the Third Lien Collateral Trustee has a Lien on such Collateral or Account after giving effect to any prior or concurrent releases of Liens) to the Third Lien Collateral Trustee for the benefit of all Third Lien Secured Parties.

Section 5.02   Deposit Accounts. (a) Prior to the Discharge of Priority Lien Obligations, to the extent that any Account is under the control of the Priority Lien Agent at any time, the Priority Lien Agent will act as gratuitous bailee for (and hereby acknowledges that it shall have "control" (as defined in Section 9-104 of the New York UCC) over such Account for the benefit of) (i) the Second Lien Collateral Trustee for the purpose of perfecting the Liens of the Second Lien Secured Parties and (ii) the Third Lien Collateral Trustee for the purpose of perfecting the Liens of the Third Lien Secured Parties in such Accounts and the cash and other assets therein as provided in Section 5.01 (but will have no duty, responsibility or obligation to the Second Lien Secured Parties or the Third Lien Secured Parties (including, without limitation, any duty, responsibility or obligation as to the maintenance of such control, the effect of such arrangement or the establishment of such perfection) except as set forth in the last sentence of this Section 5.02(a)). Unless the Second Liens on such Collateral shall have been or concurrently are released, after the occurrence of Discharge of Priority Lien Obligations, the Priority Lien Agent shall, at the request of the Second Lien Collateral Trustee, cooperate with the Grantors and the Second Lien Collateral Trustee (at the expense of the Grantors) in permitting control of any Accounts to be transferred to the Second Lien Collateral Trustee (or for other arrangements with respect to each such Account satisfactory to the Second Lien Collateral Trustee to be made).

(b)   Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, to the extent that any Account is under the control of the Second Lien Collateral Trustee at any time, the Second Lien Collateral Trustee will act as gratuitous bailee for (and hereby acknowledges that it shall have "control" (as defined in Section 9-104 of the New York UCC) over such Account for the benefit of) the Third Lien Collateral Trustee for the purpose of perfecting the Liens of the Third Lien Secured Parties in such Accounts and the cash and other assets therein as provided in Section 5.01 (but will have no duty, responsibility or obligation to the Third Lien Secured Parties (including, without limitation, any duty, responsibility or obligation as to the maintenance of such control, the effect of such arrangement or the establishment of such perfection) except as set forth in the last sentence of this Section 5.02(b)). Unless the Third Liens on such Collateral shall have been or concurrently are released, after the occurrence of Discharge of Second Lien Obligations, the Second Lien Collateral Trustee shall, at the request of the Third Lien Collateral Trustee, cooperate with the Grantors and the Third Lien Collateral Trustee (at the expense of the Grantors) in permitting control of any Accounts to be transferred to the Third Lien Collateral Trustee (or for other arrangements with respect to each such Account satisfactory to the Third Lien Collateral Trustee to be made).

ARTICLE VI
APPLICATION OF PROCEEDS; DETERMINATION OF AMOUNTS

Section 6.01   Application of Proceeds. (a) Prior to the Discharge of Priority Lien Obligations, and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, Collateral or proceeds received in connection with the enforcement or exercise of any rights or remedies with respect to any portion of the Collateral will be applied:

    (i)   first, to the payment in full in cash of all Priority Lien Obligations that are not Excess Priority Lien Obligations;

    (ii)   second, to the payment in full in cash of all Second Lien Obligations;

    (iii)   third, to the payment in full in cash of all Excess Priority Lien Obligations;

    (iv)   fourth, to the payment in full in cash of all Third Lien Obligations; and

    (v)   fifth, to Denbury or as otherwise required by applicable law.

(b)   Following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, Collateral or proceeds received in connection with the enforcement or exercise of any rights or remedies with respect to any portion of the Collateral will be applied:

    (i)   first, to the payment in full in cash of all Second Lien Obligations;

    (ii)   second, to the payment in full in cash of all Excess Priority Lien Obligations;

    (iii)   third, to the payment in full in cash of all Third Lien Obligations; and

    (iv)   fourth, to Denbury or as otherwise required by applicable law.

Payments made on account of Secured Obligations under this Section 6.01 shall be made to the applicable Secured Debt Representative for application in accordance with its applicable Secured Debt Documents

Section 6.02   Determination of Amounts. Whenever a Secured Debt Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any Priority Lien Obligations, Second Lien Obligations or Third Lien Obligations (or the existence of any commitment to extend credit that would constitute any such obligations), or the existence of any Lien securing any such obligations, or the Collateral subject to any such Lien, it may request that such information be furnished to it in writing by the other Secured Debt Representatives and shall be entitled to make such determination on the basis of the information so furnished; provided, however, that if a Secured Debt Representative shall fail or refuse reasonably promptly to provide the requested information, the requesting Secured Debt Representative shall be entitled to make any such determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of Denbury. Each Secured Debt Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to Denbury or any of its subsidiaries, any Secured Party or any other Person as a result of such determination.

ARTICLE VII
NO RELIANCE; NO LIABILITY; OBLIGATIONS ABSOLUTE;
CONSENT OF GRANTORS, ETC.

Section 7.01   No Reliance; Information. The Priority Lien Secured Parties, the Second Lien Secured Parties and the Third Lien Secured Parties shall have no duty to disclose to any Secured Party any information relating to Denbury or any of the other Grantors, or any other circumstance bearing upon the risk of non-payment of any of the Priority Lien Obligations, the Second Lien Obligations or the Third Lien Obligations, as the case may be, that is known or becomes known to any of them or any of their Affiliates. In the event any Priority Lien Secured Party, any Second Lien Secured Party or any Third Lien Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information, to any Third Lien Secured Party, any Second Lien Secured Party or any Priority Lien Secured Party, as the case may be, it shall be under no obligation (a) to make, and shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of the information so provided, (b) to provide any additional information or to provide any such information on any subsequent occasion or (c) to undertake any investigation.

Section 7.02   No Warranties or Liability.

(a)   The Priority Lien Agent, for itself and on behalf of the other Priority Lien Secured Parties, acknowledges and agrees that, except for the representations and warranties set forth in Article VIII, (i) neither the Second Lien Collateral Trustee nor any other Second Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Second Lien Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon and (ii) neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Third Lien Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon.

(b)   The Second Lien Collateral Trustee, for itself and on behalf of the other Second Lien Secured Parties, acknowledges and agrees that, except for the representations and warranties set forth in Article VIII, (i) neither the Priority Lien Agent nor any other Priority Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Priority Lien Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon and (ii) neither the Third Lien Collateral Trustee nor any other Third Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Third Lien Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon.

(c)   The Third Lien Collateral Trustee, for itself and on behalf of the other Third Lien Secured Parties, acknowledges and agrees that, except for the representations and warranties set forth in Article VIII, (i) neither the Priority Lien Agent nor any other Priority Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Priority Lien Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon and (ii) neither the Second Lien Collateral

Trustee nor any other Second Lien Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Second Lien Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon.

(d)   (i) The Priority Lien Agent and the other Priority Lien Secured Parties shall have no express or implied duty to the Second Lien Collateral Trustee, any other Second Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party, (ii) the Second Lien Collateral Trustee and the other Second Lien Secured Parties shall have no express or implied duty to the Priority Lien Agent, any other Priority Lien Secured Party, the Third Lien Collateral Trustee or any other Third Lien Secured Party, and (iii) the Third Lien Collateral Trustee shall have no express or implied duty to the Priority Lien Agent, any other Priority Lien Secured Party, the Second Lien Collateral Trustee or any other Second Lien Secured Party, in each case to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of a default or an event of default under any Priority Lien Document, any Second Lien Document and any Third Lien Document (other than, in each case, this Agreement), regardless of any knowledge thereof which they may have or be charged with.

(e)   Each of the Second Lien Collateral Trustee, for itself and on behalf of each other Second Lien Secured Party, and the Third Lien Collateral Trustee, for itself and on behalf of each other Third Lien Secured Party, hereby waives any claim that may be had against the Priority Lien Agent or any other Priority Lien Secured Party arising out of any actions which the Priority Lien Agent or such Priority Lien Secured Party takes or omits to take (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any Collateral, and actions with respect to the collection of any claim for all or only part of the Priority Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the Priority Lien Documents or the valuation, use, protection or release of any security for such Priority Lien Obligations. The Third Lien Collateral Trustee, for itself and on behalf each other Third Lien Secured Party, hereby waives any claim that may be had against the Second Lien Collateral Trustee or any other Second Lien Secured Party arising out of any actions which the Second Lien Collateral Trustee or such Second Lien Secured Party takes or omits to take following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any Collateral, and actions with respect to the collection of any claim for all or only part of the Second Lien Obligations from any account debtor, guarantor or any other party) in accordance with this Agreement and the Second Lien Documents or the valuation, use, protection or release of any security for such Second Lien Obligations.

Section 7.03   Obligations Absolute. The Lien priorities provided for herein and the respective rights, interests, agreements and obligations hereunder of the Priority Lien Agent and the other Priority Lien Secured Parties, the Second Lien Collateral Trustee and the other Second Lien Secured Parties, and the Third Lien Collateral Trustee and the other Third Lien Secured Parties shall remain in full force and effect irrespective of:

(a)   any lack of validity or enforceability of any Secured Debt Document;

(b)   any change in the time, place or manner of payment of, or in any other term of (including the Replacing of), all or any portion of the Priority Lien Obligations or the Second Lien Obligations, it being specifically acknowledged that a portion of the Priority Lien Obligations or the Second Lien Obligations consist or may consist of Debt that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed;

(c)   any amendment, waiver or other modification, whether by course of conduct or otherwise, of any Secured Debt Document;

(d)   the securing of any Priority Lien Obligations, Second Lien Obligations or Third Lien Obligations with any additional collateral or guarantees, or any exchange, release, voiding, avoidance or non-perfection of any security interest in any Collateral or any other collateral or any release of any guarantee securing any Priority Lien Obligations, Second Lien Obligations or Third Lien Obligations;

(e)   the commencement of any Insolvency or Liquidation Proceeding in respect of Denbury or any other Grantor; or

(f)   any other circumstances that otherwise might constitute a defense available to, or a discharge of, Denbury or any other Grantor in respect of the Priority Lien Obligations, the Second Lien Obligations or the Third Lien Obligations.

Section 7.04   Grantors Consent. Each Grantor hereby consents to the provisions of this Agreement and the intercreditor arrangements provided for herein and agrees that the obligations of the Grantors under the Secured Debt Documents will in no way be diminished or otherwise affected by such provisions or arrangements (except as expressly provided herein).


ARTICLE VIII
REPRESENTATIONS AND WARRANTIES


Section 8.01   Representations and Warranties of Each Party. Each party hereto represents and warrants to the other parties hereto as follows:

(a)   Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement.

(b)   This Agreement has been duly executed and delivered by such party.

(c)   The execution, delivery and performance by such party of this Agreement (i) do not require any consent or approval of, registration or filing with or any other action by any Governmental Authority, (ii) will not violate any applicable law or regulation or any order of any Governmental Authority or any indenture, agreement or other instrument binding upon such party and (iii) will not violate the charter, by-laws or other organizational documents of such party.

Section 8.02   Representations and Warranties of Each Representative. Each of the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee represents and warrants to the other parties hereto that it is authorized under the Priority Lien Credit Agreement, the Second Lien Collateral Trust Agreement and the Third Lien Collateral Trust Agreement, as the case may be, to enter into this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.01 <u>Notices</u>. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a) if to the Original Priority Lien Agent, to it at:

JPMorgan Chase Bank, N.A.
Mail Code TX1-2911
2200 Ross Avenue, 3rd Floor
Dallas, Texas 75201
Facsimile: (214) 965-3280
Attention: Michele Jones

(b) if to the Original Second Lien Collateral Trustee, to it at:

Wilmington Trust, National Association
Global Capital Markets
15950 N. Dallas Parkway, Suite 550
Dallas, Texas 75248
Facsimile: 888-316-6238
Attention: Denbury Collateral Trust Administrator; and

(c) if to any other Secured Debt Representative, to such address as specified in the applicable Priority Confirmation Joinder.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt (if a Business Day) and on the next Business Day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by telecopy or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this <u>Section 9.01</u> or in accordance with the latest unrevoked direction from such party given in accordance with this <u>Section 9.01</u>. As agreed to in writing among Denbury, the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable person provided from time to time by such person.

Section 9.02 <u>Waivers; Amendment</u>. (a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by <u>paragraph (b)</u> of this <u>Section 9.02</u>, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b)   Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified except pursuant to an agreement or agreements in writing entered into by each Secured Debt Representative; provided, however, that this Agreement may be amended from time to time as provided in the last paragraph of Section 4.04; provided further, however, with respect to any amendment that directly and adversely affects any express rights or obligations of Denbury or any other Grantor hereunder, no such amendment or modification shall be effective unless consented to by Denbury and any applicable Grantor in writing. Any amendment of this Agreement that is proposed to be effected without the consent of a Secured Debt Representative as permitted by the first proviso to the preceding sentence shall be submitted to such Secured Debt Representative for its review at least 5 Business Days prior to the proposed effectiveness of such amendment.

Section 9.03   Actions Upon Breach; Specific Performance. (a) (i) Prior to the Discharge of Priority Lien Obligations, if any Second Lien Secured Party or Third Lien Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Grantor or the Collateral, such Grantor, with the prior written consent of the Priority Lien Agent, may interpose as a defense or dilatory plea the making of this Agreement, and any Priority Lien Secured Party may intervene and interpose such defense or plea in its or their name or in the name of such Grantor and (ii) following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, if any Third Lien Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Grantor or the Collateral, such Grantor, with the prior written consent of the Second Lien Collateral Trustee, may interpose as a defense or dilatory plea the making of this Agreement, and any Second Lien Secured Party may intervene and interpose such defense or plea in its or their name or in the name of such Grantor.

(b)   (i) Prior to the Discharge of Priority Lien Obligations, should any Second Lien Secured Party or Third Lien Secured Party, contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement), or take any other action in violation of this Agreement or fail to take any action required by this Agreement, the Priority Lien Agent or any other Priority Lien Secured Party (in its own name or in the name of the relevant Grantor) or the relevant Grantor, with the prior written consent of the Priority Lien Agent, (A) may obtain relief against such Second Lien Secured Party or Third Lien Secured Party, as applicable, by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by each of the Second Lien Collateral Trustee on behalf of each Second Lien Secured Party and the Third Lien Collateral Trustee on behalf of each Third Lien Secured Party that (I) the Priority Lien Secured Parties' damages from its actions may at that time be difficult to ascertain and may be irreparable, and (II) each Second Lien Secured Party and Third Lien Secured Party waives any defense that the Grantors and/or the Priority Lien Secured Parties cannot demonstrate damage and/or be made whole by the awarding of damages, and (B) shall be entitled to damages, as well as reimbursement for all reasonable and documented costs and expenses incurred in connection with any action to enforce the provisions of this Agreement and (ii) following the Discharge of Priority Lien Obligations but prior to the Discharge of Second Lien Obligations, should any Third Lien Secured Party, contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement), or take any other action in violation of this Agreement or fail to take any action required by this Agreement, the Second Lien Collateral Trustee or any other Second Lien Secured Party (in its own name or in the name of the relevant Grantor) or the relevant Grantor, with the prior written consent of the Second Lien Collateral Trustee, (A) may obtain relief against such Third Lien Secured Party by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by the Third Lien Collateral Trustee on behalf of each Third Lien Secured Party that (I) the Second Lien Secured Parties' damages from its actions may at that time be difficult to ascertain and may be irreparable, and (II) each Third Lien Secured Party waives any defense that the Grantors and/or the

Second Lien Secured Parties cannot demonstrate damage and/or be made whole by the awarding of damages, and (B) shall be entitled to damages, as well as reimbursement for all reasonable and documented costs and expenses incurred in connection with any action to enforce the provisions of this Agreement.

Section 9.04   Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other Secured Parties, all of whom are intended to be bound by, and to be third-party beneficiaries of, this Agreement. No other Person will be entitled to rely on, have the benefit of or enforce this Agreement.

Section 9.05   Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

Section 9.06   Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.07   Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.08   Governing Law; Jurisdiction; Consent to Service of Process. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, (INCLUDING SECTION 5-1401 AND SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATION LAW, BUT WITHOUT REFERENCE TO ANY OTHER CONFLICTS OF CHOICE OF LAW PRINCIPLES THEREOF).

(b)   Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party hereto may otherwise have to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction.

(c)   Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (b) of this Section 9.08. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)   Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.09   WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.10   Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.11   Conflicts. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any Secured Debt Documents, the provisions of this Agreement shall control.

Section 9.12   Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the distinct and separate relative rights of the Priority Lien Secured Parties, the Second Lien Secured Parties and the Third Lien Secured Parties with respect to the Liens securing the Secured Obligations. None of Denbury, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement (provided that nothing in this Agreement (other than Section 4.01, 4.02, 4.04, or 4.05) is intended to or will amend, waive or otherwise modify the provisions of the Priority Lien Documents, the Second Lien Documents or the Third Lien Documents, as applicable), and except as expressly provided in this Agreement neither Denbury nor any other Grantor may rely on the terms hereof (other than Sections 4.01, 4.02, 4.04, or 4.05, Article VII and Article IX). Nothing in this Agreement is intended to or shall impair the obligations of Denbury or any other Grantor to pay the Obligations under the Secured Debt Documents as and when the same shall become due and payable in accordance with their terms, which are absolute and unconditional.

Section 9.13   Certain Terms Concerning the Second Lien Collateral Trustee and the Third Lien Collateral Trustee. (a) The Second Lien Collateral Trustee is executing and delivering this Agreement solely in its capacity as such and pursuant to direction set forth in the Second Lien Collateral Trust Agreement; and in so doing, the Second Lien Collateral Trustee shall not be responsible for the terms or sufficiency of this Agreement for any purpose. The Second Lien Collateral Trustee shall have no duties or obligations under or pursuant to this Agreement other than such duties and obligations as are expressly set forth in this Agreement as duties and obligations on its part to be performed or observed. In entering into this Agreement, or in taking (or forbearing from) any action under or pursuant to the Agreement, the Second Lien Collateral Trustee shall have and be protected by all of the rights, immunities, indemnities and other protections granted to it under the Second Lien Indenture and the other Second Lien Documents (including without limitation Article 5 and Section 7.8 of the Second Lien Collateral Trust Agreement).

(b)   The Third Lien Collateral Trustee is executing and delivering this Agreement solely in its capacity as such and pursuant to direction set forth in the Third Lien Collateral Trust

Agreement; and in so doing, the Third Lien Collateral Trustee shall not be responsible for the terms or sufficiency of this Agreement for any purpose. The Third Lien Collateral Trustee shall have no duties or obligations under or pursuant to this Agreement other than such duties and obligations as may be expressly set forth in this Agreement as duties and obligations on its part to be performed or observed. In entering into this Agreement, or in taking (or forbearing from) any action under or pursuant to the Agreement, the Third Lien Collateral Trustee shall have and be protected by all of the rights, immunities, indemnities and other protections granted to it under any Third Lien Debt Facility and the Third Lien Documents.

Section 9.14   Certain Terms Concerning the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee. None of the Priority Lien Agent, the Second Lien Collateral Trustee or the Third Lien Collateral Trustee shall have any liability or responsibility for the actions or omissions of any other Secured Party, or for any other Secured Party's compliance with (or failure to comply with) the terms of this Agreement. None of the Priority Lien Agent, the Second Lien Collateral Trustee or the Third Lien Collateral Trustee shall have individual liability to any Person if it shall mistakenly pay over or distribute to any Secured Party (or Denbury) any amounts in violation of the terms of this Agreement, so long as the Priority Lien Agent, the Second Lien Collateral Trustee or the Third Lien Collateral Trustee, as the case may be, is acting in good faith. Each party hereto hereby acknowledges and agrees that each of the Priority Lien Agent, the Second Lien Collateral Trustee and the Third Lien Collateral Trustee is entering into this Agreement solely in its capacity as such under the Priority Lien Documents, the Second Lien Documents and the Third Lien Documents, respectively, and not in its individual capacity.

(a)   The Priority Lien Agent shall not be deemed to owe any fiduciary duty to (i) the Second Lien Collateral Trustee or any other Second Lien Representative or any other Second Lien Secured Party or (ii) the Third Lien Collateral Trustee or any other Third Lien Representative or any other Third Lien Secured Party;

(b)   the Second Lien Collateral Trustee shall not be deemed to owe any fiduciary duty to (i) the Priority Lien Agent or any other Priority Lien Secured Party or (ii) the Third Lien Collateral Trustee or any other Third Lien Representative or any other Third Lien Secured Party; and

(c)   the Third Lien Collateral Trustee shall not be deemed to owe any fiduciary duty to (i) the Priority Lien Agent or any other Priority Lien Secured Party or (ii) the Second Lien Collateral Trustee or any other Second Lien Representative or any other Second Lien Secured Party.

Section 9.15   Authorization of Secured Agents. By accepting the benefits of this Agreement and the other Priority Lien Security Documents, each Priority Lien Secured Party authorizes the Priority Lien Agent to enter into this Agreement and to act on its behalf as collateral agent hereunder and in connection herewith. By accepting the benefits of this Agreement and the other Second Lien Security Documents, each Second Lien Secured Party authorizes the Second Lien Collateral Trustee to enter into this Agreement and to act on its behalf as collateral agent hereunder and in connection herewith. By accepting the benefits of this Agreement and the other Third Lien Security Documents, each Third Lien Secured Party authorizes the Third Lien Collateral Trustee to enter into this Agreement and to act on its behalf as collateral agent hereunder and in connection herewith.

Section 9.16   Further Assurances. Each of the Priority Lien Agent, for itself and on behalf of the other Priority Lien Secured Parties, the Second Lien Collateral Trustee, for itself and on behalf of the other Second Lien Secured Parties, the Third Lien Collateral Trustee, for itself and on behalf of the other Third Lien Secured Parties, and each Grantor party hereto, for itself and on behalf of its subsidiaries, agrees that it will execute, or will cause to be executed, any and all further documents, agreements and instruments, and take all such further actions, as may be required under any applicable law, or which the Priority Lien Agent, the Second Lien Collateral Trustee or the Third Lien Collateral Trustee may reasonably request, to effectuate the terms of this Agreement, including the relative Lien priorities provided for herein.

Section 9.17   Relationship of Secured Parties. Nothing set forth herein shall create or evidence a joint venture, partnership or an agency or fiduciary relationship among the Secured Parties. Neither any of the Secured Parties nor any of their respective directors, officers, agents or employees shall be responsible to any other Secured Party or to any other Person for any Grantor's solvency, financial condition or ability to repay the Priority Lien Obligations, the Second Lien Obligations or the Third Lien Obligations, or for statements of any Grantor, oral or written, or for the validity, sufficiency or enforceability of the Priority Lien Documents, the Second Lien Documents or the Third Lien Documents, or any security interests granted by any Grantor to any Secured Party in connection therewith. Each Secured Party has entered into its respective financing agreements with the Grantors based upon its own independent investigation, and none of the Priority Lien Agent, the Second Lien Collateral Trustee or the Third Lien Collateral Trustee makes any warranty or representation to the other Secured Debt Representatives or the Secured Parties for which it acts as agent nor does it rely upon any representation of the other agents or the Secured Parties for which it acts as agent with respect to matters identified or referred to in this Agreement; provided that, nothing herein shall impose an obligation on the Second Lien Trustee or Second Lien Collateral Trustee to undertake any investigation with respect to the Grantors beyond that which may be required by the Second Lien Notes Indenture or the Second Lien Collateral Trust Agreement.

Section 9.18   Agreements with respect to Borrowing Base Cap and Borrowing Base Cap Certificates.

(a)   Denbury agrees, on behalf of itself and each other Grantor, in favor of the Priority Lien Agent and Second Lien Collateral Trustee that:

(i)   in connection with each initial determination, scheduled redetermination or interim redetermination of the "Borrowing Base" under the Priority Lien Credit Agreement, Denbury shall deliver, concurrently with the Reserve Report relating to such initial determination, scheduled redetermination or interim redetermination, a certificate setting forth the amount of the Borrowing Base Cap and the calculation thereof (each, a "Borrowing Base Cap Certificate");

(ii)   the Borrowing Base Cap as set forth in any such Borrowing Base Cap Certificate shall be in effect until Denbury delivers the next such Borrowing Base Cap Certificate to the Priority Lien Agent in accordance with clause (a) of this Section 9.18 and in determining the Borrowing Base Cap at any relevant time, the Priority Lien Agent and the Priority Lien Secured Parties shall be entitled to rely conclusively (without further investigation) upon the Borrowing Base Cap then in effect as set forth in the most recently delivered Borrowing Base Cap Certificate;

(iii)   in connection with any transaction that would have the effect of reducing the amount calculated pursuant to clause (a)(i) of the definition of "Priority Lien Cap", Denbury shall deliver notice to the Priority Lien Agent of such transaction and such notice shall set forth the pro forma amount calculated pursuant to clause (a)(i) of the definition of "Priority Lien Cap" after giving effect to such transaction; and

(iv)   notwithstanding anything to the contrary in the Priority Lien Documents, the "Borrowing Base" under the Priority Lien Credit Agreement shall never exceed the Borrowing Base Cap then in effect.

(b)	The Second Lien Collateral Trustee, on behalf of itself and each of the Second Lien Secured Parties, and the Third Lien Collateral Trustee, on behalf of itself and each of the Third Lien Secured Parties, each hereby acknowledges and agrees that the Priority Lien Agent and the Priority Lien Secured Parties shall be entitled to rely conclusively (without further investigation) upon the Borrowing Base Cap then in effect as set forth in the Borrowing Base Cap Certificate most recently delivered to the Priority Lien Agent by Denbury in accordance with this Section 9.18.

Section 9.19	Third Lien Provisions. Notwithstanding any of the foregoing provisions, until such time as the Third Lien Collateral Trustee has, pursuant to the terms hereof (including, but not limited to Section 4.04(c)), entered into, and, for itself and on behalf of the Third Lien Secured Parties, agreed to be bound by the terms of, this Agreement and executed a Priority Confirmation Joinder, the provisions of this Agreement relating to the Third Lien Obligations (including, but not limited to, the definitions of "Additional Third Lien Debt Facility", "Additional Third Lien Documents", "Additional Third Lien Obligations", "Additional Third Lien Secured Parties", "Additional Third Lien Security Documents", "Third Lien", "Third Lien Collateral", "Third Lien Collateral Trust Agreement", "Third Lien Collateral Trustee", "Third Lien Debt", "Third Lien Documents", "Third Lien First Standstill Period", "Third Lien Obligations", "Third Lien Representative", "Third Lien Second Standstill Period", "Third Lien Secured Parties", "Third Lien Security Documents" and "Third Lien Substitute Facility" and provisions, insofar as they relate to Third Lien Obligations, Third Liens or Third Lien Documents, regarding priority, enforcement actions, Standstill Periods, release, Insolvency or Liquidation Proceedings, reinstatement, amendments and application of proceeds) shall not be operative.

[SIGNATURES BEGIN NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

JPMORGAN CHASE BANK, N.A., as Priority Lien Agent

By: /s/ Elizabeth Schorman
Name: Elizabeth Schorman
Title: Vice President

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Second
Lien Collateral Trustee

By: /s/ Shawn Goffinet
Name: Shawn Goffinet
Title: Assistant Vice President

ACKNOWLEDGED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN:

DENBURY RESOURCES INC.

By: /s/ Mark C. Allen

Name: Mark C. Allen

Title: Senior Vice President and Chief Financial Officer

OTHER GRANTORS: **DENBURY GATHERING & MARKETING, INC.**
DENBURY HOLDINGS, INC.
DENBURY OPERATING COMPANY
DENBURY ONSHORE, LLC
DENBURY PIPELINE HOLDINGS, LLC
DENBURY AIR, LLC
DENBURY GREEN PIPELINE-TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
GREENCORE PIPELINE COMPANY LLC
DENBURY GREEN PIPELINE-MONTANA, LLC
DENBURY GREEN PIPELINE-RILEY RIDGE, LLC
DENBURY THOMPSON PIPELINE, LLC
ENCORE PARTNERS GP HOLDINGS, LLC
PLAIN ENERGY HOLDINGS, LLC

By: /s/ Mark C. Allen

Name: Mark C. Allen

Title: Senior Vice President and Chief Financial Officer

ANNEX I

<u>Provision for the Second Lien Indenture, any Additional Second Lien Debt Facility, the Second Lien Documents, the Initial Third Lien Debt Facility, any Additional Third Lien Debt Facility and the Third Lien Documents</u>

Reference is made to the Intercreditor Agreement dated as of May 10, 2016, between JPMorgan Chase Bank, N.A., as Priority Lien Agent (as defined therein), and Wilmington Trust, National Association, as Second Lien Collateral Trustee (as defined therein) and acknowledged and agreed by Denbury Resources Inc. and certain of its subsidiaries (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "<u>Intercreditor Agreement</u>"). Each holder of [Second Lien Indenture Notes][Additional Second Lien Obligations][Initial Third Lien Obligations][Additional Third Lien Obligations] (as defined therein), by its acceptance of such [Second Lien Indenture Notes][Additional Second Lien Obligations][Initial Third Lien Obligations][Additional Third Lien Obligations] (i) consents to the subordination of Liens provided for in the Intercreditor Agreement, (ii) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (iii) authorizes and instructs the [Second/Third] Lien Collateral Trustee (as defined therein) on behalf of each [Second/Third] Lien Secured Party (as defined therein) to enter into the Intercreditor Agreement as [Second/Third] Lien Collateral Trustee on behalf of such [Second/Third] Lien Secured Parties and (iv) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person. The foregoing provisions are intended as an inducement to the lenders under the Priority Lien Documents (as defined in the Intercreditor Agreement) to extend credit to Denbury Resources Inc., and such lenders are intended third-party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

<u>Provision for all Second Lien Indenture Security Documents, any Additional Second Lien Security Documents, the Initial Third Lien Security Documents and the Additional Third Lien Security Documents that Grant a Security Interest in Collateral</u>

Reference is made to the Intercreditor Agreement, dated as of May 10, 2016, between JPMorgan Chase Bank, N.A., as Priority Lien Agent (as defined therein), and Wilmington Trust, National Association, as Second Lien Collateral Trustee (as defined therein) and acknowledged and agreed by Denbury Resources Inc. and certain of its subsidiaries (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "<u>Intercreditor Agreement</u>"). Each Person that is secured hereunder, by accepting the benefits of the security provided hereby, (i) consents (or is deemed to consent), to the subordination of Liens provided for in the Intercreditor Agreement, (ii) agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (iii) authorizes (or is deemed to authorize) the [Second Lien Collateral Trustee] [Third Lien Collateral Trustee] (as defined in the Intercreditor Agreement) on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and (iv) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person.

Notwithstanding any other provision contained herein, this Agreement, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Security Documents (as defined in the Intercreditor Agreement). In the event of any conflict or inconsistency between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.

EXHIBIT A
to Intercreditor Agreement

[FORM OF]
PRIORITY CONFIRMATION JOINDER

Reference is made to the Intercreditor Agreement, dated as of May 10, 2016 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "Intercreditor Agreement") between JPMorgan Chase Bank, N.A., as Priority Lien Agent for the Priority Lien Secured Parties (as defined therein), and Wilmington Trust, National Association, as Second Lien Collateral Trustee for the Second Lien Secured Parties (as defined therein) and acknowledged and agreed by Denbury Resources Inc. and certain of its subsidiaries.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Intercreditor Agreement. This Priority Confirmation Joinder is being executed and delivered pursuant to Section 4.04 [(a)][(b)][(c)] of the Intercreditor Agreement as a condition precedent to the debt for which the undersigned is acting as representative being entitled to the rights and subject to the obligations of being [Additional [Priority/Second/Third] Lien Obligations][Initial Third Lien Obligations] under the Intercreditor Agreement.

1. Joinder. The undersigned, [_______________], a [_______________], (the "New Representative") as [trustee] [collateral trustee] [administrative agent] [collateral agent] under that certain *[describe applicable indenture, credit agreement or other document governing the Second or [Initial/Additional] Third Lien Obligations]* hereby:

(a) represents that the New Representative has been authorized to become a party to the Intercreditor Agreement on behalf of the [Priority Lien Secured Parties under a Priority Lien Substitute Facility] [Second Lien Indenture Secured Parties under the Second Lien Substitute Facility] [Additional Second Lien Secured Parties under the Additional Second Lien Debt Facility] [Initial Third Lien Secured Parties under the Initial Third Lien Debt Facility] [Additional Third Lien Secured Parties under the Additional Third Lien Debt Facility] as [a Priority Lien Agent under a Priority Lien Substitute Facility] [a Second Lien Collateral Trustee under a Second Lien Substitute Facility] [a Third Lien Collateral Trustee under a Third Lien Substitute Facility] [Secured Debt Representative] [Second Lien Representative] [Third Lien Representative] under the Intercreditor Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Intercreditor Agreement as fully as if the undersigned had executed and delivered the Intercreditor Agreement as of the date thereof; and

(b) agrees that its address for receiving notices pursuant to the Intercreditor Agreement shall be as follows:

[Address];

2. Priority Confirmation.

[*Option A: to be used if additional debt constitutes a Priority Lien Debt*] The undersigned New Representative, on behalf of itself and each Priority Lien Secured Party for which the undersigned is acting as [Administrative Agent] hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as Priority Lien Obligations under the Intercreditor Agreement, that:

(b)   the New Representative is bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens (subject, in the case of Second Liens, to the Priority Lien Cap) Second Liens and Third Liens and the order of application of proceeds from enforcement of Priority Liens (subject, in the case of Second Liens, to the Priority Lien Cap) Second Liens and Third Liens. **[or]**

[*Option B: to be used if additional debt constitutes a Series of Second Lien Debt*] The undersigned New Representative, on behalf of itself and each holder of Obligations in respect of the Series of Second Lien Debt [that constitutes a Second Lien Substitute Facility] [that constitutes an Additional Second Lien Debt Facility] for which the undersigned is acting as [Second Lien Representative] [Second Lien Collateral Trustee] hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as Secured Obligations under the Intercreditor Agreement, that:

(a)   all Second Lien Obligations will be and are secured equally and ratably by all Second Liens at any time granted by Denbury or any other Grantor to secure any Obligations in respect of such Series of Second Lien Debt, whether or not upon property otherwise constituting Collateral for such Series of Second Lien Debt, and that all such Second Liens will be enforceable by the Second Lien Collateral Trustee with respect to such Series of Second Lien Debt for the benefit of all Second Lien Secured Parties equally and ratably;

(b)   the New Representative and each holder of Obligations in respect of the Series of Second Lien Debt for which the undersigned is acting as [Second Lien Representative] are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens, Second Liens and Third Liens and the order of application of proceeds from enforcement of Priority Liens, Second Liens and Third Liens; and

(c)   the New Representative and each holder of Obligations in respect of the Series of Second Lien Debt for which the undersigned is acting as [Second Lien Representative] appoints the Second Lien Collateral Trustee and consents to the terms of the Intercreditor Agreement and the performance by the Second Lien Collateral Trustee of, and directs the Second Lien Collateral Trustee to perform, its obligations under the Intercreditor Agreement and the Second Lien Collateral Trust Agreement, together with all such powers as are reasonably incidental thereto. **[or]**

[*Option C: to be used if additional debt constitutes a Series of Third Lien Debt*] The undersigned New Representative, on behalf of itself and each holder of Obligations in respect of the Series of Third Lien Debt [that constitutes the Initial Third Lien Debt Facility] [that constitutes a Third Lien Substitute Facility] [that constitutes an Additional Third Lien Debt Facility] for which the undersigned is acting as [Third Lien Representative] [Third Lien Collateral Trustee] hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as Secured Obligations under the Intercreditor Agreement, that:

(a)   all Third Lien Obligations will be and are secured equally and ratably by all Third Liens at any time granted by Denbury or any other Grantor to secure any Obligations in respect of such Series of Third Lien Debt, whether or not upon property otherwise constituting Collateral for such Series of Third Lien Debt, and that all such Third Liens will be enforceable by the Third Lien Collateral Trustee with respect to such Series of Third Lien Debt for the benefit of all Third Lien Secured Parties equally and ratably;

(b)   the New Representative and each holder of Obligations in respect of the Series of Third Lien Debt for which the undersigned is acting as [*Third Lien Representative*] [*Third Lien Collateral Trustee*] are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens, Second Liens and Third Liens and the order of application of proceeds from enforcement of Priority Liens, Second Liens and Third Liens; and

[(c) the New Representative and each holder of Obligations in respect of the Series of Third Lien Debt for which the undersigned is acting as [*Third Lien Representative*] appoints the Third Lien Collateral Trustee and consents to the terms of the Intercreditor Agreement and the performance by the Third Lien Collateral Trustee of, and directs the Third Lien Collateral Trustee to perform, its obligations under the Intercreditor Agreement and the Third Lien Collateral Trust Agreement, together with all such powers as are reasonably incidental thereto.][1]

3. <u>Full Force and Effect of Intercreditor Agreement</u>. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

4. <u>Governing Law and Miscellaneous Provisions</u>. The provisions of <u>Article IX</u> of the Intercreditor Agreement will apply with like effect to this Priority Confirmation Joinder.

5. <u>Expenses</u>. Denbury agrees to reimburse each Secured Debt Representative for its reasonable out-of-pocket expenses in connection with this Priority Confirmation Joinder, including the reasonable fees, other charges and disbursements of counsel.

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[1] Necessary only in the case of an incurrence of Additional Third Lien Obligations.

IN WITNESS WHEREOF, the parties hereto have caused this Priority Confirmation Joinder to be executed by their respective officers or representatives as of [_____, 20____].

[insert name of New Representative]

By: _____
Name: _____
Title: _____

The Priority Lien Agent hereby acknowledges receipt of this Priority Confirmation Joinder [and agrees to act as Priority Lien Agent for the New Representative and the holders of the Obligations represented thereby]:

_____
as Priority Lien Agent

By: _____
Name: _____
Title: _____

The Second Lien Collateral Trustee hereby acknowledges receipt of this Priority Confirmation Joinder [and agrees to act as Second Lien Collateral Trustee for the New Representative and the holders of the Obligations represented thereby]:

_____
as Second Lien Collateral Trustee

By: _____
Name: _____
Title: _____

[The Third Lien Collateral Trustee hereby acknowledges receipt of this Priority Confirmation Joinder [and agrees to act as Third Lien Collateral Trustee for the New Representative and the holders of the Obligations represented thereby]:

_____
as Third Lien Collateral Trustee

By: _____
Name: _____
Title: _____

Acknowledged and Agreed to by:

DENBURY RESOURCES INC.

By: _____

Name: _____

Title: _____

**EXHIBIT B
to Intercreditor Agreement**

SECURITY DOCUMENTS

PART A.

List of Priority Lien Security Documents

Amended and Restated Pledge Agreement dated as of December 9, 2014 by Denbury Resources Inc., a Delaware corporation, and the other Pledgors from time to time party thereto, in favor of JPMorgan Chase Bank, N.A., as Administrative Agent.

First Amendment and Assumption Agreement to Amended and Restated Pledge Agreement dated as of February 17, 2016 among Denbury Resources Inc., a Delaware corporation, each of the Pledgors and Additional Pledgors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

Those certain Mortgages, Line of Credit Mortgages, Assignments of As-Extracted Collateral, Security Agreements, Fixture Filings and Financing Statements dated prior to the date hereof by Denbury Onshore, LLC, in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, recorded in the real estate records of the following jurisdictions:

Adams County, Mississippi
Franklin County, Mississippi
Jasper County (1st District), Mississippi
Jasper County (2nd District), Mississippi
Jones County (2nd District), Mississippi
Lincoln County, Mississippi
Smith County, Mississippi
Wayne County, Mississippi
Yazoo County, Mississippi
Carter County, Montana
Fallon County, Montana
Powder River County, Montana
Bowman County, North Dakota
Slope County, North Dakota
Brazoria County, Texas
Chambers County, Texas
Fort Bend County, Texas
Galveston County, Texas
Harris County, Texas
Montgomery County, Texas

PART B.

List of Second Lien Indenture Security Documents

Second Lien Pledge Agreement dated as of May 10, 2016 among the Collateral Trustee, Denbury and the other Grantors party thereto.

PART C.

List of Initial Third Lien Security Documents

None as of the date hereof.